Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Amendment No. 1 to Confidential Submission

As submitted confidentially with the Securities and Exchange Commission on December 5, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission file number:

Flutter Entertainment plc

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Ireland

(Jurisdiction of incorporation or organization)

Belfield Office Park, Beech Hill Road

Clonskeagh, Dublin 4, D04 V972

Ireland

(Address of principal executive offices)

Peter Jackson

Chief Executive Officer

Flutter Entertainment plc

c/o Belfield Office Park, Beech Hill Road

Clonskeagh, Dublin 4, D04 V972

Ireland +353 (87) 223 2455

investor.relations@flutter.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Joshua Ford Bonnie Jonathan R. Ozner Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001 (202) 636-5500	Pádraig Ó Ríordáin Chief Legal Officer Flutter Entertainment plc c/o Belfield Office Park, Beech Hill Road Clonskeagh, Dublin 4, D04 V972 Ireland +353 (87) 223 2455

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares, nominal value of €0.09 per share	FLUT

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of the date of this registration statement, the Registrant had 176,885,968 ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP  ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

i

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

OVERVIEW

Flutter is the world’s largest online sports betting and iGaming operator based on revenue. Our ambition is to change our industry for the better to deliver long-term growth and a positive, sustainable future for all our stakeholders. We are well-placed to do so through the global competitive advantages of the Flutter Edge, giving our brands access to group-wide benefits to stay ahead of the competition, as well as a clear vision for sustainability through our Positive Impact Plan.

The Group consists of a diverse portfolio of leading recreational brands and products with a broad international reach. We operate some of the world’s most distinctive online sports betting and iGaming brands such as FanDuel, Sky Betting & Gaming, Sportsbet, PokerStars, Paddy Power, Sisal, tombola, Betfair, TVG, Junglee Games and Adjarabet. We are the industry leader by size with 10.2 million Average Monthly Players (“AMPs”) and £7.7 billion of revenue globally for fiscal 2022, and 12.3 million AMPs and £4.8 billion of revenue globally for the six months ended June 30, 2023.

We operate a divisional management and operating structure across our geographic markets. Each division has an empowered management team responsible for maintaining the momentum and growth in our respective geographic markets. Our divisions are: (i) the United States (the “U.S.”), (ii) the United Kingdom and Ireland (“UK&I”), (iii) Australia and (iv) International.

We believe that Flutter has a number of key commercial advantages:

(i)

Significant market growth opportunity: The U.S. market is expected to continue to experience significant growth as additional U.S. states are expected to legalize sports betting and iGaming, while outside of the U.S., the market is already worth £263 billion and also continues to grow. With just 30% of this combined market opportunity currently taking place online, we believe that there is a long runway for future growth.

(ii)

Scale operator with diversified product and geographic portfolio: We operate in a wide range of markets and offer a broad range of products. This level of diversification gives us exposure to fast-growing markets, and we also believe that it mitigates the impact on the overall Group of regulatory or other changes in individual markets. As a scale operator, we benefit from the “flywheel effect” where higher revenue growth enables greater operating leverage. This in turn enables us to invest more in our products and player proposition.

(iii)

The Flutter Edge: We refer to our Group’s global competitive advantage across talent, technology, product and capital provided by our scale and experience of operating online sports and betting businesses globally for over 20 years as the “Flutter Edge.” It represents a symbiotic relationship between our teams and divisions, with all contributing to and benefitting from the Flutter Edge.

(iv)	Clear vision on sustainability through our Positive Impact Plan: Striving to take care of our players, our colleagues, our communities and our planet is a goal we take very seriously.

We intend to leverage our scale, product and geographic diversity and the Flutter Edge to:

•

Invest to win in the United States by building on our sustainable competitive advantages to extend our leadership position in new states and states where we have an existing presence. We believe that we will be able to continue to deliver leadership in the U.S. market through the FanDuel Advantage where we believe that FanDuel is (i) able to acquire players efficiently, (ii) retain players for longer and (iii) earn higher average revenue per player.

•

Grow our gold medal (i.e. market-leading) positions in our other core markets of UK&I, Australia and Italy by focusing on expanding our player base, using local scale to unlock benefits across these markets.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	Build on our network and invest for leadership positions across international markets by combining global scale with local presence to deliver sustainable growth.

Our Group’s financial growth engine is built on:

•

Sustainable revenue growth: We seek to expand the Group’s player base and grow player value through product innovation and efficient generosity spend. We believe that there are significant revenue growth opportunities for both our U.S. and ex-U.S. businesses. As more U.S. states have legalized sports betting and iGaming, our U.S. business has grown revenue from £1,394 million in fiscal 2021 to £2,610 million in fiscal 2022. Excluding the U.S. business, we have grown revenue from £4,646 million in fiscal 2021 to £5,096 million in fiscal 2022, and we believe that our International “consolidate and invest” markets, which include Italy, Spain, Georgia, Armenia, Brazil, Canada, India and Turkey, provide the platform for continued high levels of future growth.

•

Margin benefits: We seek to increase the efficiency of our marketing investment and operating leverage to deliver high net income margins and Adjusted EBITDA Margins. The Group’s net income (loss) margins and Adjusted EBITDA Margins have been negatively impacted in recent years by significant investments in marketing and customer acquisition in the U.S. division. As the net income (loss) margin and Adjusted EBITDA Margin of our U.S. division have begun to improve, we expect that this will quickly begin to drive improvement in our consolidated net income (loss) margin and Adjusted EBITDA Margin.

•

Significant cashflow generation: Although recent acquisitions have resulted in increased borrowings, we believe that the low levels of capital intensity due to the scalable nature of our technology platforms, and positive working capital from our expanding business, will permit us to delever. As of June 30, 2023 and the end of fiscal 2022 and 2021, we had total borrowings of $5,325 million, $5,578 million and $3,570 million, respectively.

•	Disciplined capital allocation: We expect to drive long-term earnings per share growth and long-term value creation through disciplined capital allocation:

(i)

Disciplined organic investment: We believe that our player acquisition cost, lifetime value and player relationship management models and algorithms provide a disciplined evaluation framework enabling high returns from our investment in player growth and retention.

(ii)

Value creative M&A: We have clear criteria for acquiring bolt-on, “local-hero” brands, with podium (i.e. top-three) positions in high-growth markets, and complemented in the post-acquisition period by the benefits of the Flutter Edge. Our acquisitions of FanDuel, Adjarabet, Junglee Games, tombola and Sisal are examples of this strategy. We believe that there remains significant further M&A potential to add market-leading businesses in regulated markets (i.e. markets where we are authorized by way of a local, territory or point of consumption license or otherwise to offer our products) where the Group does not currently have a presence.

(iii)

Returns to shareholders: We expect that the Group’s projected cash generation will permit us to delever and provide significant future balance sheet capacity. Although we do not currently have any specific plans to pay dividends or engage in significant share repurchases, once we have optimized our leverage, we intend to return to shareholders capital that cannot be effectively deployed through organic investment or value creative M&A.

We had a net loss per share of £(0.19), £(2.04) and £(3.80) for the six months ended June 30, 2023, fiscal 2022 and fiscal 2021, respectively.

The combination of margin benefits, cashflow generation and disciplined capital allocation is expected to drive earnings per share growth and long-term value creation.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our growth engine is complemented by a clear vision on sustainability. We view our size and global presence as providing a platform to make a positive, lasting impact on our industry, and we aspire to leverage our local knowledge and agility to do so in a meaningful way.

Our Positive Impact Plan has four key areas:

•	Customers: Seeking to help customers to “Play Well” through products, tools, technology and dedicated teams designed to support positive play and tailored to local markets.

•	Colleagues: Striving to empower colleagues to “Work Better” by building teams that are representative of where we live and work.

•

Communities: Seeking to “Do More” to improve the lives of the people in our communities through our corporate social responsibility initiatives and the collective energy of our colleagues and scale of our business.

•

Environment: As the biggest player in our sector, we believe that we have a responsibility to not only reduce our own impact but also lead on climate action, and we seek to reduce our environmental impact through our carbon reduction strategies and transition plans.

See “Item 4. Information on the Company—B. Business Overview” for additional information about our business and “Item 5. Operating and Financial Review and Prospects” for further discussion of our financial condition and results of operations.

Our ordinary shares are listed on the premium listing segment of the Official List of the UK Financial Conduct Authority and traded on the main market of the London Stock Exchange (the “LSE”). We are filing this registration statement on Form 20-F in anticipation of the listing of our ordinary shares on the New York Stock Exchange (the “NYSE”) under the symbol “FLUT.”

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We have included in this registration statement (i) the Group’s audited consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021 and (ii) the Group’s unaudited condensed consolidated financial statements as of June 30, 2023, and for the six months ended June 30, 2023 and 2022. The Group’s audited consolidated financial statements and unaudited condensed consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). We end our fiscal year on December 31. References to fiscal 2022 and fiscal 2021 refer to the years ended December 31, 2022 and 2021, respectively. The audited consolidated financial statements included herein, which have been prepared in accordance with GAAP, do not constitute statutory financial statements for the purposes of the Companies Act 2014 of Ireland (the “Irish Companies Act”), nor do they constitute audited financial statements for the purposes of the Irish Transparency (Directive 2004/109/EC) Regulations 2007. Our statutory financial statements for fiscal 2022 and fiscal 2021 were delivered to the Registrar of Companies of Ireland (the “Registrar of Companies”) (in the case of the 2021 financial statements) and are expected to be delivered to the Registrar of Companies within 56 days of our annual return date in 2023 (in the case of the 2022 financial statements).

References in this registration statement to “Flutter,” the “Company,” the “Group,” “we,” “us” and “our” each refer to Flutter Entertainment plc and its subsidiaries, unless the context provides otherwise.

Segments

As of June 30, 2023, the Group has four reportable segments: (i) U.S., (ii) UK&I, (iii) Australia and (iv) International. The segment information aligns with how the chief operating decision maker (“CODM”) reviews and manages the business. The Group determined that it is the Chief Executive Officer and Chief Financial Officer jointly who are performing the function of CODM. See “Item 5. Operating and Financial Review and Prospects” for further discussion of the performance of each of our segments.

v

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS

This registration statement contains information that is forward-looking, including within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and which reflects our current views with respect to, among other things, our operations, our financial performance and our industry. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believe(s),” “expect(s),” “potential,” “continue(s),” “may,” “will,” “should,” “could,” “would,” “seek(s),” “predict(s),” “intend(s),” “trends,” “plan(s),” “estimate(s),” “anticipates,” “projection,” “will likely result” and or the negative version of these words or other comparable words of a future or forward-looking nature. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Item 3. Key Information—D. Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this registration statement. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Directors

The following table sets forth the names and positions of the members of our Board of Directors (“Board”) as of the date of this registration statement. The business address of all directors is: Belfield Office Park, Beech Hill Road, Clonskeagh, Dublin 4, D04 V972, Ireland. Mmes. Koeppel, Cruickshank, Dubuc and Lennon and Messrs. Bryant, Hurley, Lazzarato and Rafiq are independent under the UK Corporate Governance Code (the “UK Code”).

Name	Position
John Bryant	Chair
Peter Jackson	Chief Executive Officer and Executive Director
Paul Edgecliffe-Johnson	Chief Financial Officer and Executive Director
Holly Keller Koeppel	Senior Independent Director
Nancy Cruickshank	Non-Executive Director
Nancy Dubuc	Non-Executive Director
Richard Flint	Non-Executive Director
Alfred F. Hurley, Jr.	Non-Executive Director
David Lazzarato	Non-Executive Director
Carolan Lennon	Non-Executive Director
Atif Rafiq	Non-Executive Director

Senior Management

The following table sets forth the names and positions of members of our senior management team as of the date of this registration statement. The business address for all members of senior management is: Belfield Office Park, Beech Hill Road, Clonskeagh, Dublin 4, D04 V972, Ireland.

Name	Position
Peter Jackson	Group Chief Executive Officer – Flutter
Paul Edgecliffe-Johnson	Group Chief Financial Officer – Flutter
Phil Bishop	Group Chief People Officer – Flutter
Jonathan Hill	Group Chief Operating Officer – Flutter
Conor Lynch	Group Chief Information Officer – Flutter
Pádraig Ó Ríordáin	Chief Legal Officer and Group Commercial Director – Flutter
Ian Brown	Chief Executive Officer – United Kingdom & Ireland
Barni Evans	Chief Executive Officer – Australia
Amy Howe	Chief Executive Officer – United States
Daniel Taylor	Chief Executive Officer – International

B.	Advisors

Our external legal advisers are Simpson Thacher & Bartlett LLP, Freshfields Bruckhaus Deringer LLP and Arthur Cox LLP.

Simpson Thacher & Bartlett LLP’s address is 900 G Street, N.W., Washington, D.C. 20001.

Freshfields Bruckhaus Deringer LLP’s address is 100 Bishopsgate, London EC2P 2SR, United Kingdom.

Arthur Cox LLP’s address is Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

C.	Auditors

The Group’s auditor is KPMG (“KPMG”), with its registered office at 1 Stokes Place, St. Stephen’s Green, Dublin 2, D02 DE03, Ireland. KPMG is an independent registered public accounting firm, registered with the Public Company Accounting Oversight Board (United States).

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness

The following table presents the Group’s cash and cash equivalents and capitalization as at June 30, 2023.

As of June 30, 2023
(in £ millions)
Cash and cash equivalents	805

Long-term debt:
GBP Revolving Credit Facility due 2025(1)(2)	—
GBP First Lien Term Loan A due 2025(3)	1,012
EUR First Lien Term Loan A due 2026(3)	473
USD First Lien Term Loan A due 2026(3)	158
EUR First Lien Term Loan B due 2026(4)	435
USD First Lien Term Loan B due 2026(3)	2,266
USD First Lien Term Loan B due 2028(4)	981

Total long-term debt (5)(6)	5,325
Redeemable non-controlling interests	831

Equity:
Common shares (Authorized 300,000,000 shares of €0.09 (£0.08) par value each; issued June 30, 2023: 176,585,164 shares	27
Shares held by employee benefit trust, at cost June 30, 2023: 826,796 shares,	(132)
Additional paid-in capital	1,032
Accumulated other comprehensive loss	(160)
Retained earnings	7,894

Total Flutter Shareholders’ Equity	8,661
Non-controlling interests	131
Total Shareholders’ Equity	8,792

Total Capitalization	14,948

(1)	We had an undrawn revolving credit commitment of £749 million as of June 30, 2023, of which £11 million was reserved for issuing guarantees.
(2)

Following a recent refinancing completed on November 30, 2023, we have replaced the GBP Revolving Credit Facility due 2025 with a GBP Revolving Credit Facility due 2028. As of November 30, 2023, we have drawn down £463 million and have an undrawn revolving credit commitment of £537 million. For a description of our debt, including recent updates to our debt agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” Note 15 “Long-Term Debt” to our audited consolidated financial statements and Note 12 “Long-Term Debt” to our unaudited condensed consolidated financial statements elsewhere in this registration statement.

(3)	Repaid in full as of November 30, 2023.
(4)

As of November 30, 2023, the EUR First Lien Term Loan B due 2026 has an aggregate principal amount of £436 million outstanding and the USD First Lien Term Loan B due 2028 has an aggregate principal amount of £416 million outstanding (the “TLB Stub”).

(5)	Total debt includes long-term debt due within one-year, unamortized debt discount and deferred issuance costs as of June 30, 2023.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(6)

Following a recent refinancing completed on November 30, 2023, our total long-term debt also currently consists of: (i) £1,033 million under our GBP First Lien Term Loan A due 2028 (subject to an automatic maturity extension to November 2028 following the repayment of the TLB Stub in full), (ii) £333 million under our EUR First Lien Term Loan A due 2028 (subject to an automatic maturity extension to November 2028 following the repayment of the TLB Stub in full), (iii) £134 million under our USD First Lien Term Loan A due 2028 (subject to an automatic maturity extension to November 2028 following the repayment of the TLB Stub in full) and (iv) £2,730 million under our USD First Lien Term Loan B due 2030. For a description of our debt, including recent updates to our debt agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” Note 15 “Long-Term Debt” to our audited consolidated financial statements and Note 12 “Long-Term Debt” to our unaudited condensed consolidated financial statements elsewhere in this registration statement.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our ordinary shares involves risks. You should carefully consider the following information about these risks, together with the other information contained in this registration statement, before investing in our ordinary shares. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements” in this registration statement.

Risks Relating to Our Business and Industry

Economic downturns and political and market conditions beyond our control, including inflation and a reduction in consumer discretionary spending, could adversely affect our business, financial condition and results of operations.

Our financial performance is subject to political and economic conditions in the global economy and the jurisdictions in which we operate and their impact on levels of spending by customers, advertisers and business partners. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global entertainment, betting and gaming industries, which may adversely affect our business, financial condition and results of operations.

Additionally, inflation has the potential to adversely affect our business, financial condition and results of operations by increasing our overall cost structure. The recent significant inflationary trends have had an adverse effect on our cost of labor expenditure, as well as other operating expenses. Moreover, our business is particularly sensitive to reductions from time to time in discretionary consumer spending, which is driven by socioeconomic factors beyond our control. Demand for entertainment and leisure activities, including betting and online gaming and casino (“iGaming”), can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our customers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as betting, iGaming or daily fantasy sports. As a result, we cannot ensure that the demand for our product offerings will remain consistent. Adverse developments affecting economies throughout the world, including a general tightening of credit availability, decreased liquidity in certain financial markets, inflation, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, cyber-attacks, transportation disruptions, natural disasters, adverse weather conditions, power loss, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as pandemics, epidemics, public health emergencies and the spread of contagious diseases, including the ongoing impact of COVID-19, could lead to a further reduction in discretionary spending on entertainment and leisure activities, such as betting and iGaming, any of which could have a material adverse effect on our business, financial condition and results of operations.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our business is exposed to competitive pressures given the international nature of competition in online betting and iGaming.

If we are unable to compete effectively, we may lose existing customers and we may not be able to attract new customers. The online betting and iGaming market is increasingly competitive. This competition takes place on an international level and operators around the world leverage that scale to attract customers to their websites, with the implication that the barriers to a customer switching between competing operators are low. We may be unable to respond quickly or adequately to changes in the industry brought on by new products and technologies, the availability of products on other technology platforms and marketing channels, and the introduction of new features and functionality or new marketing and promotional efforts by our existing competitors or new competitors and new technology. Such competitors may spend more money and time on developing and testing products and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products or services than ours, any of which could negatively impact our business, financial condition and results of operations. Our competitors may also develop products, features or services that are similar to ours or that achieve greater market acceptance.

In addition, we are also subject to the risk of further consolidation in the betting and gaming industry, which might result in the formation of a very large or successful competitor to whom we might lose market share. Other competitors may have significantly greater financial, technical and other resources than us in certain jurisdictions or markets in which we operate and they may be able to secure greater liquidity than us. A loss of market share could have a material adverse effect on our business, financial condition and results of operations. Furthermore, betting and gaming faces competition from other entertainment and leisure activities and there can be no assurance that we will be able to increase or maintain our share of customers’ discretionary spending against such other entertainment and leisure activities.

We may fail to retain existing customers for our betting and iGaming offerings or add new customers or customers could decrease their level of engagement with our betting and iGaming offerings in general.

If people do not perceive our betting and iGaming offerings to be enjoyable, reliable, relevant and trustworthy, we may be unable to attract or retain customers or maintain or increase the frequency and duration of their engagement. A number of other online betting and iGaming companies that achieved early popularity have since seen their active customer bases or levels of engagement decline.

Our strategy is to increase customer engagement and retention, but there is no guarantee that we will not experience an erosion of our AMP base or engagement levels among customers in the future. Our customer engagement patterns have changed over time, and customer engagement can be difficult to measure, particularly as customers continue to engage increasingly via mobile devices and as we introduce new and different product offerings. Any number of factors could negatively affect customer retention, growth and engagement, including if:

•	customers increasingly engage with our competitors’ products or services;

•

we fail to introduce, or delay the introduction of, new products or services (whether developed internally, licensed or otherwise obtained or developed in conjunction with third parties) that users find engaging or that work with a variety of operating systems or networks, or if we introduce new products or services, including using technologies with which we have little or no prior development or operating experience, or changes to our existing products or services, that are not favorably received by customers;

•

customers have difficulty installing, updating or otherwise accessing our products on desktops or mobile devices as a result of our actions or the actions of the third parties we rely on to distribute our products and deliver our services;

•	there are decreases in customer sentiment about the quality of our products or concerns related to privacy, safety, security or other factors;

•

new industry standards are adopted or customers adopt new technologies where our products may be displaced in favor of other products or services, may not be featured or otherwise available, or may otherwise be rendered obsolete and unmarketable;

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	there are adverse changes in our products that are mandated by legislation, regulatory authorities or litigation, including settlements;

•	we do not obtain applicable regulatory or other approvals or renewals of such approvals to offer, directly or indirectly, our products in new or existing jurisdictions;

•

technical or other problems prevent us from delivering our products in a rapid and reliable manner or otherwise affect the customer experience, such as security breaches or failure to prevent or limit spam or similar content;

•	we adopt policies or procedures related to areas such as customer data and information that are perceived negatively by our customers or the general public;

•

we elect to focus our customer growth and engagement efforts more on longer-term initiatives, or if initiatives designed to attract and retain customers and engagement are unsuccessful or discontinued, whether as a result of our actions or the actions of third parties or otherwise;

•	we fail to price our product offerings competitively or provide adequate customer service;

•	we or other companies in the online betting and iGaming industry are the subject of adverse media reports or other negative publicity; or

•

we fail to effectively anticipate or respond to customers’ continuously changing and dynamic needs, demands and preferences, such as new casino games or poker variants, or innovative types of sports betting or betting related to new or popular sporting events, as well as emerging technological trends, or where our competitors more effectively anticipate or respond to the same.

If we are unable to maintain or increase our customer base or engagement, or effectively monetize our customer base’s use of our products and product offerings, our revenue may be adversely affected. Any decrease in customer retention, growth or engagement, including player liquidity, could render our products less attractive to customers, which is likely to have a material adverse effect on our business, financial condition and results of operations. If our AMP growth rate slows, we become increasingly dependent on our ability to maintain or increase levels of customer engagement and monetization in order to drive revenue growth.

Our growth prospects may suffer if we are unable to develop successful product offerings or if we fail to pursue additional product offerings. In addition, if we fail to make the right investment decisions in our product offerings and technology, we may not attract and retain customers and our revenue and results of operations may decline.

The industries in which we operate are subject to rapid and frequent changes in standards, technologies, products and services, as well as in customer demands, expectations and regulations. We must continuously make decisions regarding which product offerings and technology we should invest in to meet customer demand in compliance with evolving industry standards and regulatory requirements, and must continually introduce and successfully market new and innovative technologies, product offerings and enhancements to remain competitive and effectively stimulate customer demand, acceptance and engagement. Our ability to engage, retain and increase our customer base and to increase our revenue will depend heavily on our ability to successfully create new product offerings, both independently and together with third parties. We may introduce significant changes to our existing technology and product offerings or develop and introduce new and unproven products and services, with which we have little or no prior development or operating experience. The process of developing new product offerings and systems is inherently complex and uncertain, and new product offerings may not be well received by customers, even if well-reviewed and of high quality. If we are unable to develop technology and product offerings that address customers’ needs or enhance and improve our existing technology and product offerings in a timely manner, it could have a material adverse effect on our business, financial condition and results of operations.

Although we intend to continue investing in our research and development efforts, if new or enhanced product offerings fail to engage our customers or partners, we may fail to attract or retain customers or to

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generate sufficient revenue, operating margin or other value to justify our investments, any of which may seriously harm our business. In addition, management may not properly ascertain or assess the risks of new initiatives, and subsequent events may alter the risks that were evaluated at the time we decided to execute any new initiative. Developing and creating additional product offerings can also divert management’s attention from other business issues and opportunities. Even if our new product offerings attain market acceptance, those new product offerings have in certain cases cannibalized, and in the future, could continue to cannibalize, the market share of our existing product offerings or share of our customers’ discretionary spending in a manner that could negatively impact our results of operations. Furthermore, such expansion of our business increases the complexity of our business and places an additional burden on our management, operations, technical systems and financial resources, and we may not recover the often-substantial up-front costs of developing and marketing new product offerings, or recover the opportunity cost of diverting management and financial resources away from other potential new product offerings. In the event of continued growth of our operations, product offerings or in the number of third-party relationships, we may not have adequate resources, operationally, technologically or otherwise, to support such growth, and the quality of our technology, product offerings or our relationships with third parties could suffer. In addition, failure to effectively identify, pursue and execute new business initiatives, or to efficiently adapt our processes and infrastructure to meet the needs of our innovations, may adversely affect our business, financial condition and results of operations.

Any new product offerings may also require our customers to utilize new skills to use our product offerings. This could create a lag in adoption of new product offerings and new customer additions related to any new product offerings. Further, we may develop new product offerings that increase customer engagement and costs without increasing revenue. Additionally, we may make bad or unprofitable decisions regarding these investments. If new or existing competitors offer more attractive product offerings, we may lose customers or customers may decrease their spending on our products. New customer demands, superior product offerings by competitors, new industry standards or changes in the regulatory environment could render our existing product offerings unattractive, unmarketable or obsolete, and require us to make substantial unanticipated changes to our technology or business model. Our failure to adapt to a rapidly changing market, new or changing regulations or evolving customer demands could harm our business, financial condition and results of operations.

The success of certain of our products, including poker, exchange and daily fantasy sports (“DFS”), depends upon maintaining liquidity.

Betfair Exchange, FanDuel’s DFS business, PokerStars’ poker businesses and Junglee Games’ rummy business operate with, and their success is dependent on, high levels of liquidity. A significant reduction of this liquidity, or any legislative or regulatory measures taken to ring-fence that liquidity, could have a material adverse impact on the attractiveness of those products as well as eroding their key competitive strengths. The occurrence of any event causing an adverse impact on the liquidity available to Betfair Exchange, FanDuel’s DFS or PokerStars’ poker businesses could result in a reduction in the number of customers who are willing to use these products and services, which, if it were to arise to a material degree, could have a material adverse effect on our ability to generate revenue from those businesses. While we have taken measures to ensure our liquidity position from time to time, we cannot assure you that similar measures will provide the required results in the future or effectively mitigate the disruption and cost to our business, and that no further liquidity solutions will be necessary.

Uncertainty as to the legality of online betting and iGaming or adverse public sentiment towards online betting and iGaming may deter third-party suppliers from dealing with us.

The willingness of third-party service providers to provide their services to us may be affected by their own assessment of the legality of their provision of services to us, our business or the broader online betting and iGaming sector and by political or other pressure brought to bear on them. Adverse changes in laws, regulations or enforcement policies in any jurisdiction may make the provision of key services to us unlawful or otherwise problematic in such jurisdictions. To the extent that third-party suppliers are unwilling or unable to provide us

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with services, this may have a material adverse effect on our licenses and impact our ability to generate revenue from offering our products and services to customers. See “—Risks Relating to Information Technology Systems and Intellectual Property—We depend on third-party providers and other suppliers for a number of products (including data and content) and services that are important to our business. An interruption, cessation or material change of the terms for the provision of an important product or service supplied by any third party could have a material adverse effect on our business, financial condition and results of operations.”

In addition to any legal or regulatory reasons why a third-party service provider may not be willing to provide us with services, certain third-party service providers may be reluctant to provide us with services due to concerns regarding public, political, regulatory or market sentiment toward the betting and gaming industry. Certain third-party service providers may determine that an association with us could result, directly or indirectly, in adverse consequences for their business and so they may be unwilling to provide their services to us and/or prohibit or restrict our customers from using such third-party service provider’s technology, business or services for the purposes of interacting with and/or doing business with us. For example, certain software and/or hardware companies may refuse to make their devices or software compatible with our betting and iGaming applications or other online product offerings to customers and/or they may restrict access to our betting and iGaming applications through such third party’s platforms. There have been cases of internet service providers blocking iGaming websites in certain of the European jurisdictions in which we operate without a local, territory or point of consumption license because those jurisdictions do not have such a licensing framework in place, and further instances could potentially reduce our market share of iGaming in such countries. In addition, banks and/or other payment processors may prohibit or restrict customers’ ability to process payments relating to online betting and iGaming websites or applications on a mandatory basis or at the request of a customer. Should such restrictions and rejections become more prevalent, betting and iGaming activity by our customers or the conversion of registered customers into AMPs could be adversely affected, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Failure to attract, retain and motivate key employees may adversely affect our ability to compete, and the loss of key personnel could have a material adverse effect on our business, financial condition and results of operations.

We depend on the services of our senior management as well as our key technical, operational, marketing and management personnel. The acquisition and successful retention of senior management and key talent across the Group is critical to our achieving our strategic objectives and to satisfying the needs of our growing organization. The loss of any key persons could have a material adverse effect on our business, financial condition and results of operations. Our success is also highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified technical, operational, marketing and management personnel. Competition for such personnel can be intense, and we cannot assure you that we will be able to attract or retain such highly qualified personnel in the future. Equity-based awards comprise a key component of management compensation, and if our ordinary share price declines or becomes volatile, it may be difficult to retain or motivate such individuals. Our potential inability to attract and retain necessary personnel may have a material adverse effect on our business, financial condition and results of operations.

The leadership of our current senior management has been a critical element of our success. The departure, death or disability of any such members of senior management or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to build, maintain and enhance our brands, or if events occur that damage our reputation and brands, our ability to expand our customer base may be impaired and our business and financial results may be harmed.

We believe that our brands have significant value and contribute to the success of our business. We also believe that building, maintaining and enhancing our brands is critical to expanding our customer base and

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generating revenue. Our ability to build, maintain and enhance our brands depends largely on our ability to continue to successfully provide enjoyable, reliable, trustworthy and innovative products with helpful customer service, as well as our ability to successfully maintain or advance our internal marketing and branding functions and to establish and develop new relationships and build on existing relationships with ambassadors and service providers on which we rely to promote our product offerings. We may introduce new product offerings, programs, terms of service or policies, including those related to loyalty programs, pricing and security, any of which could have an impact on our brands. Similarly, any decisions we make regarding regulatory compliance, intellectual property portfolio management, player privacy, payments and other issues, and any media, legislative or regulatory scrutiny of Flutter, our current or former directors, employees, contractors or vendors, or the online betting and iGaming industry in general, could negatively affect our brands. We operate a multiple-brand strategy in a number of markets and jurisdictions. As a result, certain of our brands will compete with one another and the performance of one brand may impact another in certain markets.

Our brands may also be negatively affected by the actions of customers, employees, contractors or vendors that are deemed to be hostile or inappropriate to other customers, including through the use of certain software to gain an advantage over other customers, or by the use of our product offerings or of companies that provide similar products and services, for illicit, objectionable or illegal ends. In addition, we cannot provide assurance that our current or former directors, officers, employees, ambassadors or service providers will act in a manner that will promote the success of Flutter or its product offerings. Maintaining and enhancing our brands may require us to make or incur substantial investments, costs or fees. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, it could adversely affect the size, engagement and loyalty of our customer base and result in decreased revenue, which could adversely affect our business, financial condition and results of operations.

Our success may be impacted by our ongoing ability to market to our customers in certain jurisdictions.

Our acquisition and retention of AMPs depends in certain jurisdictions upon our ability to effectively market to our existing and potential customers, including through affiliate marketing. There are limitations to and, in some cases, prohibitions on the online and offline marketing channels that are available to us as a result of applicable laws and regulations. For example, in Australia, since March 2018, the commonwealth government has upheld bans on gambling advertising during live sports broadcasts between 5:00 am and 8:30 pm (including online streaming of sporting events). Further restrictions on advertising may come into place following a parliamentary inquiry into online gambling and its impacts on those experiencing gambling harm. In Italy, an “advertising ban” entered into force at the beginning of 2019. This included a complete ban on direct and indirect advertising, sponsorship, the use of influencers and all other forms of communications with promotional content relating to games or betting with cash winnings. Other jurisdictions, including, for example, Spain, the Netherlands and Belgium, are also further restricting advertising in their markets.

Additional restrictions or the loss of marketing channels that are currently available to us may further restrict our ability to attract and maintain AMPs and may have a material adverse effect on our ability to generate revenue in any jurisdiction implementing such restrictions. See “—Our operational efforts to expand our customer base in existing and new geographic markets, particularly with respect to our U.S. business, which is critical to our long-term ambitions, including our efforts to cross-sell to existing customers, may not be successful.”

We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all. This could hamper our growth and materially and adversely affect our business.

We intend to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new product offerings and features or enhance our existing platform, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds, which

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may involve increased funding costs due to rising interest rates. See “—Financial and Banking Risks Relating to Our Operations—Our strategy could be materially adversely affected by our indebtedness.”

Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, capital markets conditions and other factors. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing shareholders may experience dilution. If we are unable to obtain additional capital when required or on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances could be materially and adversely affected, and our business may be harmed.

We may engage in acquisitions, divestitures or other strategic transactions or alliances, which are subject to domestic and foreign regulatory requirements, and may encounter difficulties in integrating, separating and managing these businesses and therefore we may not realize the anticipated benefits.

We may enter into acquisitions or other strategic transactions, including partnerships, joint ventures, mergers, investments or strategic alliances, as well as evaluate our portfolio for potential divestitures, if appropriate opportunities become available. Any future transactions may pose regulatory, antitrust, integration, tax and other risks. Any of these factors may significantly affect the benefits or anticipated benefits of such transactions and consequently our results of operations. Competition for strategic transactions in our industry has escalated during recent years, and such competition may increase costs of such transactions or cause us to refrain from entering into certain such transactions. Furthermore, any such transactions will require significant management time and resources and may require the diversion of resources from other activities. There can be no assurance that we will identify or successfully complete transactions with suitable candidates in the future, that we will consummate these transactions at rates similar to the past or that completed transactions will be successful. Strategic transactions may involve operational or other changes, significant cash expenditures, debt incurrence, assumed or retained liabilities, operating losses and expenses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, we may not realize the degree, or timing, of benefits we anticipate when we first enter into a transaction.

We have entered into a number of business combinations in recent years, including the combination with The Stars Group, Inc. (“TSG”) in May 2020, the acquisition of Adjarabet in February 2019, the acquisition of Junglee Games India Private Limited (“Junglee Games”) in January 2021, the acquisition of tombola in January 2022, the acquisition of Sisal Group S.p.A (“Sisal”) in August 2022 and the acquisition of MaxBet, which is expected to close, subject to customary regulatory approvals and closing conditions, in the first fiscal quarter of 2024. We regularly evaluate acquisition and other strategic transaction opportunities, which opportunities may be material to our business.

We may be unable to manage recent or future acquisitions profitably or to integrate such acquisitions successfully without incurring substantial costs, delays or other problems. The difficulties of combining the operations of acquired businesses and other risks related to strategic transactions include, among others:

•	difficulties in the integration of operations and systems;

•	conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures;

•	inheriting internal control deficiencies;

•	difficulties in the assimilation of employees, including possible culture conflicts and different opinions on technical decisions and product roadmaps;

•	difficulties in managing the expanded operations of a larger and more complex company;

•	challenges in keeping existing customers and obtaining new customers;

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•

assumption of the liabilities and exposure to unforeseen or undisclosed liabilities of acquired businesses and exposure to litigation or regulatory, tax or other sanctions, civil or criminal penalties or negative consequences such as license revocation or reputational damage;

•	the insufficiency or unavailability of indemnifications received from sellers;

•	exposure to new or unfamiliar geographies and/or regulatory regimes;

•	challenges in managing the increased scope, geographic diversity and complexity of our operations; and

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in the case of joint ventures and other investments, partnerships or alliances, interests that diverge from those of our partners without the ability to direct the management and operations of the joint venture or investment in the manner we believe most appropriate to achieve the expected value.

Many of these factors will be outside our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, any companies or businesses we acquire or invest in may not achieve levels of profitability or revenue that justify the original investment made by us. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

We may prioritize customer growth and engagement and the customer experience over short-term financial results.

We may in the future make product and investment decisions that may not prioritize our short-term financial results if we believe that such decisions are consistent with our strategy and long-term goals to benefit the aggregate customer experience, improve our financial performance and maximize shareholder value. For example, we have implemented changes to, including certain reductions in, our loyalty programs to ensure that the distribution of rebates, rewards and incentives is aligned with our goal of incentivizing customers for loyalty and behavior that is positive to the overall customer experience and the particular product offering’s ecosystem (such as the introduction of the PokerStars reward scheme), and we have introduced, and may in the future introduce, other changes, such as adjustments to product pricing. We may also introduce changes to existing product offerings, or introduce new product offerings, that direct customers away from existing product offerings where it has a proven means of monetization, which may reduce engagement with our core product offerings. We also may take steps that limit distribution of certain product offerings, such as on mobile devices, in the short term to attempt to ensure the availability of such product offerings to our customers over the long term. These decisions may not produce the benefits that we expect, in which case our customer growth and engagement, our relationships with third parties, and our business, financial condition and results of operations could be materially adversely affected.

Participation in the sports betting industry exposes us to trading, liability management and pricing risk. We may experience lower-than-expected profitability and potentially significant losses as a result of a failure to determine accurately the odds in relation to any particular event and/or any failure of our sports risk management processes.

A significant proportion of our revenue is derived from fixed-odds betting products where winnings are paid on the basis of the stake placed and the odds quoted. Odds are determined with the objective of providing an average return to the bookmaker over a large number of events. However, there can be significant variation in our results event-by-event and day-by-day. We have systems and controls that seek to reduce the risk of daily losses but there can be no assurance that these will be effective in reducing our exposure, and, consequently, our exposure to this risk in the future. As a result, in the short term, there is less certainty of generating positive results, and we may experience (and we have from time to time experienced) significant losses with respect to

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individual events or betting outcomes, in particular if large individual bets are placed on an event or betting outcome or series of events or betting outcomes. Odds compilers and risk managers are also capable of human error; thus, even allowing for the fact that a number of betting products are subject to capped pay-outs, significant volatility can occur. In addition, it is possible that there may be such a high volume of trading during any particular period that even automated systems would be unable to address and eradicate all risks. Any significant losses could have a material adverse effect on our business, financial condition and results of operations.

The success of existing or future sports betting and iGaming product offerings depends on a variety of factors and is not completely controlled by us.

The sports betting and iGaming industries are characterized by an element of chance. Accordingly, we employ theoretical win rates to estimate what a certain type of sports bet or game, on average, will win or lose in the long run. Although each game or sports bet generally performs within a defined statistical range of outcomes, actual outcomes may vary for any given period. In addition to the element of chance, win rates may also be affected by factors that are beyond our control, such as a customer’s experience and behavior, the mix of games played, the financial resources of customers, the volume of bets placed and the amount of time spent engaging with our product offerings. As a result of the variability in these factors, the actual win rates on our games and sports bets may differ from the theoretical win rates we have estimated and could result in the winnings of our iGaming or sportsbook customers exceeding those anticipated. This variability has the potential to adversely affect our business, financial condition and results of operations.

In our iGaming product offerings, operator losses are limited per stake to a maximum payout. When looking at bets across a period of time, however, these losses can potentially be significant. Our quarterly financial results may also fluctuate based on whether we pay out any jackpots to our iGaming customers during the relevant fiscal quarter. As part of our iGaming product offerings, we may offer progressive jackpot games. Each time a progressive jackpot game is played, a portion of the amount wagered by the customer is contributed to the jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined base amount. While we maintain a provision for these progressive jackpots in the event we choose to offer them, the cost of the progressive jackpot payout would be a cash outflow for our business in the period in which it is won with a potentially significant adverse effect on our business, financial condition and results of operations. Winning is underpinned by a random mechanism, thus we cannot predict with absolute certainty when a jackpot will be won. Our success also depends in part on our ability to anticipate and satisfy customer preferences in a timely manner. As we will operate in a dynamic environment characterized by rapidly changing industry and legal standards, our products will be subject to changing consumer preferences that cannot be predicted with certainty. We will need to continually introduce new product offerings and identify future product offerings that complement our existing platforms, respond to our customers’ needs and improve and enhance our existing platforms to maintain or increase our customer engagement and growth of our business. We may not be able to compete effectively unless our product selection keeps up with trends in the digital sports entertainment, betting and iGaming industries in which we compete.

Our operational efforts to expand our customer base in existing and new geographic markets, particularly with respect to our U.S. business, which is critical to our long-term ambitions, including our efforts to cross-sell to existing customers, may not be successful.

As a result of social, political and legal differences between jurisdictions, successful marketing in a new jurisdiction, particularly in new U.S. states we hope to further expand into, will often involve local adaptations to our overall marketing strategy. While we have been successful in entering new geographic markets to date, future entry into new geographic markets may not be successful. In particular, our marketing strategy in new geographic markets may not be well received by target customers or may not otherwise be socially acceptable in that jurisdiction. We may be unable to deal successfully with a new and different local operating environment. We may also be unable, for technological or other reasons, to design and deliver the correct marketing strategy in our key markets to enable us to cross-sell within and across our brands.

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In addition, as discussed in more detail in the risk factor entitled “—Risks Relating to Regulation, Licensing, Litigation and Taxation—The successful execution of our growth strategy, particularly with respect to our U.S. business, which is critical to our long-term ambitions, will depend on successfully expanding our provision of online betting and iGaming services into certain new and existing jurisdictions and markets where the regulatory status of the provision of such services has been clarified or liberalized” below, our ability to expand our customer base in new geographic markets may also be impacted by adverse regulatory developments in those markets.

We are subject to risks related to our contractual and strategic relationships with third parties. Events impacting those relationships or agreements could materially and adversely affect our business, financial condition and results of operations.

We rely on relationships with sports leagues and teams, media partners, casinos, affiliates, high-profile talent, horse racing tracks and other third parties in order to obtain certain licenses, to access certain markets, to promote our brands and our product offerings and to attract customers to our product offerings. These strategic relationships, along with our relationships with providers of online services, search engines, social media, directories and other websites and e-commerce businesses, help drive consumers to our technology and products. For example, we have an ongoing commercial relationship with Sky, which allows us to use the Sky brand (e.g., Sky Betting and Gaming) and to integrate with Sky’s commercial and advertising platforms pursuant to contractual agreements. Certain of the rights granted under these agreements allow us to use Sky Betting and Gaming brands on websites, applications, marketing and promotional materials which also feature our other brands. If customer perception of the Sky brand were to deteriorate (as a result of acts or omissions by Sky, or us, including any acts or omissions which result in a material deterioration in Sky’s reputation), or if Sky was to lose some or all of its material licensing arrangements with respect to sports broadcasting, our ability to attract or retain customers through our Sky Betting and Gaming brand could be negatively impacted, resulting in a consequent loss of revenue and diminishing the value of our arrangements with Sky. Additionally, Sky may terminate the license if we do not comply with the license terms or our contractual arrangements may terminate under certain conditions. Any expiration or termination of our Sky brand license could have a material adverse effect on our ability to generate revenue from the businesses of Sky Betting and Gaming, as well as harm or cause loss of our reputation, brand and associated rights.

In the United States, FanDuel has a strategic partnership with Boyd Gaming (“Boyd”), one of the largest and most experienced gaming companies in the United States. This partnership provides FanDuel with first skin access (i.e., access to the online sports betting and iGaming market of a given state or province through the use of the first skin granted by a state to a land-based gaming entity with an existing license) for sports betting in all states where Boyd holds gaming licenses currently and in the future. A “skin” permits a license holder to partner with an online operator to offer online sports betting or iGaming services under that entity’s license. Any failure to maintain and manage this relationship could negatively impact our results of operations. See “—Risks Relating to Regulation, Licensing, Litigation and Taxation—The successful execution of our growth strategy, particularly with respect to our U.S. business, which is critical to our long-term ambitions, will depend on successfully expanding our provision of online betting and iGaming services into certain new and existing jurisdictions and markets where the regulatory status of the provision of such services has been clarified or liberalized.”

Furthermore, many of the parties with whom we have advertising arrangements provide advertising services to other companies, including other betting, fantasy sports and iGaming product offerings with whom we compete. While we believe there are other third parties that could drive customers to our product offerings, adding or transitioning to them may disrupt our business and increase our costs. In the event that any of our existing relationships or our future relationships fails to provide services to us in accordance with the terms of our arrangement, or at all, and we are not able to find suitable alternatives, this could impact our ability to attract and consumers in a cost-effective manner and adversely affect our business, financial condition and results of operations.

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In the event that Fox exercises the Fox Option, we would be required to sell to Fox a significant minority stake in our FanDuel business. If at that point Fox’s consent is required for actions we wish to take and we are unable to obtain it, we may not be able to pursue elements of our business strategy.

In connection with our acquisition of TSG, we and FSG Services LLC (“Fox”) entered into a legally binding term sheet (the “Fox Option Term Sheet”) that, among other things, granted Fox a call option (the “Fox Option”) to acquire from us 18.6% of the then outstanding investor units (the “Fastball Units”) in FanDuel Group Parent LLC (“FanDuel Parent” and, together with its consolidated subsidiaries, “FanDuel”) that were the subject of a put and call option between us and Fastball Holdings LLC (“Fastball”). In the event that Fox exercises the Fox Option, we could be required to sell a significant minority stake in our FanDuel operations.

Fastball had certain rights under FanDuel Parent’s Limited Liability Company Agreement (the “FanDuel LLC Agreement”) and a July 2019 Investor Members Agreement among us, FanDuel Parent, Fastball and Boyd Interactive Gaming, L.L.C. (the “Investor Members Agreement”), which provided certain terms for the governance and operations of FanDuel Parent and rights, obligations and duties of FanDuel Parent’s members including the rights to require FanDuel to obtain Fastball’s written consent prior to taking certain actions, such as amending FanDuel Parent’s organizational documents or the Investor Members Agreement, issuing or incurring debt in excess of $75 million, acquiring, disposing or exclusively licensing businesses or assets to the extent that such assets have a value (in the aggregate) of more than $75 million and declaring dividends or making distributions (subject to certain exceptions), among others. Although it has not been determined what specific rights Fox may receive should Fox exercise (and pay for) the Fox Option and acquire the Fastball Units, in the event that Fox exercises its option and becomes a minority unitholder, if Fox’s consent is required for actions we wish to take and we are unable to obtain it, we may not be able to pursue elements of our business strategy.

Fox may also assert that it has additional rights under the Fox Option Term Sheet, although we may dispute such assertions. For example, Fox has initiated arbitration proceedings in the past relating to the Fox Option Term Sheet objecting to proposed actions by Flutter with respect to the FanDuel business and could do so again in the future. Any assertion by Fox of additional rights under the Fox Option Term Sheet may result in additional disputes and interfere with our pursuit of elements of our business strategy, which could have a material adverse effect on our business, financial condition and results of operations.

See “Item 4. Information on the Company—B. Business Overview—Fox Option on Interest in FanDuel Group Parent LLC” for more information on the Fox Option. See also “—Risks Relating to Regulation, Licensing Litigation and Taxation—We are subject to litigation, and adverse outcomes in such litigation could have a material adverse effect on our business, financial condition and results of operations.”

Aspects of our business will depend on the live broadcasting and scheduling of major sporting events.

The entrance of alternative media licensing and broadcasting organizations into the sport broadcasting industry (e.g., Amazon, DAZN Group and YouTube), which may not attract the volume of viewers traditionally attracted by television companies for major sporting events (in particular free-to-air broadcasters such as the BBC, NBC, ABC, CBS and FOX), has the potential to negatively impact the number of customers who have access to live sporting events. A material reduction in the number of our customers who have access to live sporting events could have an impact on the number of customers accessing our sports betting services and products which could in turn materially adversely affect our ability to generate revenue.

In addition, our sports betting operations are subject to the seasonal variations dictated by the sporting calendar and are affected by the scheduling and live broadcasting of major sporting events. Disruptions to the scheduling and broadcasting of those events may have a material adverse effect on our ability to generate revenue from betting on those events. In some instances, the scheduling of major sporting events occurs seasonally (e.g., horse racing, the Premier League, the UEFA Champions League, the NBA, the NFL, MLB and the NCAA) or at regular but infrequent intervals (e.g., the FIFA World Cup and the UEFA European Football

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Championship). Such seasonality or infrequent sporting events tend to impact, among other things, revenues from operations, key metrics and customer activity and may increase the volatility of our financial performance. In addition, certain individuals or teams advancing or failing to advance and their scores and other results within specific tournaments, games or events may impact our financial performance. Furthermore, sporting events may be disrupted or cancelled due to unforeseen circumstances, which may also increase the volatility of our financial performance. For example, government authorities’ and sports governing bodies’ efforts to contain the COVID-19 pandemic manifested in the implementation of restrictions and lockdowns that resulted in the postponement or cancellation of sporting events, which had a material adverse effect on our ability to generate revenue from betting on sporting events that took place during that time. The cancellation, disruption to, or postponement of, the live broadcasting of sporting events, due to an array of issues including those discussed above as well as contractual disputes, technological or communication problems, or the insolvency of a major broadcaster, could have a material adverse effect on our business, financial condition and results of operations.

The ongoing military action between Russia and Ukraine could adversely affect our business, financial condition and results of operations.

On February 24, 2022, Russian military forces invaded Ukraine, and sustained conflict and disruption in the region is likely. This conflict has led to, and could continue to lead to, significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in customer preferences and discretionary spending and increases in cyberattacks and espionage.

Russia’s military action against Ukraine has led to an unprecedented expansion of economic sanctions programs imposed by the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan and other countries against Russia, Belarus, the Crimea, Zaporizhzhia, and Kherson regions of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic. As the conflict in Ukraine continues, there can be no certainty regarding whether the governmental authorities in the United States, the European Union, the United Kingdom or other countries will impose additional sanctions, export controls or other measures targeting Russia, Belarus or other territories.

Following the escalation of the military conflict between Russia and Ukraine and the introduction of related sanctions, in March 2022 we closed our operations in Russia and the areas in Ukraine subject to sanctions, namely the Crimea Region, Donetsk and Luhansk Region of Ukraine. Our products are no longer available to residents in Russia or these regions of Ukraine, and we do not have any operations on the ground in either Russia or Ukraine. As a result, our revenue from the Russian and Ukrainian markets declined from £78 million in 2021 to £23 million in 2022 (representing less than 1.3% and less than 0.3% of our revenue for fiscal 2021 and 2022, respectively), and we do not expect to reflect any significant revenue from the Russian and Ukrainian markets in 2023.

While we continue to actively monitor the situation in Ukraine, there can be no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on our business and the global economy for an unknown period of time. Any of the abovementioned factors could have a material adverse effect on our business, financial condition and results of operations, and any such disruptions may also magnify the impact of other risks described in this registration statement.

Work stoppages and other labor problems could negatively impact our operations.

From time to time, we have experienced and may in the future experience attempts by labor organizations to organize certain of our employees. There can be no assurance that we will not experience additional and

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successful unionization or collective bargaining activity in the future. See “Item 6. Directors, Senior Management and Employees—D. Employees” below. The impact of any such activity is undetermined and could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Information Technology Systems and Intellectual Property

We are highly dependent on the development and operation of our sophisticated and proprietary technology and advanced information systems, and we could suffer failures, interruptions or disruptions to such systems or related development projects and/or we could fail to effectively adopt and implement new technologies and systems required for our business to remain competitive.

Our business relies on complex information technology (“IT”) systems (including systems provided or supported by third parties) that are critical to the operation of our businesses, including the collection, aggregation and distribution of operating, financial and personal data, trade and price information, the generation and provision of analytics, risk management services, provision of market infrastructure (including platforms for the execution, clearing and settlement of bets, positions and trades), security systems and payment systems.

Our ability to provide uninterrupted services is dependent on these systems. While we have certain incident and disaster recovery plans, business contingency plans and back-up procedures in place designed to minimize, mitigate, manage and recover from the risk of an interruption or failure of our critical IT systems, there is no guarantee that such plans and procedures will be able to adequately anticipate or plan for all such risks and we cannot eliminate the risk of a system failure, interruption or disruption occurring. Such failures may arise for a wide variety of reasons such as software malfunctions, insufficient capacity, including network bandwidth in particular during peak activity times, as well as hardware and software malfunctions or defects, or complications experienced in connection with the operation of such systems, including system upgrades.

If our technology and/or IT systems suffer from major or repeated failures, this could interrupt or disrupt our trading, clearing, settlement, index, analytics, data information or risk management services and undermine confidence in our platforms and services, cause reputational damage and impact operating results.

We rely, to some extent, on IT systems, cloud-based services or other networks that are provided, managed or hosted by third parties. We cannot guarantee that the measures such third parties put in place will be sufficient to prevent issues with their IT systems, and coordination with such third parties will be required to resolve any issues with IT systems, which may mean they take longer to resolve than if they were managed or hosted by us alone.

To compete effectively, we must be able to anticipate and respond, in a timely and effective manner, to the need for new and enhanced technology. This may include new software applications or related services based on artificial intelligence, machine learning, or robotics. The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the introduction of new services and products and changing customer demands. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis. Additionally, the effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. If we cannot offer new technologies as quickly as our competitors, or if our competitors develop more cost-effective or better-functioning technologies or product offerings, we could experience a material adverse effect on our operating results, client relationships, growth and compliance programs. There can also be no assurance that our current systems will be able to support any new or emerging technologies, industry standards or enhanced products or services, or be able to accommodate a significant increase in online traffic, increased customer numbers, or modified usage patterns arising as a result of any such technologies, standards or products or services. If our systems are unable to expand to meet increased demand, are disrupted or otherwise fail to perform, or the adoption of new technologies requires greater investment than anticipated, this could have a material adverse effect on our business, financial condition and results of operations, and could increase our operating expenses.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Security breaches, unauthorized access to or disclosure of our data or customer data, cyber-attacks on our systems or other cyber incidents could compromise sensitive information related to our business (including personal data processed by us or on our behalf) and expose us to liability, which could harm our reputation and materially and adversely affect our business, financial conditions and results of operations.

We face an ever-increasing number of threats to our information systems from a broad range of threat actors, including foreign governments, criminals, competitors, computer hackers, cyber terrorists and politically motivated groups or individuals, and we have previously experienced various attempts to access our IT systems. These threats include physical or electronic break-ins, security breaches from inadvertent, unintentional or intentional actions or inactions by our employees, contractors, consultants and/or other third parties with otherwise authorized access to our systems, website or facilities, or from cyber-attacks by malicious third parties, which could breach our data security and disrupt our IT systems. Breaches of our security measures or those of our third-party service providers or other cybersecurity incidents could result in: unauthorized access to our websites, networks or systems; unauthorized access to and misappropriation of customer information, including customers’ personal data or other confidential or proprietary information of Flutter, employees, customers or other third parties; unauthorized dissemination of proprietary or confidential information, including personal data, viruses, worms, ransomware, spyware or other malware attacking, or being spread through our websites, networks or systems; deletion or modification of content or the display of unauthorized content on our websites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations; media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action; and other potential liabilities.

The secure collection, maintenance, processing and transmission of confidential and sensitive information, including personal data, is a critical element of our operations. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit certain confidential and sensitive information, including credit card numbers. Our information technology and other systems, and those of our third-party service providers, that collect, maintain, process and transmit customer, employee, service provider and business partner information are susceptible to increasing threats of continually evolving cybersecurity risks. For example, we have received notice that certain of our customer and employee data was involved in the global incident involving the MOVEit file transfer software, which began when the third-party provider who administers the software announced that it had identified a previously unknown vulnerability in the application that is used by businesses across the world to share data and manage file transfers. Once we discovered this, we promptly undertook responsive measures, including restricting access to the affected application, launching an internal investigation in partnership with outside independent cybersecurity forensic experts and notifying the relevant regulators and law enforcement agencies, as well as our employees and customers, impacted by the incident. Based on this investigation and information currently known at this time, we do not expect that this incident will have a material impact on our operations or financial results. However, we have incurred, and may continue to incur, expenses related to this incident, and we have become subject to claims in relation thereto; accordingly, we remain subject to risks and uncertainties as a result of this incident.

Moreover, these types of risks may increase over time as the complexity and number of technical systems and applications we use also increases. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, third parties may attempt to fraudulently induce employees or customers to disclose information in order to gain access to our data or our customers’ data. Third parties may attempt to create false or undesirable user accounts and advertisements or take other actions on our platform for objectionable ends, and compromised credentials, including those obtained through phishing and credential stuffing, may be used to attack our websites and may result in an interruption, disruption or malfunction of our websites or IT systems, or the loss or

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compromise of data. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our IT systems or data. Distributed denial-of-service (“DDoS”) attacks, “Trojan horse” attacks, computer malware, ransomware, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches, general hacking or other attacks and similar disruptions may jeopardize the confidentiality, integrity and security of information stored in, processed or transmitted by our websites, networks and systems, or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. Further, sensitive, personal or other regulated data and information may be lost, disclosed, accessed, altered or taken without appropriate consent, which could subject us to liability and could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers and may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and customer data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will be successful, that we will be able to anticipate or detect all cyber-attacks or other breaches, that we will be able to react to cyber-attacks or other breaches in a timely manner, or that our remediation efforts will be successful. In the past, we and our third-party vendors have experienced social engineering, phishing, malware and similar attacks and threats of DDoS attacks and such attacks could in the future have a material adverse effect on our business, financial condition and results of operations. If any of these breaches of security should occur and be material, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to remediate problems caused by such breaches and we could be exposed to a risk of loss, litigation or regulatory action and other liability. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

While our insurance policies include liability coverage for certain of these matters, if we experience a significant security incident, we could be subject to liability or other damages that exceed our insurance coverage and we cannot be certain that such insurance policies will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and IT systems security and other laws and regulations. Further, such laws and regulations may be interpreted and applied in a manner that is inconsistent with our existing practices, which may require us to modify our practices and incur substantial compliance-related costs and expenses. We may also incur significant reputational, legal and financial exposure, including legal claims, higher transaction fees and regulatory fines and penalties as a result of any compromise or breach of our systems or data security, or the systems and data security of our third-party providers and any personal data stored or processed therein. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. We continue to devote significant resources to protect against security breaches and may need to further devote significant resources in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business. See “—The increasing application of and any significant failure to comply with applicable data protection, privacy and digital services laws may have a material adverse effect on us.”

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We are subject to a number of risks related to credit card payments, including data security breaches and fraud that we or third parties experience, and additional regulation, any of which could materially and adversely affect our business, financial condition and results of operations.

In certain jurisdictions in which we operate, we accept payment from our customers through credit card transactions, certain online payment service providers and mobile payment platforms. When we or a third party experiences a data security breach involving credit card information, affected cardholders will often cancel their credit cards. In the case of a breach experienced by a third party, the more sizable the third party’s customer base and the greater the number of credit card accounts impacted, the more likely it is that our customers would be impacted by such a breach. To the extent our customers are ever affected by such a breach experienced by us or a third party, they would need to be contacted to obtain new credit card information and process any pending transactions. It is likely that we would not be able to reach all affected customers and, even if we could, some customers’ new credit card information may not be obtained and some pending transactions may not be processed, which could materially and adversely affect our business, financial condition and results of operations. Even if our customers are not directly impacted by a given data security breach, they may lose confidence in the ability of service providers to protect their personal data generally, which could cause them to stop using their credit cards online and choose alternative payment methods that are not as convenient for us or restrict our ability to process payments without significant cost or customer effort. Additionally, if we fail to adequately prevent fraudulent credit card transactions, we may face litigation, fines, governmental enforcement action, civil liability, diminished public perception of our security measures, significantly higher credit card-related costs and substantial remediation costs or refusal by credit card processors to continue to process payments on our behalf, any of which could materially and adversely affect our business, financial condition and results of operations. See “—Risks Relating to Our Business and Industry—Uncertainty as to the legality of online betting and iGaming or adverse public sentiment towards online betting and iGaming may deter third-party suppliers from dealing with us.”

The increasing application of and any significant failure to comply with applicable data protection, privacy and digital services laws may have a material adverse effect on us.

We process customer personal data (including name, address, age/date of birth, payment details, gaming and self-exclusion history) and supplier, employee and candidate data as part of our business. This requires us to comply with strict, numerous, and rapidly evolving data protection and privacy laws in the European Union, the United States, the United Kingdom, Australia, India, Brazil, Canada and many other jurisdictions regarding privacy and the collection, receipt, storage, processing, handling, maintenance, transfer, disclosure and protection of such personal and other data, which may require us to provide individuals with certain notices and rights with respect to such individuals’ personal data, maintain reasonable and appropriate data security standards and to provide timely notice to individuals and/or regulators in the event that such personal data is compromised. The scope of such laws are subject to differing interpretations and may be inconsistent between states or countries. We are also subject to various industry privacy standards, the terms of our own privacy policies and privacy-related obligations to third parties.

For example, the Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 (General Data Protection Regulation) (the “GDPR”) which went into effect on May 25, 2018 has resulted in, and will continue to result in, significant compliance burdens and costs for companies with customers and/or operations in the European Economic Area (“EEA”). The GDPR and national implementing legislation in EEA member states impose a strict data protection compliance regime including obligations concerning the rights of data subjects, the transfer of personal data out of the European Economic Area, security breach notifications and safeguarding the security and confidentiality of personal data. Under the GDPR, fines of up to €20 million or 4% of the annual global revenues, whichever is greater, can be imposed for violations. Data protection supervisory authorities also have extensive powers under the GDPR, including the power to impose a temporary or definitive ban on processing activity. The GDPR also includes a right to compensation for data subjects who have suffered material or non-material damage as a result of an infringement of the GDPR and in certain cases, civil litigation

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can be brought by non-profit privacy advocacy groups. In addition, EU Directive 2020/1828 on representative actions for the protection of the collective interests of consumers (the Directive on Representative Actions) applied from June 25, 2023, and it is expected to increase “class action”-type cases being brought by qualified entities in respect of certain GDPR infringements. Liability can attach to us not only for our own non-compliance, but also due to the acts, errors or omissions of those who process personal data in the course of providing services for us, as the GDPR includes joint and several liability provisions in certain cases.

Regulatory guidance, case law and enforcement activity concerning data protection regulatory standards in the European Economic Area are increasing and further changes are likely to occur that will further enhance the data protection rights of individuals and have a commensurate impact upon our ability to process personal data in a manner that maximizes its commercial value. For example, while the European Commission recently issued an adequacy decision regarding transfers of personal information from the European Economic Area to the United States pursuant to the EU-U.S. Data Privacy Framework, there remains complexity and uncertainty regarding such transfers to the United States and other jurisdictions, which could lead to additional costs, complaints, and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services or the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Further, the UK GDPR came into effect on January 1, 2021, and, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law following the United Kingdom’s withdrawal from the European Union (“Brexit”). The UK GDPR mirrors the fines under the GDPR (up to £17.5 million or 4% of the annual global revenues, whichever is greater). The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains uncertain, and it is unclear how UK data protection laws and regulations will develop in the medium-to-longer term and how data transfers to and from the United Kingdom will be regulated in the long term. Compliance with the GDPR and the UK GDPR may require us to modify our data processing practices and policies and incur compliance-related costs and expenses and these changes may lead to other additional costs and increase our overall risk exposure.

Many jurisdictions outside of the United Kingdom and the European Union are enacting more robust data protection laws, in many cases following similar principles to those set out in the GDPR. For example, in the United States, where we are currently focused on continued expansion, all 50 states, the District of Columbia, and several U.S. territories have some form of data breach notification laws, while individual states have introduced broader consumer privacy legislation. For example, in California, the California Consumer Privacy Act, which was further expanded by the California Privacy Rights and Enforcement Act of 2020, or CPRA, which took effect in most material respects on January 1, 2023 (with application to data collected beginning on January 1, 2022) (the “CCPA”) established a new privacy framework for covered businesses such as ours. The CCPA also provides for regulatory penalties for violations, as well as a private cause of action for data breaches, and the CPRA imposed even stricter obligations on companies and established a state regulatory agency to enforce those requirements. It remains unclear how various provisions of the CCPA will be interpreted and enforced. Over ten additional U.S. states have enacted comprehensive privacy legislation. Most of these statutes impose less stringent obligations than the CCPA but generally align to the same principles. These laws may require substantial modifications to covered companies’ data processing practices and policies, impose compliance-related costs and expenses to provide updated notices to employees and customers, and we may be required to negotiate or renegotiate contractual obligations with third-party service providers. Such laws will restrict processing activities, likely limiting our ability to market to customers and/or increasing operational and compliance costs. The introduction of new or further data protection laws or regulations in jurisdictions in which we currently operate, including in Canada, modify our data processing activities and/or increase our operational and compliance costs, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the U.S. Federal Trade Commission (the “FTC”) and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The myriad international and U.S. privacy and data breach laws are not consistent, and states frequently amend existing laws, requiring attention to changing regulatory requirements. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards.

We cannot yet determine the impact future laws, regulations and standards may have on our business. For instance, in addition to the variety of existing laws and regulations governing our use of personal data, there are a wide variety of other laws which are currently being enacted or under development and which may have a material impact on whether, and how, we can operate our online services in certain jurisdictions. For example, EU Regulation 2022/2065 of the European Parliament and of the Council of 19 October 2022 on a Single Market For Digital Services and amending Directive 2000/31/EC (the “Digital Services Act”) will come into full effect in the European Union in February 2024 and is likely to lead to changes to the regulation of online content that is deemed to be illegal or harmful. Similarly, the EU’s Artificial Intelligence Act (the “AI Act”), if and when enacted, will likely have implications for how AI technology is used in our business and across the industry generally.

Although we make reasonable efforts to comply with all applicable data protection and digital services laws and regulations, our interpretations and such measures may have been or may prove to be insufficient or incorrect. If we fail to adhere to applicable data protection, privacy and digital services laws, we may be subject to enforcement action, investigations, fines, regulatory proceedings and/or civil litigation. Any fines, investigations, regulatory proceedings, civil litigation or license revocations or refusals arising from a breach of applicable data protection, data security, privacy or digital services laws could have a material adverse effect on our business, financial condition and results of operations. If we are held directly responsible for a data security breach, or if we are deemed to be jointly responsible for a data security or other data protection breach by one of our service providers, then the resultant losses suffered by us could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we would be able to recoup such losses, whether in whole or in part, from our service providers or insurers. Additionally, breaches of the GDPR, the CCPA or other applicable data protection or digital services laws could also result in reputational damage to our brands, resulting in the loss of the goodwill of customers and the potential to deter new and existing customers, or could result in our being subject to the revocation of existing licenses and/or the refusal of new applications for licenses. Furthermore, we or our third-party service providers could be required to fundamentally change our business activities and practices or modify our products and services to comply with existing and future data privacy and digital services laws and regulations, which could be costly, time-consuming and have an adverse effect on our or our third-party service providers’ business, results of operations or financial condition. Any of the foregoing could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business, results of operations or financial condition.

We depend on third-party providers and other suppliers for a number of products (including data and content) and services that are important to our business. An interruption, cessation or material change of the terms for the provision of an important product or service supplied by any third party could have a material adverse effect on our business, financial condition and results of operations.

Our business, IT systems and platforms depend on a variety of services from third parties, such as telecommunications, data, content, advertising, technology, hosting, banking and other service providers, certain of which may be the sole supplier of such services. If there is any interruption to, or cessation of, the products or services provided by these software and payment providers, including due to their own lack of liquidity or insolvency, any material change to the terms on which such products or services are currently provided, their products or services are not as scalable as anticipated or at all, or if there are problems in upgrading such products or services, this could have a material adverse effect on our business, financial condition and results of operations, and we may be unable to find adequate replacement services on a timely basis or at all and/or at a reasonable price.

Flutter Entertainment plc has requested confidential treatment of this registration statement and

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We increasingly rely on licenses with third parties to access certain data used in our business, and we depend on third-party suppliers for data and content, including data received from sporting bodies and various data partners, that is used in the supply of our products and services. Some of this data is provided exclusively by particular suppliers and may not be obtainable from other suppliers. If these third parties were to discontinue providing products or services to us for any reason or fail to provide the agreed type of service, we may experience significant disruptions to our business. The general trend toward consolidation in the information services industry may increase the risk that such products or services, insofar as they relate to information services, may not be available to us in the future, or may only be available to us at increased cost. In addition, in the future, our data suppliers could enter into exclusive contracts with our competitors without our knowledge.

In particular, we depend on payment and multi-currency processing providers to facilitate the movement of funds between us and our customers and any deterioration in the quality of the payment processing services we use, any interruption to those services, any increase in the cost of such services or any reduction in the availability of such services to betting and iGaming providers could have a material adverse effect on our ability to accept customers’ funds or significantly increase the costs of doing so. See “—Financial and Banking Risks Relating to Our Operations—We depend on the ongoing support of payment processors and international multi-currency transfer systems.”

There is a risk that if contracts with any of the third parties referred to above are terminated and not renewed or replaced, or not renewed or replaced on favorable terms, or if such third parties do not provide the level of support (in terms of updates and technical assistance) required as we grow, this will have a materially adverse effect on our operations and may materially increase our costs of sales.

In addition, we are dependent upon the third-party suppliers referred to above defending any challenges to their intellectual property. Any litigation that arises as a result of such a challenge could have a material adverse effect on our business, financial condition and results of operations and, even if legal actions were successfully defended, disrupt our business in the interim, divert management attention and result in our incurring significant costs and expenses. The failure of third parties to adequately protect the intellectual property rights on which we rely could harm our reputation and affect our ability to compete effectively.

If we are unable to protect or enforce our rights in our proprietary technology, brands or other intellectual property, our competitive advantage, business, financial condition and results of operations could be harmed.

Maintenance of intellectual property rights and the protection thereof is important to our business. We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our affiliates, clients, customers, employees, service providers, strategic partners and others to protect our intellectual property. Our patent or trademark applications may not be approved, any patents or trademark registrations that may be issued to us may not sufficiently protect our intellectual property, and any of our issued patents, trademark registrations or other intellectual property rights may be challenged, misappropriated, infringed, or otherwise violated by third parties. We cannot confirm that we have entered into confidentiality or other agreements with each party that has or may have had access to our proprietary information or trade secrets and, even if entered into, these agreements may otherwise fail to effectively prevent disclosure of proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Any of these scenarios may result in restrictions on our use of, or inability to enforce, our intellectual property, which may in turn limit the conduct of our business. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We cannot be certain that the steps we have taken will prevent infringement, misappropriation or other violations of our intellectual property rights, particularly in countries where the laws may not protect our proprietary rights as fully as the protection provided in the United States. Effective trademark protection may not be available or may not be sought in every country in which our products are made available, in every class of goods and services in which we operate, and contractual disputes may affect the use of marks governed by contract. Further, we may be required to enforce our intellectual property or other

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proprietary rights through litigation or other proceedings, which, regardless of success, could result in substantial costs and diversion of management’s attention and other resources.

We cannot be certain that our products and our business do not, or will not, infringe the intellectual property rights of third parties, who may assert claims against us for unauthorized use of such rights.

We cannot be certain that our products and our business do not, or will not, infringe the intellectual property rights of third parties. Third parties may assert claims against us, or our third-party licensors, alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights. Litigation or other legal proceedings relating to intellectual property claims, regardless of merit, may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, the outcome of litigation is uncertain and third parties asserting claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief against us, which could require us to redesign or reengineer our product offerings, and/or effectively block our ability to make, use, sell, distribute or market our products. In addition, even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, the damages or other remedies awarded, if any, may not be commercially meaningful. Regardless of whether any such proceedings are resolved in our favor, such proceedings could cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In the event that a claim relating to intellectual property is asserted against us or our third-party licensors, or third parties not affiliated with us hold pending or issued patents that relate to our products or technology, we may seek licenses to such intellectual property or challenge those patents. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. In addition, we may be unable to obtain these licenses on commercially reasonable terms, if at all, and our challenge of third party patents may be unsuccessful. If we are unable to obtain the necessary licenses or other rights, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competing product offerings and increase our costs. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our product offerings, which could materially and adversely affect our business, financial condition and results of operations.

Our systems and controls to restrict access to our products may not be adequate.

We rely on technological systems and controls to block customers in certain jurisdictions from accessing our services. These systems and controls are intended to ensure that we do not accept money from customers located in those jurisdictions where we have made a decision not to offer our products and services in that jurisdiction. The blocking of access of customers in certain jurisdictions may arise either as a result of specific requirements imposed on us as a result of our holding certain licenses or on the basis of a lack of adequate justification that offering betting and iGaming services to customers resident in such a jurisdiction would not infringe the law of the jurisdiction in which the relevant customer is located.

Where blocking obligations are currently imposed by governmental licensing requirements, there is a risk that the relevant regulators could require us to block customers resident in specific additional jurisdictions in the future. Where this occurs, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, the technical systems and controls that we have adopted could fail or otherwise be found to be inadequate, either currently, as a result of future technological developments or as a result of customers in restricted jurisdictions seeking workarounds to the relevant systems and controls. This may result in violations of applicable laws or regulations. Any claims in respect of any such violations could have cost, resource and reputational implications, as well as implications on our ability to retain, renew or expand our portfolio of licenses.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our business model depends upon the continued compatibility between our applications and the major mobile operating systems and upon third-party platforms for the distribution of our product offerings. If third-party platforms prevent customers from downloading our applications or block advertising from being delivered to our customers, our ability to grow our revenue, profitability and prospects may be materially and adversely affected.

The majority of our customers access our product offerings primarily on mobile devices, and we believe that this will continue to be increasingly important to our long-term success. Our business model depends upon the continued compatibility and interoperability between our applications and the major mobile operating systems. Third parties with whom we do not have any formal relationships control the design of mobile devices and operating systems. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones, either of which may require us to make significant changes to our product offerings in order to ensure compatibility. Network carriers may also impact the ability to download applications or access specified content on mobile devices, and there is no guarantee that popular mobile devices will start or continue to support or feature our product offerings.

In addition, we rely upon third-party platforms for distribution of our product offerings. Our online product offerings are delivered as free applications through third-party platforms and are also accessible via mobile and traditional websites. Third-party application distribution platforms are the main distribution channels for our applications. As such, the promotion, distribution and operation of our applications are subject to the distribution platforms’ respective standard terms and policies for application developers, which are very broad and subject to frequent changes and interpretation, and may not always permit our applications to be offered through their stores. Furthermore, the distribution platforms may not enforce their standard terms and policies for application developers consistently and uniformly across all applications and with all publishers. We are dependent on the interoperability of our platforms with popular mobile operating systems, technologies, networks and standards that we do not control, and any technical or other issues in such systems, or any changes in applicable law or regulations, our relationships with mobile manufacturers and carriers or in their terms of service or policies that degrade our product offerings’ functionality, reduce or eliminate our ability to distribute our product offerings, give preferential treatment to competitive products, limit our ability to deliver high-quality product offerings, or impose fees or other charges related to delivering our product offerings, could materially and adversely affect our product usage and monetization on mobile devices.

Moreover, if any of the third-party platforms used for distribution of our product offerings were to limit or disable advertising on their platforms, either because of technological constraints or because the owner of these distribution platforms wished to impair our ability to publish advertisements on them, our ability to grow and retain our customer-base and generate revenue could be harmed. Also, technologies have been, and may continue to be, developed by companies, such as Apple and Google, that, among other things, block or limit the display of our advertisements and some or all third-party cookies on mobile and desktop devices, limit cross-site and cross-device attribution, prevent measurement outside a narrowly-defined attribution window and prevent advertisement re-targeting and optimization. These developments could require us to make changes to how we collect information on, and track the actions of, our customers and impact our marketing activities. These changes could materially impact the way we do business, and if we or our advertising partners are unable to quickly and effectively adjust to new changes, there could be a material adverse effect on our business, financial condition and results of operations.

Furthermore, our products require high-bandwidth data capabilities in order to place time-sensitive bets. If the growth of high-bandwidth capabilities, particularly for mobile devices, is slower than we expect, our customer growth, retention and engagement may be seriously harmed. Additionally, to deliver high-quality content over mobile cellular networks, our product offerings must work well with a range of mobile technologies, systems and networks, and comply with regulations and standards, that we do not control. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws governing Internet neutrality, could decrease the demand for our products and increase our cost of doing

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business. Specifically, any laws that would allow mobile providers to impede access to content, or otherwise discriminate against content providers like us, including by providing for faster or better access to our competitors, could have a material adverse effect on our business, financial condition and results of operations.

Finally, we may not successfully cultivate relationships with key industry participants or develop product offerings that operate effectively with these technologies, systems and networks, or that comply with regulations or standards. If it becomes more difficult for our customers to access and use our platform on their mobile devices, if our customers choose not to access or use our platform on their mobile devices, or if our customers choose to use mobile products that do not offer access to our platform, then our customer growth, retention and engagement could be seriously harmed.

Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products and services and subject us to possible litigation, claims or proceedings.

We have used “open source” software in connection with the development and deployment of our software platform, including in connection with our customer-facing applications and our back-end service components, and we expect to continue to use open source software in the future. Open source software is licensed by its authors or other third parties under open source licenses, which in some instances may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available all or part of the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license.

Companies that incorporate open source software into their products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. While we try to ensure that open source licensed code is not used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source license agreement, we cannot guarantee that we will be successful, that all open source software is reviewed prior to use in our platform, that our developers have not incorporated open source software into our products that we are unaware of or that they will not do so in the future.

Furthermore, there are an increasing number of open source software license types, almost none of which have been interpreted by courts, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. As a result, there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products and services. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement claims or other liability, or be required to seek costly licenses from third parties to continue providing our product offerings on terms that are not economically feasible, if at all, to re-engineer all or a portion of our platform, to discontinue or delay the provision of our product offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code. Further, in addition to risks related to license requirements, use of certain open source software carries greater technical and legal risks than those associated with the use of third-party commercial software.

For example, open source software is generally provided without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that our platform depends upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our platform and IT systems. Any of the foregoing risks could materially and adversely affect our business, financial condition and results of operations.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Risks Relating to Regulation, Licensing, Litigation and Taxation

Adverse changes to the regulation of online betting and iGaming, or their interpretation by regulators, could have a material adverse effect on our business, financial condition and results of operations.

We have customers in numerous jurisdictions around the world, namely, the United Kingdom, Ireland, Italy, other countries in the European Union, the United States, Australia, India, Canada, Brazil, Georgia and Armenia, among others. We are generally subject to laws and regulations relating to betting and iGaming in the jurisdictions in which we conduct our business or, in some circumstances, of those jurisdictions in which our services are offered or available, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal data, tax and consumer protection. These laws and regulations vary from one jurisdiction to another and are dynamic and subject to potentially differing interpretations. Future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on our operations and financial results.

For example, after an extensive review of the Gambling Act of 2005, the legislation (as amended) that regulates gambling in Great Britain (the “UK Gambling Act”), the UK government recently introduced new proposals for changes to the gambling regulations in Great Britain. See “—The UK government’s ongoing review of the UK Gambling Act may result in more onerous regulation of the betting and iGaming industry in Great Britain, part of our second-largest market, which could have a material adverse effect on our business, financial condition and results of operations.” Additionally, in December 2022, the Irish government published the first draft of the Gambling Regulation Bill which proposes major reform and consolidation of gambling laws in Ireland, including the creation of a Gambling Regulatory Authority of Ireland, which will have broad powers to publish further guidance and codes of conduct. The Gambling Regulation Bill seeks to (1) modernize the licensing system; (2) introduce robust enforcement measures, including suspension and revocation of licenses, financial penalties (up to the greater of 10% of the licensee’s annual turnover or €20,000,000) and imprisonment; and (3) protect vulnerable persons, including children and those experiencing gambling addiction, through prohibiting licensees from accepting credit cards for the purposes of gambling and the creation of National Gambling Exclusion Register and Social Impact Fund.

Furthermore, in January 2019, legal counsel for the U.S. Department of Justice (“DOJ”) issued a legal opinion on the Interstate Wire Act of 1961, as amended (“Wire Act”), which stated that the Wire Act bans any form of iGaming if it crosses state lines and reversed a 2011 DOJ legal opinion that stated that the Wire Act only applied to interstate sports betting. However, the U.S. Court of Appeals for the First Circuit ruled in January 2021 that the Wire Act does not apply to iGaming. It is uncertain whether the DOJ will pursue an appeal to the U.S. Supreme Court. As such, the U.S. federal courts’ stance on the applicability of the Wire Act with respect to interstate iGaming may be subject to potential changes in the future, and any such changes may be detrimental to our business operations. If the Wire Act is ultimately determined by courts to be applicable to iGaming and we are required to restrict our iGaming transactions in each state in which we operate to within such state, our costs will increase and it will become more difficult for us to scale our operations in the United States.

Any adverse changes to the regulation of online betting and iGaming, the interpretation of these laws, regulations and licensing requirements by relevant regulators, or the revocation of operating licenses, could have a material adverse effect on our ability to conduct our operations and generate revenue in the relevant jurisdiction. Governments may from time to time seek to restrict access to our products from their jurisdictions entirely, or impose other restrictions that may affect the accessibility of our products in their jurisdictions for an extended period of time or indefinitely. In addition, government authorities in certain jurisdictions may seek to restrict customer access to our products if they consider us to be a threat to public safety or for other reasons. Changes to existing forms of regulation may also include the introduction of punitive tax regimes, larger financial guarantees, limitations on product offerings, requirements for ring-fenced liquidity, requirements to obtain licenses and/or caps on the number of licensees, restrictions on permitted marketing activities or restrictions on third-party service providers to online betting and iGaming operators. See also “—Risks Relating

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to Our Business and Industry—Uncertainty as to the legality of online betting and iGaming or adverse public sentiment towards online betting and iGaming may deter third-party suppliers from dealing with us.” In the event that access to our products is restricted, in whole or in part, in one or more jurisdictions, we are required to or elect to make changes to our operations, or other restrictions are imposed on our products, it may become commercially undesirable or impractical for us to provide online betting and iGaming services in these jurisdictions, our returns from such jurisdictions may be reduced and a reduction of the scope of our services to certain jurisdictions or withdrawing from certain jurisdictions entirely may result, with a consequent financial loss arising from the need to block access by customers located in the relevant jurisdictions.

Failure to comply with relevant laws, regulations or licensing requirements may lead to penalties, sanctions or, ultimately, the revocation of relevant operating licenses and may have an impact on licenses in other jurisdictions. In addition, the compliance costs associated with these evolving and increasingly complex laws, regulations and licensing requirements may be significant. If we were to infringe the domestic regulatory regimes of any of the jurisdictions and markets where we operate, or may wish to operate in the future (even if inadvertent), or if changes to those regulatory regimes occur, it may result in additional compliance and litigation costs for us, or could restrict the range of products and services we offer and the value of our assets and/or require changes to certain of our business practices in some or all of the jurisdictions in which we operate, which may materially adversely affect our business, financial condition and results of operations.

The approach to regulation and the legality of online betting and iGaming varies from jurisdiction to jurisdiction, and is subject to uncertainties.

Our determination as to whether or not to permit customers in a given jurisdiction to access any one or more of our products and whether or not to engage in various types of marketing activity and customer contact is made on the basis of a number of factors. These factors include:

•	the laws and regulations of the jurisdiction;

•	the terms of our betting and gaming licenses;

•

the approach by regulatory and other authorities to the application or enforcement of such laws and regulations, including the approach of such authorities to the extraterritorial application and enforcement of such laws;

•	state, federal or supranational law, including EU law, if applicable; and

•	any changes to these factors.

The regulation and legality of online betting and iGaming and approaches to enforcement vary from jurisdiction to jurisdiction (from open licensing regimes to regimes that impose sanctions or prohibitions) and is subject to uncertainties. In certain jurisdictions, there is no legislation which is directly applicable to our business. For fiscal 2022, we derived approximately 4% of our revenue from jurisdictions where we do not have a local, territory-specific or point of consumption license because those jurisdictions do not have such a framework in place.

Furthermore, the legality of the supply of online betting and iGaming services in certain jurisdictions is not clear or is open to interpretation. In many jurisdictions, there are conflicting laws and/or regulations, conflicting interpretations, divergent approaches by enforcement agencies and/or inconsistent enforcement policies and, therefore, some or all forms of online betting and iGaming could be determined to be illegal in some of these jurisdictions, either when operated within the jurisdiction and/or when accessed by persons located in that jurisdiction. Moreover, the legality of online betting and iGaming is subject to uncertainties arising from differing approaches among jurisdictions as to the determination of where online betting and iGaming activities take place and which authorities have jurisdiction over such activities and/or those who participate in or facilitate them.

Changes in regulation in a given jurisdiction could result in it being reassessed as a restricted territory without the potential to generate revenues on an ongoing basis. For example, due to a change in government

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regulations, we were forced to cease offering paid or free DFS contests in Ontario, Canada, in April 2022. In addition, in certain states in which we operate, including Texas and Florida, the applicable office of the Attorney General has issued an adverse legal opinion regarding DFS in the past. In the event that one of those Attorneys General decides to take action on the opinion from their office, we may have to withdraw our operations from such state, which could have a material adverse effect on our business, financial condition and results of operations. Our inability to operate in a large betting or iGaming market in the future or a number of smaller betting or iGaming markets which collectively are material, could have a material adverse effect on our business, financial condition and results of operations.

In addition, there is a risk that regulators or prosecutors in jurisdictions where we provide online betting or iGaming services to customers without a local license or pursuant to a multi-jurisdictional license, may take legal action in respect of our operations in that jurisdiction and any defense we raise to such actions may not be successful. Actions that may be taken may include criminal sanctions and penalties, as well as civil and administrative enforcement actions, fines, excessive taxation, funds and asset seizures, authorities seeking to seize funds generated from the allegedly illegal activity, as well as payment blocks and ISP blacklisting, some of which may be more readily enforceable within an economic area such as the European Economic Area. Even if such claims could be successfully defended, the process may result in a loss of reputation, potential loss of revenue and diversion of management resources and time.

There is a significant risk that our assessment of the factors referred to above may not always accurately predict the likelihood of one or more jurisdictions taking enforcement or other adverse action against us, our customers or our third-party suppliers, which could lead to fines, criminal sanctions and/or the termination of our operations in such jurisdiction or jurisdictions, and, ultimately, could have a material adverse effect on our business, financial condition and results of operations.

The successful execution of our growth strategy, particularly with respect to our U.S. business, which is critical to our long-term ambitions, will depend on successfully expanding our provision of online betting and iGaming services into certain new and existing jurisdictions and markets where the regulatory status of the provision of such services has been clarified or liberalized.

Our ability to achieve growth in our online betting and iGaming business, particularly with respect to our U.S. business, which is critical to our long-term ambitions, will depend, in large part, upon expansion of online betting and iGaming into new jurisdictions, the terms of regulations relating to online betting and iGaming and our ability to obtain required licenses. Certain jurisdictions in which laws currently prohibit or restrict online betting and iGaming or the marketing of those services, or protect monopoly providers of betting and iGaming services, may implement changes to open their markets through the adoption of competitive licensing and regulatory frameworks. We intend to expand our provision of online betting and iGaming services into certain new and existing jurisdictions and markets where the regulatory status of the provision of such services has been clarified or liberalized, including within North America, Europe and elsewhere internationally.

In particular, in May 2018, the U.S. Supreme Court struck the Professional and Amateur Sports Protection Act (“PASPA”) down as unconstitutional. This decision had the effect of lifting federal restrictions on sports betting and thus allowed U.S. states to determine the legality of sports betting for themselves. Since the overturn of PASPA, a number of U.S. states (as well as Washington D.C.) have legalized retail and/or online sports betting. Our ability to further expand our sports betting and online operations in the United States is dependent on the adoption of regulations permitting such activities, as well as our ability to obtain the necessary licenses to operate in U.S. jurisdictions where such games are legalized. The failure of state/regional, national and/or supranational regulators (including, in particular, the relevant legislatures and regulators in various U.S. states) to implement a regulatory framework for providing betting and iGaming services in their jurisdictions in a timely manner, or at all, may prevent, restrict or delay our accessing such markets. For example, as of the date of this registration statement, sports betting has not been legalized in the state of California outside of a few limited wagers (e.g., horse racing on an advanced deposit wagering basis). Given that California has 40 million inhabitants, attracts over 40 million annual tourists and boasts more professional sports teams than any other state

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in the United States, the legalization of online sports betting in California in the near future would open up a large and significant market to us. There are multiple ongoing initiatives to legalize sports betting in California. Although the sports betting referendum failed in 2022, the expectation is that legalized sports betting will be back on the ballot in the near future.

Even where licensing regimes are introduced in certain markets, there is no guarantee that we will be successful in obtaining a license to operate in such markets. See, for example, “—In some jurisdictions our key executives, certain employees or other individuals related to the business will be subject to licensing or compliance requirements. Failure by such individuals to obtain the necessary licenses or comply with individual regulatory obligations could cause our business to be non-compliant with our obligations or imperil our ability to obtain or maintain licenses necessary for the conduct of our business. In some cases, the remedy to such situation may require the removal of a key executive or employee and the mandatory redemption or transfer of such person’s equity securities that he, she or it holds in us, if any.” In particular, under some jurisdictions’ sports betting and iGaming laws, particularly in certain U.S. states, online sports betting and/or iGaming licenses are tethered to a finite number of specifically defined businesses that are deemed eligible for an iGaming or sports betting license, such as land-based casinos, tribes, professional sports franchises and arenas and horse racing tracks, each of which is entitled to a skin or multiple skins under that state’s law. As such, the skin provides a market access opportunity for mobile operators to operate in the jurisdiction pending licensure and other required approvals by the state’s regulator. The entities that control those skins, and the numbers of skins available, are typically determined by a state’s sports betting or iGaming law. In certain U.S. states, we currently rely on skins tethered to land-based casinos, tribes, professional sports franchises and arenas and horse racing tracks in order to access a number of markets through a skin. In other markets, we may obtain a license to offer online sports betting and/or iGaming through a direct license offered by the jurisdiction, which in some cases may be subject to a competitive application process for a limited number of licenses. Furthermore, our partnership with Boyd and contractual relationships with other identified license holders provide us with primarily first skin access for sports betting in states where such access is required. Because the number of skins or direct licenses offered by a jurisdiction may be limited, if we cannot establish, renew or manage our market access relationships in the jurisdictions in which they are required or successfully obtain licenses through the competitive direct license process in other jurisdictions, we would not be allowed to operate in those jurisdictions until we enter into new relationships, which could be at a significantly higher cost if at all. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Furthermore, even if we are successful in obtaining a license, any such license may be subject to onerous licensing requirements, together with sanctions for breach thereof and/or taxation liabilities that may make the market unattractive to us or impose restrictions that limit our ability to offer certain of our key products or services or to market our products in the way we want to. See, for example, “—Risks Relating to Our Business and Industry—Our success may be impacted by our ongoing ability to market to our customers in certain jurisdictions.” In addition, a license may require us to offer our products in partnership or cooperation with a local market participant, thereby exposing us to the risk of poor or non-performance by such market participant of its applicable obligations, which could in turn disrupt or restrict our ability to effectively compete and offer one or more of our products in the relevant market. Finally, the complexity arising as a result of the introduction of multiple state/regional regulatory regimes, in particular within the United States where multiple states are expected to introduce varying regulatory regimes, may result in considerable operational, legal and administrative costs for us, particularly in the short term.

Moreover, our competitors, or their partners, may already be established in a jurisdiction or market prior to our entry (e.g., in certain U.S. states). If regulation is liberalized or clarified in such jurisdictions or markets, then we may face increased competition from other providers and competition from those providers may increase the overall competitiveness of the online betting and iGaming industry. We may face difficulty in competing with providers that take a more aggressive approach to regulation than we do and are consequently able to generate revenues in markets from which we do not accept customers or in which we will not advertise. See “—Risks Relating to Our Business and Industry—Our business is exposed to competitive pressures given the international

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nature of competition in online betting and iGaming.” Additionally, we may face operational difficulties in successfully entering new markets, even where regulatory issues do not materially restrict such entry. See “—Risks Relating to Our Business and Industry—Our operational efforts to expand our customer base in existing and new geographic markets, particularly with respect to our U.S. business, which is critical to our long-term ambitions, including our efforts to cross-sell to existing customers, may not be successful.”

While clarification and liberalization of the regulation of online betting and iGaming in certain jurisdictions and markets, particularly in the United States, may provide us with growth opportunities, successful expansion into each potential new jurisdiction or market will present us with its own complexities and challenges and is dependent on a number of factors that are beyond our control. Efforts to access a new jurisdiction or market may require us to incur significant costs, such as capital, marketing, legal and other costs, as well as the commitment of significant senior management time and resources. Furthermore, notwithstanding our efforts to access a new jurisdiction or market, our ability to successfully enter such jurisdictions or markets may be affected by future developments in state/regional, national and/or supranational policy and regulation, limitations on market access, competition from third parties and other factors that we are unable to predict and which are beyond our control. As a result, there can be no assurance that we will be successful in expanding the provision of online betting and/or iGaming services into such jurisdictions or markets or that our service and product offerings in such jurisdictions or markets will grow at expected rates or be successful in the long term.

We operate in a heavily regulated environment, and any failure to comply with regulatory requirements in a particular jurisdiction can lead to enforcement action by relevant regulators, fines and revocation or suspension of licenses in those jurisdictions.

Compliance with the various regulations applicable to sports betting and iGaming is costly and time-consuming. Regulatory authorities have broad powers with respect to the regulation and licensing of sports betting and iGaming operations and may revoke, suspend, condition or limit our sports betting or gaming licenses, impose substantial fines on us and take other actions, any one of which could have a material adverse effect on our business, financial condition and results of operations. These laws and regulations are dynamic and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current laws or regulations or enact new laws and regulations regarding these matters. As a result, these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules.

Non-compliance with any such law or regulations could expose us to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business. In the United Kingdom and United States particularly, significant fines have previously been levied against us, including by the United Kingdom Gambling Commission (“UKGC”) and relevant U.S. regulators, and it is likely that such enforcement initiatives will not only continue but could also potentially increase in frequency and scope. For example, one of our competitors was recently fined a record £19.2 million by the UK government for failures to comply with the Gambling Act, particularly regarding social responsibility and anti-money laundering rules. See also “—The UK government’s ongoing review of the UK Gambling Act may result in more onerous regulation of the betting and gaming industry in Great Britain, part of our second-largest market, which could have a material adverse effect on our business, financial condition and results of operations.”

In addition to fines and other financial penalties, the consequences of such enforcement action could include a revocation of the relevant entity’s license, a suspension of that license and/or the imposition of certain adverse licensing conditions. The loss of a gaming license in one jurisdiction could trigger the loss of a gaming license or affect our eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause us to cease offering some or all of our services or products in the relevant jurisdictions. See also “—We face the risk of loss, revocation, non-renewal or change in the terms of our betting and gaming licenses.”

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

If regulatory enforcement proceedings are brought against us, there is an increased risk that third parties, including but not limited to customers and third-party service providers, could commence litigation against us, particularly where such regulatory enforcement proceedings have been successful, resulting in reputational damage to our brands. The loss of the goodwill may deter new and existing customers and/or third-party service providers and negatively impact our operating results.

Certain jurisdictions also license key management on an individual basis, and, to the extent that any compliance shortcomings are evident and ultimately pursued through enforcement actions, there is a risk that certain regulatory sanctions could be imposed against our key management. If members of our key management become subject to regulatory sanctions in certain jurisdictions, we may face difficulties in maintaining or renewing existing licenses in other regulated jurisdictions in which we operate or in obtaining new licenses in jurisdictions into which we wish to expand. See also “—In some jurisdictions our key executives, certain employees or other individuals related to the business will be subject to licensing or compliance requirements. Failure by such individuals to obtain the necessary licenses or comply with individual regulatory obligations, could cause our business to be non-compliant with our obligations, or imperil our ability to obtain or maintain licenses necessary for the conduct of our business. In some cases, the remedy to such situation may require the removal of a key executive or employee and the mandatory redemption or transfer of such person’s equity securities that he, she or it holds in us, if any.”

The UK government’s ongoing review of the UK Gambling Act may result in more onerous regulation of the betting and gaming industry in Great Britain, part of our second-largest market, which could have a material adverse effect on our business, financial condition and results of operations.

In December 2020, the UK government commenced a review of the UK Gambling Act, with the objective of: (i) examining whether changes are needed to the system of gambling regulation in Great Britain to reflect changes to the gambling landscape since 2005 when the UK Gambling Act was introduced, particularly due to technological advances; (ii) ensuring there is an appropriate balance between consumer freedoms and choice on the one hand, and prevention of harm to vulnerable groups and wider communities on the other; and (iii) ensuring customers are suitably protected whenever and wherever they are gambling, and that there is an equitable approach to the regulation of the online and the land-based industries. See “Item 4. Information on the Company—B. Business Overview—Our Licenses—United Kingdom and Ireland—United Kingdom.”

The UK government’s review of the UK Gambling Act is extensive in scope. Key areas under review include:

•

the effectiveness of the existing online protections in preventing gambling harm and an evidence-based consideration of, by way of example, imposing greater control on online product design such as stake, speed and prize limits and the introduction of deposit, loss and spend limits;

•

the benefits or harms caused by allowing licensed gambling operators to advertise and make promotional offers and the positive or negative impact of gambling sponsorship arrangements across sports, e-sports and other areas;

•

the effectiveness of the regulatory system currently in place, including consideration of whether the UKGC has sufficient investigative, enforcement and sanctioning powers both to regulate the licensed market and address the unlicensed market;

•

the availability and suitability of redress arrangements in place for an individual consumer who considers it may have been treated unfairly by a gambling operator, including consideration of the introduction of other routes for consumer redress, such as a gambling ombudsman; and

•	the effectiveness of current measures to prevent illegal underage gambling and consideration of what extra protections may be needed for young adults in the 18-25 age bracket.

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The call for evidence in connection with the review concluded in March 2021. On April 27, 2023, the UK government issued a white paper, which included proposals to:

•

hold a consultation to determine the maximum staking limit for online slot gaming products of between £2 and £15 per spin, with options of a £2 limit per stake, £4 limit per stake or an approach based on individual risk for 18-24 year-old players;

•	hold a consultation to determine whether to make player-set deposit limits mandatory or opt-out rather than opt-in;

•	introduce a statutory levy (as a percentage of revenue) requiring all licensed operators to make contributions to help fund research, education and treatment of gambling harms.; and

•	hold a consultation on imposing new obligations on licensed operators to conduct:

•	enhanced spending checks if a player loses £1,000 within one day or £2,000 within 90 days, with such thresholds halved for 18-24 year-old players; and

•	financial vulnerability checks if a player loses more than £125 within one month or £500 within one year.

This review is in addition to recent reforms introduced by the UKGC. For example, in 2020, the UKGC introduced a ban on the use of credit cards to place bets (for additional information about this ban and its effects on our business, see “—Financial and Banking Risks Relating to Our Operations—We depend on the ongoing support of payment processors and international multi-currency transfer systems”) and issued industry guidance regarding high-value customer schemes (often referred to as VIP programs), which include, among other measures, a requirement for licensed operators to undertake checks to establish that a high-value customer’s spending is affordable and sustainable, whether there is any evidence of gambling-related harm or heightened risk linked to vulnerability, and that the operator has in place up-to-date evidence relating to the individual’s identity, occupation and source of funds. Further, in February 2021, the UKGC also announced a number of measures that have impacted the design and offer of online slots games, including the banning of the following features with effect from October 31, 2021: (i) features that speed-up play or give the illusion of control over the outcome; (ii) slot spin speeds faster than 2.5 seconds; (iii) auto-play, which can lead to players losing track of their play; and (iv) sounds or imagery which give the illusion of a win when the return is in fact equal to or below a stake.

Further, in September 2021, Public Health England, which was at the time an executive agency of the UK Department of Health, issued a report dealing with the costs of gambling-related harm, in response to which Public Health England has urged the UK government to treat gambling-related harm as a public health issue.

The United Kingdom and Ireland division is our second-largest division and generated approximately 28% of our revenue for fiscal 2022. Although we seek to meet or exceed best practices in operations and customer protection with an emphasis on fair and responsible gaming, changes to regulation arising from the UK government’s review of the UK Gambling Act, or recent or further measures introduced by the UKGC or other bodies, could impede our ability to generate revenue in Great Britain and attract or retain new and existing customers in Great Britain, which could have a material adverse effect on our business, financial condition and results of operations. In line with our strategy to take a leadership role in responsible betting and gaming, we have implemented a broad range of player protections over the last three years during the pendency of the UK government’s review of the UK Gambling Act. We estimate that these changes have resulted in a loss of £150 million in annual revenue from our UK&I business and that the incremental revenue impact from the proposed measures announced in the white paper could be between £50 million and £100 million, resulting in a total cumulative revenue impact of between £200 million and £250 million of annual UK&I revenue.

The review of the UK Gambling Act could also result in changes to taxation policy applied to the betting and gaming industry. In the event His Majesty’s Treasury observes a reduction in the total taxes collected due to

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lower operator revenue within the new regulatory environment, this could cause His Majesty’s Treasury to attempt to remedy this reduction in total taxes by increasing tax rates and/or making other tax policy changes related to the betting and gaming industry.

We face the risk of loss, revocation, non-renewal or change in the terms of our betting and gaming licenses.

Our betting and gaming licenses tend to be issued for fixed periods of time, after which a renewal of the license is required. For example, certain licenses held by members of the Group will expire and need to be renewed in the ordinary course of business during the course of 2023. Licenses also typically include a right of revocation for the regulator in certain circumstances, for example, where the licensee is in breach of the relevant license provisions. If any of our betting and gaming licenses are not renewed, there are material delays in renewal, such licenses are revoked or such licenses are renewed on terms which are materially less favorable to us, this may restrict us from providing some or all of our services to customers located in the relevant jurisdiction and may result in our being required or choosing to withdraw from the jurisdiction either temporarily or permanently, either of which would have a consequent material adverse effect on our business, financial condition and results of operations.

In addition, the determination of suitability process as part of any renewal application may be expensive and time-consuming, and any costs incurred are unlikely to be recoverable if the application is unsuccessful. While we have established procedures in place to monitor renewal dates (including substantial internal regulatory teams and retaining outside counsel, where appropriate), the revocation or non-renewal of our licenses could arise if our directors, management, certain shareholders or business partners fail to comply adequately with the suitability, information reporting or other requirements of relevant licensing and regulatory authorities.

There have been, and continue to be, various attempts in the European Union to apply domestic criminal and administrative laws to prevent online betting and iGaming operators licensed in other Member States from operating in or providing services to customers within their territory; the case law of the Court of Justice of the European Union (the “CJEU”) on this issue continues to evolve and the reactions of the governments of EU member states creates uncertainty for iGaming operators.

We permit customers in most EU member states to access our services. There have been, and continue to be, attempts by regulatory authorities, state licensees and incumbent operators, including monopoly operators, in certain EU member states to apply domestic criminal and administrative laws to prevent, or try to prevent, online betting and iGaming operators licensed in other EU member states from operating in or providing services to customers within their territories. The application and enforcement of these principles by the CJEU, the domestic courts and regulatory authorities in various EU member states remains subject to continuing challenge and clarification. There have been, and continue to be, a considerable number of relevant proceedings before the domestic courts of various EU member states and the CJEU. The outcomes of these proceedings remain uncertain, and it may take some years before these proceedings are finally decided.

If the jurisprudence of the CJEU continues to recognize that EU member states may, subject to certain conditions, establish or maintain exclusive licensing regimes that restrict the provision of online betting and

iGaming services by operators licensed in other EU member states, this may adversely affect our ability to permit customers in a given EU member state to access one or more of our online betting and iGaming services and to engage in certain types of marketing activity and customer contact. Depending on the way in which national courts or competent authorities interpret EU law, we may have to submit to local licensing, regulation and/or taxation in additional EU member states than is currently the case and/or exclude customers who are based in certain EU member states, either entirely or from certain of our product offerings. Any such consequences could potentially increase our operating costs and/or reduce our revenues in the European Union. Furthermore, the jurisprudence could negatively impact our expansion in the European Union. See also “—The successful execution of our growth strategy, particularly with respect to our U.S. business, which is critical to our long-term ambitions, will depend on successfully expanding our provision of online betting and iGaming services into certain new and existing jurisdictions and markets where the regulatory status of the provision of such services has been clarified or liberalized.”

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The regulatory risks that we face may be greater where we have a physical presence.

We hold a number of licenses in a variety of jurisdictions across the globe. While our headquarters is in Dublin, Ireland, we have further offices in 63 other locations. Our IT functionality operates in over 27 locations across four continents.

Local authorities are more likely to focus on businesses that have a physical presence in their jurisdiction since it is easier for such authorities to bring or enforce actions against such businesses and freeze their assets if local laws are violated. Any breach by us of local laws in a jurisdiction in which we have a physical presence may be more likely to result in enforcement action taken against us rather than if such breach were to occur in a jurisdiction where we do not have a physical presence. In particular, if we are unable to utilize our infrastructure to run our betting and iGaming operations or as a result of successful enforcement action taken by authorities, this could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social and governance (“ESG”) matters, that could expose us to numerous risks.

We are subject to the evolving rules and regulations with respect to ESG matters of a number of governmental and self-regulatory bodies and organizations, such as the U.S. Securities and Exchange Commission (the “SEC”), the NYSE, the European Union, the Irish and UK governments, the UK Financial Conduct Authority (“FCA”) and the International Sustainability Standards Board, that could make compliance more difficult and uncertain. In addition, regulators, customers, investors, employees and other stakeholders are increasingly focused on ESG matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention to comply with or meet those regulations and expectations. Developing and acting on ESG initiatives and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time consuming. Further, ESG-related information is subject to evolving reporting standards, including the SEC’s proposed climate-related reporting requirements and the European Union’s Corporate Sustainability Reporting Directive. Our ESG initiatives and goals could be difficult and expensive to implement, and we could be criticized for the accuracy, adequacy, consistency or completeness of our ESG disclosures. Further, statements about our ESG-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our ESG goals on a timely basis, or at all, our reputation and financial results could be adversely affected, and we could be exposed to litigation.

In some jurisdictions our key executives, certain employees or other individuals related to the business will be subject to licensing or compliance requirements. Failure by such individuals to obtain the necessary licenses or comply with individual regulatory obligations could cause our business to be non-compliant with our obligations or imperil our ability to obtain or maintain licenses necessary for the conduct of our business. In some cases, the remedy to such situation may require the removal of a key executive or employee and the mandatory redemption or transfer of such person’s equity securities that he, she or it holds in us, if any.

As part of obtaining real-money gaming licenses, the responsible gaming authority will generally determine the suitability of certain directors, officers and employees and, in some instances, significant shareholders. The criteria used by gaming authorities to make determinations as to who requires a finding of suitability or the suitability of an applicant to conduct gaming operations varies among jurisdictions, but generally requires extensive and detailed application disclosures followed by a thorough investigation. Gaming authorities typically have broad discretion in determining whether an applicant should be found suitable to conduct operations within

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a given jurisdiction. If any gaming authority with jurisdiction over our business were to find an applicable officer, director, employee or significant shareholder of ours unsuitable for licensing or unsuitable to continue having a relationship with us, we may be required to sever our relationship with that person, which could be materially disruptive to our business. Furthermore, we may be subject to disciplinary action or our licenses may be in peril if, after we receive notice that a person is unsuitable to be a significant shareholder or to have any other relationship with us or any of our subsidiaries, we: (i) pay that person any dividend or interest upon our voting securities; (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; (iii) pay remuneration in any form to that person for services rendered or otherwise; or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish his, her or its voting securities.

Our Memorandum and Articles of Association (the “Articles of Association”) provides that any of our ordinary shares or other equity securities owned or controlled by any shareholder whom we determine is an unsuitable person (following consultation with reputable outside gaming regulatory counsel), will be subject to mandatory sale and transfer to either us or one or more third-party transferees. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Shares—Suspension of Rights of Members and Disposal of Shares.”

Additionally, a gaming regulatory body may refuse to issue or renew a gaming license or restrict or condition the same, based on our present or past activities, or the past or present activities of our current or former directors, officers, employees, shareholders or third parties with whom we have relationships, which could materially and adversely affect our business, operations or financial condition. If additional gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions or costs that could have a significant adverse effect on us. From time to time, various proposals are introduced in the legislatures of some of the jurisdictions in which we have existing or planned operations that, if enacted, could adversely affect our directors, officers, key employees or other aspects of our operations. To date, we believe that we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for our operations. However, we can give no assurance that any additional licenses, permits and approvals that may be required will be given or that existing ones will be renewed or will not be revoked. Renewal is subject to, among other things, continued satisfaction of suitability requirements of our directors, officers, key employees and shareholders. Any failure to renew or maintain our licenses or to receive new licenses when necessary would have a material adverse effect on us.

We are subject to litigation, and adverse outcomes in such litigation could have a material adverse effect on our business, financial condition and results of operations.

We are, and from time to time may become, subject to litigation and various legal proceedings, including litigation and proceedings related to competition and antitrust, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, advertising practices, labor and employment, commercial disputes and services, as well as shareholder derivative suits, class action lawsuits, actions from former employees, suits involving governmental authorities and other matters, that involve claims for substantial amounts of money or for other relief or that might necessitate changes to our business or operations. Additionally, we are likely to expand our operations to jurisdictions which have proven to be litigious environments and we may be subject to claims from customers, shareholders, contractual counterparties or others. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition and results of operations.

For example, in the United States, a subsidiary of TSG was subject to proceedings initiated by the Commonwealth of Kentucky in respect of activities carried out between 2006 and 2011 that resulted in our Group incurring a cash cost of £234 million (which amount includes the associated legal fees) in 2021 in connection with the settlement of those proceedings.

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Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or we may decide to settle lawsuits on similarly unfavorable terms. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Our failure to successfully defend or settle any of these legal proceedings could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our business, financial condition and results of operations.

We have been, and continue to be, the subject of governmental investigations, settlement agreements and inquiries with respect to the operation of our businesses and we could be subject to future governmental investigations, settlement agreements, inquiries, legal proceedings and enforcement actions. Any such investigations, settlement agreements, inquiries, proceedings or actions could materially and adversely affect our business.

We have received formal and informal inquiries from time to time, from government authorities and regulators, including tax authorities and gaming regulators, regarding compliance with laws and other matters, and we may receive such inquiries in the future, particularly as we grow and expand our operations. Violation of existing or future regulations, regulatory orders or consent decrees has subjected and could in the future subject us to substantial monetary fines and other penalties that could adversely affect our business, financial condition and results of operations. In addition, it is possible that future orders issued by, or inquiries or enforcement actions initiated by, government or regulatory authorities could cause us to incur substantial costs, expose us to unanticipated liability or penalties, or require us to change our business practices in a manner materially adverse to our business.

Our insurance may not provide adequate levels of coverage against claims.

We maintain insurance that we believe is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits, and policy payments made to us may not be made on a timely basis. Such losses could materially and adversely affect our business, financial condition and results of operations.

Insurance coverage is becoming increasingly expensive, and in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We may be unable to continue to obtain insurance on commercially reasonable terms or in adequate amounts, if at all. A successful claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could adversely affect our business, financial condition and results of operations.

Social responsibility concerns and public opinion regarding responsible gambling and related matters could significantly influence the regulation of online betting and iGaming and impact responsible gaming requirements, could result in investigations and litigation, and may adversely impact our reputation.

We have faced, and will likely continue to face, increased scrutiny related to responsible gaming, and the value of our brand may be materially and adversely affected if we fail to uphold the highest standards in this area. While we have implemented safer gambling measures designed to protect our customers, if the perception develops that we or the betting and gaming industry as a whole are failing to adequately protect vulnerable players, restrictions on the provision of betting and gaming services may be imposed on us, we may become the subject of investigations and litigation, and we may suffer harm to our reputation.

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Public opinion can significantly influence the regulation of online betting and iGaming. A further negative shift in the perception of online betting and iGaming by the public or by politicians, lobbyists or others could affect future legislation or regulation in different jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize or liberalize online betting and iGaming, thereby limiting the number of new jurisdictions into which we could expand. Increasingly negative public perception could also lead to new restrictions on, or to the prohibition of online betting and iGaming in, jurisdictions in which we currently, or may in the future, operate. If we are required to restrict our marketing or product offerings or incur increased compliance costs as a result of any such regulation, this could have a material adverse effect on our revenues and could increase operating expenses.

Additionally, increased scrutiny related to responsible betting and gaming may result in investigations into the commercial practices of betting and gaming industry service providers, including by governmental agencies, as well as class action or individual lawsuits by groups of users or individuals, respectively, of such services, including under tort, recovery of betting/gaming losses, negligence, breach of contract, civil conspiracy, unjust enrichment, fraud, public nuisance or other common law or analogous claims, or for breaches of regulations, including in the areas of product liability, consumer protection, unfair or deceptive trade practices, false advertising, unlawful marketing, unlawful gaming/gambling or breach of gaming/gambling regulation or licensing. Any such investigations or legal actions, including as a result of a change in policy or regulation, would have a material adverse effect on both our reputation and our business, financial condition and results of operations.

Furthermore, publicity about problem gambling and other problems, even if not directly or indirectly connected with us or our products, may adversely impact our reputation and the willingness of the public to participate in betting and gaming or a particular form of betting and gaming. Any harm to our reputation could impact employee engagement and retention, the willingness of customers and our partners to do business with us, and current and potential investors to invest in us, and regulatory oversight and approval of our business offerings, which could have a materially adverse effect on our business, financial condition and results of operations.

We may fail to maintain effective and compliant anti-money laundering, counter-terrorist financing and anti-corruption policies and procedures.

We currently receive deposits and other payments from customers in the normal course of our business. See also “—Financial and Banking Risks Relating to Our Operations—The receipt and holding of customer funds could be regarded as a deposit-taking business, requiring various financial services licenses/authorizations.” The receipt of monies from customers imposes anti-money laundering, counter-terrorist financing and other obligations and potential liabilities on us. Certain of our customers may seek to launder money through our businesses or use stolen funds to access betting or gaming services. While we have processes in place regarding customer profiling and the identification of customers’ sources of funds, such processes may fail or prove to be inadequate, whether in respect of the sources of customers’ funds or otherwise. If we are unsuccessful in detecting money laundering or terrorist financing activities, we could suffer loss directly, be subject to civil or criminal sanctions and/or lose the confidence of our customers, which could have a material adverse effect on our reputation, international brand expansion efforts, commercial relationships, ability to attract and retain employees and customers, qualification to have our equity securities listed on a stock exchange and, more generally, on our business, financial condition and results of operations. Furthermore, we could also be subject to regulatory enforcement leading to fines or other sanctions, which could also have a material adverse effect on our business, financial condition and results of operations. In addition, it is difficult for us to estimate the time or resources that will be needed for the investigation and final resolution of any regulatory enforcement proceedings relating to money laundering, terrorist financing or related activities because, in part, the time and resources needed depend on the nature and extent of the information requested by the authorities involved, and such time or resources could be substantial.

We are required to comply with all applicable international trade, export and import laws and regulations and we are subject to export controls and economic sanctions laws and embargoes imposed by the governments

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of the jurisdictions in which we operate. Changes in economic sanctions laws may restrict our business practices, including potentially requiring the cessation of business activities in sanctioned countries or with sanctioned entities or persons, and may result in our modifying our compliance programs. We are also subject to the Irish Corruption Offences Act, the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the Isle of Man Bribery Act and other anti-bribery laws that generally prohibit the offering, promising, giving, agreeing to give, or authorizing others to give anything of value, either directly or indirectly, to a government official or other person in order to influence official action, or otherwise obtain or retain a business advantage. Certain of such laws also require public companies to make and keep books and records that accurately and fairly reflect the company’s transactions and to devise and maintain an adequate system of internal accounting controls. For example, prior to our merger with TSG in 2020, the board of directors of TSG became aware of the possibility of improper foreign payments by TSG or its subsidiaries in certain jurisdictions outside of Canada and the United States. Once discovered, TSG contacted the relevant authorities in the United States and Canada with respect to these matters. Following an investigation, the SEC charged Flutter, as successor-in-interest due to its acquisition of TSG, with books and records and internal accounting controls violations under sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. Without admitting or denying the findings, we agreed to cease and desist from future violations and to pay a penalty of $4 million. We continue to cooperate with the relevant Canadian authorities in respect of all inquiries.

Furthermore, our business is heavily regulated and therefore involves significant direct and indirect interaction with public officials of various governments worldwide. We maintain safeguards and policies to deter practices by our directors, officers, employees, agents, collaborators and contractors that would violate applicable laws. However, we cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by such persons that would violate the laws or regulations of the jurisdictions in which we operate. If we are unsuccessful in detecting such acts, we could suffer loss directly, be subject to civil or criminal sanctions and/or lose the confidence of our customers. We could also be subject to fines or other sanctions, such as disgorgement of profits, cessation of business activities, implementation of new or enhanced compliance programs, requirements to obtain additional licenses and permits, prohibitions on the conduct of our business and/or restrictions on our ability to market and sell products or provide services in one or more jurisdictions, all of which could also have a material adverse effect on our business, financial condition and results of operations. In addition, there is a risk that increased regulatory measures regarding anti-money laundering and counter-terrorist financing may require us to expend significant capital or other resources and/or may require certain businesses within our Group to modify internal standards, procedures or their product offering or operations.

The tightening of anti-money laundering regulations may also affect the speed and convenience with which customers can access our products and services, which may have a material adverse effect on our business, financial condition and results of operations.

If we fail to detect fraud, theft or money laundering, including by our customers and employees, our reputation may suffer, which could harm our brand and reputation and adversely affect our business, financial condition and results of operations, and can subject us to investigations and litigation.

The risk of financial fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by customers and attempted payments by customers with insufficient funds are risks associated with the betting and gaming industry at large. We have incurred losses in this regard and may in the future incur similar or more substantial losses. Bad actors use increasingly sophisticated methods to engage in illegal activities, including activities involving personal data, such as unauthorized use of another person’s identity, account information or payment information, and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. For example, collusion between online poker players may occur through “chip dumping” (depositing and losing money against another colluding customer in an attempt to launder money). In addition, customers may commit or attempt to commit fraud or cheat, including through the use of artificial intelligence or other sophisticated computer programs (“bots”) to create an artificial

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competitive advantage to increase winnings with respect to online poker products, or by so-called “account takeovers” (performed by obtaining control of the account and using the funds of a third party) in respect of betting and gaming products more generally. The use of bots to play other real-money games such as bingo, slots and other casino games are other known methods of online betting and iGaming fraud. Acts of fraud or cheating may involve various tactics, possibly in collusion with our employees or other customers.

Successful exploitation of our systems could have adverse effects on our product offerings, services and customer experience and could harm our reputation. Failure to discover such acts or schemes in a timely manner could result in harm to our operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition and results of operations. In the event of the occurrence of any such issues with our existing platform or product offerings, substantial engineering and marketing resources and management attention, may be diverted from other projects to correct these issues, which may delay other projects and the achievement of our strategic objectives. See also “—Risks Relating to Information Technology Systems and Intellectual Property—We are highly dependent on the development and operation of our sophisticated and proprietary technology and advanced information systems, and we could suffer failures, interruptions or disruptions to such systems or related development projects and/or we could fail to effectively adopt and implement new technologies and systems required for our business to remain competitive.”

We also deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. Any violation of anti-money laundering laws or regulations, or any accusations of money laundering or regulatory investigations into possible money laundering activities, by any of our properties, employees or customers could have a material adverse effect on our business, financial condition and results of operations.

We have implemented a variety of detection and prevention controls to minimize the opportunities for fraudulent play and collusion (including through the use of artificial intelligence or bots). We must continually monitor and develop their effectiveness to counter innovative techniques, and we cannot guarantee that any of our measures will be effective now or in the future. Our failure to adequately detect or prevent fraudulent or other illegal transactions could harm our reputation or brand, result in litigation or regulatory action and lead to expenses that could adversely affect our business, financial condition and results of operations.

Online betting and iGaming contracts may be unenforceable and may result in player claims for refunds that, if successfully adjudicated and enforced, could have a material adverse effect on our business, financial condition and results of operations.

In several of the markets in which we provide online betting and iGaming products and services, online betting and iGaming contracts are deemed by courts of law either to be null and void or unenforceable. Although the choice of law clauses in end-user terms and conditions stipulate that betting and gaming transactions take place in the location of the operator (rather than in the location of the customer), there is a risk that customers located in these markets could later demand to recover the funds that they have wagered on an online betting and iGaming site from the operators of the site. Player claims have materialized on an industry-wide basis in Austria and Germany for refunds of historic losses based on the assertion that, under applicable local law, the iGaming offering under a Maltese remote multi-jurisdictional license is contrary to local law. We were granted earlier this year a local gaming license in Germany with respect to the products upon which such claims are generally based and no longer operate with respect to those products in Germany under our Maltese remote license. However, we continue to operate under our Maltese remote license in Austria, where there is no available local regulatory framework. Generally, local courts have been ruling in favor of players in Germany and Austria, though a limited number of German courts have ruled in favor of operators. Certain claimants that have been successful in adjudicating final claims in Austria have sought enforcement of the resulting judgments in Malta. In June 2023, Malta enacted legislation which prohibits the enforcement of foreign judgments against authorized Maltese licensed operators who are acting lawfully in accordance with Maltese law, which enshrined into law long-standing Maltese public policy. To date, there has been no final decision in Maltese courts with respect to the

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enforcement of any player claim in Malta. If a material proportion of player claims were successfully enforced in Malta or any other jurisdiction, it could have a material adverse effect on our business, financial condition and results of operations.

Adverse changes to the taxation of betting and gaming or the imposition of statutory levies or other duties or charges could have a material adverse effect on our business, financial condition and results of operations.

The jurisdictions in which we hold or will hold licenses impose taxes and duties on their licensed activities. In addition to the direct and indirect taxes that apply generally to businesses operating in relevant jurisdictions, we will be subject to specific taxes, duties and levies on the provision of betting and gaming services and related activities in a number of jurisdictions. By way of illustration, over recent years the gaming industry has seen additional taxation levied by the legislatures of various countries including the following:

•	in Ireland, the duty on sports-betting stakes was doubled from 1% to 2% with effect from January 1, 2019;

•	in the United Kingdom, the UK remote gaming duty payable on a gaming provider’s profits from remote gaming with UK persons was increased from 15% to 21% on April 1, 2019;

•

in Germany, the German government introduced a gaming tax of 5.3% in 2021, which is applied on the stakes we receive from our poker and slots products, giving rise to a materially higher tax cost for our business;

•

in Australia, the point-of-consumption-tax imposed on online and land-based operators was increased in 2022 across a number of Australian states: in New South Wales from 10% to 15%, in the Australian Capital Territory from 15% to 20% (and a further increase from 20% to 25% on July 1, 2023) and in Queensland from 15% to 20%, together with a widening of the tax base to include tax on free bet stakes;

•

in India, Parliament confirmed an increase in the goods and services tax rate from 18% to 28% and determined the tax base should be customer deposits rather than gross gaming revenue with effect from October 1, 2023; and

•	in Ohio, the sports wagering tax rate imposed on online and land-based operators was increased from 10% to 20% as of July 1, 2023.

The betting and gaming industry has been, and may continue to be, the object of sporadic taxations in the future. If the rates of such taxes, duties or levies were to be increased or if the tax base of such taxes, duties or levies were to be widened (e.g., as a result of changes to the treatment of free bets, free plays, bonus credits or non-stake amounts received by operators such as account management fees, a move from a gross profits basis of taxation to a turnover basis, a move from a place of supply basis to a place of consumption basis or the imposition of new or increased withholding obligations), then this may have a material adverse effect on the overall tax burden that we bear.

Tax changes are not limited to markets in which the provision of betting and gaming services is regulated at the local, national or federal level, as we pay Value-Added Tax, Goods and Services Tax, or other similar taxes (collectively, “VAT”) or other betting and gaming taxes in some markets in which the provision of betting and gaming services are not regulated at the local, national or federal level.

We currently pay VAT in territories where we have determined that it is applicable but we do not pay VAT in territories where we have determined that it is not applicable to our business. Due to the uncertainty of the application of VAT law to our services, there could be additional territories where local authorities consider that the interpretation that VAT does not apply to some or all of our respective businesses is incorrect, and that VAT does apply, which could have a material adverse impact on our tax burden.

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Our customers are located worldwide. If jurisdictions where betting and gaming winnings are currently not subject to income tax, or are taxed at low rates, were to begin to levy taxes or increase the existing tax rates on winnings, betting and gaming might become less attractive for customers in those jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Risk of disproportionate liability following changes in taxation law relating to our operations.

We are subject to a number of different tax regimes across the jurisdictions in which we operate. From time to time, these tax regimes change, often driven by new regulations or policies applicable to online betting and iGaming in the relevant jurisdictions. In certain circumstances, the effect of such changes could have a disproportionate effect on some of our operations.

In this regard, heightened attention has been given at national and supranational levels, including through the G20/Organisation for Economic Cooperation and Development (“OECD”) Base Erosion and Profit Shifting (“BEPS”) project, as well as in other public forums and the media, with regard to matters of cross-border taxation, and in particular, to taxation of the digital economy. For example, the United Kingdom implemented the offshore receipts in respect of intangible property rules imposing UK tax on the receipt of royalties by offshore companies deriving from business activity in the United Kingdom. Ireland, Gibraltar and Malta transposed the EU Anti-Tax Avoidance Directive into domestic law, including changes with respect to exit tax, General Anti-Abuse Rules and Controlled Foreign Corporation rules. Due to pressure from the European Union, many offshore jurisdictions have introduced “substance” requirements including with regard to intangible property companies. The likelihood of scrutiny of tax practices by tax authorities in relevant jurisdictions and the aggressiveness of tax authorities remains high. In this context, we expect to be subject to increased reporting requirements regarding our international tax structure.

With respect to the OECD’s BEPS 2.0 project in December 2021, the OECD published the BEPS 2.0 Pillar Two model rules for domestic implementation of a 15% global minimum tax, and the European Union followed suit shortly thereafter. On December 12, 2022, the EU member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on consolidated groups with revenues of at least €750 million, which would go into effect from 2024. Ireland has indicated it intends to implement the EU directive implementing this minimum tax rate for accounting periods commencing on or after January 1, 2024.

The Pillar Two model rules propose both an income inclusion rule, as well as an undertaxed payment rule. The income inclusion rule proposes a minimum tax rate concept applied by the tax authority of the jurisdiction of tax residence of a parent company (or an intermediate holding company in certain circumstances) to the profits of the Group. This is combined with the undertaxed payments rule which seeks to tax (e.g., by denying deductions for, payments to entities in low tax jurisdictions to the extent the income is not subject to tax under an income inclusion rule). We have active subsidiaries in a number of lower tax countries, and the introduction of any such measures could have an adverse effect on the overall tax burden borne by us. The technicalities of how the OECD Pillar Two model rules and the EU directive are transposed into domestic legislation by each jurisdiction is still to be determined and consultation on a number of areas remains ongoing. We will continue to monitor developments closely, though we expect this could lead to an increase in the Group’s effective tax rate from 2024 onwards.

The OECD’s BEPS 2.0 project has also proposed a new basis for taxing profits attributable to intangible assets under Pillar One, including new rules for defining a taxable presence for businesses which operate in a market without a physical presence by using a concept of “significant economic presence” or “significant digital presence” and seeking to apply a formulary approach using attribution factors that give greater weight to the user or consumer market location once the threshold for triggering sufficient “nexus” in that market has been reached. Such changes could result in us being treated as having a taxable presence, and becoming subject to tax, in jurisdictions in which we are not currently taxable but in which we will have a “digital” presence and/or in our

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profits being allocated or attributed between the various jurisdictions in which we operate on a revised basis. It was originally proposed that changes under Pillar One would take effect from 2023 but consensus on the rules has been delayed; however, the OECD’s Outcome Statement of July 11, 2023 indicates that substantial progress has now been made, with multi-lateral conventions on key aspects of the proposal expected to be open for signature in 2023 and expected to come into force from 2025.

Additionally, the OECD announced on July 11, 2023 that agreement had been reached between 138 countries not to impose unilateral digital services taxes (“DSTs”) from January 1, 2024 until the earlier of December 31, 2024 and the entry into force of the Pillar One multi-lateral convention. Nevertheless, there remains a risk that other jurisdictions may seek to take unilateral action through DST regimes intended to capture the value generated from users/consumers located in the taxing jurisdiction by certain digital business models such as search engines, social media platforms and online marketplaces—either before or after January 1, 2024. Until January 1, 2024, certain jurisdictions may continue to impose DSTs and in those jurisdictions tax authorities could seek to apply DSTs to our revenues, in particular Betfair Exchange and online poker revenues, depending on the terms of the applicable legislation. While some guidance has been released in relation to the application of these taxes, there is no certainty on the application of the rules to betting and gaming businesses. For example, we currently pay DST in Italy on these revenue streams, but there is a lack of clarity on how similar laws in other European countries such as France should be applied to the industry. Canada (in particular) proposes to implement a DST with effect from January 1, 2024, notwithstanding the OECD consensus. It is currently unclear how any additional tax payable in those other jurisdictions will impact on the tax payable in any of the jurisdictions in which we operate, on similar taxable income.

In the United States, tax authorities are increasingly scrutinizing the tax positions of companies. The federal government as well as various states are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations in the jurisdictions where we do business. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue. Many questions remain about the enactment, form and application of these digital services taxes. The interpretation and implementation of the various digital services taxes (especially if there is inconsistency in the application of these taxes across tax jurisdictions) could have a materially adverse impact on our business, financial condition and results of operations. Moreover, if the U.S. tax authorities change applicable tax laws, our overall taxes could increase, and our business, financial condition and results of operations may be adversely impacted.

Furthermore, tax authorities may impose indirect taxes on Internet-related commercial activity based on existing statutes and regulations which, in some cases, were established prior to the advent of the Internet. Tax authorities may interpret laws originally enacted for mature industries and apply it to newer industries, such as DFS, sports betting, iGaming or online horse racing wagering. The application of such laws may be inconsistent from jurisdiction to jurisdiction.

For example, the Office of the Chief Counsel of the U.S. Internal Revenue Service (the “IRS”) issued on August 7, 2020, a Generic Legal Advice Memorandum (“GLAM”) expressing the view that an organization involved in the operation of fantasy sports is liable for the excise tax on wagers under IRC § 4401 because fantasy sports entry fees are wagers. If the effects of the IRS Office of the Chief Counsel’s memorandum were to be applied, fantasy sports entry fees would no longer be considered non-taxable entry fees into games of skill and would become subject to an excise tax ranging from 0.25% to 2% per entry fee, depending on whether or not the entry fee is authorized under the law of the state in which such entry fee was accepted. Additionally, instead of delivering IRS form 1099 to certain winning customers, we would be required to deliver IRS form W-2G more regularly, which would require significant operational process changes. Consistent with the GLAM, the IRS subsequently assessed the federal wagering excise tax, at the 0.25% rate, on DFS entry fees received from 2015-2021. FanDuel disputes the assessment and has challenged it administratively. If necessary, FanDuel intends to challenge the assessment in court since, consistent with the interpretation in over twenty states, we consider DFS to be a game of skill and, therefore, not gambling, and, by extension, not “wagering.” Further, we and others that

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operate in the fantasy sports industry, including through the Fantasy Sports and Gaming Association, are engaged in the process of seeking to have the effects of the IRS Office of the Chief Counsel’s memorandum disapplied to us. The past and continuing efforts to seek such dis-application include participating in meetings (through outside legal counsel that represent us and others in the industry) with representatives of the IRS from time to time to further explain and discuss our industry’s operations and position and seeking further non-regulatory guidance from the U.S. Department of Treasury. To date, the U.S. Department of Treasury has not issued such guidance, and the IRS Office of the Chief Counsel has not issued a subsequent memorandum on the subject nor has it agreed to dis-apply the memo to us. Moreover, we cannot provide any assurance as to the success of these efforts or an expected timeline for when a final decision will be made by the IRS or any subsequent dispute resolution processes or court proceedings. If fantasy sports entry fees become subject to the excise tax, fantasy sports platforms are forced to deliver to the IRS form W-2G for certain winning customers, or the IRS should issue further assessments and penalties for past treatment of DFS contests as non-wagering games of skill, it could have a material adverse effect on our business, financial condition and results of operations.

Additionally, on October 1, 2023, the Indian Parliament confirmed an increase in the goods and services tax (“GST”) rate from 18% to 28% on online gaming and determined that the tax base should be player deposits. Furthermore, India’s Goods and Services Tax Council (the “GST Tax Authorities”) are currently investigating the historical characterization of services for taxation and therefore the GST rate applicable to products such as rummy, fantasy games and poker offered by online gaming businesses. Industry precedent for products characterized as “games of skill” has been to subject them to a tax of 18% on commission charged from players. The GST Tax Authorities are asserting that these products should have been characterized as “games of chance” and subject to a higher tax rate of 28% on the amount staked by players. There have been tax notices issued to several online gaming businesses in connection with this investigation and the cases are currently being appealed and remain unresolved. The lead case (The Directorate General of GST Intelligence vs. Gameskraft Technologies Private Limited) was ruled in favor of Gameskraft, the taxpayer, at the Karnataka High Court in May 2023, who found the taxes had been paid in accordance with the law, but the case is now being appealed at the Indian Supreme Court. Although our operations in India have not yet received a tax notice, any unfavorable developments with respect to this Indian GST matter could have a material adverse effect on our business, financial condition and results of operations.

We are subject to periodic review and audit by domestic and foreign tax authorities. Tax authorities may disagree with certain positions we have taken or that we will take, and any adverse outcome of such a review or audit could have a negative effect on our business, financial condition and results of operations. Although we believe that our tax provisions, positions and estimates are reasonable and appropriate, tax authorities may disagree with certain positions we have taken. In addition, economic and political pressures to increase tax revenue in various jurisdictions may make resolving tax disputes favorably more difficult. We are subject to tax audits in certain jurisdictions, including Italy, the United States and Australia. The final resolution of those audits, and other audits or litigation, may differ from the amounts recorded in our consolidated financial statements included herein and may materially affect our consolidated financial statements in the period or periods in which that determination is made. For example, in December 2022, the Italian Tax Police initiated an investigation of the operations conducted by our PokerStars business in Italy (“PS Italy”), alleging that the PS Italy’s server infrastructure located in Italy amounts to an Italian permanent establishment for corporate tax purposes. We are fully cooperating with the Italian tax authorities during this initial stage and have not yet been notified of a formal assessment.

Taking the discussion above into account, any changes in the rules regarding cross-border taxation or the revised interpretation of existing tax rules, could increase our tax liability and have a material adverse effect on our business, financial condition and results of operations.

A challenge to our tax policies could have a material impact on the amount of tax payable by us.

We have a policy to conduct business, including transactions between members of our Group, in accordance with current tax legislation, tax treaties and provisions applicable in the various jurisdictions in which we

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operate. We could be adversely affected by changes in tax laws, tax treaties and provisions or changes in the interpretation of tax laws by any tax authority. Equally, if any member of our Group is found to have a taxable presence in a jurisdiction where it had not registered a business presence, whether on the basis of existing law, the current practice of any tax authority or by reason of a change in law or practice, this may have a material adverse effect on the amount of tax including corporate income tax, transaction or sales tax or VAT payable by us.

It is also our policy that the pricing of any arrangements between members of our Group, such as the intra-group provision of services are established on an arm’s length basis. However, if the tax authorities in the relevant jurisdictions do not regard the arrangements between any members of our Group as being made at arm’s length in accordance with applicable tax law, the amount of tax payable by us may increase materially.

We regularly review our tax provision on the basis of current law. It is possible, however, that our tax provision may turn out to be insufficient.

Financial and Banking Risks Relating to Our Operations

We are exposed to foreign exchange rate risk with respect to the translation of foreign currency denominated balance sheet amounts into pounds sterling and to the risk of interest rate fluctuations.

Our reporting currency is pounds sterling, but part of our income, deposits and expenditure is in other currencies, including euro, U.S. dollars, Canadian dollars and Australian dollars, as well as other currencies. As a result, our revenues and costs are affected by foreign exchange rate fluctuations and volatility in exchange rates between pounds sterling and relevant foreign-denominated currencies, which results in, and may continue to result in, volatility in our reported results of operations.

Exchange rate fluctuations also affect our consolidated statement of financial position, particularly with respect to individual assets and liabilities. In addition, Brexit has led to increased volatility, and an overall fall, in the value of the pound sterling. The impact of Brexit on the United Kingdom and global economy, could lead to continued volatility in the value of the pound sterling, and may result in volatility in our reported results of operations.

In line with our risk management policies, we may, from time to time, hedge a portion of our currency exposures and try to limit any adverse effect of exchange rate fluctuations on our business, financial condition and results of operations, but there can be no assurance that such hedging will eliminate the potentially materially adverse effects of such fluctuations.

Our exposure to the risk of changes in market interest rates relate primarily to interest expense on our long-term debt obligations with floating interest rates, including our term loan facilities pursuant to a Syndicated Facility Agreement, dated July 10, 2018 (as further amended, the “Term Loan B Agreement”), and our term loan facilities and revolving credit facility pursuant to a Syndicated Facility Agreement, dated November 24, 2023 (the “TLA/TLB/RCF Agreement”). As a result of the cash generative nature of our business and the cash balances we retain on behalf of customers, we are also exposed to interest rate risk affecting the income earned on such deposits. Interest rate increases, disruption in the credit markets, changes to our credit ratings or other credit or macroeconomic factors could negatively impact the availability or cost of funding, including our ability to incur additional indebtedness to operate our ongoing operations, fund liquidity needs or to refinance our credit facilities on commercially reasonable terms or at all.

We may, from time to time, hedge a portion of our net interest rate exposures and try to limit any adverse effect of interest rate fluctuations on our business, financial condition and results of operations, but there can be no assurance that such hedging will eliminate the potentially materially adverse effects of such fluctuations.

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We depend on the ongoing support of payment processors and international multi-currency transfer systems.

We are reliant on payment and multi-currency processing systems to facilitate the movement of funds between each of our businesses and their respective customer bases. Anything that could interfere with our relationships with payment service providers would have a material adverse effect on our business. The introduction of legislation or regulations restricting financial transactions with online betting and iGaming operators or prohibiting the use of credit cards and other banking instruments for online betting and iGaming transactions, or any other increase in the stringency of regulation of financial transactions, whether in general or in relation to the online betting and iGaming industry in particular, may restrict our ability to accept payment from our customers or facilitate withdrawals by them. For example, in January 2020 the UKGC announced that, with effect from April 14, 2020, betting and gaming operators will not be permitted to accept credit card payments from UK based customers, resulting in our loss of revenue. For additional information about this ban, see “—Risks Relating to Regulation, Licensing, Litigation and Taxation—The UK government’s ongoing review of the UK Gambling Act may result in more onerous regulation of the betting and gaming industry in Great Britain, part of our second-largest market, which could have a material adverse effect on our business, financial condition and results of operations.” Since the implementation of UK’s ban on the use of credit cards to place bets online, we have suffered an estimated annualized loss of revenue of approximately £35 million-£40 million.

Certain governments may seek to impede the online betting and iGaming industry by introducing legislation or through enforcement measures designed to prevent customers or financial institutions, based in their jurisdictions, from transferring money to online betting and iGaming operations. They may seek to impose embargoes on currency use, wherever transactions are taking place. For example, since June 2010, Norway has enacted several pieces of legislation aiming to prevent the remittance of monies from Norwegian bank accounts to gaming operators. This may result in the providers of payment systems for a particular market deciding to cease providing their services for such a market. This in turn would lead to an increased risk that payments due to us are misappropriated, frozen or diverted by banks and credit card companies. There may be a limited availability of alternative systems, in particular in light of recent consolidation in the financial services industry. As a result, payment systems providers may increase their charges to us or our customers, and/or we may be required to source new payment systems providers of lesser quality and reliability than those providers previously used to service a particular market, which would also enhance the risk of default or delayed payments in circumstances where it would be too time consuming and challenging to sue for recovery. The likelihood of any such legislation or enforcement measures is greater in certain markets that seek to protect their state betting and gaming monopolies and/or that have foreign currency or exchange control restrictions.

The tightening, or other modifications to, or changes in interpretation of anti-money laundering regulations may also affect the speed and convenience of payment processing systems, resulting in added inconvenience to customers. Card issuers and acquirers may dictate how transactions and products need to be coded and treated which may also impact on acceptance rates. Certain card issuers, acquirers, payment processors and banks may also cease to process transactions relating to the online betting and iGaming industry as a whole or certain operators (including us) for reputational and/or regulatory reasons or in light of increased compliance standards of such third parties that seek to limit their business relationships with certain industry sectors considered as “high risk” sectors.

A number of issuing banks or credit card companies may, from time to time, reject payments to us that are attempted to be made by customers. Should such restrictions and rejections become more prevalent, or any other restriction on payment processing be introduced, iGaming activity by our customers or the conversion of registered customers into AMPs could be adversely affected, which in turn could have a material adverse effect on our ability to generate revenue.

In addition, if any relevant regulator were to challenge our payment arrangements, and we were unable to withstand such challenge, we would have to reorganize the way in which we receive payments from our customers. Such a reorganization of payment systems could disrupt our business and, as a result, have a material adverse effect on our business, financial condition and results of operations.

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The receipt and holding of customer funds could be regarded as a deposit-taking business, requiring various financial services licenses/authorizations.

In common with other online betting and iGaming businesses, payments from our customers are generally required in advance of permitting such customers to participate in betting and iGaming activities. The receipt of funds from customers may be subject to regulation in various countries. For example, such payments may constitute “deposits” for the purposes of the UK financial services regime. Accepting deposits in the United Kingdom is a regulated activity, generally requiring those that accept deposits in the United Kingdom to be authorized under applicable financial services legislation.

We have previously received confirmation from the FCA that the acceptance by the relevant entity of such payments does not constitute “deposit taking” and that therefore we do not require authorization under applicable financial services legislation in the United Kingdom. If this position were to change, or if our UK-based business were found to be subject to any proposed changes to the FCA’s Licensing, Compliance and Enforcement Policy, we may have to either reorganize the way in which we receive payments from our customers or seek to obtain relevant authorizations. Such a reorganization of payment systems could disrupt our operations and result in our incurring unforeseen costs and expenses. In addition, any failure to obtain a necessary authorization may prevent us from continuing to provide our products in the same way as we currently do which may impose additional costs on the provision of such products or prevent us from providing some or all of our products to certain customers.

We may be exposed to the risk of customer chargebacks.

Chargebacks occur when customers, card issuers or payment processors seek to void card or other payment transactions. Chargebacks are a cost of most retail-based businesses and do not relate only to online betting and iGaming. Cardholders are supposedly able to reverse card transactions only if there has been unauthorized use of the card or the services contracted for have not been provided. Customers occasionally seek to reverse their real money losses through chargebacks. In 2022, we incurred chargeback costs amounting to approximately £42 million. We place emphasis on control procedures to protect from chargebacks, including tracking customers that have previously charged back and by providing our customers with a variety of alternative payment processing methods such as e-wallets and pre-paid cards to reduce the risk of chargebacks. We expect that a proportion of our customers will continue to reverse payments made by card and other payment methods through the use of chargebacks, and if this is not controlled, it could have a material adverse effect on our business, financial condition and results of operations.

Our strategy could be materially adversely affected by our indebtedness.

As of June 30, 2023, we had total borrowings of £5,325 million. We may incur substantial additional indebtedness in the future, in particular in connection with future acquisitions, which remain a core part of our strategy, some of which may be secured by some or all of our assets. Our overall level of indebtedness from time to time may have an adverse effect on our strategy, including requiring us to dedicate portions of our cash flow to payments on our debt, thereby reducing funds available for reinvestment in the business, restricting us from securing the financing, if necessary, to pursue acquisition opportunities, limiting our flexibility in planning for, or reacting to, changes in our business and industry and placing us at a competitive disadvantage compared to our competitors that have lower levels of indebtedness.

We may need to refinance some or all of our debt upon maturity, either on terms that could potentially be less favorable than the existing terms, or under unfavorable market conditions, which may also have an adverse effect on our strategy. See also “—Risks Relating to Our Business and Industry—We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all. This could hamper our growth and materially and adversely affect our business.”

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Risks Relating to Our Registration with the United States Securities and Exchange Commission and Ownership of Our Ordinary Shares

Fulfilling our financial reporting and other regulatory obligations as a U.S. public company will be expensive and time consuming, and these activities may strain our resources.

As a public company in the United States, we will be subject to the reporting requirements of the Exchange Act and will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations of the SEC, as well as the rules of the NYSE. The Exchange Act will require us to file annual and other reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting beginning with our second filing of an annual report with the SEC. Compliance with these requirements will place additional demands on our legal, accounting, finance and investor relations staff and on our accounting, financial and information systems, and will increase our legal and accounting compliance costs as well as our associated compensation expense. As a U.S.-listed company, we may also need to enhance our investor relations and corporate communications functions. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition or results of operations. We expect to incur additional incremental ongoing and one-time expenses in connection with our transition to becoming a U.S.-listed company. The actual amount of the incremental expenses we will incur may be higher, perhaps significantly, from our current estimates for a number of reasons, and there may be additional costs we may incur that we have not currently anticipated.

We currently anticipate that we will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2024 fiscal year. At that time, our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC, and our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal controls. This process will require significant documentation of policies, procedures and systems, review of that documentation by our internal auditing and accounting staff and our outside independent registered public accounting firm and testing of our internal control over financial reporting by our internal auditing and accounting staff and our outside independent registered public accounting firm. This will involve considerable time and attention, may strain our internal resources and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for U.S. public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

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In connection with our preparation for complying with the Sarbanes-Oxley Act, we have identified deficiencies in our internal control over financial reporting that constitute “material weaknesses” as defined in Regulation S-X. If we are unable to remediate these deficiencies, or if we identify material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting to the standards required by U.S. securities laws, we may not be able to accurately report our financial condition or results of operations or prevent fraud.

We are not currently required to assess, or report on the effectiveness of, our internal control over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act. Pursuant to Section 404(a) of the Sarbanes-Oxley Act, beginning with our second filing of an annual report with the SEC after we become a U.S. public company, management will be required to assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Additionally, following an initial transition period once we become a U.S. public company, Section 404(b) of the Sarbanes-Oxley Act will require our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting.

In connection with our preparation for complying with the Sarbanes-Oxley Act, we have identified deficiencies in our internal control over financial reporting that constitute material weaknesses as defined in Regulation S-X. The material weaknesses we have identified at this time relate to: (i) maintaining sufficient evidence of an effective control environment to enable the identification and mitigation of risks of financial reporting errors; (ii) designing and implementing an effective risk assessment to identify and communicate appropriate objectives in relation to financial reporting error and fraud; (iii) designing and implementing effective control activities, including management review controls, in relation to certain complex accounting, valuation and other areas; (iv) designing and implementing effective general IT controls related to user access management and change management; (v) designing and implementing controls to address requirements relating to the completeness and accuracy of reports used in the operation of controls; (vi) maintaining sufficient documentation to evidence the processes and controls in place to ensure the adequate review over financial reporting as well as the identification and evaluation of the severity of internal control deficiencies, including material weaknesses; and (vii) the adequacy of monitoring procedures to ascertain whether the components of our financial reporting control framework were present and functioning.

In order to remediate the identified deficiencies, management has developed a comprehensive remediation plan which principally includes: (i) deploying additional resources with U.S. GAAP and SEC reporting experience to implement or operate the newly designed controls and providing additional training, (ii) enhancing and expanding across the organization the implementation of the general IT processes and controls, (iii) improving the evidencing of the operation of controls, (iv) developing controls over the completeness and accuracy of reports used in the operation of controls, (v) formalizing the processes around management review controls and controls related to complex accounting areas and (vi) enhancing the monitoring of the system of internal control to timely identify and communicate internal control deficiencies to those parties responsible for taking corrective action.

While implementation of the remediation plan remains ongoing, to date we have: (i) engaged external consultants with extensive expertise in internal controls, accounting and SEC matters to assist management in enhancing its overall internal control framework; (ii) upgraded our risk assessment; (iii) performed a control gap analysis and are in the process of designing enhanced business and IT processes and controls to the standards required by the Sarbanes-Oxley Act; (iv) enhanced the IT processes and controls in relation to the user access management; (v) provided additional trainings to all relevant personnel focusing on the documentation and evidencing of operation of controls; and (vi) enhanced our internal control monitoring plans. All other actions required to complete the implementation of our remediation plan remain to be completed at this time.

While we are working to remediate the identified deficiencies as timely and efficiently as possible, at this time we cannot provide an estimate of the time it will take to complete this remediation plan. During the fiscal year ended December 31, 2023, the Company has not incurred material costs as part of its remediation efforts; however we cannot provide an estimate of costs expected to be incurred in connection with the implementation

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of this remediation plan. We expect the remediation to be time consuming and place significant demands on the Company’s financial and operational resources. The implementation of our remediation measures will require validation and testing of the design and operating effectiveness of internal controls over a sustained period. In addition, we cannot ensure that the measures taken by us to date, and actions that we may take in the future, will be sufficient to remediate these deficiencies or that they will prevent or avoid potential future deficiencies. Neither we nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Any testing conducted by us in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses for the purpose of the Sarbanes-Oxley Act or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. If we are unable to remediate any such material weaknesses, or if we identify material weaknesses in the future or otherwise fail to maintain an effective system of internal controls over financial reporting to the standards required by U.S. securities laws, we may not be able to accurately or timely report our financial condition or results of operations or prevent fraud. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have an adverse effect on our business, financial condition and results of operations.

We have not paid dividends on our ordinary shares since May 2020. If we do not pay dividends in the future, you may not receive any return on your investment unless you sell our ordinary shares that you own for a price greater than that which you paid for them.

We have not paid dividends on our ordinary shares since May 2020. The declaration, amount and payment of any future dividends on our ordinary shares will be at the sole discretion of our Board. Our Board may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, leverage levels, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us and such other factors as our Board may deem relevant. In addition, our ability to pay dividends may be limited by agreements governing any indebtedness that we or our subsidiaries may incur in the future. As a result, if we do not pay dividends in the future, you may not receive any return on an investment in our ordinary shares unless you sell our ordinary shares that you own for a price greater than that which you paid for them.

Our ability to pay dividends or effect other returns of capital in the future depends, among other things, on our financial performance.

Our ability to pay regular dividends on our ordinary shares in the future is dependent on our financial performance, which may underperform market expectations. If our cash flow underperforms market expectations, then our capacity to pay a dividend or effect other returns of capital (including, without limitation, share repurchases) may be negatively impacted. Any decision to declare and pay dividends or to effect other returns of capital will be made at the discretion of the Board and will depend on, among other things, applicable law, regulation, restrictions (if any) on the payment of dividends and/or capital returns in our financing arrangements, our financial position, retained earnings/profits, working capital requirements, finance costs, general economic conditions and other factors that the Board deems significant from time to time. In addition, as an Irish-incorporated company, our ability to pay dividends is dependent on the extent to which we have sufficient profits available for distribution, and on the other limitations contained in the Irish Companies Act.

We are a holding company and depend on our subsidiaries for cash, including in order to pay dividends.

We are a group holding company and are dependent on earnings and distributions of funds from our operating subsidiaries for cash, including in order to pay any future dividends to our shareholders. Our future ability to pay dividends to our shareholders will depend on the ability of our subsidiaries to distribute profits or

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pay dividends to us, general economic conditions and other factors that the directors deem significant from time to time. Our distributable reserves can be affected by reductions in profitability, impairment of assets and severe market turbulence.

You may be diluted by the future issuance of additional ordinary shares in connection with our incentive plans, acquisitions or otherwise.

Our organizational documents and certain provisions of Irish law authorize us to issue new ordinary shares on a non-preemptive basis in certain circumstances. In addition, as disclosed below under “—Risks Relating to Our Jurisdiction of Incorporation—Shareholders could be diluted in the future if we increase our issued share capital because of the disapplication of statutory preemption rights. In addition, shareholders in certain jurisdictions, including the United States, may not be able to exercise their preemption rights even if those rights have not been disapplied,” our shareholders have opted out of statutory preemption rights otherwise applicable to the issue of new ordinary shares for cash within certain parameters. As a result, we may in the future decide to issue additional ordinary shares or other equity share capital on a non-preemptive basis, whether in connection with acquisitions or otherwise. This could dilute the proportionate ownership and voting interests of holders of ordinary shares and may have a negative impact on the market price of ordinary shares. In addition, any ordinary shares that we issue under any equity incentive plans that are currently in place or that we may adopt in the future, either as a result of the grant of new equity awards or the exercise of equity awards that are currently outstanding, would dilute the percentage ownership held by other investors.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

We will report under the Exchange Act as a non-U.S. company with “foreign private issuer” status, as such term is defined in Rule 3b-4 under the Exchange Act. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. Foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain requirements applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares.

As a foreign private issuer listed on the NYSE, we will be permitted to follow certain home country corporate governance practices in lieu of certain NYSE requirements. For more information regarding the corporate governance requirements in lieu of which we intend to follow home country corporate governance practices, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Corporate Governance Exemptions.”

A foreign private issuer must disclose in its annual reports filed with the SEC each NYSE requirement with which it does not comply, followed by a description of its applicable home country practice. As a company incorporated in Ireland that has a premium listing on the main market of the LSE, we may follow our home

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country practice with respect to, among other things, the NYSE rules requiring shareholders to approve equity compensation plans and material revisions thereto. These and other home country practices may afford less protection to holders of our ordinary shares than would be available to the shareholders of a U.S. corporation.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer and, therefore, are not required to comply with the same periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations that apply to U.S. domestic issuers. Under Rule 3b-4 of the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as at June 30, 2024.

In the future, we could lose our foreign private issuer status if, for example, a majority of our voting power was held by U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a domestic issuer may be significantly higher than is the case while we are a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We will also be required to comply with U.S. federal proxy requirements, and our officers, directors and controlling shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with or applicable to U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Any shareholder whose principal currency is not the U.S. dollar will be subject to exchange rate fluctuations.

Our ordinary shares traded on the NYSE will be traded in U.S. dollars, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in, U.S. dollars. Shareholders whose principal currency is not the U.S. dollar, and who wish to trade ordinary shares on the NYSE will be exposed to foreign currency exchange rate risk. Any depreciation of the U.S. dollar in relation to such foreign currency would reduce the value of our ordinary shares held by such shareholders, whereas any appreciation of the U.S. dollar would increase their value in foreign currency terms.

An active and liquid market for our ordinary shares may not develop or be sustained.

Prior to the effectiveness of this registration statement, our ordinary shares have traded only on the LSE and Euronext Dublin and there has been no established trading market for those shares in the United States. We have applied to list our ordinary shares on the NYSE. Active, liquid trading markets generally result in lower bid ask spreads and more efficient execution of buy and sell orders for market participants. If an active trading market for our ordinary shares does not develop in the United States, the price of the ordinary shares may be more volatile and it may be more difficult and time consuming to complete a transaction in our ordinary shares, which could have an adverse effect on the realized price of the ordinary shares. When our ordinary shares commence trading on the NYSE, we expect the initial listing price of our ordinary shares to be set by designated market makers and will likely be based on the current trading price of our ordinary shares on the LSE. However, we cannot predict the price at which our ordinary shares will trade and cannot guarantee that investors will be able to sell their shares at any particular price. There is no assurance that an active and liquid trading market for our ordinary shares will develop or be sustained in the United States or maintained in the United Kingdom.

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If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our ordinary shares, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, our ordinary share price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our ordinary share price or trading volume to decline and our ordinary shares to be less liquid.

The trading price of our ordinary shares may be volatile.

The trading price of our ordinary shares could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Our ordinary shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our ordinary shares may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of our ordinary shares irrespective of our operating performance. The stock market in general and the NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our ordinary shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to us could depress our share price regardless of our business, financial conditions or results of operations. A decline in the market price of our ordinary shares also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Shareholders may be subject to voting or distribution restrictions on, or be required to dispose of, their interests in our ordinary shares as a result of the Group’s regulatory requirements.

The licensing or regulatory authorities in the principal jurisdictions in which Flutter has a betting and/or gaming license or in which the Group may seek a license in the future may have broad powers to request or require reporting of various detailed information from and/or approve the qualification or suitability for licensing of, online betting and iGaming operators, including their directors, management and the holders of legal and/or beneficial interests in shares. In some jurisdictions, such authorities may impose such information sharing and filing requirements on a continuous and ongoing basis, including in relation to the Group, its directors, management and the holders of legal and/or beneficial interests in ordinary shares. These powers may be exercised by regulators against the holders, whether legal or beneficial, of interests in shares or other securities in betting and gaming operators, as well as against the betting and gaming operators themselves, their directors and management.

In some circumstances, the purpose of the exercise of powers by licensing or regulatory authorities may be to identify shareholders and directors whose involvement with the licensed entity the licensing or regulatory authority considers unacceptable because such persons are not suitable directors, managers or shareholders to have a direct or indirect financial interest in, or influence over, a betting and gaming operator in such jurisdiction.

The information required, qualification or suitability requirements to be satisfied and ongoing regulatory filings to be submitted, may be very detailed, onerous and/or intrusive and may include, for example, personal and financial information concerning the ultimate beneficial owners and/or persons influencing the control of corporate shareholders. In many cases, the terms of our licenses or the provisions of regulations in relevant jurisdictions require us to produce such information on demand in relation to the holders of legal and/or beneficial interests in ordinary shares, as the case may be either following, or in some cases prior to, such persons acquiring specified percentage of legal and/or beneficial interests in our share capital. Any failure by the Group, its directors, its management or, as applicable, any holder (or proposed investor) of an interest in ordinary shares,

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to comply with such requests could result in the relevant licensing or regulatory authority taking adverse action against the Group in that jurisdiction which may include the suspension or revocation of licenses and/or the imposition of fines.

To address the various requirements referred to above, certain provisions are contained in Flutter’s Articles of Association which permit it to restrict the voting or distribution rights attaching to ordinary shares or to compel the sale of ordinary shares if a holder of legal and/or beneficial interests in ordinary shares does not satisfactorily comply with a regulator’s request(s) and/or the Group’s request(s) in response to regulatory action and/or the regulator indicates that such shareholder is not suitable (a determination which in all practical effects is at the sole discretion of such regulator) to be the holder of legal and/or beneficial interests in ordinary shares. Accordingly, to the extent a relevant threshold of ownership is passed, or to the extent any shareholder may be found by any such regulator to be able to exercise significant or relevant financial influence over the Group and is considered by a regulator to be unsuitable, there can be no assurance that any given holder of an interest in ordinary shares may not be subject to such restrictions or compelled to sell its ordinary shares (or have such ordinary shares sold on its behalf). If a holder of an interest in ordinary shares is required to sell its interests in ordinary shares (or have such ordinary shares sold on its behalf), subject to the Articles of Association, any such sale may be required at a time, price or otherwise on terms not acceptable to such holder. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Shares—Suspension of Rights of Members and Disposal of Shares.”

Risks Relating to Our Jurisdiction of Incorporation

U.S. investors may have difficulty enforcing judgments against us, our directors and officers.

We are incorporated under the laws of Ireland, and our registered offices and a substantial portion of our assets are located outside of the United States, and many of our directors and officers are residents of Ireland or otherwise reside outside the United States. As a result, it may not be possible to effect service of process of proceedings commenced in the United States on such persons or us in the United States.

There is no treaty between Ireland and the United States providing for the reciprocal enforcement of judgments obtained in the other jurisdiction and Irish common law rules govern the process by which a U.S. judgment may be enforced in Ireland. As such, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on U.S. federal or state civil liability laws, including the civil liability provisions of U.S. federal or state securities laws, or hear actions against us or those persons based on such laws. The following requirements must be met as a precondition before a U.S. judgment will be eligible for enforcement in Ireland:

•	the judgment must be for a definite sum (this excludes enforcement of non-monetary judgments and enforcement of actions concerning un-liquidated debt);

•	the judgment must be final and conclusive, and the decree must be final and unalterable in the court which pronounces it;

•	the judgment must be provided by a court of competent jurisdiction, and the procedural rules of the court giving the foreign judgment must have been observed;

•	the U.S. court must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules; and

•	the Irish courts must be satisfied that they have jurisdiction over the relevant judgment debtors in accordance with the applicable court rules in Ireland.

Even if the above requirements have been met, an Irish court may exercise its right to refuse to enforce the U.S. judgment if the Irish court is satisfied that the judgment (i) was obtained by fraud; (ii) is in contravention of Irish public policy; (iii) is in breach of natural or constitutional justice; or (iv) is irreconcilable with an earlier

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judgment. By way of example, a judgment of a U.S. court of liabilities predicated upon U.S. federal securities laws may not be enforced by Irish courts on the grounds of public policy if that U.S. judgment includes an award of punitive damages. Further, an Irish court may stay proceedings if concurrent proceedings are being brought elsewhere.

Furthermore, as an Irish company, Flutter is governed by the Irish Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

Shareholders could be diluted in the future if we increase our issued share capital because of the disapplication of statutory preemption rights. In addition, shareholders in certain jurisdictions, including the United States, may not be able to exercise their preemption rights even if those rights have not been disapplied.

As a matter of Irish law, holders of our ordinary shares will have a statutory preemption right with respect to any issuance of our ordinary shares for cash consideration or the granting of rights to subscribe for our ordinary shares for cash consideration, unless such preemption right is disapplied, in whole or in part, either in our Articles of Association or by special resolution of our shareholders at a general meeting of shareholders. At our Annual General Meeting on April 27, 2023 (“the 2023 AGM”), shareholders opted out of statutory preemption rights in respect of any allotment of new shares for cash for (i) up to 8,820,680 new ordinary shares (representing approximately 5% of our issued share capital as at the date of the notice of the 2023 AGM) and (ii) up to an additional 8,820,680 new ordinary shares (representing approximately 5% of our issued share capital as at the date of the notice of the 2023 AGM), provided the proceeds of any such allotment as is referenced in sub-paragraph (ii) are used only for the purposes of financing (or refinancing) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Preemption Rights. Thus, our Board is generally authorized to issue up to 17,641,360 new ordinary shares (representing approximately 10% of our authorized but unissued share capital as at the date of the notice of the 2023 AGM) on a non-preemptive basis for cash consideration until the authorization granted by shareholders expires at the next annual general meeting or July 27, 2024 (if earlier). The existing authority may be renewed by a further special resolution of shareholders at a general meeting.

In addition, even if the disapplication of preemption rights expires (and is not renewed by shareholders at a general meeting) or is terminated by our shareholders in a general meeting, due to laws and regulations in certain jurisdictions outside Ireland, shareholders in such jurisdictions may not be able to exercise their preemption rights unless we take action to register or otherwise qualify the rights offering under the laws of that jurisdiction. For example, in the United States, U.S. holders of our ordinary shares may not be able to exercise preemption rights unless a registration statement under the Securities Act is declared effective with respect to our ordinary shares issuable upon exercise of such rights or an exemption from the U.S. registration requirements is available. If shareholders in such jurisdictions are unable to exercise their preemption rights, their ownership interest would be diluted. Any future issuance of shares or debt instruments convertible into shares where preemption rights are not available or are excluded would result in the dilution of existing shareholders and reduce the earnings per share, which could have a material adverse effect on the price of shares.

As an Irish public limited company, certain capital structure decisions require shareholder approval, which may limit our flexibility to manage our capital structure.

Under Irish law, our authorized share capital can be increased by an ordinary resolution of our shareholders and the directors may issue new ordinary shares up to a maximum amount equal to the authorized but unissued share capital, without shareholder approval, once authorized to do so by our Articles of Association or by an

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ordinary resolution of our shareholders. At the 2023 AGM, shareholders authorized the Board to allot (i) up to 58,804,535 new ordinary shares (representing approximately 33.33% of our issued share capital as at the date of the notice of the 2023 AGM) and (ii) up to 117,609,070 new ordinary shares (inclusive of any shares issued pursuant to sub-paragraph (i)) (representing approximately 66.66% of our issued share capital as at the date of the notice of the 2023 AGM) provided any shares allotted pursuant to sub-paragraph (ii) are offered by way of a rights issue or other preemptive issue. The authorization granted by shareholders will expire at the earlier of our next annual general meeting or July 27, 2024 (if earlier). We cannot provide any assurance that this authorization will always be approved, which could limit our ability to issue equity and thereby adversely affect the holders of our securities.

Additionally, subject to specified exceptions, Irish law grants statutory preemption rights to existing shareholders where shares are being issued for cash consideration but allows shareholders to disapply such statutory preemption rights either in our Articles of Association or by way of special resolution. Such disapplication can either be generally applicable or be in respect of a particular allotment of shares. At the 2023 AGM, shareholders opted out of statutory preemption rights in respect of any allotment of new shares for cash for (i) up to 8,820,680 new ordinary shares (representing approximately 5% of our issued share capital as at the date of the notice of the 2023 AGM) and (ii) up to an additional 8,820,680 new ordinary shares (representing approximately 5% of our issued share capital as at the date of the notice of the 2023 AGM), provided the proceeds of any such allotment as is referenced in sub-paragraph (ii) are to be used only for the purposes of financing (or refinancing) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Preemption Rights. Thus, our Board is generally authorized to issue up to 17,641,360 new ordinary shares (representing approximately 10% of our authorized but unissued share capital as at the date of the notice of the 2023 AGM) on a non-preemptive basis for cash consideration until the authorization granted by shareholders expires at the next annual general meeting or July 27, 2024 (if earlier). We cannot provide any assurance that this authorization will always be approved, which could limit our ability to issue equity and thereby adversely affect the holders of our securities.

Irish law differs from the laws in effect in the United States with respect to defending unwanted takeover proposals and may give our Board less ability to control negotiations with hostile offerors.

Under the Irish Takeover Panel Act 1997, Irish Takeover Rules 2022 (the “Irish Takeover Rules”), our Board is not permitted to take any action that might frustrate an offer for our ordinary shares once our Board has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options, restricted share units or convertible securities or the redemption or repurchase of shares, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which our Board has reason to believe an offer is or may be imminent. Exceptions to this prohibition are available where the action is approved by our shareholders at a general meeting or, in certain circumstances, where the Irish Takeover Panel has given its consent to the action. These provisions may give our Board less ability to control negotiations with hostile offerors than would be the case for a corporation incorporated in a jurisdiction of the United States.

The operation of the Irish Takeover Rules may affect the ability of certain parties to acquire our ordinary shares.

Under the Irish Takeover Rules, if an acquisition of ordinary shares were to increase the aggregate holding of the acquirer and its concert parties to ordinary shares that represent 30% or more of the voting rights of the company, the acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding ordinary shares at a price not less than the highest price paid for the ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of ordinary shares by a person holding (together with its concert parties) ordinary shares that represent between 30% and 50% of the voting rights in the company if

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the effect of such acquisition were to increase that person’s percentage of the voting rights by 0.05% within a 12-month period. Under the Irish Takeover Rules, our Board and their relevant family members, related trusts and “controlled companies” are presumed to be acting in concert with any corporate shareholder who holds 20% or more of our shares. The application of these presumptions may result in restrictions upon the ability of certain shareholders, any of their concert parties and/or members of our Board to acquire more of our securities, including under the terms of any executive incentive arrangements. We may consult with the Irish Takeover Panel with respect to the application of this presumption and the restrictions on the ability to acquire further securities, although we are unable to provide any assurance as to whether the Irish Takeover Panel will overrule this presumption. For a description of certain takeover provisions applicable to us, see the section titled “Item 10. Additional Information—B. Memorandum and Articles of Association.” Accordingly, the application of the Irish Takeover Rules may restrict the ability of certain of our shareholders and directors to acquire our ordinary shares.

Transfers of our ordinary shares, other than by means of the transfer of book-entry interests in the Depository Trust Company (“DTC”), may be subject to Irish stamp duty.

Transfers of our ordinary shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty. However, if you hold your ordinary shares directly rather than beneficially through DTC or your ordinary shares are transferred other than by means of the transfer of book-entry interests in DTC (such as transfers through the CREST system), any transfer of your ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). In such circumstances, while the payment of Irish stamp duty is primarily a legal obligation of the transferee, when shares are purchased on the NYSE, the purchaser will require the stamp duty to be borne by the transferor. The potential for stamp duty could adversely affect the price of your ordinary shares which are held directly outside of DTC rather than beneficially through DTC or are transferred other than by means of the transfer of book-entry interests in DTC.

In certain limited circumstances, dividends we pay may be subject to Irish dividend withholding tax.

In certain limited circumstances, Irish dividend withholding tax (currently at a rate of 25%) may arise in respect of any dividends paid on our ordinary shares. A number of exemptions from Irish dividend withholding tax exist such that shareholders resident in the United States and shareholders resident in certain countries may be entitled to exemptions from Irish dividend withholding tax.

Shareholders resident in the United States that hold their ordinary shares through DTC will not be subject to Irish dividend withholding tax provided the addresses of the beneficial owners of such ordinary shares in the records of the brokers holding such ordinary shares are recorded as being in the United States (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by us). U.S. resident shareholders that hold their ordinary shares outside of DTC and shareholders resident in certain other countries (irrespective of whether they hold their ordinary shares through DTC or outside DTC) will not be subject to Irish dividend withholding tax provided the beneficial owners of such ordinary shares have furnished completed and valid dividend withholding tax forms, or an IRS Form 6166 in the case of U.S. resident shareholders only, to our transfer agent or their brokers (and such brokers have further transmitted the relevant information to our qualifying intermediary). However, other shareholders may be subject to Irish dividend withholding tax, which could adversely affect the price of your ordinary shares.

Dividends, if any, received by Irish residents and certain other shareholders may be subject to Irish income tax.

Shareholders entitled to an exemption from Irish dividend withholding tax on dividends received from us, if any, will not be subject to Irish income tax in respect of those dividends, unless they have some connection with Ireland other than their shareholding in us (e.g., they are resident in Ireland). Shareholders who are not resident nor ordinarily resident in Ireland but who are not entitled to an exemption from Irish dividend withholding tax will generally have no further liability to Irish income tax on those dividends which suffer Irish dividend withholding tax.

Flutter Entertainment plc has requested confidential treatment of this registration statement and

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Ordinary shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) at a rate of 33% could apply to a gift or inheritance of our ordinary shares, irrespective of the place of residence, ordinary residence or domicile of the parties. This is because our ordinary shares are regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT and certain other tax-free thresholds may also apply.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development

General History and Development

We have a history going back more than 30 years. Formerly known as Paddy Power plc, we were formed in 1988 through the merger of three independent bookmakers. Over time, we made strategic investments in attractive, fast-growing products and geographic markets.

In December 2000, Paddy Power plc listed on Euronext Dublin (formerly the Irish Stock Exchange) and the LSE and launched its website, paddypower.com. In 2002, Paddy Power plc opened its first betting shop in the United Kingdom. Between 2004 and 2006, Paddy Power launched its online platform.

In 2009, Paddy Power plc entered the Australian market through an initial acquisition of a 51% controlling interest in Sportsbet Pty Limited and a subsequent acquisition of International All Sports Limited. Paddy Power plc completed its full acquisition of Sportsbet in 2011.

In 2016, we expanded significantly following our merger with Betfair Group plc to create Paddy Power Betfair plc, combining two highly complementary businesses to create one of the largest online betting and iGaming operators in the world.

In 2018, following our acquisition of FanDuel Limited, our Betfair U.S. business merged with FanDuel Limited. This merger created FanDuel Group, Inc., a leading daily fantasy sports provider in the United States. We originally had a 57.8% ownership stake in FanDuel Group Parent LLC, the parent company of FanDuel, and later in 2020 we exercised an option to acquire a further 37.2%.

In February 2019, we acquired a 51% controlling interest in Adjarabet, one of Georgia’s largest iGaming operators, furthering our expansion in this regulated and growing market. On July 1, 2022, we acquired the remaining 49% stake in Adjarabet, bringing our holding in Adjarabet to 100%.

On May 28, 2019, after previous shareholder approval, Paddy Power Betfair plc changed its name to Flutter Entertainment plc to better reflect the increasingly global nature of the Group.

In May 2020, we entered into a business combination with TSG. This business combination further diversified our business from a geographic, product and brand perspective.

In January 2021, we acquired an initial 50.1% controlling stake in Junglee Games, an Indian online rummy operator, and subsequently exercised an option to acquire an additional 7.2% stake in June 2021. During fiscal 2022, we exchanged a 5% equity stake in a subsidiary of Junglee Games for the acquisition of 100% of Sachiko Gaming Private Limited, an online poker gaming developer based in India, with options to acquire the 5% stake in 2027 and/or 2032 or in the event of a liquidation event relating to Junglee Games. During 2023, we exercised options to acquire an additional 32.5% stake in Junglee Games.

In September 2021, we acquired a 100% stake in Singular, a European sports and gaming technology platform.

In August 2021, we sold all of our shares of Oddschecker Global Media to Bruin Capital.

In January 2022, we acquired tombola, one of the leading online bingo operators in the United Kingdom.

In August 2022, we expanded further into the Italian market following the acquisition of Sisal, Italy’s leading iGaming operator.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In September 2023, we executed an agreement to acquire an initial 51% controlling stake in MaxBet, a leading omni-channel sports betting and gaming operator in Serbia. The transaction, which is subject to customary regulatory clearances and closing conditions, is expected to close in the first fiscal quarter of 2024.

Company Information

The Company’s legal name is Flutter Entertainment plc. The Company was originally incorporated and registered in Ireland as a private limited company on April 8, 1958, under the name Corcoran’s Management Limited with the registration number 16956. The Company, which would later operate under the name Paddy Power plc, was then formed in 1988 through the merger of three independent bookmakers, including Corcoran’s Management Limited. The Company re-registered as a public limited company on November 15, 2000, and, in December 2000, it listed on the Irish Stock Exchange and the LSE. The Company merged with Betfair Group plc on February 2, 2016, and changed its name to Paddy Power Betfair plc. The Company then changed its name to Flutter Entertainment plc on May 28, 2019.

The Company’s registered office is: Belfield Office, Park Beech Hill Road, Clonskeagh Dublin 4, D04 V972 and its telephone number is: +353 (87) 223 2455. The Company’s website is www.flutter.com. The information on, or accessible from, our website is not part of, nor incorporated by reference into, this registration statement.

See “Item 5. Operating and Financial Review and Prospects—Acquisitions and Disposals” for a description of our capital expenditures and divestitures.

There has been no public takeover offer as of the date of this registration statement by third parties in respect of the Group’s shares.

Upon the effectiveness of this registration statement, we will become subject to the information requirements of the Exchange Act, except that as a foreign private issuer, we will not be subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we will file or furnish reports and other information with the SEC. The SEC maintains an internet website that contains reports and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

B. Business Overview

Flutter is the world’s largest online sports betting and iGaming operator based on revenue. Our ambition is to change our industry for the better to deliver long-term growth and a positive, sustainable future for all our stakeholders. We are well-placed to do so through the global competitive advantages of the Flutter Edge, giving our brands access to group-wide benefits to stay ahead of the competition, as well as a clear vision for sustainability through our Positive Impact Plan.

The Group consists of a diverse portfolio of leading recreational brands and products with a broad international reach. We operate some of the world’s most distinctive online sports betting and iGaming brands such as FanDuel, Sky Betting & Gaming, Sportsbet, PokerStars, Paddy Power, Sisal, tombola, Betfair, TVG, Junglee Games and Adjarabet. We are the industry leader by size with 10.2 million Average Monthly Players (“AMPs”) and £7.7 billion of revenue globally for fiscal 2022, and 12.3 million AMPs and £4.8 billion of revenue globally for the six months ended June 30, 2023. AMPs refers to the average over the applicable reporting period of the total number of players who have placed and/or wagered a stake and/or contributed to rake (i.e., the commission we take for operating or hosting a game) or tournament fees during the month. This measure does not include individuals who have only used new player or player retention incentives, and this measure is for online players only and excludes retail player activity. Players are counted as AMPs in each of the product categories in which they participate, but multi-product players that use a single brand are not duplicated when determining the total AMPs in each of our divisions or the Group’s total AMPs. However, players that use multiple brands within a division would be counted as an AMP for each brand that they use.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We operate a divisional management and operating structure across our geographic markets. Each division has an empowered management team responsible for maintaining the momentum and growth in our respective geographic markets. Our divisions are: (i) U.S., (ii) UK&I, (iii) Australia and (iv) International.

We believe that Flutter has a number of key commercial advantages:

(i)

Significant market growth opportunity: The U.S. market is expected to continue to experience significant growth as additional U.S. states are expected to legalize sports betting and iGaming, while outside of the U.S., the market is already worth £263 billion and also continues to grow. With just 30% of this combined market opportunity currently taking place online, we believe that there is a long runway for future growth.

(ii)

Scale operator with diversified product and geographic portfolio: We operate in a wide range of markets and offer a broad range of products. This level of diversification gives us exposure to fast-growing markets, and we also believe that it mitigates the impact on the overall Group of regulatory or other changes in individual markets. As a scale operator, we benefit from the “flywheel effect” where higher revenue growth enables greater operating leverage. This in turn enables us to invest more in our products and player proposition.

(iii)

The Flutter Edge: We refer to our Group’s global competitive advantage across talent, technology, product and capital provided by our scale and experience of operating online sports and betting businesses globally for over 20 years as the “Flutter Edge.” It represents a symbiotic relationship between our teams and divisions, with all contributing to and benefitting from the Flutter Edge.

(iv)	Clear vision on sustainability through our Positive Impact Plan: Striving to take care of our players, our colleagues, our communities and our planet is a goal we take very seriously.

We intend to leverage our scale, product and geographic diversity and the Flutter Edge to:

•

Invest to win in the United States by building on our sustainable competitive advantages to extend our leadership position in new states and states where we have an existing presence. We believe that we will be able to continue to deliver leadership in the U.S. market through the FanDuel Advantage where we believe that FanDuel is (i) able to acquire players efficiently, (ii) retain players for longer and (iii) earn higher average revenue per player.

•

Grow our gold medal (i.e. market-leading) positions in our other core markets of UK&I, Australia and Italy by focusing on expanding our player base, using local scale to unlock benefits across these markets.

•	Build on our network and invest for leadership positions across international markets by combining global scale with local presence to deliver sustainable growth.

Our Group’s financial growth engine is built on:

•

Sustainable revenue growth: We seek to expand the Group’s player base and grow player value through product innovation and efficient generosity spend. We believe that there are significant revenue growth opportunities for both our U.S. and ex-U.S. businesses. As more U.S. states have legalized sports betting and iGaming, our U.S. business has grown revenue from £1,394 million in fiscal 2021 to £2,610 million in fiscal 2022. Excluding the U.S. business, we have grown revenue from £4,646 million in fiscal 2021 to £5,096 million in fiscal 2022, and we believe that our International “consolidate and invest” markets, which include Italy, Spain, Georgia, Armenia, Brazil, Canada, India and Turkey, provide the platform for continued high levels of future growth.

•

Margin benefits: We seek to increase the efficiency of our marketing investment and operating leverage to deliver high net income margins and Adjusted EBITDA Margins. The Group’s net income (loss) margins and Adjusted EBITDA Margins have been negatively impacted in recent years by

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

significant investments in marketing and customer acquisition in the U.S. division. As the net income (loss) margin and Adjusted EBITDA Margin of our U.S. division have begun to improve, we expect that this will quickly begin to drive improvement in our consolidated net income (loss) margin and Adjusted EBITDA Margin.

•

Significant cashflow generation: Although recent acquisitions have resulted in increased borrowings, we believe that the low levels of capital intensity due to the scalable nature of our technology platforms, and positive working capital from our expanding business, will permit us to delever. As of June 30, 2023 and the end of fiscal 2022 and 2021, we had total borrowings of $5,325 million, $5,578 million and $3,570 million, respectively.

•	Disciplined capital allocation: We expect to drive long-term earnings per share growth and long-term value creation through disciplined capital allocation:

(i)

Disciplined organic investment: We believe that our player acquisition cost, lifetime value and player relationship management models and algorithms provide a disciplined evaluation framework enabling high returns from our investment in player growth and retention.

(ii)

Value creative M&A: We have clear criteria for acquiring bolt-on, “local-hero” brands, with podium (i.e. top-three) positions in high-growth markets, and complemented in the post-acquisition period by the benefits of the Flutter Edge. Our acquisitions of FanDuel, Adjarabet, Junglee Games, tombola and Sisal are examples of this strategy. We believe that there remains significant further M&A potential to add market-leading businesses in regulated markets (i.e. markets where we are authorized by way of a local, territory or point of consumption license or otherwise to offer our products) where the Group does not currently have a presence.

(iii)

Returns to shareholders: We expect that the Group’s projected cash generation will permit us to delever and provide significant future balance sheet capacity. Although we do not currently have any specific plans to pay dividends or engage in significant share repurchases, once we have optimized our leverage, we intend to return to shareholders capital that cannot be effectively deployed through organic investment or value creative M&A.

We had a net loss per share of £(0.19), £(2.04) and £(3.80) for the six months ended June 30, 2023, fiscal 2022 and fiscal 2021, respectively.

The combination of margin benefits, cashflow generation and disciplined capital allocation is expected to drive earnings per share growth and long-term value creation.

Our growth engine is complemented by a clear vision on sustainability. We view our size and global presence as providing a platform to make a positive, lasting impact on our industry, and we aspire to leverage our local knowledge and agility to do so in a meaningful way.

Our Positive Impact Plan has four key areas:

•

Customers: Seeking to help customers to “Play Well” through products, tools, technology and dedicated teams designed to support positive play and tailored to local markets. Our Play Well strategy was launched in March 2021 and seeks to empower each division to have ownership over their safer gambling strategy to align with their regulatory obligations and our Play Well principles, while working groups across divisions meet regularly to share best practices and align on key topics. In addition, annual bonuses for our executive directors are determined in part by reference to achievement of certain safer gambling measures.

•

Colleagues: Striving to empower colleagues to “Work Better” by building teams that are representative of where we live and work. For example, we have begun taking steps in the area of diversity, equity

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and inclusion to increase female representation in leadership; measure and report on pay performance, progression and retention across different employee demographics; and measure employee sentiment across different employee demographics.

•

Communities: Seeking to “Do More” to improve the lives of the people in our communities through our corporate social responsibility initiatives and the collective energy of our colleagues and scale of our business, including supporting charitable initiatives through company donations and colleague giving.

•

Environment: As the biggest player in our sector, we believe that we have a responsibility to not only reduce our own impact but also lead on climate action, and we seek to reduce our environmental impact through our carbon reduction strategies and transition plans. Although our carbon reduction strategies and transition plans are long-term goals, we have already undertaken certain concrete steps, including establishing an internal environmental working group, enhancing our carbon accounting and assurance procedures, and developing a climate risk framework at the Group level.

See “Item 5. Operating and Financial Review and Prospects” for further discussion of our financial condition and results of operations.

Our Products

Our principal products include sportsbook, iGaming and other products, such as exchange betting, pari-mutuel wagering and DFS. For fiscal 2022 and 2021, 56.2% and 54.3% of our revenue was derived from sportsbook, respectively, 37.7% and 37.5% of our revenue was derived from iGaming, respectively, and 6.0% and 8.2% of our revenue was derived from other, respectively. For the six months ended June 30, 2023 and 2022, 57.3% and 55.8% of our revenue was derived from sportsbook, respectively, 37.7% and 37.5% of our revenue was derived from iGaming, respectively, and 5.0% and 6.6% of our revenue was derived from other, respectively.

For fiscal 2022 and 2021, 92.9% and 96.1% of our revenue at the Group level was generated from our online businesses, respectively. For the six months ended June 30, 2023 and 2022, 91.0% and 95.0% of our revenue at the Group level was generated from our online businesses, respectively. Our online operations are complemented by our 1,055 retail shops in Armenia, Georgia, Italy, Ireland, the United Kingdom, and the United States. In each market, we typically offer sports betting, iGaming, or both, depending on the regulatory conditions of that market.

For a discussion of the significant new products that we have introduced in the past two fiscal years, and the status of publicly announced new products, see “—Research and Development” below.

Sportsbook

Our sportsbook offerings, such as FanDuel Sportsbook, Sportsbet or Sky Betting & Gaming, involve a customer placing a bet (wager) on various types of sporting events at fixed odds determined by us. Bets are made in advance of the sporting event that will determine the outcome of the wager. In the event the specified outcome occurs, the customer wins the bet and is paid out based upon the odds assigned at the time of the bet. We generate revenue by setting odds in a manner that includes a theoretical spread to be earned on each contest less winnings paid and expenses associated with promotional activity. For fiscal 2022 and 2021, we had 6.2 million and 5.1 million AMPs related to sportsbook, respectively, and for fiscal 2022 and 2021, we had sportsbook revenue of £4,334 million and £3,281 million, respectively. For the six months ended June 30, 2023 and 2022, we had 7.4 million and 5.9 million AMPs related to sportsbook, respectively, and for the six months ended June 30, 2023 and 2022, we had sportsbook revenue of £2,751 million and £1,891 million, respectively.

In addition to this revenue, revenue from our real-money games (i.e., games in which real money is wagered on the outcome of the game) includes revenue earned on the processing of real-money deposits and cash-out options (which gives the customers the option to exit the game and to obtain an early return from their bet), in specific currencies, which is sometimes referred to as conversion margins.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

iGaming

We offer our customers peer-to-business (“P2B”) iGaming products, peer-to-peer (“P2P”) iGaming products and lottery products. For fiscal 2022 and 2021, we had 4.6 million and 3.4 million AMPs related to iGaming, respectively, and for fiscal 2022 and 2021, we had iGaming revenue of £2,906 million and £2,264 million, respectively. For the six months ended June 30, 2023 and 2022, we had 5.6 million and 4.2 million AMPs related to iGaming, respectively, and for the six months ended June 30, 2023 and 2022, we had iGaming revenue of £1,812 million and £1,270 million, respectively.

Our P2B iGaming products involve customers betting against the house. Our iGaming products allow customers to bet on a range of games of chance such as online casino, bingo and machine gaming terminals. We provide a combination of third-party content and proprietary games, reflecting a shift to in-house developed products in order to differentiate ourselves from our competitors. Our iGaming offerings typically include the full suite of games available in land-based casinos, such as blackjack, roulette and slot machines. We generate revenue through the gross bets placed less payouts on winning bets, which is also referred to as “hold.”

Our P2P iGaming products include poker and rummy. As P2P operators, we are generally not exposed to the risks of game play or the outcome of the game, as we typically take a rake or commission from the game play. For P2P games, player liquidity, or the number or volume of players with an operator, is critical to the success of the game, with a greater number of players supporting a wider range and greater volume of games and larger tournaments, increasing the quality of the offering to the consumer. As a result, larger scale poker or rummy operations will benefit from superior player liquidity in their systems, which, in turn, improves their offering to customers, creating a positive feedback loop.

We also offer our customers lottery products through our Sisal brand under fixed term licenses known as lottery concessions in various jurisdictions. Our lottery products involve customers purchasing a ticket where they have the potential to win a prize and where the winning outcome is drawn at random. Sisal receives a commission in respect of the lottery services provided under the concession agreement.

Other

We include within other product revenue our P2P sports betting products, which involve customers playing/betting against each other and not against the house, where we make a commission on the bets. Our sports betting P2P products include the Betfair betting exchanges, DFS offered by FanDuel and Junglee Games and horse racing wagering offered under the TVG brand. We also offer business-to-business pricing and risk management services, where we earn revenues from providing these services to other businesses in our sector. For fiscal 2022 and 2021, we had 1.3 million and 1.2 million AMPs related to other revenue, respectively, and for fiscal 2022 and 2021, we had other revenue of £466 million and £495 million, respectively. For the six months ended June 30, 2023 and 2022, we had 1.5 million and 1.3 million AMPs related to other revenue, respectively, and for the six months ended June 30, 2023 and 2022, we had other revenue of £238 million and £225 million, respectively.

Our Geographic Divisions

As of June 30, 2023, we offered our products in over 100 countries and had 12.3 million AMPs globally. For fiscal 2022, our U.S. division constituted 33.9% of our revenue, our UK&I division constituted 27.9% of our revenue, our Australian division constituted 16.4% of our revenue and our International division constituted 21.8% of our revenue. For the six months ended June 30, 2023, our U.S. division constituted 37.4% of our revenue, our UK&I division constituted 25.7% of our revenue, our Australian division constituted 12.5% of our revenue and our International division constituted 24.3% of our revenue.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

United States

Our U.S. division offers sports betting, casino, DFS and horse racing wagering products to players across various states in the United States, mainly online but with sports betting and iGaming services also provided through a small number of retail outlets, and certain online products in the province of Ontario in Canada.

The U.S. division is our fastest growing division and represented our largest division, constituting 33.9% and 37.4% of our revenue for fiscal 2022 and the six months ended June 30, 2023, respectively, compared to 23.1% and 31.0% of our revenue for fiscal 2021 and the six months ended June 30, 2022, respectively. For the fiscal quarter ended June 30, 2023, we had a 47.1% share of the online sports betting market in the states where FanDuel sportsbook was live and a 22.9% share of the iGaming market in states where FanDuel casino was live.

The U.S. division consists of the following brands: FanDuel, TVG and PokerStars (U.S.) As of June 30, 2023, our FanDuel online sportsbook was available in 19 states, our FanDuel online casino was available in 5 states, our FanDuel paid DFS offering was available in 44 states, our FanDuel or TVG online horse racing wagering product was available in 32 states and our FanDuel free-to-play products were available in all 50 states. For fiscal 2022 and 2021, we had 2.3 million and 1.6 million AMPs in our U.S. division, respectively. For the six months ended June 30, 2023 and 2022, we had 3.1 million and 2.2 million AMPs in our U.S. division, respectively.

United Kingdom and Ireland

In the United Kingdom and Ireland, we offer sports betting (sportsbook), iGaming products (games, casino, bingo and poker) and other products (exchange betting) through our brands Sky Betting & Gaming, Paddy Power, Betfair and tombola. Although our UK&I brands mostly operate online, this division also includes our 597 Paddy Power betting shops in the United Kingdom and Ireland. Our UK&I division constituted 27.9% and 34.1% of our revenue for fiscal 2022 and 2021, respectively, and 25.7% and 32.3% of our revenue for the six months ended June 30, 2023 and 2022, respectively. For fiscal 2022 and 2021, we had 3.7 million and 3.2 million AMPs in our UK&I division, respectively. For the six months ended June 30, 2023 and 2022, we had 4.1 million and 3.7 million AMPs in our UK&I division, respectively.

Australia

In Australia, we offer online sports betting products through our Sportsbet brand, which operates exclusively in Australia and offers a wide range of betting products and experiences across local and global horse racing, sports, entertainment and major events. Our Australia division constituted 16.4% and 21.5% of our revenue for fiscal 2022 and 2021, respectively, and 12.5% and 18.1% of our revenue for the six months ended June 30, 2023 and 2022, respectively. For fiscal 2022 and 2021, we had 1.1 million and 1.0 million AMPs in our Australia division, respectively. For the six months ended June 30, 2023 and 2022, we had 1.1 million and 1.0 million AMPs in our Australia division, respectively.

International

Our International division includes our operations in over 100 global markets and offers sports betting, casino, poker, rummy and lottery, mainly online.

Sisal, the leading iGaming operator in Italy, is the largest brand in the International division following its acquisition in August 2022. The International division also includes PokerStars, Betfair International, Adjarabet and Junglee Games. We continue to diversify internationally and are taking our online offering into regulated markets with a strong gambling culture and a competitive tax framework under which we have the ability to offer a broad betting and iGaming product range.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our International division constituted 21.8% and 21.3% of our revenue for fiscal 2022 and 2021, respectively, and 24.3% and 18.7% of our revenue for the six months ended June 30, 2023 and 2022, respectively. For fiscal 2022 and 2021, we had 3.1 million and 2.4 million AMPs in our International division, respectively. For the six months ended June 30, 2023 and 2022, we had 4.0 million and 2.8 million AMPs in our International division, respectively.

Seasonality

Our product offerings are subject to a largely predictable degree of seasonality, although the seasonality of each of these products does differ, thereby reducing the effect on an aggregate basis. In particular, a majority of our current U.S. sports betting and DFS revenue is and will continue to be generated from bets placed on, or contests relating to, the NFL, the NBA, MLB and the NCAA, each of which has its own respective off-seasons, which may cause decreases in our future revenues during such periods. The schedule of significant sporting events that do not occur annually, such as the FIFA World Cup, the Ryder Cup, the UEFA European Football Championship and/or marquee boxing matches, affect the volumes of bets collected over the course of that period. Our sportsbook revenue is driven by a combination of the timing of sporting and other events and the results of our operations are derived from those events. While our iGaming revenue also benefits from activity around sporting events, it is less dependent on the sporting calendar. The overall effect of any individual sporting event is small due to the number of sporting events that take place in any given year and the diversity of our revenue source. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Aspects of our business will depend on the live broadcasting and scheduling of major sporting events.”

Marketing

Our ability to effectively acquire, engage and retain customers on our platform is critical to our operational and financial success. We believe that the combination of our brands with our data science and marketing analytics capabilities provide us with a strong competitive advantage in our industry. We utilize a variety of marketing channels, including paid external advertising through traditional and digital media, compelling new player and event-driven promotions and paid affiliate programs. We use proprietary models and software tools to track the efficacy of these marketing campaigns in real-time, giving us the ability to constantly evaluate and optimize our marketing strategies as necessary. Over time, our growth has also enabled our marketing efforts to benefit from economies of scale.

We also rely on successful cross-promotion across our product offerings and consequently have developed ways to minimize friction between our offerings. For example, our FanDuel Sportsbook app features an embedded iGaming offering in states where iGaming is permissible so players can play a subset of casino games without leaving the sportsbook app. Aside from traditional marketing channels, we also enter into select media, sports and entertainment partnerships that support and accelerate our long-term strategic initiatives. Where possible, we will enter into exclusive relationships to further align interests. We have also historically partnered with athletes and celebrities that share our values in order to promote our brand. For example, in the United States, we have strategically partnered with some of the leading news, sports and entertainment companies, including Turner Sports and the Bleacher Report website. Additionally, we have ongoing commercial relationships with Sky, which allow us to use the Sky (e.g., Sky Betting and Gaming) brands and integrate with Sky’s commercial and advertising platforms pursuant to several contractual agreements.

Furthermore, in the United States, we are: (i) an official sports betting partner, official sportsbook, official one-day fantasy partner, official one-day fantasy game, and official marketing partner and authorized gaming operator of the NBA; (ii) an official sponsor/partner, official sportsbook sponsor/partner, official sports betting sponsor/partner and official free to play sponsor/partner of the NFL; (iii) an official sports betting sponsor/partner of MLB; (iv) an official sports betting/wagering partner, official daily fantasy game, official daily fantasy hockey game, official daily fantasy partner, official fantasy partner and official partner of the NHL; (v) an official sportsbook, official daily fantasy partner, official marketing partner, official partner and authorized

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gaming operator of the WNBA; (vi) an official betting operator of the PGA Tour; and (vii) an authorized gaming operator of the WTA. We also have partnerships with 19 professional teams across these and other leagues. The nature of these partnerships vary; however, each of these relationships amplifies our brand and helps us acquire and retain customers more efficiently by, for example, allowing us to open a retail sportsbook location in their arena, prominently displaying our brand on signs throughout their arena, advertising our products across their television, digital media and radio outlets and giving us access to their customer relationship databases for our marketing purposes.

In fiscal 2022 and 2021 and for the six months ended June, 30, 2023 and 2022, we spent £2,450 million, £2,050 million, £1,259 million and £1,084 million, respectively, in sales and marketing across our four geographic divisions to ensure that we have high levels of brand visibility throughout the year.

Research and Development

As a leading online betting and iGaming operator, our growth and competitive positioning is dependent on the implementation and execution of our technology strategy. We have a distinctive proprietary technology platform that is tailored to the needs of our business, which we have developed and refined through dedicated investments over more than 30 years. Our recent investments are focused on providing appealing product offerings to our customers, both in terms of the quality of the offerings and the user experience, and also with respect to data security and integrity across our offerings. For fiscal 2022 and 2021, we invested £447 million and £460 million in technology research and development, respectively. For the six months ended June 30, 2023 and 2022, we invested £279 million and £203 million in technology research and development, respectively. We dedicate nearly all of our research and development investments to our online sports betting and iGaming businesses, which seeks to provide broad market applications for product offerings derived from our technology, and we expect to continue investing significantly in research and development in an effort to constantly improve customer experience, engagement and security. We believe that such investment in research and development enables us to react more quickly to changing customer needs and is central to our competitive positioning.

As of fiscal 2022, our global workforce consisted of approximately 6,000 technologists, including approximately 2,700 software engineers, who support the introduction and development of new products, the creation of new betting markets, the improvement of the online customer experience and the development of better processes and systems. These support the five in-house gaming studios and global pricing and risk management functions which are continuously developing cutting-edge content for our customers. We believe that continued research and development will contribute to our future growth and profitability and ensure our position as market leader in the betting and iGaming industry.

In 2021, we leveraged the Group’s technology, pricing and risk management capabilities to launch “Popular Betbuilder” on our Paddy Power and Betfair sportsbooks, which allows customers to pick from multiple outcomes for a single event across a range of sports and combine them into one single bet, “Bet with Mates” on our Sportsbet sportsbook, which allows customers to create a group with a shared wallet for betting, and “Sky Vegas live,” which is designed to give customers the experience of a real casino online by offering live dealers. Additionally, FanDuel rolled out its next generation sportsbook technology to customers in all states in which it operated for the 2021 NFL season. FanDuel is currently in the process of implementing the next generation technology for its iGaming platform, which also leverages Flutter’s existing iGaming platform, to provide first party content and some of Flutter’s in-house game studio developed content. Furthermore, FanDuel expanded the breadth of its proprietary Same Game Parlay product and completed development of in-house pricing for college basketball.

In 2022, we launched the Casino One update (which rebranded to Vegas Infinite in September 2023), turning PokerStars VR into a fully-fledged virtual casino environment with new games and features such as roulette, blackjack, slots, sportsbook and craps. Customers receive free virtual chips daily, which they use to play games, including traditional blackjack, roulette, craps, slots, sportsbook and cash and multi-table poker. Revenue generated via these stores is shared with platform partners on an agreed basis.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We also launched Paddy Power’s first fully native iGaming iOS app and additional branded iGaming content. SkyBet launched their new BuildABet product, which allows users to place multiple selections from the same event into a single bet. Additionally, FanDuel launched FanDuel Faceoff, a casual skill iGaming proposition, rebranded its fully distributed linear cable television network to FanDuel TV, as well as rebranded its OTT platform FanDuel TV+.

Intellectual Property

We believe that copyright, trademarks, domain names, trade secrets, proprietary technology and other intellectual property are critical for our long-term success. We seek to protect our investment in research and development by seeking intellectual property protection as appropriate for our technologies and content, including our software code, proprietary technology and know-how that we use to develop and run our sports and iGaming product offerings and related services. Other than licensed rights, we own the key intellectual property rights for the software material used in our betting and iGaming operations and the key intellectual property rights to our customer profiles and iGaming platforms, including sportsbook and poker software.

While much of the intellectual property we use is owned by us, we have obtained rights to use intellectual property of third parties through licenses and service agreements with those third parties. Although we believe these licenses are sufficient for the operation of the Group, these licenses typically limit our use of the third parties’ intellectual property to specific uses and for specific time periods.

We rely on a combination of trade secret, copyright, trademark, patent and other intellectual property laws, as well as contractual provisions, to protect our intellectual property rights in our sports and iGaming product offerings and other proprietary technology. We actively seek patent protection covering certain inventions originating from us and, from time to time, review opportunities to acquire patents to the extent we believe such patents may be useful or relevant to our business. We also enter into confidentiality and intellectual property assignment agreements with our employees, contractors and other third parties. We typically own the trademarks under which our sports and iGaming product offerings and related services are marketed. In order to protect our brands and trademarks, we register our key trademarks in select jurisdictions in which we operate. Our key trademarks and domain names include, among others:

•	Group: “FLUTTER ENTERTAINMENT”;

•	U.S. division: “FanDuel,” “FanDuel Sportsbook,” “www.fanduel.com” and “www.tvg.com”;

•	UK&I division: “PADDY POWER,” “PADDY POWER BETFAIR,” “www.betfair.com,” “www.paddypower.com” and “www.paddypower.ie”;

•	Australia division: “SPORTSBET” and “www.sportsbet.com.au”; and

•

International division: “FLUTTER INTERNATIONAL,” “JUNGLEE GAMES,” “POKERSTARS,” “BETFAIR,” “SISAL,” “JUNGLEE GAMES,” “ADJARABET,” “www.pokerstars.com,” “www.betfair.com,” “www.sisal.it,” “www.jungleegames.com” and “www.adjarabet.com.”

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Information Technology Systems and Intellectual Property—If we are unable to protect or enforce our rights in our proprietary technology, brands or other intellectual property, our competitive advantage, business, financial condition and results of operations could be harmed.”

Furthermore, we use collected customer data to provide customers with the services they have requested. Subject to applicable data protection laws, we also use customer data to carry out identity and age verification checks on prospective customers for marketing purposes, to invite customers to new tournaments or games or to join our loyalty offering, as well as sending merchandise to customers.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Fox Option on Interest in FanDuel Group Parent LLC

In connection with our acquisition of TSG, we and Fox entered into the Fox Option Term Sheet that, among other things, granted Fox the Fox Option to acquire from us the Fastball Units in FanDuel Parent that were the subject of a put and call option between us and Fastball. As of December 31, 2022, the Fox Option price for the Fastball Units was $4.1 billion. Such price is subject to a 5% annual compounding carrying value adjustment. Fox has until December 2030 to exercise the Fox Option.

Fastball had certain rights under the FanDuel LLC Agreement and the Investor Members Agreement, which provided certain terms for the governance and operations of FanDuel Parent and rights, obligations and duties of FanDuel Parent’s members. Although it has not been determined what specific rights Fox may receive should Fox exercise (and pay for) the Fox Option and acquire the Fastball Units, the terms of the Investor Members Agreement provided that, so long as Fastball continued to own at least 5% of the outstanding FanDuel LLC Units, FanDuel could not, without the prior written consent of Fastball: (i) acquire any person, business or line of business if such acquisitions, in the aggregate, require FanDuel Parent to spend more than $75 million in cash; (ii) enter into or consummate one or a series of transactions where FanDuel Parent transfers, exclusively sublicenses or exclusively licenses or otherwise disposes of any assets, to the extent such assets have value, in the aggregate, in excess of $75 million (other than in the ordinary course of business); (iii) issue or incur debt that results in FanDuel Parent having outstanding principal debt obligations in excess of the greater of $75 million and four times FanDuel Parent’s LTM EBITDA (as defined therein); (iv) declare, make or pay any distributions or dividends on FanDuel LLC Units, other than distributions or dividends in an amount such that, following the consummation thereof, FanDuel Parent would have distributed cash dividends on FanDuel LLC Units for any twelve month period no greater than the lesser of (1) 50% of FanDuel Parent’s Free Cash Flows (as defined therein) for the prior 12 consecutive months ending on the last day of the month preceding the date of such distribution or dividend and (2) 50% of FanDuel Parent’s projected Free Cash Flows (as defined therein) for the 12 month period beginning on the last day of the month preceding the date of such distribution or dividend; (v) adopt any amendment to FanDuel Parent’s organizational documents or the FanDuel LLC Agreement; (vi) take or approve any action resulting in FanDuel Parent’s liquidation or dissolution; (vii) authorize, issue or sell FanDuel LLC Units or any other equity interest of FanDuel Parent or any other option, warrant, conversion or similar right with respect to any FanDuel LLC Units or such other equity interest in FanDuel Parent (subject to certain exceptions); (viii) repurchase, redeem or otherwise acquire any FanDuel LLC Units, any other equity interest of FanDuel Parent or any options, warrants, conversion or similar rights with respect to any FanDuel LLC Units or such other equity interests of FanDuel Parent, except in accordance with the terms of the FanDuel LLC Agreement; (ix) enter into any transaction that would result in a Public Offering (as defined in the FanDuel LLC Agreement) or Sale Event (as defined in the FanDuel LLC Agreement), other than a Sale Event in which we and our affiliates sell 100% of our collective equity interests in FanDuel Parent to a purchaser who agrees to be bound by all our obligations under the Investor Members Agreement; (x) take any action which has the primary purpose of, or by its express terms has the effect of, benefitting us and our affiliates and harming Fastball, whether or not in its capacity as a holder of the FanDuel LLC Units; (xi) make any payment out of assets of FanDuel Parent or any of its subsidiaries in respect of any VCP Redemption Debt (as defined in the FanDuel LLC Agreement); or (xii) commit to do any of the things set forth in (i) through (xii) above. In addition, the terms of the Investor Members Agreement provided that so long as Fastball continued to hold any equity interest in FanDuel Parent, FanDuel could not, without the prior written consent of Fastball, cause or permit FanDuel Parent to own or hold any assets other than equity interests of FanDuel Group, Inc., cause or permit FanDuel Parent to own or hold less than 100% of the issued and outstanding equity of FanDuel Group, Inc., cause or permit FanDuel Group, Inc. to make any distributions to FanDuel Parent that could give rise to taxable income to Fastball in excess of its pro rata portion of the FanDuel LLC Units, or take any action or fail to take any actions with respect to tax matters that could reasonably give rise to disproportionately adverse tax consequences to Fastball as compared to us. Fox’s interpretation of its rights in relation to the Fox Option may differ from that of Flutter. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—In the event that Fox exercises the Fox Option, we would be required to sell to Fox a significant minority stake in our FanDuel business. If at that point Fox’s consent is required for actions we wish to take and we are unable to obtain it, we may not be able to pursue elements of our business strategy.”

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Regulation

We operate in a heavily regulated industry across multiple geographical jurisdictions. The area of legal and regulatory compliance continues to evolve in all of our markets, including as a result of changing political and social norms. As a result, the markets in which we operate are subject to uncertainties arising from differing approaches among jurisdictions, including the determination of where betting and iGaming activities take place and which authorities have jurisdiction over such activities. Compliance with the laws and regulations in place in each jurisdiction is a key risk area for us and is monitored and reported on by our audit committee to the Board.

Our business is subject to extensive regulation under the laws, rules and regulations of the jurisdictions in which we operate. These laws, rules and regulations generally concern the responsibility, financial stability, integrity and character of the owners, managers and persons with material financial interests in the iGaming operations along with the integrity and security of the sports betting and iGaming offering. Violations of laws or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions.

Gaming laws are generally based upon declarations of public policy designed to protect gaming consumers and the viability and integrity of the gaming industry. Gaming laws also may be designed to protect and maximize country, state and local tax revenues, as well as to enhance economic development and tourism. To accomplish these public policy goals, gaming laws establish stringent procedures to ensure that participants in the gaming industry meet certain standards of character and responsibility. Among other things, gaming laws require gaming industry participants to:

•	ensure that unsuitable individuals and organizations have no role in gaming operations;

•	establish procedures designed to prevent cheating and fraudulent practices;

•	establish and maintain anti-money laundering practices and procedures;

•	establish and maintain responsible accounting practices and procedures;

•	maintain effective controls over their financial practices, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;

•	maintain systems for reliable record keeping;

•	file periodic reports with gaming regulators;

•	establish programs to promote responsible gaming; and

•	enforce minimum age requirements.

We seek to ensure that we obtain gaming licenses necessary to offer our products and services in the jurisdictions in which we operate and/or where we are otherwise required to do so. While we believe that we are in compliance in all material respects with all applicable gaming laws, licenses and regulatory requirements, we cannot be certain that our activities or the activities of our customers will not become the subject of any regulatory or law enforcement, investigation, proceeding or other governmental action or that any such proceeding or action, as the case may be, would not have a material adverse impact on us or our business, financial condition, prospects or results of operations.

The methods and tools we use to permit or restrict access to our online betting and iGaming product offerings within a territory are typically mandated or approved by the applicable betting and gaming regulatory authority in each jurisdiction where a Group subsidiary holds a betting and gaming license. In particular, we employ the following methods and tools across such jurisdictions: (i) IP address blocking, which identifies the location of the player and blocks his or her IP address; and (ii) country-specific blocking based on the residence of the player. In certain jurisdictions, we also employ geolocation blocking, which restricts access based upon the player’s geographical location determined through a series of data points such as mobile devices and Wi-Fi networks.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We also work with regulatory and government bodies to ensure our products, including the software and technological infrastructure underlying them, undergo comprehensive testing by such regulatory and government bodies, as well as by independent, industry-leading testing, accreditation and certification organizations (including Gaming Laboratories International and BMM International). The objective of this testing is to certify, among other things, security, regulatory conformity and gaming integrity. We seek to meet or exceed best practices in operations and customer protection with an emphasis on fair and responsible gaming.

Additionally, we support the regulation of iGaming, including licensing and taxation regimes and pooled poker liquidity, which we believe promotes sustainable iGaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction. We strive to work with applicable government authorities to develop regulations that we expect would protect consumers, encourage responsible betting and gaming, ensure reasonable levels of taxation, promote regulated gameplay and keep crime and the proceeds of crime out of gaming. We also strive to be among the first licensed operators to obtain betting and gaming licenses and provide iGaming to customers in newly regulated jurisdictions, in each case, to the extent it would be in the furtherance of our business goals and strategy and in compliance with our policies and procedures.

Our Licenses

We are licensed or approved to offer our betting and iGaming products (including under third-party betting and gaming licenses) in various jurisdictions worldwide, including in the United States, the United Kingdom, the Republic of Ireland, Australia, Italy and in several other countries. Our gaming licenses generally fall under two categories: (i) jurisdictions where our relevant operating subsidiary has either obtained a local betting and gaming license directly from the local gaming authority or where we offer our product offerings under a third-party betting and gaming license through a third-party relationship on a business-to-business basis and (ii) jurisdictions where our real-money iGaming products are offered pursuant to a “multi-jurisdictional” gaming license instead of a local license.

Flutter operates in multiple jurisdictions with various licensing obligations and cultural nuances. We have taken a principle-based approach to our safer gambling strategy (“Play Well”), which we launched in March 2021. Similar to our commercial strategy, each division has ownership of their safer gambling strategy (including policy and process) that aligns with their regulatory obligations and our Play Well principles. We have a safer gambling board who meet regularly and a global Play Well working group who also meet regularly to share best practice and align on key strategic topics.

United States

In the United States, gambling is regulated at both state and federal levels and divided into three categories: retail sports betting, online sports betting and iGaming. In 2018, the U.S. Supreme Court overturned key gambling legislation, PASPA, which prohibited the expansion of sports betting nationwide, following New Jersey’s appeal. A number of states have since moved to legalize and regulate gambling at the state level. As of October 31, 2023, 33 states have legalized and regulated retail sports betting, 25 states have legalized and regulated online sports betting and six states have legalized and regulated iGaming.

Under some states’ sports betting and iGaming laws, online sports betting and/or iGaming licenses are tethered to a finite number of specifically defined businesses that are deemed eligible for a gaming license, such as land-based casinos, tribes, professional sports franchises and arenas and horse racing tracks, each of which is entitled to a skin or multiple skins under that state’s law. A “skin” permits that license holder to partner with an online operator like FanDuel to offer online sports betting or iGaming services under that entity’s license. As such, the skin provides a market access opportunity for mobile operators to operate in the jurisdiction pending licensure and other required approvals by the state’s regulator. The entities that control those skins, and the numbers of skins available, are typically determined by a state’s sports betting or iGaming law. We currently rely on skins tethered to land-based casinos, tribes, professional sports franchises and arenas and horse racing tracks

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in order to access a number of markets through a skin. In other markets, we may obtain a license to offer online sports betting and/or iGaming through a direct license offered by the state, which in some cases may be subject to a competitive application process for a limited number of licenses. Our licenses in U.S. states are generally granted for a predetermined period of time (typically ranging from one to four years) or require documents to be supplied on a regular basis in order to maintain them.

The market access partnership agreements that we enter into with each of our partners provide us with a skin that allows us to offer our online sports betting and iGaming products in the state or province where such partner is licensed. We make variable payments to the majority of our market access partners, typically based on a percentage of our revenue generated in the market where we use such market access partner’s skins. Our market access partners include Boyd, one of the largest and most experienced gaming companies in the United States. As stated in Boyd’s quarterly report for the quarterly period ended June 30, 2023, Boyd operates 28 gaming entertainment properties across 10 states. Our partnership with Boyd brings together two of the largest and most geographically diversified companies in the U.S. gaming industry and provides us with first skin access (i.e., access to the online sports betting and iGaming market of a given state or province through the use of the first skin granted by a state to a land-based gaming entity with an existing license) for sports betting in all states where Boyd holds gaming licenses currently and in the future.

Sportsbook and iGaming

We operate FanDuel retail sportsbook locations in states that have authorized retail sports wagering in licensed brick-and-mortar facilities and offer our FanDuel iGaming and sportsbook products in states which have authorized iGaming or online sports wagering, respectively. In both cases, we have obtained and maintain the requisite licenses. Our FanDuel sportsbook currently operates in Arizona, Colorado (online only), Connecticut, Illinois, Indiana, Iowa, Kansas, Kentucky (online only), Louisiana, Maryland, Massachusetts (online only), Michigan, Mississippi (retail only), New Jersey, New York, Ohio, Pennsylvania, Tennessee (online only), Virginia (online only), Washington (retail only), Washington D.C. (retail only), West Virginia and Wyoming (online only). We operate FanDuel iGaming in Connecticut, New Jersey, Pennsylvania, Michigan and West Virginia. Our PokerStars iGaming product currently operates in Michigan, New Jersey and Pennsylvania. We comply with each state’s requirements for offering our products, including utilizing appropriate procedures and technology to ensure that wagering on our PokerStars iGaming, FanDuel iGaming and FanDuel sportsbook products will only be accessible to persons physically present in a state in which we or one of our subsidiaries is licensed to offer online wagering.

On May 14, 2018, the U.S. Supreme Court issued an opinion determining that PASPA was unconstitutional. PASPA prohibited U.S. states from “authorizing by law” any form of sports betting. In striking down PASPA, the U.S. Supreme Court opened the potential for state-by-state authorization of sports betting. Sports betting in the United States is subject to additional laws, rules and regulations at the state level. Generally, online gambling in the United States is only lawful when specifically permitted under applicable state law. At the federal level, several laws provide federal law enforcement with the authority to enforce and prosecute gambling operations conducted in violation of underlying state gambling laws. These enforcement laws include the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGEA”), the Illegal Gambling Business Act of 1970 (the “IGBA”) and the Travel Act of 1961 (the “TA”). No violation of the UIGEA, the IGBA or the TA can be found absent a violation of an underlying state law or other federal law. In addition, the Wire Act provides that anyone engaged in the business of betting or wagering who knowingly uses a wire communication facility for the transmission in interstate or foreign commerce of bets or wagers or information assisting in the placing of bets or wagers on any sporting event or contest, or for the transmission of a wire communication which entitles the recipient to receive money or credit as a result of bets or wagers, or for information assisting in the placing of bets or wagers, will be fined or imprisoned, or both. However, the Wire Act notes that it shall not be construed to prevent the transmission in interstate or foreign commerce of information for use in news reporting of sporting events or contests, or for the transmission of information assisting in the placing of bets or wagers on a sporting event or contest from a state or foreign country where betting on that sporting event or contest is legal into a state or

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foreign country in which such betting is legal. The U.S. Department of Justice has taken differing positions over time as to whether the Wire Act applies beyond sports betting. The U.S. Court of Appeals for the First Circuit ruled in January 2021 that it does not.

Online Horse Racing Wagering

We also own TVG, which operates two nationally distributed television networks, FanDuel TV and FanDuel Racing, the latter of which is devoted to the sport of horse racing. TVG also operates a state licensed and regulated pari-mutuel advance deposit wagering service under both the TVG and FanDuel Racing brands that facilitates pari-mutuel wagers on horse races from residents of 32 states. Advance deposit wagering is conducted pursuant to the federal Interstate Horseracing Act of 1978, as amended (the “IHA”), and applicable state laws. Through the IHA, pari-mutuel wagering operators can commingle wagers from different horse racing tracks and wagering facilities and broadcast horse racing events. TVG maintains licenses, consents, agreements and approvals where required to provide its advance deposit wagering services. Pari-mutuel wagering on horse racing is a regulated industry. In the United States, individual states control pari-mutuel wagering operations located within their respective jurisdictions with the intent of, among other things, protecting the public from unfair and illegal gambling practices, generating tax revenue, licensing operators and preventing organized crime from being involved in the industry. Although the specific form may vary, states that regulate pari-mutuel wagering generally do so through a local gambling regulatory authority, typically a racing commission. In general, these regulatory authorities require operators to submit licensing materials, including corporate and financial information, prior to granting them the necessary operating licenses.

Daily Fantasy Sports

Our FanDuel DFS product offers paid-entry contests in 44 states and the District of Columbia (and free-to-play contests in all 50 U.S. states and the District of Columbia) based on the laws governing fantasy sports in those individual jurisdictions. These laws fall into two categories: (i) jurisdictions that have enacted explicit laws that declare fantasy sports contests lawful games of skill (and in many cases regulate the operation of fantasy sports businesses) and (ii) jurisdictions in which the existing jurisdictional laws are interpreted in a manner to permit fantasy sports contests as lawful games of skill. At present, 23 states fall into the first category described above, and in two states (West Virginia and Rhode Island), the Attorney General’s office of each state has issued an opinion affirming the legality of paid-entry fantasy sports contests in that state. In the remaining 19 states, we operate based on an interpretation of the underlying law of the jurisdiction.

Generally, state fantasy sports laws and regulations define paid fantasy sports, establish the rules concerning the application and licensing procedures for gaming operators in the fantasy sports business and regulate practices for paid fantasy sports deemed to be detrimental to the public interest. As part of the licensing process, we must submit, in some jurisdictions, extensive materials on our operations, including our technology and data security, age verification of customers, segregation of account funds and responsible gaming initiatives, and submit third-party audits evidencing our compliance with these requirements.

United Kingdom and Ireland

United Kingdom

Online betting and iGaming in Great Britain is regulated by the UK Gambling Act, pursuant to which the regulator, which is the UKGC, issues licenses, license conditions and codes of practice. According to the UK Gambling Act, a remote operating license is required for the provision of iGaming if at least one piece of remote gaming equipment used in the provision of gaming facilities is placed within Great Britain or if the gaming facilities provided are used or capable of being used there. In addition, the UK regulatory regime requires remote gaming operators to source their software from suppliers licensed by the UKGC. We hold online and retail betting and gaming operating licenses issued by the UKGC and the services that we offer to our customers in Great Britain are offered pursuant to these licenses.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In December 2020, the UK government commenced a review of the UK Gambling Act, with the objective of: (i) examining whether changes are needed to the system of gambling regulation in Great Britain to reflect changes to the gambling landscape since 2005 when the UK Gambling Act was introduced, particularly in light of technological advances; (ii) ensuring there is an appropriate balance between consumer freedoms and choice, on the one hand, and prevention of harm to vulnerable groups and wider communities, on the other; and (iii) ensuring customers are suitably protected during gambling, and that there is an equitable approach to the regulation of the online and the land-based industries.

The UK government’s review of the UK Gambling Act is extensive in scope. Key areas under review include:

•

the effectiveness of the existing online protections in preventing gambling harm and an evidence-based consideration of, for example, imposing greater control on online product design, such as stake, speed and prize limits, and the introduction of deposits, loss and spend limits;

•

the benefits or harms caused by allowing licensed gambling operators to advertise and make promotional offers and the positive or negative impact of gambling sponsorship arrangements across sports, e-sports and other areas;

•

the effectiveness of the regulatory system currently in place, including consideration of whether the UKGC has sufficient investigative, enforcement and sanctioning powers both to regulate the licensed market and address the unlicensed market;

•

the availability and suitability of redress arrangements in place for an individual consumer who considers it may have been treated unfairly by a gambling operator, including consideration of the introduction of other routes for consumer redress, such as a gambling ombudsman; and

•	the effectiveness of current measures to prevent illegal underage gambling and consideration of what extra protections may be needed for young adults in the 18-25 age bracket.

The call for evidence in connection with the review concluded in March 2021. On April 27, 2023, the UK government issued a white paper, which included proposals to:

•

hold a consultation to determine the maximum staking limit for online slot gaming products of between £2 and £15 per spin, with options of a £2 limit per stake, £4 limit per stake or an approach based on individual risk for 18-24 year-old players;

•	hold a consultation to determine whether to make player-set deposit limits mandatory or opt-out rather than opt-in;

•	introduce a statutory levy (as a percentage of revenue) requiring all licensed operators to make contributions to help fund research, education and treatment of gambling harms; and

•	hold a consultation on imposing new obligations on licensed operators to conduct:

•	enhanced spending checks if a player loses £1,000 within one day or £2,000 within 90 days, with such thresholds halved for 18-24 year-old players; and

•	financial vulnerability checks if a player loses more than £125 within one month or £500 within one year.

Although we seek to meet or exceed best practices in operations and customer protection with an emphasis on fair and responsible gaming, changes to regulation arising from the UK government’s review of the UK Gambling Act could impede our ability to generate revenue in Great Britain and attract new and existing customers in Great Britain, which could have a material adverse effect on our business, financial condition and results of operations.

For more information regarding the UK Gambling Act review and its potential impact on our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation, Licensing, Litigation and Taxation—

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The UK government’s ongoing review of the UK Gambling Act may result in more onerous regulation of the betting and gaming industry in Great Britain, part of our second-largest market, which could have a material adverse effect on our business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation, Licensing, Litigation and Taxation—Adverse changes to the regulation of online betting and iGaming, or their interpretation by regulators, could have a material adverse effect on our business, financial condition and results of operations.”

Republic of Ireland

The Irish general regulatory framework is partially regulated by way of the Betting Act, 1931 (the “Irish Betting Act”). The Irish Betting Act was amended in 2015 to include regulation for online bookmaking, which is regulated by the Irish Revenue Commissioners Office. Licenses for online bookmakers are required for operators servicing the Irish market by providing sports betting services. The nominated officers of license applicants must undergo personal licensure and hold a tax clearance certificate in addition to a certificate of personal fitness. With respect to online casino games, these are provided based on an online betting and gaming license which is widely referred to as a “dot.com” or “point of supply” license. These “dot.com” licenses differ in nature to “country” or “point of consumption” licenses, which are territory specific. “Dot.com” licenses enable the supply of online betting and iGaming to other jurisdictions, in accordance with those licenses’ regulations and under the governance of the relevant regulator and regulatory regime, based on the principle of internet legislation that deems the provision of an online product as provided where the operator is established and located. Ireland does not currently have a regime for “Dot.com” licenses for online casino, online lotteries or other iGaming undertaken on a commercial basis.

In December 2022, the Irish government published the first draft of the Gambling Regulation Bill, which proposes major reform and consolidation of gambling laws in Ireland, including the creation of a Gambling Regulatory Authority of Ireland, which will have broad powers to publish further guidance and codes of conduct. The Gambling Regulation Bill seeks to (1) modernize the licensing system; (2) introduce robust enforcement measures, including suspension and revocation of licenses, financial penalties (up to the greater of 10% of the licensee’s annual turnover or €20,000,000) and imprisonment; and (3) protect vulnerable persons, including children and those experiencing gambling addiction, through prohibiting licensees from accepting credit cards for the purposes of gambling and the creation of National Gambling Exclusion Register and Social Impact Fund. For more information regarding the Gambling Regulation Bill and its potential impact on our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation, Licensing, Litigation and Taxation—Adverse changes to the regulation of online betting and iGaming, or their interpretation by regulators, could have a material adverse effect on our business, financial condition and results of operations.”

Australia

The Northern Territory Racing Commission (“NTRC”) is responsible for licensing, regulating and supervising gambling activities authorized under the Racing and Betting Act 1983 (NT) (“Racing and Betting Act”), including the conduct of a sports betting business. Holders of sportsbook maker licenses issued by the NTRC are permitted to provide sports betting services over the internet to customers throughout Australia.

The NTRC conducts ongoing suitability and due diligence investigations in relation to its license holders, their shareholders and key management personnel. NTRC license holders are also required to comply with all relevant Australian state and territory laws as well as applicable federal legislation, including the Anti-Money Laundering and Counter Terrorism Financing Act 2006 (Cth).

Our Australian subsidiaries hold renewable licenses to conduct sports betting, as issued by the NTRC under the Racing and Betting Act. Other than as described above, our real-money iGaming product offerings are not offered to persons physically located in Australia.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

International

Italy

In Italy, the state reserves authority over public gaming (Art. 1 of Legislative Decree no. 496 of 14 April 1948). Accordingly, operators seeking to carry out gaming activities in Italy must first obtain a concession from the Italian government. We are active in the Italian online betting and iGaming market through our brands Betfair, PokerStars, tombola and Sisal, which, in each case, all hold concessions issued by the Italian Customs and Monopolies Agency.

Spain

The Spanish Gambling Act, which came into effect on May 29, 2011, regulates the Spanish online gambling market and requires that operators that provide gambling services (e.g., betting and iGaming) in Spain obtain an operating license from the Directorate General for the Regulation of Gambling (Dirección General de Ordenación del Juego) (“DGOJ”). In Spain, our PokerStars, Betfair, tombola and Sisal brands are licensed by the DGOJ, enabling us to offer a number of betting and iGaming products locally.

Germany

The German Interstate Treaty on Gambling permits operators to obtain licenses from the German gambling regulator, (Gemeinsame Glücksspielbehörde der Länder) (“GGL”). PokerStars is licensed by the GGL to operate online poker and slots products in Germany.

India

In early 2023, the Indian Ministry of Electronics and Information Technology (the “Ministry”) issued amendments to the IT (Intermediary Guidelines and Digital Media Ethics Code) Rules, 2021 (the “Rules”) to regulate iGaming. The Rules provide that an iGaming operator shall observe these Rules while discharging its duties. iGaming operators are required by the Rules to set up “self-regulatory bodies” that are to be approved by the Ministry. In India, our Junglee Games brand operates games such as Howzatt, Junglee Rummy and Junglee Poker, which come within the ambit of the Rules.

Georgia

The Law of Georgia “On Organizing Lotteries, Games of Chance and Prize Games,” which came into effect on April 19, 2005, regulates the Georgian gambling market and requires that operators organizing online gambling in Georgia obtain permits from the Revenue Service of Georgia (the “LEPL”). In Georgia, our Adjarabet brand is licensed by the LEPL, enabling us to offer betting and iGaming products in Georgia.

Armenia

The laws of the Republic of Armenia “On Gambling, Online Gambling and Casinos” and “On Lotteries,” which came into effect on January 24, 2004, regulate the Armenian gambling and betting market. These laws require that operators organizing online gambling in Armenia obtain operating licenses from the Ministry of Finance of Armenia (the “MoF”). In Armenia, our Adjarabet brand holds respective licenses issued by the MoF, enabling us to offer betting and iGaming products locally.

Multi-jurisdictional Licenses

Through certain of our subsidiaries, we hold gambling licenses in Malta and Alderney, which are often referred to as “multi-jurisdictional” or “point-of-supply” licenses (as opposed to the local, territory-specific or “point-of-consumption” licenses). These multi-jurisdictional licenses are used by our various subsidiaries to supply our online gambling products to persons located in jurisdictions where we do not possess a local, territory-specific or point-of-consumption gambling licenses.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Where online gambling products hosted on Maltese and/or Alderney servers are made available by us for online usage by our customers in other jurisdictions (pursuant to the relevant multi-jurisdictional licenses), it is done based on the principle of e-commerce and internet law that deems the provision of online products to take place where the operator’s server and/or the operator itself is established and located. This principle is widely relied upon by online gambling operators as well as by many other e-commerce businesses.

Accordingly, we rely on the fact that our supply of online gambling product offerings is lawfully licensed or approved within the jurisdiction of origin (i.e., Malta or Alderney in this case) as the rationale for our lawful offer of gambling product offerings to other jurisdictions where either: (i) such other jurisdictions have not established a regulatory and licensing framework for online gambling; (ii) the availability to citizens of online gambling hosted outside their jurisdictional boundaries is not clearly prohibited by the law of the jurisdiction; or (iii) the local laws of such other jurisdiction lack extra-territorial effect, including where local law is contrary to any supra-national law from which we benefit.

Where, however, any jurisdiction has enacted local domestic laws that clearly prohibit the availability to citizens of online betting and gambling products hosted abroad, and where it is clear that such local domestic law has extra-territorial application to us, to the extent that the principle of extra-territoriality described above is clearly overridden, we will take technical and administrative measures aimed at preventing persons from the relevant jurisdictions accessing our gambling product offerings.

Set forth below is an overview of certain (but not all) jurisdictions for which we rely on our multi-jurisdictional licenses.

Alderney

The Bailiwick of Guernsey includes Alderney, which has been recognized as a leading offshore licensing jurisdiction for remote gambling since 2000. Alderney has its own government and legislature, and online gambling in Alderney is regulated by the Alderney Gambling Control Commission (“AGCC”).

Under the Gambling (Alderney) Law 1999, all forms of gambling are unlawful unless conducted in accordance with the terms of an ordinance. Alderney issued an ordinance in 2001 providing that only online gambling (known as eGambling) conducted under a license is lawful.

The state has subsequently refined the regulation of eGambling by adopting various amendments to this ordinance and by issuing the Alderney eGambling Regulations, 2009. The current ordinance regulating online gambling in Alderney is the Alderney eGambling (Amendment) Ordinance, 2021. Various licenses are available in Alderney and are determined by the nature of the services being supplied and the location and set-up of the license-holders’ infrastructure. Remote operators, business-to-business core service providers and key individuals all require a license issued by the AGCC to offer their services from Alderney.

Sky Bet holds Category 1 and Category 2 eGambling licenses, which permit us to host remote gambling equipment in Guernsey and to offer sports betting, virtual sports, bingo, casino games and poker to our online customers based in Gibraltar, the Isle of Man and the Channel Islands, as well as the Republic of Ireland in respect of bingo, casino games and poker only.

Malta

Online betting and iGaming is regulated in Malta under the Maltese Gaming Act 2018. Malta does not permit a person to provide or carry out a betting and gaming service or provide a critical betting or gaming supply from Malta or to any person in Malta, or through a Maltese legal entity, except when in possession of a valid license by the Maltese Gambling Authority (“MGA”), which is the primary regulatory body responsible for the governance of all betting and gaming activities in Malta. The Maltese regulatory framework provides for two types of licensing, a business-to-business license and a business-to-consumer license. MGA approval is required for each game type to be offered under the license. The term of these licenses is ten years in each case.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In addition to a renewable business-to-business license, we also hold four renewable business-to-consumer licenses covering sports betting, peer to peer betting exchanges, games of skill (including poker), casino and games.

Under the Maltese Gaming Act, we are required to make monthly compliance contributions that are payable in Malta and are calculated based on our revenue from online betting and iGaming offered through our Maltese gaming licenses. With respect to online betting and iGaming offered under our Maltese gaming licenses to customers in certain other jurisdictions, we also pay applicable gaming duty or VAT in those jurisdictions on some or all of the online betting and iGaming offerings in those jurisdictions.

As Malta is part of the European Union, it is subject to EU law, including the EU principle on the free movement of services. Accordingly, Maltese gaming licenses entitle licensees to provide iGaming services from Malta or to any person in Malta, or through a Maltese legal entity in compliance with an EU member states’ local regulatory regime.

Other Licenses

PokerStars currently operates on a locally-regulated basis in each of Bulgaria, Belgium, the Czech Republic, Denmark, Estonia, France, Germany, Greece, Ireland, Italy, Malta, Michigan, New Jersey, Ontario, Pennsylvania, Portugal, Romania, Spain, Sweden, Switzerland and the United Kingdom. Betfair currently operates on a locally-regulated basis in each of Colombia, Denmark, Italy, Malta, Romania, Spain, and Sweden. PokerStars and Betfair also hold technical licenses to supply services in relation to gaming services on a business-to-business basis in each of Romania, Malta and Sweden. Additionally, PokerStars holds technical licenses in Greece and the Isle of Man. Outside of Italy, Sisal also holds lottery concessions in Morocco and Turkey.

In every instance where we hold a local license, we utilize appropriate procedures and technology to maintain compliance with the territory’s requirements for offering our products. We also engage on an ongoing basis with local gaming regulators to provide standard regulatory reporting and to respond to ongoing ad hoc queries, as well as to complete prescribed regulatory audit or assurance reviews to evidence compliance.

Certain Other Regulatory Considerations

We are also subject to numerous other domestic and foreign laws and regulations. These can take the form of complex and evolving domestic and foreign laws and regulations regarding the internet, privacy, data protection, competition, consumer protection and other matters. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to our business practices, monetary penalties, increased operating costs, or declines in customer growth or engagement, or otherwise harm its business.

Data Protection, Privacy and Digital Services

Because we handle, collect, store, receive, transmit and otherwise process certain personal information of our customers and employees, we are also subject to the laws related to the privacy, protection and hosting of such data that apply in various jurisdictions in which we operate and/or where our customers are located. Privacy and information protection laws require, among other things, that entities collecting and processing such personal information do so in accordance with applicable legal and regulatory conditions. For example, the General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”) cites as its core principles: (i) lawful, fair and transparent processing; (ii) processing for specific, explicit and legitimate purposes; (iii) that personal information be adequate, relevant and limited to what is necessary for the purposes in hand; (iv) that personal information be accurate and kept updated; (v) that personal data be retained for only as long as necessary; and (vi) appropriate security against loss, destruction, damage or theft is implemented. Failure to comply with applicable privacy and personal information laws can result in regulatory sanctions, fines and, in certain cases, criminal liability.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Regarding our operations in Europe, particularly where the personal information being processed relates to residents of EU member states, the European Union enacted the GDPR on May 25, 2018, to replace European Union Directive 95/46/EC as well as the national implementing legislation in each EU member state. For example, the United Kingdom has adopted the GDPR along with supplementary legislation in the form of the Data Protection Act 2018. The GDPR imposes more stringent operational requirements for entities processing personal information and significant penalties for non-compliance. For instance, the GDPR introduces two categories of administrative fines depending on the seriousness of the breach that will range from: (a) up to €20 million or 4% of worldwide revenues of the preceding year (whichever is higher) for serious infringements; or (b) up to €10 million or 2% of worldwide revenues of the preceding financial year for less serious infringements. With respect to the GDPR, we maintain records of our data processing activities and carry out our own risk-based due diligence on entities that act as data processors on our behalf, and we have introduced electronic systems and processes that facilitate the deletion of our customers’ personal information that is no longer in use. Additionally, to help ensure that personal information belonging to our customers and employees will be processed in accordance with the GDPR (as well as any other relevant privacy and data and information protection legislation), we have posted revised privacy statements together with updated terms and conditions for use of our product offerings on our websites.

Further, the UK GDPR came into effect on January 1, 2021, and, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law following Brexit. The UK GDPR mirrors the fines under the GDPR (up to £17.5 million or 4% of the annual global revenues, whichever is greater). The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium-to-longer term and how data transfers to and from the United Kingdom will be regulated in the long term. Compliance with the GDPR and the UK GDPR may require us to modify our data processing practices and policies and incur compliance-related costs and expenses and these changes may lead to other additional costs and increase our overall risk exposure.

Many jurisdictions outside of the European Union are enacting more robust data protection laws, in many cases following similar principles to those set out in the GDPR. For example, in the United States, where we are currently focused on continued expansion, all 50 states, the District of Columbia, and several U.S. territories have some form of data breach notification laws while individual states have introduced broader consumer privacy legislation. For example, in California, the California Consumer Privacy Act, which was further expanded by the California Privacy Rights and Enforcement Act of 2020, or CPRA, which took effect in most material respects on January 1, 2023 (with application to data collected beginning on January 1, 2022) (the “CCPA”) established a new privacy framework for covered businesses such as ours. The CCPA also provides for regulatory penalties for violations, as well as a private cause of action for data breaches, and the CPRA imposed even stricter obligations on companies and established a state regulatory agency to enforce those requirements. It remains unclear how various provisions of the CCPA will be interpreted and enforced. As of July 2023, at least nine additional U.S. states have enacted comprehensive privacy legislation. Most of these statutes impose less stringent obligations than the CCPA but generally align to the same principles. These laws may require substantial modifications to covered companies’ data processing practices and policies, impose compliance-related costs and expenses to provide updated notices to employees and customers, and we may be required to negotiate or renegotiate contractual obligations with third-party service providers. Such laws will restrict processing activities, likely limiting our ability to market to customers and/or increasing operational and compliance costs. The introduction of new or further data protection laws or regulations in jurisdictions in which we currently operate, including in Canada, modify our data processing activities and/or increase our operational and compliance costs, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the U.S. Federal Trade Commission (the “FTC”) and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In addition to the variety of existing laws and regulations governing our use of personal data, there are a wide variety of other laws that are currently being enacted or under development and which may have a material impact on whether, and how, we can operate our online services in certain jurisdictions. For example, the Digital Services Act will come into full effect in the European Union in February 2024 and is likely to lead to changes to the regulation of online content that is deemed to be illegal or harmful. Fines under the Digital Services Act can amount to up to 6% of an organization’s global annual turnover. Similarly, the AI Act, if and when enacted, will likely have implications for how AI technology is used in our business and across the industry generally. Similar to the Digital Services Act, the top tier of fines that may be imposed under the AI Act can be up to 30 million euro or 6% of global annual turnover.

Any significant changes to applicable laws, regulations, interpretations of laws or regulations, or market practices, regarding privacy, digital services and data protection, or regarding the manner in which we seek to comply with applicable laws and regulations, could require us to make modifications to our products, services, policies, procedures, notices, and business practices, including potentially material changes. Such changes could potentially have an adverse impact on our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Information Technology Systems and Intellectual Property—The increasing application of and any significant failure to comply with applicable data protection, privacy and digital services laws may have a material adverse effect on us.”

Compliance

We have developed and implemented a rigorous internal compliance program to help ensure that we comply with legal and regulatory requirements imposed on us in connection with our sports betting and iGaming activities. Our compliance and risk program focuses on, among other things, meeting regulatory requirements, reducing and managing problematic gaming activities and providing tools to assist customers in making educated choices related to gaming activities.

We have a zero-tolerance approach to money laundering, terrorist financing, fraud, collusion and other forms of cheating and we work with regulators and law enforcement globally on such matters. We believe that we have a robust and extensive set of policies and procedures designed to identify and/or prevent such issues, including, without limitation our (i) anti-money laundering & countering the financing of terrorism policy; (ii) gifts and hospitality policy; (iii) cyber security policy; (iv) third party financial crime policy standard; (v) sanctions policy; (vi) anti-bribery and corruption policy; (vii) code of ethics; (viii) whistle-blower policy; and (ix) procurement & supplier risk & performance management policy. Among other measures, we conduct risk-based customer due diligence, escalate certain matters for further investigation, and routinely monitor customer activity, including identifying the use of potential “proceeds of crime” in gaming. Customer activities that can trigger customer interactions initiated by us include abnormal deposit and cash out patterns, customer-to-customer transfers and game play and prolonged, repetitive and unprofitable gaming. These are all monitored in accordance with local regulations and the guidelines of relevant gaming authorities. We also have a dedicated compliance team that works with our employees and various departments to implement routine business activity monitoring and seeks to ensure that we comply with our regulatory obligations under our betting and gaming licenses, as well as with all other laws and regulations applicable to our business in each jurisdiction where we operate. Additionally, we employ various methods and tools across our operations such as: (i) geolocation blocking, which restricts access based upon the customer’s geographical location determined through a series of data points such as mobile devices and Wi-Fi networks; (ii) age verification to ensure our customers are old enough to participate; (iii) routine monitoring of customer activity; and (iv) risk-based customer due diligence to ensure the funds used by our customers are legitimately derived.

While we are firmly committed to full compliance with all applicable laws and have developed appropriate policies and procedures in order to comply with the requirements of the evolving regulatory regimes, we cannot assure that our compliance program will prevent or detect the violation of one or more laws or regulations, or that a violation by us, a customer or an employee will not result in the imposition of a monetary fine or suspension or revocation of one or more of our licenses.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

C.	Organizational Structure

Flutter Entertainment plc is the ultimate holding company of the Group and its subsidiaries. The table below lists the Group’s significant subsidiaries.

Company Name	Principal Activity	Country of Incorporation	Ownership Interest
Power Leisure Bookmakers Limited(1)	Bookmaker, provision of platform services and IP holding company	England and Wales	100%
Betfair Group Limited(1)	Holding company	England and Wales	100%
Betfair Limited	Provision of support services	England and Wales	100%
TSE Holdings Limited	Holding company	England and Wales	100%
Stars Group Holdings (UK) Limited	Holding company	England and Wales	100%
Cyan Bidco Limited	Holding company	England and Wales	100%
Hestview Limited	Online sports betting	England and Wales	100%
Halfords Media (UK) Limited	Service company	England and Wales	100%
Tombola Limited	Provision of support services and IP holding company	England and Wales	100%
Bonne Terre Limited	Online gaming	Alderney	100%
FanDuel Limited	Fantasy sports, R&D activities and support services	Scotland	95.5%
PPB Financing Unlimited Company(1)	Group financing	Ireland	100%
PPB Treasury Unlimited Company	Treasury and group financing	Ireland	100%
PPB GE Limited	Online gaming	Ireland	100%
Global Sports Derivatives Limited	Sporting events derivatives, risk management and other products	Ireland	100%
TSG Platforms (Ireland) Limited	Provision of platform services	Ireland	100%
TSG Interactive Services (Ireland) Limited	Service company and IP holding company	Ireland	100%
PPB Development and Insights Limited	IP holding company	Ireland	100%
Sisal S.p.A	Holding and service company	Italy	100%
Sisal Italia S.p.A	Gaming company	Italy	100%
Sisal Şans Interaktif Hizmetler Ve Şans Oyunlari YAT.A.Ş.(2)	Gaming company	Turkey	49%
Paddy Power Holdings Limited(1)	Holding company	Isle of Man	100%
Stars Interactive Holdings (IOM) Limited	Holding company	Isle of Man	100%
TSG Interactive Services Limited	Service company	Isle of Man	100%
Stars Interactive Limited	Service company	Isle of Man	100%
Stars Interactive PS Holdings Limited	Holding company	Isle of Man	100%
Naris Limited	Treasury company	Isle of Man	100%
Halfords Media (IOM) Limited	Service company	Isle of Man	100%

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Company Name	Principal Activity	Country of Incorporation	Ownership Interest
Rational Entertainment Enterprises Limited	Service company	Isle of Man	100%
Rational FT Services Limited	Service company	Isle of Man	100%
Worldwide Independent Trust Limited	Treasury company	Isle of Man	100%
Rational Intellectual Holdings Limited	IP holding company	Isle of Man	100%
Sportsbet Pty Limited	Online sports betting	Australia	100%
Paddy Power Australia Pty Limited	Holding company	Australia	100%
TSED Unipessoal LDA	R&D activities	Portugal	100%
Betfair Casino Limited	Online gaming	Malta	100%
PPB Entertainment Limited	Online gaming	Malta	100%
PPB Counterparty Services Limited	Online sports betting	Malta	100%
Betfair International Plc	Online sports betting and gaming	Malta	100%
Betfair Holding (Malta) Limited	Holding company	Malta	100%
PPB Games Limited	Online gaming	Malta	100%
TSG Interactive Gaming Europe Limited	Gaming company	Malta	100%
TSG Interactive plc	Gaming company	Malta	100%
Tombola International Malta Plc	Gaming company	Malta	100%
TSE Malta LP	Online sports betting	Gibraltar	100%
Tombola (International) Plc	Gaming company	Gibraltar	100%
Betfair Romania Development S.R.L	R&D activities	Romania	100%
Atlas Holdings LLC	Holding company	Georgia	100%
Aviator LLC	Online gaming and sports betting	Georgia	100%
FanDuel Group Parent LLC	Holding company	United States	95.5%
FanDuel Group, Inc.	Holding company	United States	95.5%
Stars Group (US) Holdings, LLC	Holding company	United States	100%
FanDuel Inc.	Fantasy sports	United States	95.5%
Betfair Interactive US LLC	Sports betting and online gaming	United States	95.5%
Betfair Interactive US Financing LLC	Financing company	United States	95.5%
FanDuel Group Financing LLC	Financing company	United States	95.5%
Flutter Financing B.V.(1).	Financing company	Netherlands	100%
Flutter Holdings B.V.	Holding company	Netherlands	100%
Stars Group Holdings B.V.	Holding company and financing company	Netherlands	100%
The Stars Group, Inc.	Holding company	Canada	100%
Junglee Games India Private Limited	Online skill games company	India	94.99%

(1)	These companies are held directly by Flutter Entertainment plc.
(2)

Sisal Şans Interaktif Hizmetler Ve Şans Oyunlari YAT.A.Ş has been fully consolidated into the Group, as it has been deemed that Sisal S.p.A has control over the company due to having majority voting rights at board level and also the service agreement in place.

Unless otherwise stated, the subsidiaries as listed have share capital that is held directly or indirectly by Flutter Entertainment plc and the proportion of ownership interest held is equal to the voting rights held by Flutter Entertainment plc.

In addition to the above subsidiary undertakings, the Group utilizes an employee trust, The Paddy Power Betfair plc Employee Benefit Trust, with a registered address at IFC, St Helier, Jersey, JE1 1ST, and which holds shares under the share award schemes.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

D.	Property, Plant and Equipment

Our principal executive office is located in leased office space in Dublin, Ireland and consists of approximately 165,233 square feet. We also have 63 other offices in North America, Europe, Australia, Asia and Africa. Our offices range in size from 400 to 165,233 square feet, and the majority are leased. Additionally, we have 1,055 retail shops in six jurisdictions (Armenia, Georgia, Italy, Ireland, the United Kingdom, and the United States), 12 of which are owned by us, and the remainder of which are leased. Our retail locations range in size from 23 square feet to 14,550 square feet. We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities. While we may require additional space and facilities as our business expands, we believe that our current facilities are adequate to meet our current needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of the financial condition and results of operations of Flutter Entertainment plc and its consolidated subsidiaries in conjunction with the consolidated financial statements and related notes included elsewhere in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this registration statement. See “Forward-Looking Statements.”

Our Business

Flutter is the world’s largest online sports betting and iGaming operator based on revenue. Our ambition is to change our industry for the better to deliver long-term growth and a positive, sustainable future for all our stakeholders. We are well-placed to do so through the global competitive advantages of the Flutter Edge, giving our brands access to group-wide benefits to stay ahead of the competition, as well as a clear vision for sustainability through our Positive Impact Plan.

The Group consists of a diverse portfolio of leading recreational brands and products with a broad international reach. We operate some of the world’s most distinctive online sports betting and iGaming brands such as FanDuel, Sky Betting & Gaming, Sportsbet, PokerStars, Paddy Power, Sisal, tombola, Betfair, TVG, Junglee Games and Adjarabet. We are the industry leader by size with 10.2 million AMPs and £7.7 billion of revenue globally for fiscal 2022, and 12.3 million AMPs and £4.8 billion of revenue globally for the six months ended June 30, 2023.

Our principal products include sportsbook, iGaming and other products, such as exchange betting, pari-mutuel wagering and DFS. For fiscal 2022 and 2021, 56.2% and 54.3% of our revenue was derived from sportsbook, respectively, 37.7% and 37.5% of our revenue was derived from iGaming, respectively, and 6.0% and 8.2% of our revenue was derived from other, respectively. For the six months ended June 30, 2023 and 2022, 57.3% and 55.8% of our revenue was derived from sportsbook, respectively, 37.7% and 37.5% of our revenue was derived from iGaming, respectively, and 5.0% and 6.6% of our revenue was derived from other, respectively.

For fiscal 2022 and 2021, 92.9% and 96.1% of our revenue at the Group level was generated from our online businesses, respectively. For the six months ended June 30, 2023 and 2022, 91.0% and 95.0% of our revenue at the Group level was generated from our online businesses, respectively. Our online operations are complemented by our 1,055 retail shops in Armenia, Georgia, Italy, Ireland, the United Kingdom, and the United States. In each market, we typically offer sports betting, iGaming, or both, depending on the regulatory conditions of that market.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Group’s financial growth engine is built on:

•

Sustainable revenue growth: We seek to expand the Group’s player base and grow player value through product innovation and efficient generosity spend. We believe that there are significant revenue growth opportunities for both our U.S. and ex-U.S. businesses. As more U.S. states have legalized sports betting and iGaming, our U.S. business has grown revenue from £1,394 million in fiscal 2021 to £2,610 million in fiscal 2022. Excluding the U.S. business, we have grown revenue from £4,646 million in fiscal 2021 to £5,096 million in fiscal 2022, and we believe that our International “consolidate and invest” markets, which include Italy, Spain, Georgia, Armenia, Brazil, Canada, India and Turkey, provide the platform for continued high levels of future growth.

•

Margin benefits: We seek to increase the efficiency of our marketing investment and operating leverage to deliver high net income margins and Adjusted EBITDA Margins. The Group’s net income (loss) margins and Adjusted EBITDA Margins have been negatively impacted in recent years by significant investments in marketing and customer acquisition in the U.S. division. As the net income (loss) margin and Adjusted EBITDA Margin of our U.S. division have begun to improve, we expect that this will quickly begin to drive improvement in our consolidated net income (loss) margin and Adjusted EBITDA margin.

•

Significant cashflow generation: Although recent acquisitions have resulted in increased borrowings, we believe that the low levels of capital intensity due to the scalable nature of our technology platforms, and positive working capital from our expanding business, will permit us to delever. As of June 30, 2023 and the end of fiscal 2022 and 2021, we had total borrowings of $5,325 million, $5,578 million and $3,570 million, respectively.

•	Disciplined capital allocation: We expect to drive long-term earnings per share growth and long-term value creation through disciplined capital allocation:

(i)

Disciplined organic investment: We believe that our player acquisition cost, lifetime value and player relationship management models and algorithms provide a disciplined evaluation framework enabling high returns from our investment in player growth and retention.

(ii)

Value creative M&A: We have clear criteria for acquiring bolt-on, “local-hero” brands, with podium (i.e. top-three) positions in high-growth markets, and complemented in the post-acquisition period by the benefits of the Flutter Edge. Our acquisitions of FanDuel, Adjarabet, Junglee Games, tombola and Sisal are examples of this strategy. We believe that there remains significant further M&A potential to add market-leading businesses in regulated markets (i.e. markets where we are authorized by way of a local, territory or point of consumption license or otherwise to offer our products) where the Group does not currently have a presence.

(iii)

Returns to shareholders: We expect that the Group’s projected cash generation will permit us to delever and provide significant future balance sheet capacity. Although we do not currently have any specific plans to pay dividends or engage in significant share repurchases, once we have optimized our leverage, we intend to return to shareholders capital that cannot be effectively deployed through organic investment or value creative M&A.

We had a net loss per share of £(0.19), £(2.04) and £(3.80) for the six months ended June 30, 2023, fiscal 2022 and fiscal 2021, respectively.

The combination of margin benefits, cashflow generation and disciplined capital allocation is expected to drive earnings per share growth and long-term value creation.

We operate a divisional management and operating structure across our geographic markets. Each division has a talented and empowered management team responsible for maintaining the momentum and growth in our respective geographic markets. Our divisions are: (i) U.S., (ii) UK&I, (iii) Australia and (iv) International, which align with our four reportable segments.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our geographic divisions consist of:

•

U.S. – Our U.S. division offers sports betting, casino, DFS and horse racing wagering products to players across various states in the United States, mainly online but with sports betting and iGaming services also provided through a small number of retail outlets, and certain online products in the province of Ontario in Canada.

The U.S. division is our fastest growing division and represented our largest division, constituting 33.9% and 37.4% of our revenue for fiscal 2022 and the six months ended June 30, 2023, respectively, compared to 23.1% and 31.0% of our revenue for fiscal 2021 and the six months ended June 30, 2022, respectively. For the fiscal quarter ended June 30, 2023, we had a 47.1% share of the online sports betting market in the states where FanDuel sportsbook was live and a 22.9% share of the iGaming market in states where FanDuel casino was live.

The U.S. division consists of the following brands: FanDuel, TVG and PokerStars (U.S.). As of June 30, 2023, our FanDuel online sportsbook was available in 19 states, our FanDuel online casino was available in 5 states, our FanDuel paid DFS offering was available in 44 states, our FanDuel or TVG online horse racing wagering product was available in 32 states and our FanDuel free-to-play products were available in all 50 states. For fiscal 2022 and 2021, we had 2.3 million and 1.6 million AMPs in our U.S. division, respectively. For the six months ended June 30, 2023 and 2022, we had 3.1 million and 2.2 million AMPs in our U.S. division, respectively.

•

UK&I – In the United Kingdom and Ireland, we offer sports betting (sportsbook), iGaming products (games, casino, bingo and poker) and other products (exchange betting) through our brands Sky Betting & Gaming, Paddy Power, Betfair and tombola. Although our UK&I brands mostly operate online, this division also includes our 597 Paddy Power betting shops in the United Kingdom and Ireland. Our UK&I division constituted 27.9% and 34.1% of our revenue for fiscal 2022 and 2021, respectively, and 25.7% and 32.3% of our revenue for the six months ended June 30, 2023 and 2022, respectively. For fiscal 2022 and 2021, we had 3.7 million and 3.2 million AMPs in our UK&I division, respectively. For the six months ended June 30, 2023 and 2022, we had 4.1 million and 3.7 million AMPs in our UK&I division, respectively.

•

Australia – In Australia, we offer online sports betting products through our Sportsbet brand, which operates exclusively in Australia and offers a wide range of betting products and experiences across local and global horse racing, sports, entertainment and major events. Our Australia division constituted 16.4% and 21.5% of our revenue for fiscal 2022 and 2021, respectively, and 12.5% and 18.1% of our revenue for the six months ended June 30, 2023 and 2022, respectively. For fiscal 2022 and 2021, we had 1.1 million and 1.0 million AMPs in our Australia division, respectively. For the six months ended June 30, 2023 and 2022, we had 1.1 million and 1.0 million AMPs in our Australia division, respectively.

•	International – Our International division includes our operations in over 100 global markets and offers sports betting, casino, poker, rummy and lottery, mainly online.

Sisal, the leading iGaming operator in Italy, is the largest brand in the International division following its acquisition in August 2022. The International division also includes PokerStars, Betfair International, Adjarabet and Junglee Games. We continue to diversify internationally and are taking our online offering into regulated markets with a strong gambling culture and a competitive tax framework under which we have the ability to offer a broad betting and iGaming product range.

Our International division constituted 21.8% and 21.3% of our revenue for fiscal 2022 and 2021, respectively, and 24.3% and 18.7% of our revenue for the six months ended June 30, 2023 and 2022, respectively. For fiscal 2022 and 2021, we had 3.1 million and 2.4 million AMPs in our International division, respectively. For the six months ended June 30, 2023 and 2022, we had 4.0 million and 2.8 million AMPs in our International division, respectively.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Non-GAAP Measures

We report our financial results in this registration statement in accordance with U.S. GAAP; however, management believes that certain non-GAAP financial measures provide investors with useful information to supplement our financial operating performance in accordance with U.S. GAAP. We believe Adjusted EBITDA and Adjusted EBITDA Margin provide visibility to the performance of our business by excluding the impact of certain income or gains and expenses or losses. Additionally, we believe these metrics are widely used by investors, securities analysts, ratings agencies and others in our industry in evaluating performance.

Adjusted EBITDA is not a liquidity measure and should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to shareholders or as a measure of cash that will be available to us to meet our obligations.

Our non-GAAP financial measures may not be comparable to similarly-titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation. Additionally, we do not consider our non-GAAP financial measures as superior to, or a substitute for, the equivalent measures calculated and presented in accordance with U.S. GAAP.

To properly and prudently evaluate our business, we encourage you to review the consolidated financial statements included elsewhere in this registration statement, and not rely on a single financial measure to evaluate our business. We also strongly urge you to review the reconciliations between our most directly comparable financial measures calculated in accordance with U.S. GAAP measures and our non-GAAP measures set forth in “—A. Operating Results—Supplemental Disclosure of Non-GAAP Measures.”

Key Operational Metrics

Average Monthly Players (“AMPs”) is defined as the average over the applicable reporting period of the total number of players who have placed and/or wagered a stake and/or contributed to rake or tournament fees during the month. This measure does not include individuals who have only used new player or player retention incentives, and this measure is for online players only and excludes retail player activity. Players are counted as AMPs in each of the product categories in which they participate, but multi-product players that use a single brand are not duplicated when determining the total AMPs in each of our divisions or the Group’s total AMPs. However, players that use multiple brands within a division would be counted as an AMP for each brand that they use. Our player base is a key driver of our long-term growth, particularly in the markets in which we continue to invest. We have a complementary product portfolio, with many players playing multiple products, and are focused on overall player volumes, as reflected by changes in AMPs, as a key measure of our performance rather than the quantum playing individual products.

Stakes represent the total amount our players wagered in sportsbook. This is a key volume indicator for our sportsbook products. Sportsbook revenue can be subject to the variability of sporting outcomes; therefore, presenting staking volumes, which are less impacted by this variability, provides a better understanding of the underlying trends in the business. iGaming is not subject to the same variability, and therefore stakes is not used by management to track performance of our iGaming products.

Sportsbook net revenue margin is defined as sportsbook revenue as a percentage of the amount staked. This is a key indicator for measuring the combined impact of our overall margin on sports products and levels of bonusing.

Acquisitions and Disposals

In certain periods under discussion below, we have entered into acquisitions and disposals. This approach is consistent with our business strategy of investing to build leadership positions in regulated markets globally. We intend to continue to make similar investments in the future in attractive, fast-growing markets where growing our business organically is typically slower or more difficult to achieve. For example, in September 2023, we

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

executed an agreement to acquire an initial 51% controlling stake in MaxBet, a leading omni-channel sports betting and gaming operator in Serbia. The transaction, which is subject to customary regulatory clearances and closing conditions, is expected to close in the first fiscal quarter of 2024. These acquisitions and disposals affect various aspects of our results of operations and either increase or decrease our results of operations for the periods in which their results are combined with (or removed from) our consolidated financial statements. Acquisitions, in particular, can involve significant investments to integrate the business of the acquired company with our business, and such costs may vary significantly from period to period. Accordingly, the impact of acquisitions and divestments may result in our financial information for such periods being less comparable to, or not being comparable at all, to prior financial periods.

The acquisitions and disposals that we completed in the periods under discussion are noted below:

•	On August 4, 2022, we completed the acquisition of Sisal, Italy’s leading iGaming operator, from CVC Capital Partners Fund VI for cash consideration of £1,675 million.

•

On July 1, 2022, we acquired the remaining 49.0% stake in Adjarabet, one of the largest iGaming operators in the regulated Georgian market, for consideration of £205 million, bringing our holding in Adjarabet to 100%, an increase from our previous controlling interest of 51.0%, which we acquired in February 2019.

•	On January 10, 2022, we acquired tombola, one of the leading online bingo operators in the UK market. The purchase comprised of a cash payment of £410 million.

•

On September 10, 2021, we acquired a 100% stake in Singular, a European sports betting and gaming technology platform, for consideration of £32 million (in cash, contingent consideration and deferred consideration).

•	On August 31, 2021, we sold our entire shareholding in Oddschecker Global Media, our odds comparison website, to Bruin Capital for cash consideration of £127 million.

•

On January 28, 2021, we acquired an initial 50.1% controlling stake in Junglee Games, an Indian online rummy operator, for consideration of £49 million (in cash and deferred consideration). In June 2021, we exercised an option to acquire an additional 7.2% stake for a consideration of £6 million. During fiscal 2022 we exchanged a 5.0% equity stake in a subsidiary of Junglee Games for the acquisition of 100% of Sachiko Gaming Private Limited, an online poker gaming developer based in India, with options to acquire the 5.0% equity stake in 2027 and/or 2032 or in the event of a liquidation event relating to Junglee Games. During 2023, we exercised options to acquire an additional 32.5% stake in Junglee Games for £75 million.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see “Item 3. Key Information—D. Risk Factors.”

Industry Opportunity and Competitive Landscape

We operate within the global sports betting and iGaming market and offer a wide range of innovative products through a portfolio of Flutter brands. Our strategic objectives are to (i) extend our leadership position in the U.S.; (ii) maintain and grow our player base in the UK&I, Australia and Italy; and (iii) invest for leadership in high potential international markets to achieve global scale. We believe our unparalleled portfolio of products, diversified geographic footprint and the benefit of the combined power of the Group, which we refer to as the Flutter Edge, provide our key competitive advantages which empower Flutter’s brands to deliver sustainable value in this market.

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The sports betting and iGaming market is becoming increasingly competitive. This competition takes place at both a local and international level. Operators attract players to their apps and websites with the implication that the barriers to a player switching between competing operators are low. We believe our competitive advantages provided by the Flutter Edge equip our brands with access to talent, technology, product and capital, which, in turn, position us well to capture market share in the future.

Regulatory Environment

We operate in a highly regulated industry, where laws and legislations are ever-changing. On the one hand, this provides us with opportunities for expansion of our footprint into new markets. For example, in the U.S., we launched our online sportsbook products in New York, Louisiana, Wyoming, Kansas and Maryland in fiscal 2022 and Ohio and Massachusetts during the six months ended June 30, 2023, following the recent relaxation of state regulations.

On the other hand, the regulatory environment can also place limitations on the online and offline marketing channels or alter the way in which players engage with our products in certain markets. For example, in Italy, an “advertising ban” has been in force since the beginning of 2019. This included a complete ban on direct and indirect advertising, sponsorship, the use of influencers and all other forms of communications with promotional content relating to games or betting with cash winnings. Also, in the UK&I, regulatory changes and safer gambling initiatives being introduced by operators is also leading to slower market growth.

The diversified nature of the Group’s revenue streams, from both a geographic and product perspective, help mitigate the impact of any single adverse regulatory change, while also providing access to markets with different growth profiles.

Key Components of Revenue and Expenses

Revenue

We are engaged in the business of digital sports entertainment and gaming, earning revenue from a variety of sports betting and gaming products. Our main revenue streams are as below.

Sportsbook

Sportsbook involves the player placing a bet (wager) on various types of sporting events at fixed odds determined by the Group. Bets are made in advance of the sporting event that will determine the outcome of the wager. The player places their bet in the custody of the Group until the event occurs and the result of the sporting event is determined. Our revenue represents the net win or loss from the outcome of a sporting event, net of new player incentives and player retention incentives.

iGaming

iGaming consists of a full suite of casino games, such as roulette, blackjack, slot games, bingo and rummy, along with poker and lottery products. Casino games involve players placing wagers to play an online game against the Group. Our revenue represents the net win or loss from a game, net of new player incentives and player retention incentives.

Online poker is a peer-to-peer game offered through multiple platforms within the Group where individuals engage in gameplay against other individuals, and not against the Group. The Group collects a percentage of a game’s wagers up to a capped amount in ring games and a tournament entry fee for scheduled tournaments and sit and go tournaments.

The Group is a lottery operator in Italy and has a wide-ranging portfolio of draw-based (National Numeric Totalizer Gaming products) and instant lottery games that are distributed through affiliated sales points both

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offline and online. The Group earns a fixed percentage of the collection made through its distribution network. Revenue from draw-based games is recognized upon the execution of the draw. The Group earns a reseller commission where products are distributed through its websites and apps and a facility fee where products are distributed through its affiliated sales points.

Other Revenue

Exchange Betting

The Group’s Betfair Exchange offers a platform for players to bet on the outcome of discrete events, typically sports or racing events. Players bet against each other and not against the Group. The Group earns a commission on the players winnings, net of discount which vary based on a player’s betting activity.

Pari-mutuel Wagering

Pari-mutuel wagers are sent into commingled pools at the host racetrack and are subject to all host racetrack rules and restrictions. Revenue represents a percentage of the wager from pari-mutuel wagers on horse and greyhound races, which depends on the racetrack, type of wager accepted and the associated state regulations.

Other

The Group also generates revenue from its DFS platform, consultancy and support services to the casinos that operate live poker tours and events, and various sponsorships.

Cost of Sales

Cost of sales primarily consists of gaming taxes, license fees, platform costs directly associated with revenue-generating activities (including those costs that were originally capitalized for internally developed software) payments to third parties for providing market access, royalty fees for the use of casino games, payment processing fees, direct costs of sponsorships, usage costs (including data services), revenue share payments made to third parties that refer players to the platform, payments for geolocation services of online players and amortization of certain capitalized development costs related to our platforms. Cost of sales also includes compensation, employee benefits and share-based compensation of revenue-associated personnel, including technology personnel engaged in the maintenance of the platforms. It also includes property costs and utility costs for retail stores.

Technology, Research and Development Expenses

Technology, research and development expenses include compensation, employee benefits and share-based compensation for technology developers and product management employees as well as fees paid to outside consultants and other technology related service providers. These expenses are not directly associated with revenue generating activities and are intended to improve and facilitate the player experience, ensuring the quality and safety of the player experience on our online sports betting and iGaming platform and protecting and maintaining our reputation. It also includes depreciation and amortization related to computer equipment and software used in the above activities together with equipment lease expense, connectivity expense, office facilities and related office facility maintenance costs related to the above activities.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of expenses associated with advertising, sponsorships, market research, promotional activities, amortization of trademarks and customer relations, and the compensation and employee benefits of sales and marketing personnel, including share-based compensation expenses. Advertising costs are expensed as incurred and are included in sales and marketing expense in our consolidated statements of comprehensive income (loss).

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General and Administrative Expenses

General and administrative expenses include compensation, employee benefits and share-based compensation for executive management, finance administration, legal and compliance, and human resources, facility costs, professional service fees and other general overhead costs, including depreciation and amortization.

Other (Expense)/Income, Net

Other (expense)/income, net includes foreign exchange gain/(loss) on financing instruments associated with financing activities, changes in the fair value of the Fox Option, investments, derivative instruments, contingent considerations, gain/(loss) on disposals and settlement of long-term debt.

Interest Expense, Net

Interest expense, net includes interest expenses, unwinding of discount on long-term debt and bank guarantees, offset by interest income.

Income Taxes

Income taxes represents income taxes generated in jurisdictions where the Group operates. Our effective tax rates will vary depending on the relative proportion of foreign to domestic income, interest, penalties, changes in the valuation of our deferred tax assets and liabilities, changes in uncertain tax positions and changes in tax laws.

A.	Operating Results

Financial Highlights and Key Performance Metrics

Financial Metrics for the Group

The following table sets forth a summary of our financial results for the periods indicated and is derived from our consolidated financial statements for the six months ended June 30, 2023 and 2022, and fiscal 2022 and 2021.

	Six Months Ended June 30,		Fiscal
(Amounts in £ millions, except percentages)	2023	2022	2022	2021
Financial metrics
Revenue	£4,801	£3,386	£7,706	£6,040
Cost of sales	(2,460)	(1,665)	(3,889)	(2,823)

Gross Profit	£2,341	£1,721	£3,817	£3,217
Technology, research and development expenses	(279)	(203)	(447)	(460)
Sales and marketing expenses	(1,259)	(1,084)	(2,450)	(2,050)
General and administrative expenses	(637)	(448)	(991)	(1,029)

Operating profit/(loss)	£166	£(14)	£(71)	£(322)
Other (expense)/income, net	(27)	46	(1)	71
Interest expense, net	(143)	(58)	(176)	(155)

Loss before tax	£(4)	£(26)	£(248)	£(406)
Income taxes	(39)	(37)	(62)	(138)

Net loss	£(43)	£(63)	£(310)	£(544)
Net loss margin(1)	(0.9)%	(1.9)%	(4.0)%	(9.0)%

Adjusted EBITDA(2)	£712	£416	£930	£649
Adjusted EBITDA Margin(2)	14.8%	12.3%	12.1%	10.7%

(1)	Net loss margin is net loss divided by revenue.
(2)

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. See “—Supplemental Disclosure of Non-GAAP Measures” for additional information about these measures and reconciliations to the most directly comparable financial measures calculated in accordance with U.S. GAAP.

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Six Months Ended June 30, 2023, Compared to the Six Months Ended June 30, 2022

Revenue increased by £1,415 million, or 41.8%, to £4,801 million for the six months ended June 30, 2023, from £3,386 million for the six months ended June 30, 2022. This increase was primarily driven by continued growth in our player base with AMPs up 27.5%, reflecting the rapid expansion of our U.S. division, with revenue 71.4% higher period on period in this division. Revenue growth outside the U.S. of 28.5% period on period was primarily due to our acquisition of Sisal in the International segment in August 2022 with strong growth in UK&I and in our “consolidate and invest” markets in International, offset by a decrease in revenue in our Australia segment due to a reduced level of player engagement following easing of COVID-19 restrictions, which exceeded the benefit of strong player retention.

Cost of sales increased by £795 million, or 47.7%, to £2,460 million for the six months ended June 30, 2023 from £1,665 million for the six months ended June 30, 2022. Cost of sales as a percentage of revenue increased to 51.2% for the six months ended June 30, 2023 from 49.2% for the six months ended June 30, 2022. The percentage increase was primarily driven by an increase in point of consumption tax rates in Australia with effect from July 2022 and a higher portion of revenue coming from regulated markets, which have a greater associated direct cost of revenue.

Technology, research and development expenses increased by £76 million, or 37.4%, to £279 million for the six months ended June 30, 2023, from £203 million for the six months ended June 30, 2022, reflecting the addition of Sisal and the continued investment in product and technology across the Group.

Sales and marketing expenses increased by £175 million, or 16.1%, to £1,259 million for the six months ended June 30, 2023, from £1,084 for the six months ended June 30, 2022, as a result of increased spend across all of our segments. Sales and marketing expenses as a percentage of revenue decreased to 26.2% for the six months ended June 30, 2023, from 32.0% for the six months ended June 30, 2022, as a result of: (i) a greater proportion of our revenue coming from states where we have an existing presence in the U.S. where the proportionate levels of marketing spend are lower, as well as expansion of our footprint across the U.S., which enabled us to benefit from the efficiencies of national advertising; (ii) an increased focus on cost efficiencies within UK&I; and (iii) lower level of sales and marketing expenses in Sisal compared with the rest of the Group due to the advertising ban in the Italian market. These reductions were partly offset by increased sales and marketing expenses as a percentage of revenue in Australia due to additional spending made to form new strategic partnerships with a number of sports and racing organizations.

General and administrative expenses increased by £189 million, or 42.2%, to £637 million for the six months ended June 30, 2023, from £448 million for the six months ended June 30, 2022. This increase was aligned with growth in the business, including the increased scale of the US segment. General and administrative expenses as a percentage of revenue remained consistent period on period at 13.3%.

Operating profit/(loss) increased by £180 million, or 1,285.7%, to a profit of £166 million for the six months ended June 30, 2023, from a loss of £14 million for the six months ended June 30, 2022, as a result of the factors above.

Other (expense)/income, net decreased by £73 million, or 158.7%, to an expense of £27 million for the six months ended June 30, 2023, from an income of £46 million for the six months ended June 30, 2022. This was primarily as a result of a fair value loss on the Fox Option of £95 million for the six months ended June 30, 2023 as compared with a fair value gain of £55 million for the six months ended June 30, 2022, as well as a fair value gain on derivatives of £10 million for the six months ended June 30, 2023, as compared with fair value gain of £139 million for the six months ended June 30, 2022. The decrease was partially offset by a foreign exchange gain of £58 million for the six months ended June 30, 2023, as compared with a foreign exchange loss of £148 million for the six months ended June 30, 2022.

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Interest expense, net increased by £85 million, or 146.6%, to £143 million for the six months ended June 30, 2023, from £58 million for the six months ended June 30, 2022. This was primarily a result of an increase in long-term debt associated with the acquisition of Sisal, along with a higher cost of servicing existing debt in the six months ended June 30, 2023.

Income taxes increased by £2 million, or 5.4%, to £39 million for the six months ended June 30, 2023, compared to £37 million for the six months ended June 30, 2022. This was primarily driven by the changing mix of taxable earnings across geographies.

Net loss decreased by £20 million, or 31.7%, to £43 million for the six months ended June 30, 2023, from £63 million for the six months ended June 30, 2022, as a result of the factors above. Net loss margin decreased from 1.9% to 0.9%, which was primarily due to (i) a greater proportion of our revenue coming from states where we have an existing presence in the U.S. division, where the proportionate levels of marketing spend are lower than in new states; and (ii) economies of scale within general and administrative expenses driven by expansion into new states in the United States. These were partially offset by (i) an increase in point of consumption tax rates in Australia; (ii) a decrease of £150 million in the fair value on the Fox Option and a decrease of £129 million in the gain on fair value on derivatives in the six months ended June 30, 2023; and (iii) an increase in long-term debt associated with the acquisition of Sisal along with a higher cost of servicing existing debt in the six months ended June 30, 2023.

Adjusted EBITDA increased by £296 million, or 71.2%, to £712 million for the six months ended June 30, 2023, from £416 million for the six months ended June 30, 2022, reflecting the revenue performance and cost trends outlined above. Adjusted EBITDA Margin increased from 12.3% to 14.8% which was primarily due to (i) a greater proportion of our revenue coming from states where we have an existing presence in the U.S. division, where the proportionate levels of marketing spend are lower than in new states; and (ii) economies of scale within general and administrative expenses driven by expansion into new states in the U.S. These were partially offset by (i) an increase in point of consumption tax rates in Australia and (ii) increased sales and marketing expenses in Australia, Turkey and India.

Fiscal 2022 Compared to Fiscal 2021

Our total revenue grew £1,666 million, or 27.6%, to £7,706 million for fiscal 2022 from £6,040 million for fiscal 2021. The growth was mainly driven by continued expansion of our player base, with AMPs up 25.8% to 10.2 million. Our rapidly scaling U.S. segment was a key driver of this growth, with revenue 87.2% higher year on year. Growth outside of the U.S. of 9.7% year on year benefitted from our acquisitions of Sisal in the International segment and tombola in the UK&I segment during fiscal 2022. This was partly offset by (i) the impact of disruption to our International business in Russia and Ukraine due to the ongoing conflict in the region and (ii) decrease in revenue in our Australia segment due to reduced level of player engagement following easing of COVID-19 restrictions and a highly competitive trading environment with new brands entering the market.

Cost of sales increased by £1,066 million, or 37.8%, to £3,889 million for fiscal 2022 from £2,823 million for fiscal 2021. Cost of sales as a percentage of revenue increased to 50.5% for fiscal 2022 from 46.7% for fiscal 2021. The increase was primarily driven by the launch of our operations in New York State, where gaming taxes are higher, as well as an increase in point of consumption tax rates in Australia during the second half of 2022.

Technology, research and development expenses decreased by £13 million, or 2.8%, to £447 million for fiscal 2022 from £460 million for fiscal 2021. This was primarily driven by the higher share-based payment charge in 2021 following a modification of the FanDuel Group Value Creation Plan (“VCP”) in the U.S. division.

Sales and marketing expenses increased by £400 million, or 19.5%, to £2,450 million for fiscal 2022 from £2,050 million for fiscal 2021 due to (i) continued expansion of our footprint across the U.S.; (ii) ongoing

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investment in our “consolidate and invest” markets in International; and (iii) additional amortization in relation to Sisal’s brand and player relationships. Sales and marketing expenses as a percentage of revenue decreased to 31.8% for fiscal 2022 from 33.9% for fiscal 2021 as a result of (i) a greater proportion of our revenue coming from states where we have an existing presence in the U.S. where the proportionate levels of marketing spend are lower, as well as expansion of our footprint across the U.S. which enabled us to benefit from the efficiencies of national advertising; (ii) the realization of efficiencies in marketing spend within UK&I; and (iii) lower level of sales and marketing expenses in Sisal compared with the rest of the Group due to the advertising ban in the Italian market.

General and administrative expenses decreased by £38 million, or 3.7%, to £991 million for fiscal 2022 from £1,029 million for fiscal 2021. The decrease is primarily as a result of (i) the legal settlement together with associated legal costs amounting £163 million incurred in fiscal 2021 when Flutter settled the legal dispute with the Commonwealth of Kentucky and (ii) a significant incremental share-based payment charge in 2021 following a modification of the VCP in the U.S. division. This is partially offset by (i) continued expansion of our footprint across the U.S. and (ii) acquisition of Sisal. General and administrative expenses as a percentage of revenue decreased to 12.9% for fiscal 2022 from 17.0% for fiscal 2021 primarily driven by economies of scale in the U.S.

Operating loss decreased by £251 million, or 78.0%, to a loss of £71 million for fiscal 2022 from a loss of £322 million for fiscal 2021 as a result of the factors above.

Other (expense)/income, net decreased by £72 million, or 101.4%, to a loss of £1 million for fiscal 2022 from an income of £71 million for fiscal 2021. This was primarily because of a loss on settlement of long-term debt of £53 million in fiscal 2022 as compared with a gain of £93 million in fiscal 2021, together with a foreign exchange loss of £122 million in fiscal 2022 as compared to a loss of £63 million in fiscal 2021, offset by a fair value gain on the Fox Option of £62 million in fiscal 2022 as compared to a loss of £53 million in fiscal 2021, and by a fair value gain on derivative instruments of £115 million in fiscal 2022 as compared with a gain of £102 million in fiscal 2021.

Interest expense, net increased by £21 million, or 13.5%, to £176 million for fiscal 2022 from £155 million for fiscal 2021. This was primarily as a result of an increase in long-term debt associated with the acquisition of Sisal along with a higher cost of servicing existing debt in fiscal 2022.

Income taxes decreased by £76 million, or 55.1%, to a charge of £62 million for fiscal 2022 from a charge of £138 million for fiscal 2021. The movement reflected the increase of tax credit of £109 million arising primarily from the tax effect of acquisition-related intangible amortization and the recognition of a deferred tax asset following an internal transfer of intangible assets. This was partly offset by the increase in current tax charge due to increased profit and changes in statutory tax rates in certain jurisdictions.

Net loss decreased £234 million, or 43.0%, to £310 million for fiscal 2022 from £544 million for fiscal 2021 as a result of the factors above. Net loss margin decreased from 9.0% to 4.0%, which was primarily due to (i) a greater proportion of our revenue coming from states where we have an existing presence in the U.S. division, where the proportionate levels of marketing spend are lower than in new states; (ii) economies of scale within general and administrative expenses driven by expansion into new states in the United States; (iii) a significant incremental share-based payment charge in 2021 following a modification of the VCP in the U.S. division; (iv) a fair value gain on the Fox Option of £62 million in fiscal 2022, as compared to a loss of £53 million in fiscal 2021; and (v) a decrease in income tax charge of £76 million, mainly driven by a tax credit of £109 million arising primarily from the tax effect of acquisition-related intangible amortization and the recognition of a deferred tax asset following an internal transfer of intangible assets. These were partially offset by a loss on settlement of long-term debt of £53 million in fiscal 2022, as compared with a gain of £93 million in fiscal 2021, together with an increase in foreign exchange loss of £59 million in fiscal 2022.

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Adjusted EBITDA increased by 43.3%, or £281 million, to £930 million for fiscal 2022 from £649 million for fiscal 2021, reflecting the revenue performance and cost trends outlined above. Adjusted EBITDA Margin increased from 10.7% to 12.1% which was primarily due to (i) a greater proportion of our revenue coming from states where we have an existing presence in the U.S. division, where the proportionate levels of marketing spend are lower than in new states; (ii) economies of scale within general and administrative expenses driven by expansion into new states in the U.S; and (iii) a significant incremental share-based payment charge in 2021 following a modification of the VCP in the U.S. division. These were partially offset by the impact of disruption to our International business in Russia and Ukraine due to the ongoing conflict in the region.

Operational and Financial Metrics by Segment

U.S.

The following table sets forth a summary of our operational metrics for the U.S. segment for the six months ended June 30, 2023 and 2022, and fiscal 2022 and 2021.

	Six Months Ended June 30,				Fiscal
	2023		2022		2022		2021
Operational metrics
AMPs (in thousands)		3,119		2,188		2,319		1,557
Stakes (Amounts in £ millions)	£	15,547	£	10,911	£	23,550	£	11,284
Sportsbook net revenue margin		8.1%		5.9%		7.4%		6.4%

The following table presents our revenue and Adjusted EBITDA for the U.S. segment for the six months ended June 30, 2023 and 2022, and fiscal 2022 and 2021:

	Six Months Ended June 30,				Fiscal
(Amounts in £ millions, except percentages)	2023		2022		2022		2021
	(unaudited)
U.S.
Sportsbook	£	1,253	£	647	£	1,734	£	718
iGaming		425		281		619		413
Other		118		120		257		263

Total U.S. revenue	£	1,796	£	1,048	£	2,610	£	1,394

Adjusted EBITDA	£	20	£	(144)	£	(276)	£	(511)
Adjusted EBITDA Margin		1.1%		(13.7)%		(10.6)%		(36.7)%

Six Months Ended June 30, 2023, Compared to the Six Months Ended June 30, 2022

Total revenue for our U.S. segment grew £748 million, or 71.4%, to £1,796 million for the six months ended June 30, 2023, from £1,048 million for the six months ended June 30, 2022, primarily driven by AMPs growth of 42.6%.

Sportsbook revenue for the six months ended June 30, 2023, increased by £606 million, or 93.7%, to £1,253 million from £647 million for the six months ended June 30, 2022. Amounts staked also increased by 42.5% to £15,547 million for the six months ended June 30, 2023, from £10,911 million for the six months ended June 30, 2022. These increases were due to (i) growth in states where we have an existing presence, and (ii) launch of sportsbook in four additional states (Kansas, Maryland, Ohio and Massachusetts). An increase in our sportsbook net revenue margin by 220 basis points reflected improvements to our pricing and risk management capabilities and product proposition and favorable sports results partially offset by an increase in player incentives.

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iGaming revenue for the six months ended June 30, 2023, increased by £144 million, or 51.2%, to £425 million from £281 million for the six months ended June 30, 2022. The increase was due to (i) a 47.9% increase in AMPs compared to the corresponding prior period, which includes a 38.3% increase in the number of new first time FanDuel Casino players; (ii) launch of the FanDuel Casino-branded live casino in New Jersey; and (iii) launch of daily jackpots.

Other revenue remained consistent for the six months ended June 30, 2023, at £118 million and for the six months ended June 30, 2022, at £120 million.

U.S. Adjusted EBITDA was £20 million for the six months ended June 30, 2023, a £164 million, or 113.9%, increase compared to £(144) million U.S. Adjusted EBITDA for the six months ended June 30, 2022.

Adjusted EBITDA Margin improved to 1.1% for the six months ended June 30, 2023, from (13.7)% for the six months ended June 30, 2022. This improvement was driven by (i) a greater proportion of our revenue coming from states other than New York, where the gaming tax rate is high, as expansion of our footprint across the U.S. continues; (ii) a greater proportion of our revenue coming from states where we have an existing presence, where the proportionate levels of marketing spend are lower than in new states; and (iii) economies of scale within general and administrative expenses driven by expansion into new states.

Fiscal 2022 Compared to Fiscal 2021

Total revenue for our U.S. segment grew £1,216 million, or 87.2%, to £2,610 million for fiscal 2022 from £1,394 million for fiscal 2021 reflecting AMPs growth of 48.9%.

Sportsbook revenue for fiscal 2022 increased by £1,016, or 141.5%, to £1,734 from £718 million for fiscal 2021. Amounts staked also increased by 108.7% to £23,550 million for fiscal 2022 from £11,284 million for fiscal 2022. These increases were due to (i) the successful conversion of a significant portion of our DFS player base to our sportsbook product; (ii) expansion of our online footprint to five new states in fiscal 2022 (New York, Louisiana, Wyoming, Kansas and Maryland); and (iii) continued strong growth in states launched before fiscal 2021. Sportsbook net revenue margin increased to 7.4% in 2022 compared to 6.4% in 2021, primarily due to improvements in our pricing and risk management capabilities and product proposition, partially offset by an increase in new player incentives in new states and states where we have an existing presence.

iGaming revenue for fiscal 2022 increased by £206 million, or 49.9%, to £619 million from £413 million for fiscal 2021. This increase was driven by player growth and higher levels of engagement. Our focus on acquiring direct casino players, our broadened product portfolio and the new FanDuel Casino brand led to an increase of AMPs by 46.4% to 0.4 million for fiscal 2022 from 0.3 million for fiscal 2021.

Other revenue for fiscal 2022 decreased by £6 million, or 2.3%, to £257 million from £263 million for fiscal 2021. This decrease was driven by a decline in both TVG horse racing and DFS products due to increased online sportsbook penetration, resulting from the migration of a significant portion of our DFS player base to our sportsbook product.

Adjusted EBITDA for the U.S. was £(276) million for fiscal 2022, a £235 million, or 46.0%, increase compared to £(511) million Adjusted EBITDA for fiscal 2021.

Adjusted EBITDA Margin improved to (10.6)% for fiscal 2022 from (36.7)% for fiscal 2021. This improvement was driven by (i) a greater proportion of our revenue coming from states where we have an existing presence where the proportionate levels of marketing spend are lower, as well as expansion of our footprint across the U.S., which enabled us to benefit from the efficiencies of national advertising and (ii) economies of scale driven by expansion into new states. The improvement was partially offset primarily by higher gaming taxes as a percentage of revenue driven by the launch of operations in New York during the first quarter of fiscal 2022 and a significant incremental share-based payment charge in 2021 following a modification of the VCP in the U.S. division.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UK&I

The following table sets forth a summary of our operational metrics for the UK&I segment for the six months ended June 30, 2023 and 2022, and fiscal 2022 and 2021.

	Six Months Ended June 30,		Fiscal
	2023	2022	2022	2021
Operational metrics
AMPs (in thousands)	4,066	3,704	3,710	3,153
Stakes (Amounts in £ millions)	£5,279	£5,185	£9,981	£11,376
Sportsbook net revenue margin	11.9%	11.0%	10.7%	9.9%

The following table presents our revenue and Adjusted EBITDA for the UK&I segment for the six months ended June 30, 2023 and 2022, and fiscal 2022 and 2021:

	Six Months Ended June 30,		Fiscal
(Amounts in £ millions, except percentages)	2023	2022	2022	2021
UK&I
Sportsbook	£630	£568	£1,066	£1,129
iGaming	533	462	963	781
Other	73	63	123	151

Total UK&I revenue	£1,236	£1,093	£2,152	£2,061

Adjusted EBITDA	£358	£299	£615	£568

Adjusted EBITDA Margin	29.0%	27.4%	28.6%	27.6%

Six Months Ended June 30, 2023, Compared to the Six Months Ended June 30, 2022

Total revenue for our UK&I segment increased by £143 million, or 13.1%, to £1,236 million for the six months ended June 30, 2023, from £1,093 million for the six months ended June 30, 2022. This was due to an increase in market share across both UK&I online and retail, reflecting an increase of 9.8% in AMPs.

Our UK&I revenue can be analyzed between online and retail revenue as shown below:

	UK&I Online		UK&I Retail		UK&I Total
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
(Amounts in £ millions)
Sportsbook	£524	£476	£106	£92	£630	£568
iGaming	486	418	47	44	533	462
Other	73	63	—	—	73	63

Total	£1,083	£957	£153	£136	£1,236	£1,093

UK&I online revenue for the six months ended June 30, 2023, increased by £126 million, or 13.2%, to £1,083 million from £957 million for the six months ended June 30, 2022. This increase was as a result of the following:

•

Online sportsbook revenue increased by £48 million, or 10.1%, to £524 million for the six months ended June 30, 2023, from £476 million for the six months ended June 30, 2022, primarily driven by (i) an expanding player base that is skewed towards lower staking, higher margin products and retention of FIFA World Cup players acquired in the fourth quarter of fiscal 2022; (ii) an increase in

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online stakes by 1.9% to £4,581 million for the six months ended June 30, 2023, from £4,494 million for the six months ended June 30, 2022; and (iii) improvement of online sportsbook net revenue margin by 80 basis points following the launch of our Bet Builder product for Sky Betting & Gaming in the first quarter of fiscal 2022 and greater efficiency in the deployment of player incentives.

•

Online iGaming revenue increased £68 million, or 16.3%, to £486 million for the six months ended June 30, 2023, from £418 million for the six months ended June 30, 2022. This increase was mainly driven by increased cross-sell from the expanded sportsbook player base, as well as new and refreshed content that contributed to acquisition of direct gaming players.

•

Other revenue for the six months ended June 30, 2023, increased by £10 million, or 15.9%, to £73 million from £63 million for the six months ended June 30, 2022. This increase was driven by an increase in Betfair Exchange net revenue.

UK&I retail revenue for the six months ended June 30, 2023, increased by £17 million, or 12.5%, to £153 million from £136 million for the six months ended June 30, 2022. This increase was as a result of the following:

•

Retail sportsbook revenue increased £14 million, or 15.2%, to £106 million for the six months ended June 30, 2023, from £92 million for the six months ended June 30, 2022. This was primarily due to product improvements delivered during the second half of fiscal 2022 and a focus on efficient promotional spend, resulting in a higher sportsbook net revenue margin. Retail sportsbook stakes increased £7 million, or 1.0%, to £698 million for the six months ended June 2023 from £691 million for the six months ended June 30, 2022. Retail sportsbook net revenue margin improved to 15.2% in the six months ended June 30, 2023, compared to 13.2% in the six months ended June 30, 2022, primarily due to greater adoption of higher margin sportsbook products.

•

Retail iGaming revenue increased £3 million, or 6.8%, to £47 million for the six months ended June 30, 2023, from £44 million for the six months ended June 30, 2022, reflecting improved performance from our fixed odds betting terminals within our UK retail estate.

UK&I Adjusted EBITDA was £358 million for the six months ended June 30, 2023, a £59 million, or 19.7%, increase compared to the £299 million Adjusted EBITDA for the six months ended June 30, 2022.

Adjusted EBITDA Margin improved to 29.0% for the six months ended June 30, 2023, from 27.4% for the six months ended June 30, 2022. This improvement was mainly driven by realization of efficiencies in our marketing spend, which was partially offset by an increase in payroll and other operating costs due to inflationary pressures.

Fiscal 2022 Compared to Fiscal 2021

Total revenue for our UK&I segment increased by £91 million, or 4.4%, to £2,152 million for fiscal 2022 from £2,061 million for fiscal 2021. This reflects a decrease in online revenue despite the acquisition of tombola and AMPs growth of 17.7%, which was partially offset by an increase in retail revenue.

Our UK&I revenue can be analyzed between online and retail revenue as shown below:

	UK&I Online		UK&I Retail		UK&I Total
	Fiscal		Fiscal		Fiscal
	2022	2021	2022	2021	2022	2021
(Amounts in £ millions)
Sportsbook	£883	£1,015	£183	£114	£1,066	£1,129
iGaming	873	721	90	60	963	781
Other	123	151	—	—	123	151

Total	£1,879	£1,887	£273	£174	£2,152	£2,061

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UK&I online revenue for fiscal 2022 decreased by £8 million, or 0.4%, to £1,879 million from £1,887 million for fiscal 2021. This decrease was as a result of the following:

•

Online sportsbook revenue decreased by £132 million, or 13.0%, to £883 million for fiscal 2022, from £1,015 million for fiscal 2021 as a result of (i) a peak in online player engagement in fiscal 2021 due to pandemic-related shutdowns and (ii) the full-year impact in fiscal 2022 of our proactive safer gambling measures introduced during fiscal 2021. Online sportsbook net revenue margin was 10.2% for fiscal 2022 compared to 9.7% for fiscal 2021. The increase in online sportsbook net revenue margin was due to improvements in our pricing and risk management capabilities and an increase in the adoption of higher margin products due to the launch of our Bet Builder product proposition. These increases were partially offset by the adverse impact of more favorable sports results in fiscal 2021 than in fiscal 2022.

•

Online iGaming revenue increased £152 million, or 21.1%, to £873 million for fiscal 2022 from £721 million for fiscal 2021. This increase was mainly driven by the acquisition of tombola in January in fiscal 2022, which contributed £175 million of revenue for fiscal 2022, and stronger player momentum throughout the year and consistent delivery of product improvements across all our brands.

•	Other revenue for fiscal 2022 decreased by £28 million, or 18.5%, to £123 million from £151 million for fiscal 2021. This decrease was driven by a decline in Betfair Exchange net revenue.

UK&I retail revenue for fiscal 2022 increased by £99 million, or 56.9%, to £273 million from £174 million for fiscal 2021. This increase was as a result of the following:

•

Retail sportsbook revenue increased by £69 million, or 60.5%, to £183 million for fiscal 2022 from £114 million for fiscal 2021 as a result of retail locations opening throughout fiscal 2022, compared to partial opening in fiscal 2021 as a result of COVID-19 restrictions when stores were closed from January to April in the United Kingdom and to May in Ireland.

•

Retail iGaming revenue increased £30 million, or 50.0%, to £90 million for fiscal 2022 from £60 million for fiscal 2021 as a result of UK retail locations opening throughout fiscal 2022, as described above.

Adjusted EBITDA for UK&I was £615 million for fiscal 2022, a £47 million, or 8.3%, increase compared to the £568 million Adjusted EBITDA for fiscal 2021.

Adjusted EBITDA Margin improved to 28.6% for fiscal 2022 from 27.6% for fiscal 2021. The improvement in margin in fiscal 2022 was a result of (i) increase in our UK&I retail revenues; (ii) lower employee performance related costs and (iii) realization of efficiencies in our marketing spend. These improvements in margin were largely offset by (i) higher transaction processing fees, streaming, data and employee fixed pay costs due to inflationary cost pressures and (ii) an increase in operating costs related to our retail locations as a result of such retail locations opening throughout fiscal 2022, compared to partial opening in fiscal 2021 on account of COVID-19 restrictions.

Australia

The following table sets forth a summary of our operational metrics for the Australia segment for the six months ended June 30, 2023 and 2022, and fiscal 2022 and 2021.

	Six Months Ended June 30,		Fiscal
	2023	2022	2022	2021
Operational metrics
AMPs (in thousands)	1,066	993	1,090	1,008
Stakes (Amounts in £ millions)	£4,953	£5,209	£11,296	£11,702
Sportsbook net revenue margin	12.1%	11.7%	11.2%	11.1%

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table presents our revenue and Adjusted EBITDA for the Australia segment for the six months ended June 30, 2023 and 2022, and fiscal 2022 and 2021:

	Six Months Ended June 30,		Fiscal
(Amounts in £ millions, except percentages)	2023	2022	2022	2021
	(unaudited)
Australia
Sportsbook	£600	£612	£1,262	£1,296

Total Australia revenue	£600	£612	£1,262	£1,296

Adjusted EBITDA	£153	£215	£382	£435
Adjusted EBITDA Margin	25.5%	35.1%	30.3%	33.6%

Six Months Ended June 30, 2023, Compared to the Six Months Ended June 30, 2022

Total revenue for our Australia segment decreased by £12 million, or 2.0%, to £600 million for the six months ended June 30, 2023, from £612 million for the six months ended June 30, 2022, despite an increase in AMPs of 7.4%. The decrease is due to lower revenue per player, most notably in racing, when compared to the corresponding prior period when options for other discretionary leisure spend were significantly restricted due to COVID-19. The decrease was offset by higher AMPs due to effective retention of our player base that was enlarged due to pandemic-related shutdowns together with positive sports results. Sportsbook net revenue margin was 12.1% for the six months ended June 30, 2023, compared to 11.7% for the six months ended June 30, 2022, which was primarily due to improvements in our pricing and risk management capabilities.

Adjusted EBITDA was £153 million for the six months ended June 30, 2023, a £62 million, or 28.8%, decrease compared to the £215 million Adjusted EBITDA for the six months ended June 30, 2022.

Adjusted EBITDA Margin decreased to 25.5% for the six months ended June 30, 2023, from 35.1% for the six months ended June 30, 2022. The decrease in margin was primarily driven by (i) an increase in point of consumption tax rates; (ii) expansion of our product teams to enable more player facing content; (iii) increased sales and marketing expenses in order to defend our leadership position due to increased competition within the Australian market and to form key strategic partnerships with a number of sports and racing organizations; and (iv) inflationary cost pressures.

Fiscal 2022 Compared to Fiscal 2021

Australia revenue was £1,262 million in fiscal 2022 compared to £1,296 million in fiscal 2021, a decrease of 2.6%. This was despite an increase in AMPs to 1.1 million in fiscal 2022 compared to 1.0 million in fiscal 2021, an increase of 8.1% attributable to strong execution against our retention strategy. The decrease in sportsbook revenue was mainly driven by a 3.5% decrease in amounts staked dropping to £11,296 million in fiscal 2022 compared to £11,702 million in fiscal 2021. As society fully opened during the second half of fiscal 2022, with consumer entertainment and travel options restored, players returned to the retail sports betting market. Fiscal 2022 was also impacted by a highly-competitive trading environment, with new brands entering the market, and sporting cancellations and disruptions due to weather conditions. Sportsbook net revenue margin remained broadly in line from fiscal 2021 to fiscal 2022.

Adjusted EBITDA for Australia was £382 million for fiscal 2022, a £53 million, or 12.2%, decrease compared to the £435 million Adjusted EBITDA for fiscal 2021.

Adjusted EBITDA Margin decreased to 30.3% for fiscal 2022 from 33.6% for fiscal 2021. The decrease in margin was primarily driven by (i) a decrease in revenues; (ii) an increase in point of consumption tax rates, which became effective during the second half of fiscal 2022; and (iii) increased sales and marketing expenses, particularly in the second half of fiscal 2022 due to increased competition within the Australian market and FIFA World Cup marketing campaigns.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

International

The following table sets forth a summary of our operational metrics for the International segment for the six months ended June 30, 2023 and 2022, and fiscal 2022 and 2021.

	Six Months Ended June 30,		Fiscal
	2023	2022	2022	2021
Operational metrics
AMPs (in thousands)	4,035	2,750	3,126	2,428
Stakes (Amounts in £ millions)	£1,979	£710	£2,490	£1,592
Sportsbook net revenue margin	13.5%	9.0%	10.9%	8.7%

The following table presents our revenue and Adjusted EBITDA for the International segment for the six months ended June 30, 2023 and 2022, and fiscal 2022 and 2021:

	Six Months Ended June 30,		Fiscal
(Amounts in £ millions, except percentages)	2023	2022	2022	2021
International
Sportsbook	£268	£64	£272	£138
iGaming	854	527	1,324	1,070
Other	47	42	86	81

Total International revenue	£1,169	£633	£1,682	£1,289

Adjusted EBITDA	£248	£102	£323	£267
Adjusted EBITDA Margin	21.2%	16.1%	19.2%	20.7%

Six Months Ended June 30, 2023, Compared to the Six Months Ended June 30, 2022

Total revenue for our International segment increased £536 million, or 84.7%, to £1,169 million for the six months ended June 30, 2023, from £633 million for the six months ended June 30, 2022, reflecting a 46.7% increase in AMPs. This increase was primarily driven by the acquisition of Sisal in August 2022, which contributed £516 million, or 44.2%, of the International segment’s revenue in the six months ended June 30, 2023. The increase in revenue was also contributed to by the growth in Georgia, Spain and India. In Georgia, revenue growth of 9.5% was driven primarily by more efficient delivery of incentives to our player base. In Spain, revenue growth of 14.7% was driven mainly by increased content and localized player incentive propositions. In India, revenue growth of 49.6% was driven by investments in the Indian market, including leveraging of the Group’s expertise. These increases were partially offset by the impact of market exits in Russia and Ukraine in 2022.

Sportsbook revenue increased by £204 million, or 318.8%, from £64 million for the six months ended June 30, 2022, to £268 million for the six months ended June 30, 2023, primarily due to the Sisal acquisition.

iGaming revenue increased by £327 million, or 62.0%, from £527 million for the six months ended June 30, 2022, to £854 million for the six months ended June 30, 2023. This increase was primarily driven by the acquisition of Sisal and growth in our “consolidate and invest” markets.

Other revenue for the six months ended June 30, 2023, increased by £5 million, or 11.9%, to £47 million from £42 million for the six months ended June 30, 2022. This increase was driven by an increase in Betfair Exchange net revenue.

International Adjusted EBITDA was £248 million for the six months ended June 30, 2023, a £146 million, or 143.1%, increase compared to the £102 million Adjusted EBITDA for the six months ended June 30, 2022.

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Adjusted EBITDA Margin increased to 21.2% for the six months ended June 30, 2023, from 16.1% for the six months ended June 30, 2022. The increase in margin was primarily driven by (i) the additional of Sisal, which has a higher Adjusted EBITDA Margin than the existing International brands and (ii) a reduction in sales and marketing expenses as a percentage of revenue as a result of a more targeted approach in our “optimize and maintain” markets. These benefits were partially offset by (i) an increase in sales and marketing expenses in Turkey and India; (ii) a larger proportion of revenue coming from regulated markets, which have greater associated direct cost of revenue; and (iii) an increase in technology, research and development costs due to continued investment in product and technology.

Fiscal 2022 Compared to Fiscal 2021

Total revenue for our International segment increased by £393 million, or 30.5%, to £1,682 million for fiscal 2022 from £1,289 million for fiscal 2021, reflecting a 28.7% increase in AMPs. This increase was primarily driven by the acquisition of Sisal in August 2022, which contributed £398 million in revenue, or 23.6%, of the International segment’s revenue for fiscal 2022. Junglee Games, acquired in January 2021, contributed £100 million in revenue in fiscal 2022 compared with £50 million in fiscal 2021. These increases were partially offset by market exits from the Netherlands, Russia and Ukraine and the unwind of the prior year COVID-19-related increase in revenue. Revenue in our “consolidate and invest” markets accounted for 69.7% of our international revenue in fiscal 2022 as compared to 48.7% of our international revenue in fiscal 2021.

Sportsbook revenue increased by £134 million, or 97.1%, from £138 million for fiscal 2021 to £272 million for fiscal 2022. The increase in sportsbook revenue was primarily due to Sisal having a higher mix of sportsbook revenue compared to the rest of the International brands. iGaming revenue increased by £254 million, or 23.7%, to £1,324 million for fiscal 2022 from £1,070 million for fiscal 2021. This primarily reflected the addition of Sisal and growth in our “consolidate and invest” markets.

Other revenue for fiscal 2022 increased by £5 million, or 6.2%, to £86 million from £81 million for fiscal 2021. This increase was largely driven by an increase in Betfair Exchange net revenue.

Adjusted EBITDA for International was £323 million for fiscal 2022, a £56 million, or 21.0%, increase compared to the £267 million Adjusted EBITDA for fiscal 2021.

Adjusted EBITDA Margin decreased to 19.2% for fiscal 2022 from 20.7% for fiscal 2021. The decrease in margin was primarily driven by the impact of disruption to our International business in Russia and Ukraine due to the ongoing conflict in the region partially offset by the addition of Sisal which has a higher Adjusted EBITDA Margin than the existing International brands.

Supplemental Disclosure of Non-GAAP Measures

Adjusted EBITDA is defined on a Group basis as net profit (loss) before income taxes; other (expense)/income, net; interest expense, net; depreciation and amortization; transaction fees and associated costs; restructuring and integration costs; legal settlements (loss contingencies) and gaming taxes expenses. Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures and should not be viewed as measures of overall operating performance, indicators of our performance, considered in isolation, or construed as alternatives to operating profit/(loss) or net profit/(loss) measures, or as alternatives to cash flows from operating activities, as measures of liquidity, or as alternatives to any other measure determined in accordance with GAAP.

These non-GAAP measures are presented solely as supplemental disclosures to reported GAAP measures because we believe that this non-GAAP supplemental information will be helpful in understanding our ongoing

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operating results and these measures are widely used by analysts, lenders, financial institutions, and investors as measures of performance. Management has historically used Adjusted EBITDA and Adjusted EBITDA Margin when evaluating operating performance because we believe that they provide additional perspective on the financial performance of our core business.

In presenting Adjusted EBITDA and Adjusted EBITDA Margin, the Group excludes certain items as explained below:

•

Transaction fees and associated costs and restructuring and integration costs, which include charges for discrete projects or transactions that significantly change our operations, are excluded because they are not part of the ongoing operations of our business, which includes normal levels of reinvestment in the business.

•

Legal settlements/loss contingencies and gaming tax disputes, which include charges for specific investigations and litigations, are excluded due to the difficulty in predicting their timing and scope and because they are considered by management to be outside the normal course of business.

•	Other (expense)/income, net is excluded because it is not indicative of our core operating performance.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance or liquidity calculated in accordance with GAAP. They are unaudited and should not be considered as alternatives to, or more meaningful than, net profit/(loss) as indicators of our operating performance. In addition, other companies in the betting and gaming industry that report Adjusted EBITDA may calculate Adjusted EBITDA in a different manner and such differences may be material. The definition of Adjusted EBITDA and Adjusted EBITDA Margin may not be the same as the definitions used in any of our debt agreements.

Adjusted EBITDA has further limitations as an analytical tool. Some of these limitations are:

•	it does not reflect the Group’s cash expenditures or future requirements for capital expenditure or contractual commitments;

•	it does not reflect changes in, or cash requirements for, the Group’s working capital needs;

•	it does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on the Group’s debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in the Group’s statements of cash flows; and

•

the further adjustments made in calculating Adjusted EBITDA are those that management consider not to be representative of the underlying operations of the Group and therefore are subjective in nature.

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The following table reconciles net profit/(loss), the most comparable GAAP financial measure, to Adjusted EBITDA for the periods presented:

	Six Months Ended June 30,		Fiscal
	2023	2022	2022	2021
(Amounts in £ millions, except percentages)
Net profit/(loss)	£(43)	£(63)	£(310)	£(544)
Add back:
Income taxes	39	37	62	138
Other (expense)/income, net	27	(46)	1	(71)
Interest expense, net	143	58	176	155
Depreciation and amortization	488	388	873	733
Transaction fees and associated costs(1)	16	10	35	22
Restructuring and integration costs(2)	42	32	131	45
Legal settlements/loss contingencies)(3)	—	—	(38)	163
Gaming tax disputes(4)	—	—	—	8

Adjusted EBITDA	£712	£416	£930	£649

Revenue	£4,801	£3,386	£7,706	£6,040
Adjusted EBITDA Margin	14.8%	12.3%	12.1%	10.7%

(1)

Fees primarily associated with (i) advisory fees related to the proposed listing of Flutter’s ordinary shares in the U.S. of £16 million for the six months ended June 30, 2023; (ii) Fox Option arbitration proceedings of £5 million and acquisition-related costs in connection with tombola of £3 million for the six months ended June 30, 2022; (iii) Fox Option arbitration proceedings of £24 million and acquisition-related costs in connection with tombola and Sisal of £9 million for fiscal 2022; and (iv) advisory fees related to the potential listing of a minority stake of FanDuel in the U.S., which was announced in May 2021, of £10 million, Fox Option arbitration proceedings of £6 million, and acquisition-related costs in connection with Junglee Games, Singular, Sisal and tombola for fiscal 2021 of £6 million.

(2)

Restructuring and integration costs primarily relate to various restructuring and other strategic initiatives to drive increased synergies arising primarily from the acquisitions of TSG and Sisal. These actions include efforts to consolidate and integrate our technology infrastructure, back-office functions and relocate certain operations to lower cost locations. The costs primarily include severance expenses, advisory fees and temporary staffing cost. Costs also include implementation costs of an enterprise resource planning system that could not be capitalized.

(3)

Relates to (i) release of legacy TSG legal provisions of £38 million for fiscal 2022 and (ii) settlement of a historic case in the Commonwealth of Kentucky against certain subsidiaries of legacy TSG of £163 million for fiscal 2021.

(4)	Relates to the late payment interest regarding a historical German tax assessment on Betfair Exchange in 2012.

B.	Liquidity and Capital Resources

Overview

Our principal sources of liquidity are our cash and cash equivalents, cash generated from operations, and borrowings from various financial institutions. We expect to continue to have cash requirements to support working capital needs and capital expenditures, to pay interest and service our long-term debt, and otherwise as described below under “—Obligations.” We believe we have the ability and sufficient capacity to meet these cash requirements in the short term and long term by using available cash, internally generated funds and borrowing under committed credit facilities. As of June 30, 2023, we had £805 million of cash and cash equivalents, of which £268 million was held in pound sterling (“GBP”), £139 million was held in euro (“EUR”), £292 million was held in U.S. dollar (“USD”), £43 million was held in Australian dollar (“AUD”) and £62 million was held in other currencies, and outstanding long-term debt of £5,325 million.

We experience a largely predictable degree of seasonal cash flows as our sports betting operations are subject to a seasonal variation dictated by the sporting calendar and are affected by the scheduling and live broadcasting of major sporting events. In some instances, the scheduling of major sporting events occurs seasonally (e.g., horse racing, the Premier League, the UEFA Champions League, the NBA, the NFL, MLB and the NCAA) or at regular but infrequent intervals (e.g., the FIFA World Cup and the UEFA European Football Championship). See “Item 4. Information on the Company—B. Business Overview—Seasonality.”

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Long-term Debt

Term Loan A and Revolving Credit Facility Agreement (the “Term Loan A Agreement”)

In March 2020, we entered into the Term Loan A Agreement with Lloyds Bank plc, acting as the original agent and security agent, and the lenders named therein for Term Loan A Facilities and a multicurrency Revolving Credit Facility. In December 2021, we amended and restated the Term Loan A Agreement under which all of the lenders consented to an upsize of £100 million across the GBP First Lien Term Loan A 2025 and the GBP Revolving Credit Facility 2025 resulting in aggregate total commitments of £1.5 billion consisting of GBP First Lien Term Loan A 2025 commitments of £1.02 billion and a GBP Revolving Credit Facility 2025 commitment of £0.48 billion. In September 2022, as part of the refinancing of the incremental Term Loan B facility of €2.0 billion (£1.7 billion) incurred to fund the acquisition of Sisal (as discussed below), we further amended and restated the Term Loan A Agreement under which the lenders named therein (including new lenders) agreed to an upsize of £266.76 million to the GBP Revolving Credit Facility 2025 (total revolving credit facility of £748.8 million) and a EUR First Lien Term Loan A 2026 of €549.5 million (£480.0 million) and a USD First Lien Term Loan A 2026 of $200.0 million (£177.5 million).

As of June 30, 2023, we have an outstanding balance of £1.02 billion under our GBP First Lien Term Loan A 2025, which matures in May 2025, and €549.5 million (£473.0 million) under our EUR First Lien Term Loan A 2026 and $200.0 million (£157.9 million) under our USD First Lien Term Loan A 2026, each of which matures in July 2026. The GBP First Lien Term Loan A 2025 has an interest rate of Sterling Overnight Index Average (“SONIA”) plus a Credit Adjustment Spread (“CAS”) plus a margin of 1.75% with a SONIA floor of 0%. The EUR First Lien Term Loan A 2026 has an interest rate of Euro InterBank Offered Rate (“EURIBOR”) plus a margin of 2.75% with a EURIBOR floor of 0%. The USD First Lien Term Loan A 2026 has an interest rate of daily compound Secured Overnight Financing Rate (“SOFR”) plus CAS plus a margin of 2.75%. Interest on each of the facilities is payable on the last day of each interest period. Facilities drawn down may be prepaid at any time in whole or in part on five business days’ (in the case of a Term Rate Loan) or five RFR banking days (in the case of a compounded rate loan) (or such shorter period as the majority lenders may agree) prior notice (but, if in part, by a minimum of £5.0 million or its currency equivalent).

The GBP Revolving Credit Facility 2025 may be utilized by the drawing of cash advances, the issuance of letters of credit and/or the establishment of ancillary facilities with lenders on a bilateral basis. Each cash advance under the GBP Revolving Credit Facility 2025 is to be repaid at the end of its interest period or in full on the maturity date being May 2025. Amounts repaid may be re-borrowed (with automatic netting in the case of any rollover of all or any part of a cash advance and in each case subject to the terms and conditions applicable to the GBP Revolving Credit Facility 2025). A commitment fee of 35% of the margin then applicable on the available undrawn commitment is payable quarterly in arrears during the availability period, or on the last day of the availability period, which is one month prior to the maturity date. A utilization fee is also payable in the range of 0.10% to 0.40% per annum based on the proportion of revolving credit facility loans to the Total GBP Revolving Credit Facility 2025 commitments. The utilization fee accrues from day to day and is payable in arrears on the last day of each successive period of three months that ends during the availability period. As of June 30, 2023, we had drawn down £nil. We had an undrawn revolving credit commitment of £748.8 million as of June 30, 2023, of which £11.0 million was reserved for issuing guarantees.

The Term Loan A facilities and the GBP Revolving Credit Facility 2025 are secured by a first ranking security over (i) the shares in all material subsidiaries as defined therein in the Term Loan A Agreement and, to the extent not a material subsidiary, each obligor (other than Flutter Entertainment plc) to the extent that the shares are owned by a member of the Group and (ii) such other assets of the obligors as required to be granted as security for the facilities under the Term Loan B Agreement. All of the facilities under the Term Loan A Agreement and the Term Loan B Agreement are secured by the same collateral.

The Term Loan A Agreement requires us to ensure that the ratio of consolidated net borrowings to consolidated EBITDA as defined therein (the net total leverage ratio) is not greater than 5.10:1 on a bi-annual basis. As of June 30, 2023, we were in compliance with the covenant. The terms of the Term Loan A Agreement

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

limit our ability to, among other things: (i) incur additional debt; (ii) grant additional liens on assets and equity; (iii) distribute equity interests and/or distribute any assets to third parties; (iv) make certain loans or investments (including acquisitions); (v) consolidate, merge, sell or otherwise dispose of all or substantially all assets; (vi) pay dividends on or make distributions in respect of capital stock or make restricted payments; and (vii) modify the terms of certain debt or organizational documents, in each case subject to certain permitted exceptions.

As of November 30, 2023, the Term Loan A Agreement has been repaid in full.

Syndicated Facility Agreement (the “Term Loan B Agreement”)

In July 2018, we entered into the Term Loan B Agreement with Deutsche Bank AG, New York Branch, acting as the original agent and security agent, and the lenders named therein for $4.567 billion in first lien term loans and a $700 million revolving facility. In June 2020, we amended and restated the Term Loan B Agreement under which, among others, all the covenants and restrictions therein bind the combined Flutter and TSG allowing it to operate and integrate as such and the reporting obligations under the Term Loan B Agreement are synchronized with reporting of the consolidated financial results of the Group to other of the Group’s stakeholders.

In July 2021, we entered into a second amendment to the Term Loan B Agreement, under which we repriced and upsized existing term loans then outstanding under the Term Loan B Agreement to a USD First Lien Term Loan B with an aggregate principal amount of $1.4 billion (£1.05 billion), Euro Term B Loans with an aggregate principal amount of €507 million (£436.1 million) and a new incremental Term B Loans in an aggregate principal amount of $1.5 billion (£1.1 billion) (together the “2021 Term Loans”). In addition to repricing the then-existing term loans, the proceeds from the 2021 Term Loans were used to settle the then-outstanding senior unsecured notes, certain hedging liabilities, pay fees and expenses incurred in connection with the refinancing and for other general corporate purposes. In July 2022, we entered into the third amendment to the Term Loan B Agreement, under which we obtained an incremental term loan of €2.0 billion (£1.7 billion) to fund a portion of the consideration for the acquisition of Sisal. In September 2022, we refinanced the incremental term loan of €2.0 billion (£1.7 billion) by incurring new incremental term loans of $1.2 billion (£1.1 billion) and the EUR First Lien Term Loan A 2026 and the USD First Lien Term Loan A 2026 as discussed above.

As of June 30, 2023, we have the USD First Lien Term Loan B 2026 and USD First Lien Term Loan B 2028 with an aggregate principal amount of $2.9 billion (£2.4 billion) and $1.2 billion (£1.1 billion) outstanding, respectively, and with maturity dates of July 2026 and July 2028, respectively. We also have the EUR First Lien Term Loan B 2026 with an aggregate principal amount of €507 million outstanding and with a maturity date of July 2026. An amount equal to 0.25% of the aggregate principal amount of USD First Lien Term Loan B outstanding immediately after the second amendment amounting to $2.9 billion and the new incremental term loan amounting to $1.2 billion incurred as part of the September 2022 refinancing are repayable in quarterly installments with the balance due on maturity. We have the right to prepay the Term B loans in whole or in part, without premium or penalty in an aggregate principal amount that is an integral multiple of $0.5 million or €0.5 million, in each case as such amount corresponds to the denomination of the applicable Term B loan and not less than $1 million or €1 million, in each case as such amount corresponds to the denomination of the applicable Term B loans or, if less, the amount outstanding. The Term Loan B Agreement also provides for mandatory prepayments, including a customary excess cash flow sweep if certain conditions as prescribed in the Term Loan B Agreement therein are met.

The USD First Lien Term Loan B 2026 has an interest rate of SOFR plus a CAS plus a margin of 2.25% with a SOFR floor of 0.00%. The USD First Lien Term Loan B 2028 has an interest rate of SOFR plus a CAS plus a margin of 3.25% with a SOFR floor of 0.5%. The EUR First Lien Term Loan B 2026 has an interest rate of EURIBOR plus a margin of 2.50% with a EURIBOR floor of 0.00%. Interest is payable on is payable on the last day of each interest period.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As of November 30, 2023, we have repaid the USD First Lien Term Loan B 2026 in full. As of November 30, 2023, the EUR First Lien Term Loan B 2026 has an aggregate principal amount of €507 million (£436.1 million) outstanding and the USD First Lien Term Loan B 2028 has an aggregate principal amount of $517.12 million (£415.93 million) outstanding (the “TLB Stub”).

The Term B loans are secured by first priority security interest (subject to permitted liens) over (i) the shares in all material subsidiaries as defined therein in the Term Loan B Agreement and, to the extent not a material subsidiary, each obligor (other than Flutter Entertainment plc) to the extent that the shares are owned by a member of the Group and (ii) in respect of obligors organized or incorporated in certain jurisdictions, substantially all of our assets (subject to certain exceptions) in accordance with the Agreed Guarantee and Security Principles (as defined in the Term Loan B Agreement). The Intercreditor Agreement, dated as of May 5, 2020, governs, among others, the relationship among our senior secured creditors, the relative ranking of certain indebtedness of the Company, each borrower under the Term Loan B Agreement and the TLA/TLB/RCF Agreement (as defined below) and any other subsidiary party to the Intercreditor Agreement as a debtor, the relative ranking of certain security granted by the collateral providers, when payments can be made in respect of certain indebtedness, when enforcement action can be taken in respect of that indebtedness, the terms pursuant to which certain of that indebtedness will be subordinated upon the occurrence of certain insolvency events and turnover provisions. The Term Loan B Agreement contains a number of affirmative covenants as well as negative covenants which limit our ability to, among other things: (i) incur additional debt; (ii) grant additional liens on assets and equity; (iii) distribute equity interests and/or distribute any assets to third parties; (iv) make certain loans or investments (including acquisitions); (v) consolidate, merge, sell or otherwise dispose of all or substantially all assets; (vi) pay dividends on or make distributions in respect of capital stock or make restricted payments; and (vii) modify the terms of certain debt or organizational documents, in each case subject to certain permitted exceptions. As of June 30, 2023, we were in compliance with all covenants.

Term Loan A, Term Loan B and Revolving Credit Facility Agreement (the “TLA/TLB/RCF Agreement”)

On November 24, 2023, we entered into the TLA/TLB/RCF Agreement with J.P. Morgan SE as the original agent and Lloyds Bank plc, acting as the original security agent, and the lenders named therein for Term Loan A Facilities, Term Loan B Facilities and a multicurrency Revolving Credit Facility.

As of November 30, 2023, we have an outstanding balance of (i) £1.033 billion under our GBP First Lien Term Loan A 2028, which matures in July 2028 (subject to an automatic maturity extension to November 2028 following the repayment of the TLB Stub in full); (ii) €380.28 million (£333.0 million) under our EUR First Lien Term Loan A 2028, which matures in July 2028 (subject to an automatic maturity extension to November 2028 following the repayment of the TLB Stub in full); (iii) $165.98 million (£133.5 million) under our USD First Lien Term Loan A 2028, which matures in July 2028 (subject to an automatic maturity extension to November 2028 following the repayment of the TLB Stub in full) and (iv) $3.40 billion (£2.73 billion) under our USD First Lien Term Loan B 2030 which matures in November 2030. An amount equal to 0.25% of the aggregate principal amount of USD First Lien Term Loan B outstanding on November 30, 2023 amounting to $3.40 billion is repayable in quarterly installments with the balance due on maturity.

The GBP First Lien Term Loan A 2028 has an interest rate of SONIA plus a margin of 1.75% with a SONIA floor of 0%. The EUR First Lien Term Loan A 2028 has an interest rate of EURIBOR plus a margin of 1.75% with a EURIBOR floor of 0%. The USD First Lien Term Loan A 2028 has an interest rate of daily compound SOFR plus CAS plus a margin of 1.75%. Interest on each of the facilities is payable on the last day of each interest period. Facilities drawn down may be prepaid at any time in whole or in part on three business days’ (or such shorter period as the administrative agent may agree) prior notice (but, if in part, by a minimum of £1.0 million or its currency equivalent).

The GBP Revolving Credit Facility 2028 may be utilized by the drawing of cash advances, the issuance of letters of credit and/or the establishment of ancillary facilities with lenders on a bilateral basis. Each cash advance under the GBP Revolving Credit Facility 2028 is to be repaid in full on the maturity date being July

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

2028 (subject to an automatic maturity extension to November 2028 following the repayment of the TLB Stub in full). Amounts repaid may be re-borrowed. A commitment fee of 35% of the margin then applicable on the available undrawn commitment is payable quarterly in arrears during the availability period, or on the last day of the availability period, which is one month prior to the maturity date. A utilization fee is also payable in the range of 0.00% to 0.30% per annum based on the proportion of revolving credit facility loans to the Total GBP Revolving Credit Facility 2028 commitments. The utilization fee accrues from day to day and is payable in arrears on the last day of each successive period of three months that ends during the availability period. As of November 30, 2023, we had drawn down £463.03 million. We had an undrawn revolving credit commitment of £536.97 million as of November 30, 2023.

The Term Loan A facilities, Term Loan B facilities and the GBP Revolving Credit Facility 2028 are secured (i) initially by the same guarantees and collateral pledged by any obligor under the Term Loan B Agreement and (ii) shortly following the repayment of the TLB Stub in full, by a first priority security interest (subject to permitted liens) (x) over the shares held by an obligor in another obligor and (y) in respect of obligors organized or incorporated in the United States, substantially all of our assets (subject to certain exceptions) in accordance with the Agreed Guarantee and Security Principles (as defined in the TLA/TLB/RCF Agreement).

The TLA/TLB/RCF Agreement contains a number of affirmative covenants as well as negative covenants which limit our ability to, among other things: (i) incur additional debt; (ii) grant additional liens on assets and equity; (iii) distribute equity interests and/or distribute any assets to third parties; (iv) make certain loans or investments (including acquisitions); (v) consolidate, merge, sell or otherwise dispose of all or substantially all assets; (vi) pay dividends on or make distributions in respect of capital stock or make restricted payments; and (vii) modify the terms of certain debt or organizational documents, in each case subject to certain permitted exceptions. The TLA/TLB/RCF Agreement requires us to ensure that the ratio of consolidated net borrowings to consolidated EBITDA as defined therein (the net total leverage ratio) is not greater than 5.20:1 on a bi-annual basis. As of November 30, 2023, we were in compliance with the covenant.

Share Repurchases

At the 2023 AGM, shareholders authorized the Company and/or any of its subsidiaries, by way of special resolution, to make market purchases of a maximum of 17,641,360 of our ordinary shares (being 10% of our issued share capital (excluding treasury shares) as of March 22, 2023). The price range at which ordinary shares may be acquired cannot be less than the nominal value of our shares and cannot be greater than the higher of (i) an amount equal to 105% of the average of the middle market quotations of our ordinary share for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share on the market where the purchase is carried out. Shares purchased by us may be cancelled or held in treasury pending cancellation or re-issue.

The authority conferred at the 2023 AGM will expire at the close of our next annual general meeting or the close of business on July 27, 2024 (whichever is earlier). The Board will only exercise the power to purchase shares in the future at price levels at which it considers purchases to be in the best interests of the shareholders generally after taking account of the Group’s overall financial position. As of June 30, 2023, the Company has not repurchased any shares pursuant to this authority and the Board has no current intention to exercise this authority.

Obligations

Our material cash requirements include future contractual and other obligations arising in the normal course of business. These obligations primarily include long-term debt and related interest payments, operating lease obligations, and purchase obligations.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Long-term Debt

As of June 30, 2023, we had an aggregate principal amount of long-term debt of £5.3 billion, with £33.0 million due within 12 months. In addition, we are obligated to make periodic interest payments at variable rates, depending on the terms of the applicable debt agreements. Based on applicable interest rates and scheduled debt maturities as of June 30, 2023, our total interest obligation on long-term debt totaled £398 million payable within 12 months. Actual future interest payments may differ from these amounts based on changes in floating interest rates or other factors or events. Excluded from these amounts are and other costs related to indebtedness.

Leases

We have lease arrangements primarily for offices, retail stores and data centers. As of June 30, 2023, the Group had operating lease obligations of £383 million with £90 million payable within 12 months.

Other Purchase Obligations

As of June 30, 2023, material cash requirements from known contractual and other obligations relating to sponsorship agreements, marketing agreements and media agreements aggregated £1,683 million, with £574 million payable within 12 months. Capital expenditure commitments contracted for but not yet incurred as of June 30, 2023, was £26 million.

Cash Flow Information

The following table summarizes our consolidated cash flow information for the periods presented:

	Six Months Ended June 30		Fiscal
	2023	2022	2022	2021
(Amounts in £ millions)
Net cash generated from/(used in):
Operating activities	£(5)	£162	£980	£420
Investing activities	(213)	(512)	(2,018)	(186)
Financing activities	(208)	168	1,434	213

Six Months Ended June 30, 2023, Compared to Six Months Ended June 30, 2022

Operating Activities

Net cash generated from operating activities decreased by £167 million, or 103.1%, for the six months ended June 30, 2023, to a cash outflow of £5 million compared to a cash inflow of £162 million for the six months ended June 30, 2022, reflecting a decrease in player liabilities of £432 million due to the seasonal nature of our sports betting business as a result of increased sporting activities in the second half of year and payment of lottery winnings by Sisal, which was at a high point as of December 31, 2022, due to the rollover of the lottery jackpot. This was partially offset by cash inflow from derivative settlements.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2023, decreased by £299 million, or 58.4%, to £213 million compared to £512 million for the six months ended June 30, 2022, primarily due to the cash consideration of £410 million paid for the acquisition of tombola in the six months ended June 30, 2022, which was partially offset by increases in purchases of property, plant and equipment, intangible assets and capitalized internal development expenditure in the six months ended June 30, 2023.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2023, increased by £376 million, or 223.8%, to a cash outflow of £208 million compared to a cash inflow of £168 million for the six months ended June 30, 2022, primarily driven by net repayment of borrowings for the six months ended June 30, 2023, as opposed to net proceeds from borrowing for the six months ended June 30, 2022, and acquisition of ordinary shares by our employee benefit trust.

Year Ended December 31, 2022, Compared to Year Ended December 31, 2021

Operating Activities

Net cash generated from operating activities for fiscal 2022, increased by £560 million, or 133.3%, to £980 million compared to £420 million for fiscal 2021, reflecting a £234 million decrease in net loss, increases in operating assets and liabilities of £388 million primarily driven by an increase in accounts payable due to an increase in the time lag between receipt of invoices and payments, an increase in player deposits as we continued our expansion into new states in the U.S., an increase in operating assets and liabilities since the acquisition of Sisal in August 2022 and settlement of a litigation against us in fiscal 2021.

Investing Activities

Net cash used in investing activities increased by £1,832 million, or 984.9%, for fiscal 2022, to £2,018 million compared to £186 million for fiscal 2021, primarily driven by the cash consideration paid for acquiring Sisal, tombola and redeemable non-controlling interest in Adjarabet in fiscal 2022.

Financing Activities

Net cash generated from financing activities increased by £1,221 million, or 573.2%, for fiscal 2022, to £1,434 million compared to £213 million for fiscal 2021, primarily driven by an increase in net proceeds from borrowings in fiscal 2022.

Off-Balance Sheet Arrangements

As of the date of this registration statement, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

Fox Option Liability

In connection with our acquisition of TSG, we and Fox entered into the Fox Option Term Sheet that, among other things, granted Fox an option to acquire from us the Fastball Units in FanDuel Parent that were the subject of a put and call option between us and Fastball.

As of December 31, 2022, and December 31, 2021, the option price was $4.1 billion and $3.9 billion, respectively. Such price is subject to a 5% annual compounding carrying value adjustment. Fox has until December 2030 to exercise the Fox Option. Cash payment is required at the time of exercise and the Fox Option can only be exercised in full. Exercise of the Fox Option requires Fox to be licensed and should Fox not exercise within this timeframe, the Fox Option shall lapse.

The Fox Option is measured at fair value with changes in fair value recognized in earnings. As of December 31, 2022 and December 31, 2021, the fair value of the Fox Option amounts to £182 million and £244 million, respectively, which was determined using an option pricing model.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our use of the option pricing model requires the input of subjective assumptions, including the expected term of the option, expected volatility of the price of investor units in FanDuel, the discount for lack of marketability (“DLOM”), the discount for lack of control (“DLOC”), and the probability of a market participant getting licensed. The assumptions used in our option pricing model represent management’s best estimates. Changes in assumptions, each in isolation, may change the fair value of the Fox Option. Generally, a decrease in the equity value of the investor units, volatility and the probability of FOX getting licensed and an increase in DLOM and DLOC may result in a decrease in the fair value of the Fox Option. Due to the inherent uncertainty of determining the fair value of the Fox Option, the fair value of the Fox Option may fluctuate from period to period. Additionally, the fair value of the Fox Option may differ significantly from the value that would have been used had a readily available market existed for FanDuel. In addition, changes in the market environment and other events that may occur over the life of the Fox Option may cause the losses ultimately realized on the Fox Option to be different than the unrealized losses reflected in the valuations currently assigned. See note 20 to the Group’s audited consolidated financial statements as of December 31, 2022 and December 31, 2021, and for the years ended December 31, 2022 and December 31, 2021. The range in fair value as of December 31, 2022, is less than £1 million to £646 million, assuming a 10 percent increase/decrease in the equity value of the investor units and using the upper and lower end of the ranges of volatility, DLOC and DLOM, as disclosed in note 20 to the Group’s audited consolidated financial statements as of December 31, 2022 and December 31, 2021, and for the years ended December 31, 2022 and December 31, 2021.

Valuation of Assets and Liabilities Acquired in a Business Combination

The accounting for a business combination requires the excess of the purchase price for an acquisition over the net book value of assets acquired to be allocated to identifiable assets, including intangible assets. Valuations are performed by independent valuation specialists under management’s supervision. We use various recognized valuation methods including present value modelling.

Significant estimates and assumptions that we must make in estimating the fair value of acquired trademarks, technology, customer relationships, and other identifiable intangible assets include future cash flows that we expect to generate from the acquired assets, including expected revenue growth rates, estimated royalty rates, customer attrition rates and discount rates.

The fair value of the acquired trade name and technology is generally estimated using the relief from royalty method, which calculates the cost savings associated with owning rather than licensing the trade name and technology. Assumed royalty rates are applied to the projected revenues for the remaining useful life of the trade name and technology to estimate the royalty savings. The fair value of customer relationships is estimated using the multi-period excess earnings method. The multi-period excess earnings method model estimates revenues and cash flows derived from the primary asset and then deducts portions of the cash flow that can be attributed to supporting assets, such as trade name, technology and working capital that contributed to the generation of the cash flows. The resulting cash flow, which is attributable solely to the primary asset acquired, is then discounted at a rate of return commensurate with the risk of the asset to calculate a present value. The fair value of licenses (lottery gaming and betting concessions) was estimated using the replacement cost method. The replacement cost is based on estimates of current cost of renewing the existing concessions and is compared to amounts paid for similar assets in market transactions for consistency. See note 12 to the Group’s audited consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021.

We believe that the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions that a marketplace participant would use. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record impairment charges. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be accelerated or slowed.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Goodwill

We test goodwill for impairment at the reporting unit level on an annual basis in the fourth fiscal quarter and between annual tests whenever events or circumstances indicate the carrying value of a reporting unit may exceed its fair value. Our four reporting units are equivalent to our operating segments. As quoted market prices are not available for our reporting units, determining whether an impairment occurred requires the valuation of the respective reporting unit, which is estimated using both income-based and market-based valuation methods. The income-based valuation method utilizes a discounted cash flow model that requires several assumptions, including future sales growth and operating margin levels as well as assumptions regarding future industry-specific market conditions. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions in the discounted cash flow analysis. Within the discounted cash flow models, we use a discount rate, commensurate with its cost of capital but adjusted for inherent business risks, and an appropriate terminal growth factor. We also reconcile the estimated aggregate fair value of our reporting units resulting from these procedures to our overall market capitalization.

At December 31, 2022, the Company performed its annual goodwill impairment test for each of its four reporting units. The results of this test indicated the fair value substantially exceeded carrying value for all reporting units. For the annual impairment testing in fiscal 2022, the excess of the fair value over the carrying value as a percentage for each of our reporting units was 1,521.0% for the U.S., 14.1% for UK&I, 323.8% for Australia and 26.5% for International. We continually monitor our reporting units for impairment indicators and update assumptions used in the most recent calculation of a reporting unit’s fair value as appropriate.

Litigation and Claims

We are regularly involved as plaintiffs or defendants in claims and litigation related to our past and current business operations. We establish an accrued liability for legal claims and indemnification claims when we determine that a loss is both probable and the amount of the loss can be reasonably estimated. Our estimates are based on all known facts at the time and our assessment of the ultimate outcome. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be higher or lower than the amounts accrued for such matters. The estimates require significant judgment, given the varying stages of the proceedings, the numerous yet-unresolved issues in many of the claims and the uncertainty of the various potential outcomes of such claims. We vigorously defend ourselves against improper claims, including those asserted in litigation. Due to the unpredictable nature of litigation, there can be no assurance that our accruals will be sufficient to cover the extent of our potential exposure to losses. Any fees, expenses, fines, penalties, judgments or settlements which might be incurred by us in connection with the various proceedings could affect our results of operations and financial condition. See note 21 to the Group’s audited consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk relates to the risk that changes in prices, including sports betting prices or odds, interest rates, and foreign currency exchange rates will impact our income or the value of our financial instruments. Market risk management has the function of managing and controlling our exposures to market risk to within acceptable limits, while at the same time ensuring that returns are optimized.

The management of market risk is performed by the Group under the supervision of the Risk and Sustainability Committee of the Board and management’s Treasury Committee (the “Treasury Committee”) and according to the guidelines approved by them. The Group utilizes derivatives where there is an identified requirement to manage profit or loss volatility. The Group does not hold derivative financial instruments of a speculative nature or for trading purposes.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Sportsbook Prices/Odds and iGaming

Managing the risks associated with sportsbook bets is a fundamental part of our business. We have a separate risk department which has responsibility for the compilation of bookmaking odds and for sportsbook risk management. We employ theoretical win rates to estimate what a certain type of sportsbook bet, on average, will win or lose in the long run. Our risk department is responsible for the creation and pricing of all betting markets and the trading of those markets through their lives. A mix of traditional bookmaking approaches combined with risk management techniques from other industries is applied to our business, and extensive use is made of mathematical models and information technology. We have set predefined limits for the acceptance of sportsbook bet risks. Stake and loss limits are set by reference to individual sports, events and bet types. These limits are subject to formal approval by the Risk and Sustainability Committee. Risk management policies also require sportsbook bets to be hedged with third parties in certain circumstances to limit potential losses.

Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, and player deposits and derivatives. We maintain cash and cash equivalents with various domestic and foreign financial institutions of high credit quality. Although our balances may be above insured limits, our funds are with major institutions that we believe are of high credit quality. We perform periodic evaluations of the relative credit standing of all of the aforementioned institutions through regular monitoring of credit ratings, credit default swaps and other public information, and take action to adjust exposures to ensure that exposures to lower-rated counter parties are kept to an acceptable level. We have set conservative credit rating and tenor-based limits for exposures to counter parties as part of our treasury policy. Investments are held primarily in money market funds, short duration corporate and government bonds, all of which are investment grade, based on ratings assigned by credit agencies.

Our sports betting, gaming, lottery and poker businesses are predominantly cash and card based, requiring players to pay in advance of us satisfying our performance obligation. Accounts receivable predominately consist of receivables from our point of sales affiliates in Italy. Procedures and controls exist in selection of point of sales affiliates with limits in place for acceptance of wagers on gaming terminals, when applicable, as well as daily checks on credit trends, including blocking gaming terminals if there are unpaid amounts. During fiscal 2022 and 2021, we did not have any players that account for 10% or more of total revenues.

Currency Risk

We are exposed to foreign currency risk in respect of recorded balances that are denominated in a currency other than the functional currency of the recording entity. A change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss and is included in determining net loss for the period in which the exchange rate changes.

To minimize the impact of exchange rate fluctuations on the Group’s results, the Group looks to match foreign currency denominated liabilities with foreign currency denominated assets where possible. For the Group’s material currencies and where cost effective to do so, we seek to mitigate the impact of changes in currency rates by borrowing centrally in foreign currency denominated debt (after considering the impact of hedging arrangements) in the same proportion as the cash flow earned by our foreign operations in those currencies, thus ensuring the foreign currency denominated debt is repaid with receipts from foreign currency earnings. Subject to operating within limits stipulated in our treasury policies, and, above these limits, with the Treasury Committee approval, we may use forward contracts and other derivative instruments as permitted by our treasury policies to reduce foreign currency exposure. Surplus net foreign currency inflows are predominantly sold at spot rates.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We are also exposed to the net investment in our foreign operations which are primarily in EUR, AUD and USD. Such an exposure is a result of the translation of the net investment into the parent’s functional currency. Accordingly, changes in exchange rates, and in particular a strengthening of the GBP, will negatively affect our revenue gross and operating profits as expressed in GBP.

We may enter into foreign currency swaps and forwards with financial institutions to protect against foreign exchange risks associated with certain existing assets and liabilities, forecasted future cash flows and net investments in foreign subsidiaries. In addition, we have entered, and in the future may enter, into foreign currency contracts to offset the foreign currency exchange gains and losses on our foreign currency denominated debt and net investment in foreign operations.

To provide an assessment of the foreign currency risk, we performed a sensitivity analysis to assess the potential impact of fluctuations in exchange rates. The table below estimates the effect on profit and equity as of December 31, 2022, and December 31, 2022, from a 10% increase and decrease in the value of GBP against the EUR, AUD and USD.

	Profit		Equity
	10% increase	10% decrease	10% increase	10% decrease
December 31, 2022 (Amounts in £ millions)
EUR	£8	£(8)	£(341)	£341
AUD	—	—	(58)	58
USD	8	(12)	(63)	63

	Profit		Equity
	10% increase	10% decrease	10% increase	10% decrease
December 31, 2021 (Amounts in £ millions)
EUR	£5	£(5)	£(283)	£283
AUD	—	—	(65)	65
USD	20	(25)	(47)	47

The table below details the effect on profit and equity of a 10% strengthening or weakening of the GBP-EUR or the GBP-USD exchange rates on the translated value of the USD First Lien Term Loan Bs, EUR First Lien Term Loan B, USD First Lien Term A and EUR First Lien Term Loan A, net of the hedging effect of the Swap Agreements that hedge the EUR and USD debt. 10% is the sensitivity rate which represents management’s assessment of the reasonably possible change in foreign exchange rates.

	Profit
	10% increase	10% decrease
December 31, 2022 (Amounts in £ millions)
EUR	£—	£—
USD	(208)	170

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

To manage this foreign currency risk, the Group uses cross-currency swaps to economically offset the exchange rate effect in foreign currency debt with nil impact on total equity. A 10% strengthening or weakening of the GBP-EUR or the GBP-USD exchange rates, considering the effect that the change in the fair value of the derivative financial instruments have would cause a net effect in the consolidated statement of comprehensive loss as follows:

	Profit
	10% increase	10% decrease
December 31, 2022 (Amounts in £ millions)
EUR	£—	£—
USD	(16)	(4)

Interest Rate Risk

Our exposure to changes in interest rates includes fluctuations in the amounts of interest paid on our long-term indebtedness, as well as the interest earned on our cash and investments. We manage our exposure to changes in interest rates through offsetting exposures and the use of derivative instruments. As of fiscal 2022 and 2021, the Company had outstanding floating rate long term debt with varying maturities for an aggregate carrying amount of £3,825 million and £2,736 million, respectively. We may in the future enter into interest rate swaps to manage interest rate risk on our outstanding long-term debt. Interest rate swaps allow us to effectively convert fixed-rate payments into floating-rate payments or floating-rate payments into fixed-rate payments. Gains and losses on term debt are generally offset by the corresponding losses and gains on the related hedging instrument. A 100 basis point increase in market interest rates would cause interest expense on our long-term debt as of December 31, 2022 and December 31, 2021 to increase £39 million and £28 million on an annualized basis, respectively.

There have been no material changes to our market risk during the first six months of 2023.

C.	Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview—Our Licenses” for further information on our material intellectual property and licenses.

D.	Trend Information

For a discussion of trend information, see “—Trends and Factors Affecting Our Future Performance” above.

E.	Critical Accounting Estimates

For a discussion of critical accounting estimates, see “—B. Liquidity and Capital Resources—Critical Accounting Policies and Estimates.”

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

The following table sets forth certain information regarding the members of the Board as of the date of this registration statement.

Name	Age	Position
John Bryant	58	Chair
Peter Jackson	48	Chief Executive Officer and Executive Director
Paul Edgecliffe-Johnson	51	Chief Financial Officer and Executive Director
Holly Keller Koeppel	65	Senior Independent Director
Nancy Cruickshank	52	Non-Executive Director
Nancy Dubuc	54	Non-Executive Director
Richard Flint	51	Non-Executive Director
Alfred F. Hurley, Jr.	69	Non-Executive Director
David Lazzarato	68	Non-Executive Director
Carolan Lennon	56	Non-Executive Director
Atif Rafiq	50	Non-Executive Director

Biographical information for each member of the Board is set forth below.

John Bryant, Chair. John Bryant was appointed as an independent non-executive director of Flutter in April 2023 and as the chair of our board of directors in September 2023. Mr. Bryant has extensive experience leading a global consumer goods company, as well as significant expertise in financial, strategic and operational leadership. Mr. Bryant joined Kellogg Company in 1998 and became chief executive officer in January 2011, having previously held a variety of roles, including chief financial officer; president, North America; president international; and chief operating officer. Mr. Bryant joined the board of Kellogg Company in July 2010 and served as chair of the board from July 2014 to March 2018. He also served as a trustee of the W. K. Kellogg Foundation Trust from 2015 to 2018 and was also a non-executive director of Macys Inc. from January 2015 until May 2023. He also currently serves as a non-executive director at Compass Group Plc, Ball Corporation and Coca-Cola Europacific Partners. Mr. Bryant holds a bachelor’s degree in business and commerce from Australian National University and earned a master’s degree in business administration from the Wharton School at the University of Pennsylvania and a graduate certificate in cybersecurity from Harvard Extension School.

Peter Jackson, Chief Executive Officer and Executive Director. Peter Jackson was appointed as the chief executive officer of Flutter in January 2018. Mr. Jackson has extensive experience in leading consumer businesses with international reach within a highly regulated industry, as well as technology and digital consumer sector expertise. He joined as a non-executive director of Betfair Group plc in April 2013, and, following the merger of Betfair Group plc with the Group, became a non-executive director of the Group in February 2016. Previously, Mr. Jackson was the chief executive officer of Worldpay UK, an operating division of Worldpay Group plc. He was formerly the chief executive officer of Travelex Group. He then joined Banco Santander as head of global innovation and as a director of Santander UK Group Holdings plc. Mr. Jackson’s previous experience includes senior positions at Lloyds and Halifax Bank of Scotland, as well as time at McKinsey & Company. Mr. Jackson is also currently a non-executive director of Deliveroo plc. Mr. Jackson holds a master’s degree in engineering from Cambridge University.

Paul Edgecliffe-Johnson, Chief Financial Officer and Executive Director. Paul Edgecliffe-Johnson was appointed as the chief financial officer and as an executive director of Flutter in March 2023. Mr. Edgecliffe-Johnson has extensive financial and operational experience in listed companies and strong knowledge of equity and debt fundraisings, operations and strategic planning. Prior to joining Flutter, Mr. Edgecliffe-Johnson was

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

chief financial officer & group head of strategy for Intercontinental Hotels Group plc (“IHG”), having previously held several senior-level finance positions since joining IHG in 2004. He also acted as chief financial officer and interim chief executive officer of IHG’s Europe, Middle East and Africa division. Before that, he was a senior manager for private equity tax structuring at PricewaterhouseCoopers and previously worked in corporate finance at HSBC Investment Bank, where he advised a wide range of multinational companies on equity and debt fundraisings, mergers and acquisitions and joint ventures. He is a qualified Chartered Accountant and is a member of the Association of Corporate Treasurers. He has a law degree from the University of Southampton.

Holly Keller Koeppel, Senior Independent Director. Holly Keller Koeppel was appointed as an independent non-executive director of Flutter in May 2021. Ms. Koeppel has broad international experience in consumer goods, commodities and energy, as well as extensive experience with operational and financial leadership responsibilities in infrastructure and energy. Up until April 2018, Ms. Koeppel was a senior adviser to Corsair Capital LLC, where she had previously served as managing partner and co-head of infrastructure from 2015 until her retirement in 2017. From 2010 to 2015, Ms. Koeppel was partner and global co-head of Citi Infrastructure Investors, a division of Citigroup. Ms. Koeppel served as executive vice president and chief financial officer for American Electric Power Corporation from 2006 to 2009. Prior to 2000, Ms. Koeppel held a series of senior operational executive leadership positions in American Electric Power Company, Inc. and Consolidated Natural Gas Company. Until May 2021, Ms. Koeppel served as Non-Executive Director of Vesuvius plc. She currently serves as a non-executive director of British American Tobacco plc, AES Corporation and Arch Resources, Inc. She holds both a bachelor of science degree in business administration and an MBA from Ohio State University.

Nancy Cruickshank, Non-Executive Director. Nancy Cruickshank was appointed as an independent non-executive director of Flutter in May 2019. Ms. Cruickshank has extensive digital and entrepreneurial expertise, as well as a wealth of non-executive director experience. She is a serial entrepreneur and digital leader, and presently works as an operating partner at Exponent PE as part of a plural non-executive portfolio. Her last start-up, My Showcase, was named by the Sunday Times as one of the 15 fastest-growing start-ups in the United Kingdom in 2016, and was acquired by Miroma Group in February 2018. Ms. Cruickshank previously worked in the digital industry for over 25 years, including launching Condé Nast online in 1996, overseeing Telegraph Media Group’s Digital business and developing the fashion and beauty market leader Handbag.com between 2001 and 2006, leading to a successful sale to Hearst Corporation in 2006. She is currently also a chair of the board of directors of Go City and a non-executive director at Oodle Car Finance and Allegro.EU SA. Ms. Cruickshank holds a bachelor’s degree in history from Leeds University.

Nancy Dubuc, Non-Executive Director. Nancy Dubuc was appointed as an independent non-executive director of Flutter in April 2021. Ms. Dubuc has extensive experience in the media, digital and publishing industries, as well as a significant number of years of experience in senior leadership. From January 2018 until February 2023, Ms. Dubuc held the position of chief executive officer of VICE Media Group, where she was responsible for the definition, strategic growth and performance of the organization’s five distinct global lines of business – VICE TV, VICE News, Digital Publishing, Global Studios and Virtue, the company’s global creative agency. In 2019, she led the acquisition and integration of Refinery29 and expanded VICE News globally. Ms. Dubuc joined VICE after having been one of its board members. Prior to VICE, Ms. Dubuc was president & chief executive officer of A+E Networks, where she launched A+E Studios and A&E Indie Films and led their global expansion and digital migration. She is also a non-executive director and chair of the audit committee of Warner Music Group Corp. Ms. Dubuc holds a bachelor of science degree in communications from Boston University.

Richard Flint, Non-Executive Director. Richard Flint joined the Group as executive chair of Sky Betting & Gaming in 2018 and became a non-executive director of Flutter in May 2020. Mr. Flint has significant senior management and operational experience across the global gambling industry, as well as extensive non-executive board-level experience. Prior to serving as executive chair, he held the position of chief executive officer of Sky Betting & Gaming for 10 years. Before that, Mr. Flint held positions as channel director at FT.com and product director of the original flutter.com, which merged with Betfair in 2001. Mr. Flint worked as a consultant at

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McKinsey & Company from 1997 to 1999. He also serves as chairman of the board of directors of SeatUnique and as a non-executive director of LBG Media plc. He has a degree in engineering, economics and management from Keble College, University of Oxford, and a master’s degree in public policy from the Kennedy School of Government, Harvard University.

Alfred F. Hurley, Jr., Non-Executive Director. Alfred F. Hurley, Jr. joined the Group as the lead director of TSG and chairman of TSG’s compensation committee and, following TSG’s merger with the Group, became an independent non-executive director of Flutter in May 2020. Mr. Hurley has extensive board experience in both the private and public sector, as well as strong financial services, corporate governance and risk management experience. Prior to joining the Group, he was vice chair and chief risk officer of Emigrant Bank and Emigrant Bancorp and, before that, was the chief executive officer of M. Safra & Co., a private money management firm. Mr. Hurley spent most of his career at Merrill Lynch, where he was an investment banker and held various management positions, including senior vice president of Merrill Lynch & Co. He is currently the chair of the nomination and governance committee and compensation committee of New Mountain Finance Corporation. Mr. Hurley graduated from Princeton University with a bachelor of arts degree in history, cum laude.

David Lazzarato, Non-Executive Director. David Lazzarato joined as the chairman of the audit committee and a member of the corporate governance and nominating committee of TSG in June 2016, and following TSG’s merger with the Group, became an independent non-executive director in May 2020. He has significant public and private sector board experience and extensive experience in senior leadership, financial and operational roles. Prior to this, he chaired the audit committees of Yellow Pages Limited and LED Roadway Lighting. He also previously served as senior vice president of finance at Bell Canada, chief executive officer of Craig Wireless Systems, executive vice president and chief financial officer of Alliance Atlantis Communications Inc., executive vice president and chief financial officer of Allstream Inc. (formerly, AT&T Canada Inc.) and chief corporate officer of MTS Allstream Inc. Mr. Lazzarato holds a bachelor of commerce degree, is a Chartered Accountant, and received his ICD.D certification from the Institute of Corporate Directors. He is currently a member of the board of directors and chair of the audit committee at Canopy Growth Corporation.

Carolan Lennon, Non-Executive Director. Carolan Lennon was appointed as an independent non-executive director of Flutter in July 2022. Ms. Lennon has significant experience in regulated consumer-facing digital businesses, as well as significant senior management, operational and sustainability experience. Ms. Lennon is currently the country lead for Salesforce Ireland and, prior to that, was the chief executive officer of eir Limited, a major Irish telecoms company, from 2018 to 2022. Before that position, she held a variety of executive roles at eir Limited, including managing director of Open eir and acting managing director consumer and chief commercial officer. Prior to joining eir, she held a number of senior roles in Vodafone Ireland, including consumer director and marketing director. Ms. Lennon is a former senior independent director of AIB Group plc. She holds a bachelor of science degree in information technology from University College Dublin and an MBA from Trinity College Dublin.

Atif Rafiq, Non-Executive Director. Atif Rafiq was appointed as an independent non-executive director of Flutter in December 2021. Mr. Rafiq has significant experience in digital e-commerce, marketplaces and direct to consumer businesses, as well as extensive global business and operations experience for well-known public companies. Mr. Rafiq most recently worked for MGM Resorts International as president of commercial & growth, and he has vast experience in innovation across e-commerce, marketplaces, digital media, digitization of traditional business, direct to consumer business models and autonomous vehicles. From 2017 to 2019, Mr. Rafiq worked as chief digital and global chief information officer for Volvo Cars and prior to that served as global chief digital officer and corporate senior vice president of McDonald’s from 2013 to 2017. Mr. Rafiq has also worked for Amazon, Yahoo! and AOL, and he formerly served as a director of BetMGM and CXAPP (f/k/a KINS Technology). He currently serves as a member of the board of directors at Clearcover Insurance, a private insurtech company. Mr. Rafiq holds a bachelor’s degree in mathematics-economics from Wesleyan University and an MBA from the University of Chicago.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Senior Management

Our executive committee is responsible for the day-to-day management of our business and operations. The following table sets forth certain information regarding the members of our executive committee as of the date of this registration statement.

Name	Age	Position
Peter Jackson	48	Group Chief Executive Officer – Flutter
Paul Edgecliffe-Johnson	51	Group Chief Financial Officer – Flutter
Phil Bishop	56	Group Chief People Officer – Flutter
Jonathan Hill	55	Group Chief Operating Officer – Flutter
Conor Lynch	57	Group Chief Information Officer – Flutter
Pádraig Ó Ríordáin	58	Chief Legal Officer and Group Commercial Director – Flutter
Ian Brown	49	Chief Executive Officer – United Kingdom & Ireland
Barni Evans	50	Chief Executive Officer – Australia
Amy Howe	51	Chief Executive Officer – United States
Daniel Taylor	43	Chief Executive Officer – International

For the biographical information about Peter Jackson and Paul Edgecliffe-Johnson, see “ —Board of Directors” above. The biographies of the other members of the senior management team are set out below.

Phil Bishop, Group Chief People Officer – Flutter. Phil Bishop is the chief people officer of Flutter and leads the development of our global people strategy and plan as we move towards our mission of becoming the natural home for the world’s best talent. Mr. Bishop was appointed to this role in July 2022 following a successful period as an interim head of global HR. Mr. Bishop started his career at BMW Group, where he held various HR and engineering roles across a 14-year period. He then moved on to hold senior management HR roles in HBOS plc, Barclays, Energis plc and Lloyds Banking Group and was a founder of the Ilkley Group, a consulting business focused on strategic workforce planning, cost management and human resources. Mr. Bishop holds a master’s degree in engineering from the University of Cambridge. Mr. Bishop will assume the role of Group Chief Operating Officer effective April 2024 upon Mr. Hill’s retirement.

Jonathan Hill, Group Chief Operating Officer – Flutter. Jonathan Hill joined Flutter in October 2018 as chief financial officer and was appointed as chief operating officer in March 2023. He previously served as an executive director of Flutter from October 2018 to March 2023. Prior to joining Flutter, Mr. Hill was the group chief financial officer at Saga plc. Prior to that, Mr. Hill held various senior roles within TUI Travel plc and Centrica plc and was the group finance director of Bovis Homes Group plc. Mr. Hill is a qualified Chartered Accountant and spent his early career at PricewaterhouseCoopers. Mr. Hill holds a degree in industrial economics from the University of Nottingham. Mr. Hill will retire as Group Chief Operating Officer effective March 2024.

Conor Lynch, Group Chief Information Officer – Flutter. Conor Lynch is the chief information officer of Flutter, a role he has held since March 2023, following his successful tenure as Flutter’s group director of strategic platforms, where he was instrumental in developing and improving Flutter’s global technology strategy. Prior to this role in the Flutter Group, Mr. Lynch worked for Paddy Power Betfair, where he held several senior roles across the organization in technology and product. Before his move to Paddy Power in 2009, Mr. Lynch had a successful career in the digital technology space, holding roles in both large multi-nationals and technology start-ups operating in the finance, automotive, airline and construction industries. He is currently a member of the board of directors of GiftsDirect.com and is a member of the Dublin Innovation Advisory Council. He has also served as external examiner for the computer science department of Technology University Dublin. Mr. Lynch has a degree in electronic engineering from University College Dublin.

Pádraig Ó Ríordáin, Chief Legal Officer and Group Commercial Director – Flutter. Pádraig Ó Ríordáin is the chief legal officer and group commercial director of Flutter, where he is responsible for leading the global strategic direction of the Group in the areas of legal, risk, regulatory and compliance, as well as contributing to

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the Group’s legal and commercial strategy, at the core of which is the Group’s sustainability strategy, the Positive Impact Plan. Mr. Ó Ríordáin has been involved with the Group since 2000, when he acted as the lead external legal advisor to Paddy Power on its IPO. In 2008, Mr. Ó Ríordáin joined the Paddy Power plc board as a non-executive director. On leaving the Paddy Power Betfair board in 2018, Mr. Ó Ríordáin became chairman of the National Lottery of Ireland, before taking up his current executive role in Flutter in May 2020. Before joining the Group, Mr. Ó Ríordáin spent 27 years at the Irish law firm Arthur Cox LLP, where he became the firm’s youngest-ever managing partner. He was chair of Dublin Airport Authority from 2012 to 2018. Mr. Ó Ríordáin holds law degrees from Harvard Law School and University College Cork.

Ian Brown, Chief Executive Officer – United Kingdom & Ireland. Ian Brown is the chief executive officer of our UK&I division, which includes Sky Betting & Gaming, Paddy Power, Betfair and tombola, a position he has held since September 2022. Mr. Brown has broad business-to-consumer experience in sectors including travel, leisure, retail and financial services. He has been responsible for successful transformations in a number of businesses, including the global brands Booking.com and Rentalcars.com. From 2014 to 2019, he served as chief executive officer of Rentalcars.com, where he led the merger of that business into Booking.com to create the Trips business unit, which he subsequently also led. He has deep experience building scalable tech platforms and organizations, enabling product innovation at pace and leading industries to deliver better, safer customer outcomes. Mr. Brown holds a master’s degree in Engineering, Economics & Management from the University of Oxford.

Barni Evans, Chief Executive Officer – Australia. Barni Evans is the chief executive officer of our Australia division, where he is responsible for ensuring Sportsbet brings excitement to life for our customers and driving the culture and strategies that help deliver the best product, value and marketing. Mr. Evans has played a pivotal role in the success story of Sportsbet, having joined Paddy Power as a marketing director in 2001 and then moving to Sportsbet in 2011, serving in several marketing and commercial functions before becoming chief executive officer in 2018. Mr. Evans holds a bachelor of science degree in social science from Kingston University.

Amy Howe, Chief Executive Officer – United States. Amy Howe has served as the chief executive officer of our United States division since July 2021, where she leads the FanDuel business in North America. Prior to her appointment as chief executive officer, Ms. Howe was president of FanDuel from February 2021 to July 2021 and had responsibility for leading the company’s core commercial functions across its sportsbook, casino, racing and daily fantasy businesses. Before that, she was the chief operational officer of Ticketmaster, North America from 2015 to 2021 and, prior to that, a partner at McKinsey & Company. Ms. Howe holds a bachelor of science degree from Cornell University and earned a master’s degree in business administration from the Wharton School at the University of Pennsylvania.

Daniel Taylor, Chief Executive Officer – International. Dan Taylor is the chief executive officer of our International division, a role he has held since July 2020, and is responsible for all our international brands, including PokerStars, Sisal, Betfair (non-UK), Junglee Games and Adjarabet. Prior to this, Mr. Taylor was the chief executive officer of Paddy Power Betfair from 2018 to 2020, with similar responsibilities for Betfair, Adjarabet and Paddy Power online and retail businesses across all global markets. Prior to that, he was Managing Director, UK&I, and Managing Director, Retail from 2015 to 2018. Before joining the Group, Mr. Taylor was the managing director of Teletext Holidays, Director of Strategy and Commercial Development at DMG Media and Associate Partner at OC&C Strategy Consultants. Mr. Taylor holds a degree in economics from Cambridge University.

B.	Compensation

For fiscal 2022, the total compensation paid to our Non-Executive Directors, Executive Directors and Senior Management as a group was £8,300,000. The total amounts set aside or accrued by us to provide pension, retirement or similar benefits for this group was £273,000.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Remuneration of Non-Executive Directors

The remuneration of our Non-Executive Directors is set by the Board with account taken of the time and responsibility involved in each role, including, where applicable, the Chairship of Board Committees. During fiscal 2022, both Non-Executive Director and Chair fees were reviewed, and it was recognized that the level of base fees was out of line with the market and that the demands on all Non-Executive Directors’ time had escalated significantly with the increased scale of the Group, its broader international footprint and the pace of strategic development and transaction activity. It was therefore determined that an increase should be made to the base fee, which took effect on September 1, 2022. Additional fees for committee chairs were considered to be broadly appropriate and therefore no change was made to these other than for the Workforce Engagement Committee Chair. There was also no change to the fee paid to the Board Chair.

The fees for the Non-Executive Directors and the Board Chair as of January 1, 2022 and September 1, 2022 are set out in the table below:

	September 1, 2022	January 1, 2022
	(€000)	(€000)
Board Chair’s Fee	630.0	630.0
Non-Executive Director Base Fee	145.0	115.0
Additional Fees:
Senior Independent Director	30.0	30.0
Chair of Audit Committee	30.0	30.0
Chair of Remuneration Committee	30.0	30.0
Chair of Risk Committee	30.0	30.0
Chair of Nomination Committee	20.0	20.0
Chair of Workforce Engagement Committee	30.0	20.0

The following table sets out the aggregate remuneration received by each Non-Executive Director for fiscal 2022:

Chair and Non-Executive Directors(2)	Fees(1) (£000)
Zillah Byng-Thorne(3)	132.0
Michael Cawley(4)	41.0
Nancy Cruickshank	107.0
Nancy Dubuc(5)	107.0
Richard Flint(6)	211.0
Andrew Higginson(7)	149.0
Alfred F. Hurley, Jr.(8)	115.0
Holly Keller Koeppel(9)	124.0
David Lazzarato(10)	124.0
Carolan Lennon(11)	58.0
Gary McGann(12)	537.0
Atif Rafiq	113.0
Mary Turner(13)	129.0

(1)

Fees for Non-Executive Directors are pro-rated according to their appointment date or date of role change where appropriate. Fees are paid in euros, but have been shown here in pound sterling for consistency.

(2)	Neither the Chair nor the Non-Executive Directors participate in any of Flutter’s incentive schemes or received any bonuses or share-based awards for fiscal 2022.
(3)	Zillah Byng-Thorne stepped down as Chair of the Risk and Sustainability Committee following our Annual General Meeting on April 28, 2022 (the “2022 AGM”), and from the Board on January 31, 2023.
(4)	Michael Cawley stepped down from the Board and as Chair of the Audit Committee following the 2022 AGM.
(5)	Nancy Dubuc stepped down from the Workforce Engagement Committee on July 1, 2022.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(6)	Richard Flint provided advisory services to the CEO until May 31, 2022.
(7)	Andrew Higginson stepped down as Chair of the Remuneration Committee on September 1, 2022 and from the Board on December 31, 2022.
(8)	Alfred F. Hurley, Jr. was appointed Chair of the Remuneration Committee on September 1, 2022.
(9)	Holly Keller Koeppel was appointed Senior Independent Director on January 1, 2023 and Chair of the Audit Committee following the 2022 AGM.
(10)	David Lazzarato was appointed Chair of the Risk and Sustainability Committee following the 2022 AGM.
(11)	Carolan Lennon was appointed to the Board and as a member of the Audit and Workforce Engagement Committees on July 1, 2022, and the Nomination Committee on September 1, 2022.
(12)	Gary McGann stepped down as Chair and a member of the Board on August 31, 2023. No fees were paid to the Board Chair for chairing the Nomination Committee.
(13)	Mary Turner stepped down from the Board and as Chair of the Workforce Engagement Committee effective September 30, 2023.

Remuneration of Executive Directors

The aggregate amount of remuneration paid to our Executive Directors in fiscal 2022 was approximately £7,550,958. This amount comprises salary, annual bonus, pension, private medical insurance and the long-term incentive awards for Executive Directors vesting in respect of performance to the end of fiscal 2022. The table below reflects the amount of compensation paid and benefits in kind granted, to the Executive Directors, during fiscal 2022.

	Salary(1) (£000)	Benefits(2) (£000)	Pension(3) (£000)	Annual Bonus (£000)	Long-Term Incentives (£000)
Executive Directors/Senior Management
Peter Jackson	1,130.0	7.0	169.0	1,110.0	1,661.0
Jonathan Hill(4)	693.0	14.0	104.0	633.0	941.0

(1)

Salary represents the total amount earned for the relevant financial year. Peter Jackson’s salary as of January 1, 2022 was £927,000. This was increased to £1,170,000 on March 1, 2022. Jonathan Hill’s salary as of January 1, 2022 was €694,220. This was increased to £715,000 on March 1, 2022.

(2)	Relates to the cost of benefits including private medical insurance.
(3)

The pension for both Executive Directors is the value of the cash paid to them in lieu of contributions (calculated at 15% of annual base salary). Neither of the Executive Directors has a prospective entitlement to a defined benefit pension.

(4)

For fiscal 2022, Jonathan Hill was paid in euros up to March 1, 2022, and in pound sterling from that time onwards. For the purpose of the above table, where relevant, his pay has been converted into pound sterling using the EUR/GBP exchange rate over the period January 1, 2022 – February 28, 2022 (£1 = €1.1952).

Annual Bonuses

The Executive Directors are generally eligible to receive an annual bonus based on an assessment of financial and strategic measures during the relevant financial year. The Compensation and Human Resources Committee (formerly known as the Remuneration Committee) reviews the annual bonus plan every year to ensure that the opportunity, performance measures, targets and weightings are appropriate and in line with the business strategy at the time. Performance outturns are determined by the Compensation and Human Resources Committee on an annual basis by reference to achievement against certain Group financial or strategic measures (although the financial element will always account for at least 50% of the bonus in any year). Half of any bonus earned is deferred into shares under the Flutter Entertainment plc 2015 Deferred Share Incentive Plan (“DSIP”), vesting 50% on the third anniversary of the grant and 50% on the fourth anniversary. A revenue underpin of 2% per annum growth applies to the vesting of the deferred shares made to date. Malus and clawback provisions apply to the annual bonus and DSIP awards both prior to vesting and for a period of two years post-vesting. Dividends (or equivalent) will accrue on DSIP awards over the vesting period. We have adopted a Dodd-Frank compliant incentive compensation clawback policy consistent with the NYSE listing standards. Such clawback policy will become effective at the time of our listing on the NYSE.

The maximum annual bonus opportunity for Executive Directors in fiscal 2022 was 285% and 265% of salary for the CEO and CFO, respectively. Target bonus was two-thirds of the relevant maximum. The 2022

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annual bonus was based on Group earnings before interest and taxes (“EBIT”) (excluding U.S. business performance), FanDuel’s net revenue in states where we have an existing presence and a safer gambling measure. The table below shows the outcome for each element, relative to the targets set at the start of the year:

		Performance targets(1)						Bonus outcome
	Weighting	Threshold	Target	Maximum	Actual performance	Bonus outcome (% of max)	Bonus outcome (% of target)	Peter Jackson	Jonathan Hill(2)
Group EBIT ex. U.S.	60%	£1,102m	£1,146m	£1,205m	£1,1003m	0%	0%

FanDuel: Net revenue from all verticals in states where we have an existing presence	30%	$1,798m	$2,116m	$2,433m	$2,307m	26%	39%

Safer gambling(3)	10%
UK&I	2.5%	1%	2%	4%	6.7%	2.5%	3.8%
Sportsbet	2.5%	13.5%	15.0%	16.5%	15.2%	1.8%	2.6%
International	2.5%	33.5%	36.5%	39.6%	45.1%	2.5%	3.8%
FanDuel	2.5%	Various measures, as detailed below			Target	1.7%	2.5%

Total						34.5%	51.7%	£1,109,615	£632,697

(1)	Awards pay out on a straight-line basis between the points shown.
(2)	Jonathan Hill was paid in euros up to March 1, 2022, and in pound sterling from that time. As such, he was paid €105,690 through the Irish payroll and £544,267 through the UK payroll.
(3)

As our divisions operate within different regulatory and societal contexts, with varying levels of maturity with regards to being able to measure safer gambling, we considered safer gambling on a divisional basis for the purposes of setting bonus targets. Details of each divisional measure are shown below:

•

UK&I: Transactional Risk Indicator Score, which measured the % of revenues from customers who self-exclude (either directly with a Flutter brand or via GamStop) in the year as a proportion of total revenue for that year (target is a reduction year on year on a like-for-like basis). The maximum target was exceeded.

•	Sportsbet: % of net revenue from customers with a deposit limit. This measure measured at just above target.

•	International: % of customers applying a deposit limit, cooling-off period or stake limit. The maximum target was exceeded.

•	FanDuel: For the 2022 annual bonus plan, we used a basket of measures as the table below shows:

Measure	Threshold	Target		Maximum	Outturn
Employee training completion (20%)	95%	98%		100%	98.17%
New customer first impressions (40%)	Dec. 31, 2022	Sept. 8, 2022 (NFL kick-off	)	July 1, 2022	August 2022
RG first impressions for all customers aged 21-25 (40%)	Dec. 31, 2022	Sept. 8, 2022 (NFL kick-off	)	July 1, 2022	August 2022

Bonus targets have been adjusted for exchange rate movements over the period ensuring that bonus is measured on a constant currency basis. An adjustment has also been made in respect of our acquisition of Sisal during the year.

Incentive Awards

On March 4, 2022, awards were granted to the Executive Directors under the DSIP and on March 8, 2022, awards were granted to the Executive Directors under the Flutter Entertainment plc 2015 Long Term Incentive Plan (“LTIP”). Awards under the LTIP are based on a percentage of salary determined by our Compensation and Human Resources Committee. The Compensation and Human Resources Committee considers the size of each

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grant on an annual basis, which is determined by individual performance, the ability of each individual to contribute to the achievement of the performance conditions, and market levels of remuneration. The maximum vesting is 100% of the award granted. Dividends (or equivalent) accrue over the vesting period and are paid on LTIP awards that vest. The scheme interests awarded during fiscal 2022 are summarized below:

Name	Award	Type of Award	Number of Shares	Vesting at Threshold	End of performance period	Vesting Date	Expiration Date	Face value (%)	Face Value (£000)(1)
Executive Directors
Peter Jackson	LTIP	Nil-cost options	25,180	25%	December 31, 2024	March 8, 2025(2)	March 8, 2032	180% of salary	2,106.0

	DSIP	Nil-cost options	14,162	n/a	n/a(3)	50%: March 4, 2025	March 4, 2032	50% of bonus	1,312.9

						50%: March 4, 2026

Jonathan Hill	LTIP	Nil-cost options	12,823	25%	December 31, 2024	March 8, 2025(2)	March 8, 2032	150% of salary	1,072.4

	DSIP	Nil-cost options	8,204	n/a	n/a(3)	50%: March 4, 2025	March 4, 2032	50% of bonus	761.0

						50%: March 4, 2026

(1)	Based on three-day average share price prior to the date of grant, which was £92.71 for the DSIP and £83.64 for the LTIP.
(2)	A further two-year holding period applies following the vesting date. Both the LTIP and DSIP are subject to a post-employment holding period of two years.
(3)	The DSIP is subject to a revenue underpin over the vesting period which requires revenue growth of at least 2% per annum over the deferral period as well as continued employment.

Service Agreements

Our policy is for service agreements to contain the following terms:

•	Agreements are terminable on 12 months’ notice given by either party.

•

Agreements contain a provision entitling the employer to terminate their employment by payment of a cash sum in lieu of notice equal to the total salary, contractual benefits and pension contributions that would have been payable during the notice period.

•

The payment in lieu of notice can be paid, at the employer’s discretion, as a lump sum or in monthly installments over the notice period. There is a mechanism to reduce the payment in lieu of notice if they commence alternative employment while any installments remain payable from which they receive an annual salary of at least £50,000.

•

Executive Directors may also be entitled to a pro-rata bonus for the year in which termination occurs at the discretion of the Compensation and Human Resources Committee. All of the share option and incentive plans that are operated by the Group contain provisions relating to termination of employment, and any share awards held by an Executive Director on termination will be governed by the rules of the relevant plan.

•

Executive Directors are subject to a confidentiality undertaking without limitation in time and to non-competition, non-solicitation and non-hiring restrictive covenants for a period of 12 months after the termination of their employment.

Peter Jackson’s and Paul Edgecliffe-Johnson’s individual service agreements are currently in line with the above policy while Jonathan Hill’s service agreement was also in line with the above policy before stepping down from the Board at the conclusion of the 2023 AGM.

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Group Pensions

The Group operates a variety of pension schemes in Ireland, the United Kingdom, the United States and internationally. During fiscal 2022, the Group paid an aggregate amount of approximately £538,000.00 to Executive Directors and Senior Management under the Group’s pension schemes.

Employee Share Schemes

We maintain the following share schemes for employees (and, where the specific rules permit, non-executive directors and/or non-employee contractors): the Betfair Long Term Incentive Plan and Deferred Share Incentive Plan; the Flutter Entertainment plc Sharesave Scheme; the Flutter Entertainment plc 2015 Long Term Incentive Plan; the Flutter Entertainment plc 2023 Long Term Incentive Plan; the Flutter Entertainment plc 2015 Medium Term Incentive Plan, the Flutter Entertainment plc 2015 Deferred Share Incentive Plan; the Flutter Entertainment plc 2016 Restricted Share Plan; the Flutter Entertainment plc 2022 Supplementary Restricted Share Plan; The Stars Group Equity Plans; the FanDuel Group Value Creation Plan; and the TSE Holdings Ltd FanDuel Group Value Creation Option Plan. In the event of our transition to a primary U.S. listing, we also anticipate adopting the Flutter Entertainment plc 2024 Omnibus Equity Incentive Plan. The aggregate number of new issue or treasury shares which may be the subject of award commitments under the employee share schemes in any rolling 10 year period may not (when adjusted for share issuance and cancellations) exceed 10% (5% in the case of discretionary share schemes) of our issued ordinary share capital.

Forms of the Flutter Entertainment plc Sharesave Scheme, the Flutter Entertainment plc 2015 Long Term Incentive Plan, the Flutter Entertainment plc 2023 Long Term Incentive Plan, the Flutter Entertainment plc 2015 Medium Term Incentive Plan, the Flutter Entertainment plc 2015 Deferred Share Incentive Plan and the Flutter Entertainment plc 2016 Restricted Share Plan are filed as exhibits to this registration statement as they are otherwise publicly disclosed by the Group.

The Betfair Long Term Incentive Plan and Deferred Share Incentive Plan

The following share plans were acquired on the merger of Paddy Power with Betfair in February 2016 and were originally introduced in the Betfair Group to incentivize and reward for the successful delivery of the short-term and long-term business strategy:

•	Betfair Long Term Incentive Plan, which consists of nil-cost share options; and

•	Betfair Deferred Share Incentive Plan, which consists of cash and nil-cost share options.

The schemes have awards in the form of cash and nil-cost share options. The level of award granted in each of the schemes was based on a mixture of the individual performance of the employee and Group-wide performance over the term of the award which was between one and three years.

Prior to the Paddy Power-Betfair merger, Paddy Power and Betfair agreed that outstanding unvested awards granted under these schemes would not vest on completion but would be replaced by awards over an equivalent number of our shares (calculated by reference to the exchange ratio) which would have the same normal vesting dates as the original awards but be subject to certain absolute vesting levels.

No award remains unvested. The outstanding options under these schemes are exercisable up to 2025. The weighted average exercise price for share options exercised during fiscal 2022 was a nominal price at a weighted average share price at the date of exercise of £104.57. The total number of shares exercisable at December 31, 2022, was 15,081.

The Stars Group Equity Plans

Following the combination with TSG, the Group acquired a number of schemes under TSG’s 2015 Equity Incentive Plan dated June 22, 2015 (as amended and restated on May 10, 2018, the “TSG 2015 Equity Incentive

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Plan”). The plan includes restricted share units, deferred share units, performance share units and stock options. The weighted average share price for exercises under the TSG 2015 Equity Incentive Plan during fiscal 2022 was £95.23. The total number of shares exercisable under the TSG 2015 Equity Incentive Plan at December 31, 2022, was 36,751.

Flutter Entertainment plc Sharesave Scheme

During fiscal 2022, 365,050 options were granted under the Flutter Entertainment plc Sharesave Scheme, a tax-favored plan intended to comply with the relevant Irish tax laws. These Save As You Earn (“SAYE”) options must ordinarily be exercised within six months of completing the relevant savings period. In line with market practice, the exercise of these options is not subject to any performance conditions.

All employees (including Executive Directors) may be invited to apply for options to acquire shares. The purchase price for each ordinary share in respect of which an option is granted shall not be less than 75% of the closing price of the shares on the London Stock Exchange on the dealing day last preceding the date of grant of the option or its nominal value (not less than 80% in the United Kingdom and Isle of Man). The aggregate maximum monthly contribution payable by an employee in connection with all SAYE-related schemes is €500/£500 (or local equivalent). As of fiscal 2022, the weighted average share price at the date of exercise was £109.55, and 51,516 shares were exercisable.

Flutter Entertainment plc 2015 Long Term Incentive Plan, Flutter Entertainment plc 2015 Medium Term Incentive Plan and Flutter Entertainment plc 2015 Deferred Share Incentive Plan

The following share plans have been put in place to incentivize and reward for the successful delivery of the short, medium and long-term business strategy:

•	The LTIP, which consists of restricted share awards, nil-cost options and conditional share awards;

•	The Flutter Entertainment plc 2015 Medium Term Incentive Plan, which consists of restricted share awards, nil-cost options and conditional share awards; and

•

The DSIP, which consists of restricted share awards, nil-cost options and conditional share awards where part of a bonus awarded is required by the Compensation and Human Resources Committee to be deferred into a share award.

The level of award granted in each of the schemes is based on a mixture of the individual performance of the employee and the Group-wide performance over the term of the award, which is between one and three years.

The restricted share, nil-cost option or conditional share award portion of the DSIP award will vest over the second and third year of the plan (fourth and fifth year in some cases). The cash element of a bonus awarded that is not required to be deferred into a share award under the DSIP is paid and expensed in year one. The cash element represents between half and two-thirds of the total bonus awarded. There is no option given to elect to have this cash element satisfied in shares.

The weighted average exercise price for share options exercised during fiscal 2022 was a nominal price and at a weighted average share price at the date of exercise of £99.19. The value of each award was calculated at the grant date and expensed over a period of up to three years in which the awards vest. The total number of shares exercisable at December 31, 2022, was 247,259.

Flutter Entertainment plc 2016 Restricted Share Plan

During fiscal 2022, 1,773,132 options were granted under the Flutter Entertainment plc 2016 Restricted Share Plan. The weighted average exercise price for share options exercised during fiscal 2022 was a nominal price and at a weighted average share price at the date of exercise of £103.83. Awards granted under the plan in some cases vest over three and four years and in other cases vest over one and two years.

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Flutter Entertainment plc 2022 Supplementary Restricted Share Plan

During fiscal 2022, 144,631 options were granted under the Flutter Entertainment plc 2022 Supplementary Restricted Share Plan. No share options were exercised during fiscal 2022. The awards granted under the plan vest over one to four years.

FanDuel Group Value Creation Plan and TSE Holdings Ltd FanDuel Group Value Creation Option Plan

In 2019, the Group introduced a plan for FanDuel employees that allowed them to share in the future value created within FanDuel. Employees were awarded an allocation of units that represents a share in value created. The value of these units was to be determined by the value of the business in July 2021 and July 2023 compared to benchmark. Employees had the option to exercise 50% of these units at July 2021 at the prevailing value, or roll some or all of them to July 2023 at the prevailing value at that date. The Group has the option of settling this plan via the issuance of Flutter Entertainment plc shares or cash.

Our acquisition of an additional 37.2% of FanDuel shares on December 30, 2020 implied a 100% value of FanDuel of $11.2 billion, which was significantly in excess of the out-performance growth cap. Due to this, it was decided to fix the value of the plan in both July 2021 and July 2023 to provide certainty to employees. As a result of the above, shares with a value of £172 million were delivered to FanDuel employees in fiscal 2021 with shares with a value of approximately £139 million delivered to employees in 2023.

Flutter Entertainment plc 2023 Long Term Incentive Plan

The Flutter Entertainment plc 2023 Long Term Incentive Plan (the “2023 LTIP”), adopted at the company’s 2023 AGM, enables us to incentivize employees (including our executive directors) through the grant of share awards and nil cost options on a consolidated basis, with a single award vesting in tranches (if the relevant performance conditions are met) after the end of the performance period applicable to each tranche. Awards or options under the 2023 LTIP may not be granted to any individual participant in any calendar year over shares with a market value at the date of grant exceeding, in aggregate, 1.600% of base salary at that time provided that the maximum market value of shares that may in the ordinary course vest in a particular calendar year does not exceed 400% of base salary (also measured at the time of grant).

On April 28, 2023, 30,697 nil cost options were granted to Peter Jackson and 14,123 nil cost options were granted to Paul Edgecliffe-Johnson under the 2023 LTIP.

The performance conditions associated with a further three equal tranches of 30,697 totaling 92,091 nil cost options to be granted to Peter Jackson and three equal tranches of 14,123 totaling 42,369 nil cost options to be granted to Paul Edgecliffe-Johnson had not been determined as of June 30, 2023. As a result, no grant date has been established under ASC 718. The performance conditions for these tranches will be determined and a grant date established for one additional tranche a year on a rolling three-year basis from 2024 to 2026.

The award is structured such that one equal tranche will vest (if relevant performance conditions are met during a three-year performance period) on the third, fourth, fifth and sixth anniversary of the initial communication of the award, subject to continued employment. A holding period will apply on vested tranches until the sixth anniversary of the date of initial communication of the award.

Other Plans

Separate to the above plans, the Group introduced a value creation award within the FanDuel business with the value of the award determined by the growth in the value of the FanDuel business from September 2021 to December 2026. The Group has the option of settling this plan via the issuance of Flutter Entertainment plc shares or cash. No future awards are expected in respect of this plan. The expense recognized in respect of this plan in fiscal 2022 was £1.0 million.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In March 2023, the Group modified the value creation award to provide a minimum payment to the participants. The setting of a minimum payout resulted in a change in the classification of the award from equity to liability as the awards do not expose the holder to gains and losses in the fair value of the Group in the same way as outright ownership. This resulted in a total additional incremental compensation cost at the date of modification of £2 million. £1 million of compensation cost based on the fair-value-based measure of the original award was reclassified from additional paid in capital to share-based payment liability.

Also, in 2021, the Group introduced plans for other international employees that allow them to share in the future growth of their business. A portion of the awards vest in 2023, with the remainder vesting through 2025. The expense recognized in respect of this plan in fiscal 2022 was £28.7 million.

Flutter Entertainment plc 2024 Omnibus Equity Incentive Plan

In the event of our transition to a primary U.S. listing, our Board anticipates that it will adopt the Flutter Entertainment plc 2024 Omnibus Equity Incentive Plan (the “2024 Incentive Plan”) as a vehicle to continue granting equity to our, and our affiliates’, current and prospective employees, together with our officers, non-employee directors and consultants.

This plan is intended to provide a means through which to grant equity throughout our business through a more customary and streamlined U.S.-style incentive plan in the event of a primary listing on a U.S. stock exchange. Following the adoption of the 2024 Incentive Plan, we do not expect to make further equity grants under our other equity-based incentive plans, besides the Flutter Entertainment plc Sharesave Scheme (being our all-employee savings-related option plan).

The 2024 Incentive Plan is expected to have an initial share pool of 1,770,000 shares (which represents approximately 1% of our current issued and outstanding shares), with such reserve amount to be reduced by the number of shares (if any) covered by awards granted under our legacy equity-based incentive plans (including the Sharesave Scheme) after the date the 2024 Incentive Plan is adopted. We anticipate that the 2024 Incentive Plan will be submitted for shareholder approval at our 2025 annual general meeting. A form of the 2024 Incentive Plan is filed as an exhibit to this registration statement.

The Paddy Power Betfair plc Employee Benefit Trust

We have established an employee benefit trust (the “EBT”) to assist with our obligations to satisfy historical and future share awards under certain of the employee share plans. The trustee of the EBT has waived its right to receive dividends on any shares held by the EBT. As of fiscal 2022, the EBT held 1,396 ordinary shares. The number of shares held by the EBT represented less than 0.5% of our issued share capital as of fiscal 2022.

During fiscal 2022, shares were purchased by the EBT to ensure that it continues to have sufficient shares to satisfy share awards. The EBT purchased 23,775 ordinary shares and paid £6.6 million in fiscal 2022. We provided funds to the trustee of the EBT to enable it to make the purchases. The number of shares purchased represented less than 0.5% of our issued share capital as of fiscal 2022.

C. Board Practices

Our Board is composed of eleven members. All of the current members of our Board were elected at our 2023 AGM, except for John Bryant, who was appointed to the Board following the 2023 AGM. All current Board members will serve until our next annual general meeting in 2024. Under the UK Code and our Articles of Association, all directors are subject to a vote for re-election each year at the annual general meeting.

For a discussion of director’s service agreements, see “—B. Compensation—Remuneration of Executive Directors—Service Agreements.”

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Board of Directors and Key Committees

We are governed in accordance with our Articles of Association, the applicable laws of Ireland and the applicable rules and regulations of the relevant regulatory bodies to which we are subject. The Board is a single-tier board collectively responsible for leading the strategic direction of the business to promote long-term sustainable success, generating value for shareholders and contributing to wider society. The Board is also responsible for the stewardship of the Group, establishing the Group’s purpose, values and strategy and satisfying itself that these are aligned to the culture of the organization.

Certain strategic decisions and authorities are reserved as matters for the Board, with other matters, responsibilities and authorities delegated to its Committees. The Board has a formal schedule of matters reserved for its approval and reviewed annually. These include decisions on the Group’s strategy, key executive appointments, capital structure, financing, major acquisitions or disposals, the risk appetite, capital expenditure above the delegated authority limits and key executive appointments. We apply the UK Code and the Irish Corporate Governance Annex, which set out principles of good governance and a code of best practice.

Audit Committee

The Audit Committee assists the Board in its oversight responsibilities by monitoring the integrity of the financial statements of the Group and other financial information before publication, and reviewing significant financial reporting judgements contained in them. In addition, the Audit Committee reviews: (i) the system of internal financial and operational controls on a continuing basis (the Risk and Sustainability Committee reviews the internal control and risk management systems) and (ii) the accounting and financial reporting processes, along with the roles and effectiveness of both the Group internal audit function and the external auditor. The current members of the Audit Committee are Mmes. Koeppel (Chair), Lennon, Dubuc and Messr. Lazzarato.

Risk and Sustainability Committee

The Risk and Sustainability Committee advises the Board on the Group’s overall risk appetite, tolerance and strategy, including advising on principle and emerging risks. In addition, the Risk and Sustainability Committee oversees and monitors: (i) the material risks and opportunities facing the Group and the processes in place to manage them and (ii) the development, implementation and execution of the Group’s ESG strategy and objectives as well as the measurement of ESG goals and metrics. The current members of the Risk and Sustainability Committee are Messrs. Lazzarato (Chair), Flint and Rafiq, and Mmes. Cruickshank and Koeppel.

Compensation and Human Resources Committee

The Remuneration Committee was reconstituted as the Compensation and Human Resources Committee, effective November 9, 2023. Furthermore, the Workforce Engagement Committee was stood down on November 9, 2023, and its responsibilities were assumed by the Compensation and Human Resources Committee. The Compensation and Human Resources Committee reviews and recommends to the Board the framework and policy for the remuneration of the Board Chair, the Executive Directors and our executive committee, and ensures our remuneration arrangements are designed to support the strategy and promote long-term sustainable success by appropriately incentivizing the relevant performance. In addition, the Compensation and Human Resources Committee assists the Board in fulfilling its oversight of workforce engagement as set out in the UK Code and ensuring the views and concerns of the workforce are taken into account during Board decision making. The current members of the Compensation and Human Resources Committee are Messrs. Hurley, Jr. (Chair), Bryant and Rafiq and Ms. Cruickshank.

Nominating and Governance Committee

The Nomination Committee was reconstituted as the Nominating and Governance Committee, effective November 9, 2023. The Nominating and Governance Committee looks at the structure, size and composition of

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the Board and its committees, advising on orderly succession planning for senior executives and making recommendations so that the Board retains the right mix of skills, experience, knowledge and diversity, in line with the current and future needs of the Board. The current members of the Nominating and Governance Committee are Messrs. Bryant (Chair) and Hurley, Jr. and Mmes. Dubuc, Koeppel and Lennon.

Corporate Governance Exemptions

As a foreign private issuer listed on the NYSE, we will be permitted to follow certain home country corporate governance practices in lieu of the provisions of the NYSE. As an Irish-incorporated company on the LSE, the significant corporate governance difference compared to the NYSE is that shareholder pre-approval is not generally required for the adoption or material amendment of equity compensation plans. However, we have historically voluntarily chosen to comply with the provisions of the LSE listing rules which, in the case of UK-incorporated companies, require shareholder approval for the adoption of the following two types of equity compensation plans: (i) an equity compensation plan under which employees or former employees are eligible to participate and permits the issue of new shares or transfer of treasury shares; or (ii) a long-term equity compensation plan in which a director is eligible to participate, whether or not it involves new issue or treasury shares, but excluding, for the purposes of (ii), long-term equity compensation plans in which (a) all, or substantially all, of the company’s employees are eligible to participate on similar terms or (b) a single director is the only participant and the arrangement is established specifically to recruit or retain the relevant individual.

D. Employees

The following tables below comprise a breakdown of our employees as of the last three fiscal years, by (i) business division and (ii) employee activity:

	As at December 31,
Category of business division	2022	2021	2020
U.S.	3,253	2,408	1,387
UK&I	8,313	7,677	7,769
Australia	1,116	905	762
International	8,360	5,334	4,179
Group Functions	718	469	388

Total Group	21,760	16,793	14,485

	As at December 31,
Employee Activity	2022	2021	2020
Customer service	8,492	6,781	6,270
Administration	2,106	1,480	1,209
Marketing, Commercial and Product	3,814	2,872	2,352
Technology and IT	5,991	4,478	3,637
Trading	741	694	694
Analytics	543	439	278
Executive Directors	73	49	45

Total Group	21,760	16,793	14,485

Our relationship with the majority of our employees located in Australia, Italy and Romania is subject to collective bargaining agreements. As of fiscal 2022, 4,297 of our employees are subject to collective bargaining agreements. In general, the collective bargaining agreements include terms that regulate remuneration, minimum salary, salary complements, extra time, benefits, bonuses and partial disability.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

E. Share Ownership

The table below shows, in relation to each of our directors and senior management team, the total number of ordinary shares beneficially owned as at October 31, 2023.

The number of ordinary shares beneficially owned is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of October 31, 2023, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person.

The percentage of ordinary shares beneficially owned is calculated on the basis of 176,780,948 ordinary shares outstanding as at October 31, 2023. Ordinary shares that a person has the right to acquire within 60 days of October 31, 2023, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding

John Bryant	5,070	*
Peter Jackson(1)	62,082	*
Paul Edgecliffe-Johnson(2)	–	*
Holly Keller Koeppel	1,000	*
Nancy Cruickshank	1,255	*
Nancy Dubuc	258	*
Richard Flint	24,134	*
Alfred F. Hurley, Jr.(3)	17,038	*
David Lazzarato(4)	10,999	*
Carolan Lennon	376	*
Atif Rafiq	1,916	*
Phil Bishop(5)	1,653	*
Jonathan Hill(6)	19,255	*
Conor Lynch(7)	2,924	*
Pádraig Ó Ríordáin(8)	25,673	*
Ian Brown(9)	10,761	*
Barni Evans(10)	37,605	*
Amy Howe(11)	36,941	*
Daniel Taylor(12)	34,197	*

*	Less than 1% of our outstanding shares.
(1)

Reflects 7,561 ordinary shares directly owned by Mr. Jackson and 54,521 ordinary shares issuable pursuant to options that are exercisable within 60 days of October 31, 2023. Does not reflect 183,467 ordinary shares issuable pursuant to options that will become exercisable after December 30, 2023.

(2)	Does not reflect 83,043 ordinary shares issuable pursuant to options that will become exercisable after December 30, 2023.
(3)	Reflects 2,960 ordinary shares directly owned by Mr. Hurley and 14,078 ordinary shares issuable pursuant to awards that would vest upon Mr. Hurley resigning from the Board.
(4)	Reflects 2,708 ordinary shares directly owned by Mr. Lazzarato and 8,291 ordinary shares issuable pursuant to awards that would vest upon Mr. Lazzarato resigning from the Board.
(5)

Reflects 1,653 ordinary shares issuable pursuant to options that are exercisable within 60 days of October 31, 2023. Does not reflect 17,568 ordinary shares issuable pursuant to options that will become exercisable after December 30, 2023.

(6)

Reflects 19,255 ordinary shares issuable pursuant to options that are exercisable within 60 days of October 31, 2023. Does not reflect 40,000 ordinary shares issuable pursuant to options that will become exercisable after December 30, 2023.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(7)

Reflects 2,924 ordinary shares directly owned by Mr. Lynch. Does not reflect 3,463 ordinary shares issuable pursuant to options that will become exercisable after December 30, 2023 and 3,376 ordinary shares issuable pursuant to restricted share awards that will vest after December 30, 2023.

(8)

Reflects 6,918 ordinary shares directly owned by Mr. Ó Ríordáin, 1,305 ordinary shares directly owned by the Craigmore Partnership and 17,450 ordinary shares issuable pursuant to options that are exercisable within 60 days of October 31, 2023. Does not reflect 24,730 ordinary shares issuable pursuant to options that will become exercisable after December 30, 2023 and 9,580 ordinary shares issuable pursuant to restricted share awards that will vest after December 30, 2023. Mr. Ó Ríordáin disclaims ownership of the 1,305 ordinary shares directly owned by the Craigmore Partnership.

(9)

Reflects 10,761 ordinary shares issuable pursuant to options that are exercisable within 60 days of October 31, 2023. Does not reflect 93,357 ordinary shares issuable pursuant to options that will become exercisable after December 30, 2023.

(10)

Reflects 17,212 ordinary shares directly owned by Mr. Evans and 20,393 ordinary shares issuable pursuant to options that are exercisable within 60 days of October 31, 2023. Does not reflect 27,994 ordinary shares issuable pursuant to options that will become exercisable after December 30, 2023.

(11)

Reflects 23,186 ordinary shares directly owned by Ms. Howe and 13,755 ordinary shares issuable pursuant to restricted share awards that will vest after December 30, 2023. Does not reflect 102,730 ordinary shares issuable pursuant to restricted share awards that will vest after December 30, 2023.

(12)

Reflects 10,972 ordinary shares directly owned by Mr. Taylor and 23,225 ordinary shares issuable pursuant to options that are exercisable within 60 days of October 31, 2023. Does not reflect 92,311 ordinary shares issuable pursuant to options that will become exercisable after December 30, 2023.

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the extent known to us, Flutter Entertainment plc is neither directly nor indirectly owned nor controlled by another corporation, any government, or any other person. In addition, there are no arrangements, known to us, the operation of which may result in a change in its control in the future.

As at October 31, 2023 the table below sets out details relating to beneficial ownership of more than 3% of our ordinary shares (excluding treasury shares), based on notifications received pursuant to the Irish Transparency (Directive 2004/109/EC) Regulations 2007 (as amended).

All ordinary shares have the same voting rights.

Name of Shareholder	Notified Holding of Ordinary Shares	Percentage of Share Capital
The Capital Group Companies, Inc.(1)	28,486,176	16.15%
Caledonia (Private) Investments Pty Limited	17,580,478	9.99%
BlackRock Inc.	11,417,731	6.46%
Parvus Asset Management Europe Limited	8,904,097	5.04%
The Goldman Sachs Group, Inc.	10,072,877	5.70%

(1)

As notified by The Capital Group Companies, Inc. (“CGC”), CGC is the parent company of Capital Research and Management Company and Capital Bank & Trust Company. Neither CGC nor any of its affiliates owns our shares for its own account. Rather, CGC has advised us that the shares reported on the notification provided by CGC to us are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

As at October 31, 2023, there were 732 record holders in the United States holding 65,771 ordinary shares.

B. Related Party Transactions

Effective June 1, 2020, we entered into a consultancy agreement with Richard Flint, a non-executive director, pursuant to which Mr. Flint received a total of £500,000 for providing consultancy services to us. This consultancy agreement was terminated on May 31, 2022.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of all financial statements filed as part of this registration statement.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

We intend to list our ordinary shares, nominal value of €0.09 per share, on the NYSE in the United States.

The principal trading market of our ordinary shares is currently the LSE, where our ordinary shares are traded under the symbol “FLTR.”

B. Plan of Distribution

Not applicable.

C. Markets

See “—A. Offer and Listing Details” above for all stock exchanges where our ordinary shares are traded.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of October 31, 2023, our authorized share capital consisted of 300,000,000 ordinary shares with a nominal value of €0.09 per share. 176,780,948 shares were issued, of which none were held as treasury shares and no shares were held in an employee benefit trust. Employee share plan awards may be satisfied by using shares held in an employee benefit trust, newly issued shares or market purchased shares. As of such date, 4,126,661 ordinary shares were issuable upon the exercise of outstanding options to purchase additional ordinary shares and upon vesting of conditional share awards up to 2033. All of the allotted and issued shares are fully paid or credited as fully paid.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As of June 30, 2023, our authorized share capital consisted of 300,000,000 ordinary shares with a nominal value of €0.09 per share. 176,585,164 shares were issued, of which none were held as treasury shares and 826,796 shares were held in an employee benefit trust. Employee share plan awards may be satisfied by using treasury shares, shares held in an employee benefit trust, new issue shares or market purchased shares. As of such date, 4,101,651 ordinary shares were issuable upon the exercise of outstanding options to purchase additional ordinary shares and upon vesting of conditional share awards up to 2033.

For additional information on our ordinary shares in issue and the shares held in employee benefit trusts, please refer to note 17 to our audited consolidated financial statements, included elsewhere in this registration statement. For additional information on our ordinary shares issuable upon the exercise of outstanding options to purchase ordinary shares, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Share Schemes.”

Below is information regarding changes in our ordinary share capital since December 31, 2019 through December 31, 2022:

•

During the year ended December 31, 2020, we issued (i) 1,492,493 ordinary shares as a result of the exercise of employee share options and (ii) 1,312,260 new ordinary shares as payment of the 2019 final dividend, which was paid in May 2020 in the form of a bonus issue of new ordinary shares due to the impact of the COVID-19 pandemic.

•

On May 5, 2020, in connection with our acquisition of TSG, we issued a total of 65,316,588 ordinary shares in exchange for 289,909,400 shares of TSG resulting in Flutter Entertainment plc shareholders owning 54.64% and TSG shareholders owning 45.36% of Flutter, on a fully diluted basis (excluding any out of the money options).

•	On May 13, 2020, we issued 819,230 new ordinary shares as consideration for our acquisition of the remaining 20% interest of TSG Australia Pty Ltd.

•	On May 29, 2020, we issued 8,045,995 new ordinary shares at a price of 10,100 pence per share in respect of an equity placement announced on May 28, 2020.

•	On December 4, 2020, we issued a total of 8,004,503 ordinary shares at a price of 14,000 pence per share in respect of an equity placement announced on December 3, 2020.

•

On December 30, 2020, we issued 11,747,205 new ordinary shares as partial consideration for our acquisition of an additional 37.2% of the outstanding share of FanDuel, bringing our holding in FanDuel to 95%, up from the previous controlling interest of 57.8%.

•	During fiscal 2021, we issued 560,426 ordinary shares as a result of the exercise of employee share options.

•	On August 25, 2021, we announced the cancellation of 1,965,600 ordinary shares previously held as treasury shares.

•

On September 10, 2021 the Board confirmed that it had completed the capitalization of £7,982.9 million, being the entirety of the amounts standing to the credit of our merger reserve account as of December 31, 2020. Following completion of the capitalization and receipt of confirmation from the Irish High Court on November 3, 2021, our company capital was reduced by the amount of £10,000 million standing to the credit of our share premium account, and such sum was credited to our distributable reserves account.

•	During fiscal 2022, we issued 463,568 ordinary shares as a result of the exercise of employee share options.

B. Memorandum and Articles of Association

Flutter Entertainment plc is a public limited company incorporated under the laws of Ireland, with its registered office at Belfield Office Park, Beech Hill Road, Clonskeagh, Dublin 4, D04 V972 and registered with

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the Companies Registration Office of Ireland, with the registration number 16956. Flutter was originally incorporated and registered in Ireland as a private limited company on April 8, 1958, under the name Corcoran’s Management Limited. The Company, which would later operate under the name Paddy Power plc, was then formed in 1988 through the merger of three independent bookmakers, including Corcoran’s Management Limited. We re-registered as a public limited company on November 15, 2000 and, in December 2000, were listed on the Irish Stock Exchange and the LSE. We merged with Betfair Group plc on February 2, 2016, and changed our name to Paddy Power Betfair plc. We then changed our name to Flutter Entertainment plc on May 28, 2019.

Summary of the Memorandum and Articles of Association

The following summary of certain provisions of the Articles of Association does not purport to be complete and is qualified in its entirety by the full terms of the Articles of Association, which is filed as an exhibit to this registration statement, and applicable provisions of the Irish Companies Act.

Directors

Permitted Interests of Directors

As a matter of Irish law, a director has a fiduciary duty to avoid conflicts of interest with us. Under Irish law, directors who have a personal interest in a contract or proposed contract with us are required to declare the nature of their interest at a meeting of the Board. We are required to maintain a register of declared interests, which must be available for shareholder inspection.

Subject to certain exceptions, under the Articles of Association, directors are not entitled to vote or be counted in the quorum at any meeting of the Board on any resolution concerning a matter in which he or she has, directly or indirectly, an interest which is material or a duty which conflicts or may conflict with our interests. Notwithstanding the above, no director shall be prevented by his or her office from contracting with us in relation to any commitment that has been duly approved by the Board.

Under the Articles of Association, provided he or she has disclosed the nature and extent of their interest to the Board, a director (i) may be a party to, or otherwise interested in, any transaction or arrangement with us and (ii) may be a director of, other officer of, employed by or otherwise interested in, any company promoted by us or in which we are interested and such director will not be accountable to us for any remuneration received from such employment or other interest. The Articles of Association further provide that (i) no director will be prevented from contracting with us because of his or her position as a director, (ii) any contract entered into between a director and us will not be subject to avoidance, and (iii) no director will be liable to account to us for any profits realized by virtue of any contract between such director and us because the director holds such office or the fiduciary relationship established thereby, provided that director has declared the nature of his or her interest in such contract or transaction to the Board and the contract or transaction is approved by a majority of the disinterested directors.

Borrowing Powers

Pursuant to our Articles of Association, among the directors’ powers are the right to borrow or raise money and to mortgage or charge our undertaking, property, assets and uncalled capital or any part thereof, and to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of us or of any third party, without any limitation as to amount.

Retirement

At each annual general meeting every director is required to retire from office and may offer themselves for re-election. A director retiring at a meeting shall retain office until a replacement is appointed or, if no

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

replacement is appointed, the close of that meeting (including any adjournment thereof). If the vacancy created by a retiring director is not filled at the meeting at which such director retires, the director, if willing to act, shall be deemed to have been re-appointed, unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and cost. Every director retiring at an annual general meeting shall be eligible to stand for re-election at an annual general meeting.

Additionally, under the Articles of Association, a director shall be disqualified and removed if:

(a)	he or she is restricted or disqualified from acting as a director of any company under the provisions of Part 14 of the Irish Companies Act;

(b)	he or she becomes bankrupt or makes any arrangement or composition with his or her creditors generally;

(c)	in the opinion of a majority of his or her co-directors, he or she becomes incapable by reason of mental disorder of discharging his or her duties as a director;

(d)	(not being a director holding for a fixed term an executive office in his capacity as a director) he or she resigns his or her office by notice to us;

(e)	he or she is convicted of an indictable offence, unless the directors otherwise determine;

(f)

he or she shall have been absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and his or her alternate director (if any) shall not have attended any such meeting in his or her place during such period, and the directors pass a resolution that by reason of such absence he or she has vacated office;

(g)	he or she is required in writing by all his or her co-directors to resign; or

(h)	he or she attains 75 years of age.

No Share Qualification

Directors are not required to be shareholders in Flutter.

Shares

Dividends and Other Distributions

Under Irish law, dividends and distributions may only be made from profits available for distribution, also known as “distributable reserves.” Distributable reserves, broadly, means our accumulated realized profits less our accumulated realized losses, and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless our net assets are equal to, or in excess of, the aggregate of our called up share capital plus undistributable reserves, and the distribution does not reduce our net assets below such aggregate. Undistributable reserves include the share premium account, the par value of shares acquired by us, the amount by which our accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed our accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital and any other reserve which we are prohibited from distributing.

The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to our “relevant financial statements.” The “relevant financial statements” will be either the last set of unconsolidated annual audited financial statements laid before a meeting of shareholders or unconsolidated interim unaudited financial statements which have been filed in the Companies Registration Office of Ireland (the official public registry for companies in Ireland), in each case prepared prior to the declaration of a dividend prepared in accordance with the Irish Companies Act, which give a “true and fair view” of our unconsolidated financial position and accord with accepted accounting practice in Ireland.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The mechanism as to who declares a dividend and when a dividend shall become payable is governed by our Articles of Association, which authorize the directors to declare such interim dividends as appear justified from our profits without the approval of the shareholders at a general meeting. The Board may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Although the shareholders may direct, upon the recommendation of our directors, that the payment of a dividend declared at a general meeting be made by distribution of assets, shares or cash, no dividend issued may exceed the amount recommended by the directors. The directors may also direct payment or satisfaction of any dividend or other distribution wholly or in part by the distribution of assets.

Voting Rights

If at any time our ordinary shares are admitted to the central securities depository operated by DTC (i.e., while we remain listed on the NYSE), a resolution put to the vote of any general meeting must be decided on a poll. At any other time, a resolution put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands, a poll is duly demanded. A poll may be demanded by (i) the Board Chair, (ii) at least three shareholders present in person or by proxy having the right to vote at the meeting, (iii) by any shareholder or shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting, or (iv) by a shareholder or shareholders present in person or by proxy holding shares in Flutter conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Any poll shall be taken in such manner as the Board Chair may direct.

Where voting at a general meeting is done by way of a poll, each shareholder present is entitled to one vote for each share that he or she holds as of the record date for the meeting. Where voting is by way of a show of hands at a general meeting, every shareholder as of the record date for the meeting who is present in person and every proxy shall have one vote.

The presence, in person or by proxy or as a duly authorized representative of a corporate shareholder, of two or more persons entitled to vote upon the business to be transacted, constitutes a quorum for the conduct of business at a general meeting. No business may take place at a general meeting if a quorum is not present in person or by proxy.

Under the Irish Companies Act, any shareholder of a company who is entitled to attend and vote at a meeting of Flutter Entertainment plc is entitled to appoint another person (whether a shareholder or not) as his or her proxy to attend and vote instead of him or her. A proxy so appointed has the same rights as the shareholder to speak at the meeting and to vote on a show of hands and on a poll. The appointment of a proxy does not preclude a shareholder from attending and voting in person at a meeting. Under the Articles of Association, shareholders may appoint more than one proxy in respect of any general meeting provided that each proxy must be appointed to exercise the rights attached to different shares held by that shareholder.

Irish company law requires special resolutions of the shareholders at a general meeting to approve certain matters. A special resolution requires the approval of not less than 75% of votes cast, in person or by proxy, at a general meeting at which a quorum is present. Examples of matters requiring special resolutions include:

•	amending our Articles of Association;

•	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or a person connected with a director;

•	opting out of statutory preemption rights on the issuance of new shares;

•	re-registration from a public limited company to a private company;

•	purchase of own shares off-market;

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•	reduction of issued share capital;

•	sanctioning a compromise/scheme of arrangement;

•	resolving that Flutter be wound up by the Irish courts;

•	resolving in favor of a shareholders’ voluntary winding-up;

•	re-designation of shares into different share classes;

•	setting the re-issue price of treasury shares; and

•	variation of class rights attaching to classes of shares (where our Articles of Association do not provide otherwise).

Capitalization of Distributable and Non-distributable Reserves

Upon recommendation of the Board, our shareholders may, by ordinary resolution (being approval by a simple majority of the votes cast by shareholders in person or by proxy at a general meeting of shareholders), authorize the Board to capitalize any sum for the time being standing to the credit of any of our reserves (including any capital redemption reserve fund, share premium account or any undenominated capital) or to the credit of our profit and loss account (whether or not such sum is available for distribution) by applying such sum in paying up in full unissued shares to be allotted to shareholders as fully paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Liquidation Rights

The Articles of Association provide that if Flutter is wound up and the assets available for distribution among the shareholders are insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively. If in a winding up, the assets available for distribution to the shareholders will be more than sufficient to repay the whole of share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the shareholders in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively. The holders of any shares carrying special or preferred terms (if any have been allotted) may have the right to priority in a dissolution or winding up. No such shares are in issue on the date of this registration statement.

Share Redemptions and Repurchases

Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. We cannot purchase any of our own shares if, as a result of such purchase, the nominal value of our issued share capital which is not redeemable would be less than 10% of the nominal value of our total issued share capital. All redeemable shares must also be fully paid in order to be redeemed. Redeemable shares may, upon redemption, be cancelled or held in treasury at our option.

The nominal value of treasury shares held by us or a subsidiary of ours at any time must not exceed 10% of our company capital (consisting of the aggregate of the par value and share premium in respect of the allotment of our shares together with certain elements of our undenominated capital arising on the acquisition of shares by us). While we or a subsidiary of ours holds shares as treasury shares, we or such subsidiary cannot exercise any voting rights in respect of those shares. We may cancel or reissue treasury shares subject to certain conditions.

Under Irish law, an Irish company may purchase its own shares either on a recognized securities market (an “on-market” purchase) or otherwise than on a recognized securities market (an “off-market” purchase), subject to the provisions of the Irish Companies Act. Under our Articles of Association, a special resolution of our

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

shareholders is required to allow us to make on-market purchases of our ordinary shares generally. As long as this authority has been granted and is in effect, no specific shareholder authority for a particular on-market purchase of our ordinary shares is required. At the 2023 AGM, shareholders authorized us to make purchases of up to a maximum of 17,641,360 ordinary shares (representing approximately 10% of our issued share capital (excluding treasury shares) as at the date of the notice of the 2023 AGM). Such authorization will expire at the earlier of the close of our 2024 Annual General Meeting or the close of business on July 27, 2024, and we expect to seek to renew such authority at subsequent annual general meetings. In order for us or a subsidiary of ours to make an on-market purchase of our shares, such shares must be purchased on a “securities market” (as defined in the Irish Companies Act) which has been recognized for the purposes of the Irish Companies Act. The LSE and NYSE, on which our shares are listed, are recognized securities markets for this purpose. For an off-market purchase by us or a subsidiary of ours, the proposed purchase contract must be specifically authorized by special resolution of our shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution, and, from the date of the notice of the meeting at which the resolution approving the contract is to be proposed, the purchase contract must be on display or must be available for inspection by shareholders at our registered office.

Lien and Forfeiture

The Articles of Association provide that we will have a first and paramount lien on every share that is not a fully paid up share for all amounts payable at a fixed time or called in respect of that share. Subject to the terms of their allotment, the directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made by the date specified in the notice demanding payment, the shares may be forfeited and ultimately sold. These provisions are standard inclusions in the articles of association of an Irish public limited company, such as us.

Ownership of Shares by Non-Irish Persons

There are no provisions in the Articles of Association that restrict non-resident or overseas shareholders from holding shares or from exercising voting rights attaching to shares.

Suspension of Rights of Members and Disposal of Shares

The Articles of Association provide that certain rights of shareholders may be suspended and we may require the disposal of shares held by such shareholders in certain circumstances, including where any Gaming Regulatory Authority (as defined in the Articles of Association) informs us that any shareholder or any person interested or believed to be interested in our shares is, for whatever reason, unsuitable to be a person interested in our shares, not licensed or qualified to be a person interested in our shares or disqualified as a holder of interests in Flutter, in each case under any legislation regulating the operation of any betting or gaming activity undertaken or to be undertaken by us or where any Gaming Regulatory Authority has refused, revoked, cancelled, opposed or imposed any material condition or limitation on (or indicated that it is likely to do any of the foregoing) the grant, renewal or the continuance of any registration, license, approval, finding of suitability, consent or certificate required by any legislation regulating the operation of any betting or gaming activity or any activity ancillary or related thereto undertaken or to be undertaken by us by reason, in whole or in part, of the interest of any person or persons in our shares (or by its belief as to the interest of any person or persons in such shares).

Preemption Rights

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro rata basis, commonly referred to as the statutory preemption right. Our shareholders may opt out of these statutory preemption rights by special resolution adopted by the shareholders at

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

a general meeting, for a maximum of five years before requiring renewal. If the opt-out is not renewed, new equity securities allotted for cash must be offered to our existing shareholders on a pro rata basis to their existing shareholding before the shares may be allotted to any new shareholders. Statutory preemption rights do not apply (i) where equity securities are allotted for non-cash consideration (such as in a share-for-share acquisition), (ii) to the allotment of non-equity securities (that is, securities that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are allotted pursuant to an employees’ share scheme or similar equity plan.

At the 2023 AGM, shareholders opted out of statutory preemption rights in respect of any allotment of new shares for cash for (i) up to 8,820,680 new ordinary shares (representing approximately 5% of our issued share capital as at the date of the notice of the 2023 AGM) and (ii) up to an additional 8,820,680 new ordinary shares (representing approximately 5% of our issued share capital as at the date of the notice of the 2023 AGM), provided the proceeds of any such allotment as is referenced in sub-paragraph (ii) are to be used only for the purposes of financing (or refinancing) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Preemption Rights. This authorization will expire at the earlier of the close of our 2024 annual general meeting or the close of business on July 27, 2024. We expect to seek to renew such authority at subsequent annual general meetings.

Disclosure of Shareholdings

Under the Irish Companies Act, there is a notification requirement for shareholders who become or cease to be interested in 3% of the shares of an Irish public limited company. Our shareholders must notify us if, as a result of a transaction, the shareholder will become interested in 3% or more of our shares or if, as a result of a transaction, a shareholder who was interested in 3% or more of our shares ceases to be so interested. Where a shareholder is interested in 3% or more of our shares, the shareholder must notify us of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures should be notified to us within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any of our shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the Irish High Court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, under the Irish Companies Act, we may, by notice in writing, require a person whom we know or have reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in our relevant share capital to: (i) indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in our ordinary shares, to provide additional information, including the person’s own past or present interests in our shares. If the recipient of such a notice fails to respond within the reasonable time period specified in the notice, we may apply to the Irish High Court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Irish Companies Act, as follows:

•	any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, will be void;

•	no voting rights will be exercisable in respect of those shares;

•	no further shares will be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

•	no payment will be made of any sums due from us on those shares, whether in respect of capital or otherwise.

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Where our shares are subject to these restrictions, the Irish High Court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

The Articles of Association provide that, where the recipient of a notice issued under the Irish Companies Act fails to respond within 28 days from the date of service of the notice (unless the affected shares represent at least 0.25% of the nominal value of the issued shares of that class, in which circumstances the prescribed period is 14 days from the date of the notice) the directors may, in their absolute discretion, direct that in respect of the affected shares the shareholder shall not be entitled to attend or vote at a general meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of Flutter. In addition, where the affected shares represent at least 0.25% of the nominal value of the issued shares of the class concerned, the directors may direct other restrictions, including on transfer and the right to receive payments.

In the event we are in an offer period pursuant to the Irish Takeover Rules, enhanced disclosure provisions apply for persons holding an interest in our securities of 1.0% or more.

Changes in Capital and Allotment of Securities

Our authorized share capital may be increased by way of an ordinary resolution of shareholders. Under Irish law, the directors of a company may be authorized to issue new equity securities up to the maximum prescribed by its authorized share capital. The directors may issue new ordinary shares without specific shareholder approval if authorized to do so generally by the company’s articles of association or an ordinary resolution adopted by the shareholders at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it will lapse unless renewed by the shareholders of the company by an ordinary resolution.

At the 2023 AGM, shareholders authorized the Board to allot (i) up to 58,804,535 new ordinary shares (representing approximately 33.33% of our issued share capital as at the date of the notice of the 2023 AGM) and (ii) up to 117,609,070 new ordinary shares (inclusive of any shares issued pursuant to sub-paragraph (i)) (representing approximately 66.66% of our issued share capital as at the date of the notice of the 2023 AGM) provided any shares allotted pursuant to sub-paragraph (ii) are offered by way of a rights issue or other preemptive issue. The authorization granted by shareholders will expire at the earlier of our next annual general meeting or July 27, 2024 (if earlier). We expect to seek to renew such authority at subsequent annual general meetings.

Notwithstanding this authority, under the Irish Takeover Rules our Board would not be permitted to issue any shares during a period when an offer has been made for us or is reasonably believed to be imminent unless the issue is (i) approved by shareholders at a general meeting, (ii) consented to by the Irish Takeover Panel on the basis it would not constitute action frustrating the offer, (iii) consented to by the Irish Takeover Panel and approved by the holders of more than 50% of our voting rights, (iv) consented to by the Irish Takeover Panel in circumstances where a contract for the issue of the shares had been entered into prior to that period, or (v) consented to by the Irish Takeover Panel in circumstances where the issue of the shares was decided by our Board prior to that period and either action has been taken to implement the issuance (whether in part or in full) prior to such period or the issuance was otherwise in the ordinary course of business.

Under the Articles of Association, the Board may issue new shares with such rights or restrictions as may be determined by ordinary resolution of our shareholders. Irish law does not recognize fractional shares held of record; accordingly, our Articles of Association do not provide for the issuance of fractional shares, and our official Irish register of members will not reflect any fractional shares.

Variation of Rights

Any variation or abrogation of the rights attaching to any class of our issued shares must be approved by special resolution of shareholders of the affected class passed at a separate general meeting of the holders of the

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shares of that class or with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class. The quorum at any such separate general meeting, other than an adjourned meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and the quorum at an adjourned meeting shall be one person holding shares of the class in question or his or her proxy.

We may only amend our Articles of Association by the passing of a special resolution of shareholders.

Annual General Meetings of Shareholders

We are required to hold annual general meetings at intervals of no more than 15 months after the previous annual general meeting, provided that an annual general meeting is held in each calendar year. Each general meeting shall be held at such time and place as designated by the Board and as specified in the notice of meeting.

The Articles of Association provide that shareholder meetings may be held outside of Ireland (subject to compliance with the Irish Companies Act). Where a company holds its annual general meeting or extraordinary general meeting outside of Ireland, the Irish Companies Act requires that the company, at its own expense, make all necessary arrangements to ensure that members can by technological means participate in the meeting without leaving Ireland (unless all of the members entitled to attend and vote at the meeting consent in writing to the meeting being held outside of Ireland).

Notice of an annual general meeting must be given to all shareholders and to our statutory auditors, directors and company secretary. The Articles of Association provide for a minimum notice period of 21 clear days for an annual general meeting, the minimum permitted under Irish law.

The only matters which must, as a matter of Irish company law and our Articles of Association, be transacted at an annual general meeting are the consideration of our statutory financial statements for the previous financial year and the reports of the directors and auditors thereon, the review by our shareholders of the company’s affairs, the election and re-election of directors (as appropriate), the appointment or re-appointment of our statutory auditors and the fixing of the statutory auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of our statutory auditor at an annual general meeting, the previous auditor will be deemed to have continued in office.

The Articles of Association provide that no person other than a director retiring at a general meeting shall be appointed as a director at that meeting unless (i) he or she is recommended by the directors or (ii) notice of the intention to propose such person has been furnished to us not less than seven and not more than 42 clear days before the day appointed for the general meeting at which the proposal will be voted on. The notice must state the particulars which would be required to be included in our register of directors (if that person were appointed as a director) together with a notice executed by the proposed candidate of his or her willingness to act.

Extraordinary General Meetings of Shareholders

Our extraordinary general meetings may be convened by (i) the Board, (ii) on requisition of the shareholders holding not less than 10% of our paid up share capital carrying voting rights (provided our shares are not admitted to trading on any regulated market in any member state of the European Union), (iii) in certain circumstances, on requisition of our auditors; or (iv) in exceptional cases, by order of the Irish High Court.

Notice of an extraordinary general meeting must be given to all shareholders and to our statutory auditors, directors and company secretary. An extraordinary general meeting for the purpose of considering a special resolution must be convened on not less than 21 clear days’ notice. Any other extraordinary meeting must also be called by not less than 21 clear days’ notice, except that it may be called by 14 clear days’ notice where (i) all holders who hold shares that carry rights to vote at the meeting are permitted to vote by electronic means either

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before and/or at the meeting; and (ii) a special resolution reducing the period of notice to 14 clear days has been passed at the immediately preceding annual general meeting, or at a general meeting held since that meeting.

Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting, only such business will be conducted as is set forth in the notice thereof or is proposed pursuant to and in accordance with the procedures and requirements set out in our Articles of Association.

If our directors become aware that our net assets are half or less of the amount of our called up share capital, our directors must convene an extraordinary general meeting of our shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Shareholder Approval of Significant Transactions

Shareholder approval in connection with a business combination or other transaction involving Flutter is required in the following situations:

•

in connection with a takeover or other transaction proposed by scheme of arrangement, both (i) a court order from the Irish High Court and; (ii) the approval of a majority in number, representing 75% in value, of each class of shareholders participating in the scheme who are present and voting in person or by proxy at a meeting called to approve such a scheme would be required;

•

in connection with a takeover offer for the beneficial ownership of all shares of Flutter in issue at any time (other than those shares already beneficially held by the offeror), the holders of 80% or more of the shares the subject of the offer would be required to accept the offer in order for the offeror to be statutorily entitled to require the remaining shareholders to transfer their shares;

•

in connection with an acquisition of Flutter by way of a merger with a European Economic Area company under European Union Company Law Directive 2017/1132 (as amended) and the European Union (Cross-Border Conversions, Mergers and Divisions) Regulations 2023 of Ireland (as amended) both (i) a court order from the Irish High Court and (ii) a special resolution of shareholders would be required;

•

in connection with any proposed transaction which constitutes a Class 1 transaction or related party transaction that triggers the relevant class test threshold for the purposes of the UK Listing Rules (including any reverse takeover or other proposed transaction which would result in a fundamental change in our business), an ordinary resolution of shareholders would be required; and

•

in connection with a merger with another Irish incorporated company under Chapter 16 of Part 17 of the Companies Act or a division of Flutter pursuant to Chapter 17 of Part 17 of the Companies Act, both (i) a court order from the High Court of Ireland and (ii) a special resolution of shareholders would be required (in either case).

Other Irish Law Considerations

Citizenship and Residency of Directors

Under the Companies Act, at least one director of a public limited company must be resident in the European Economic Area, unless the company has in place a bond to cover the payment of certain fines which may become payable by the company.

Indemnification of Officers and Directors

Irish law strictly prohibits an Irish company from indemnifying its directors, company secretary or other officers where they have acted negligently, in default, in breach of duty or in breach of trust. Notwithstanding

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this prohibition, an Irish company may confer an indemnity on its directors and officers which permits the company to pay the costs of the directors, company secretary or other officer who has successfully defended a civil or criminal action, or where a court has granted relief on the basis that the director, company secretary or other officer acted honestly and reasonably and ought to be excused. Any provision for indemnification to a greater extent than is permitted under Irish law is void, whether contained in a constitution or any contract between the director and the Irish company. This restriction does not apply to executives who are not our directors, the company secretary or other officers.

Pursuant to the Articles of Association, our directors, secretary and other officers are entitled to be indemnified by us to the extent permitted by Irish law. We have also entered into customary indemnification arrangements with our directors, company secretary and certain officers of Flutter and our subsidiaries, which comply with Irish law. Directors’ and officers’ insurance is permitted under Irish law and the Articles of Association provide that we have the power to purchase and maintain such insurance for the benefit of any persons who are or were at any time our directors, officers or employees.

Limitation on Director and Officer Liability

Under Irish law, a company may not exempt its directors or other officers from liability for negligence, default, breach of trust or breach of duty. However, where negligence, default, breach of trust or breach of duty have been established, directors or other officers may be statutorily exempted by an Irish court from personal liability for the negligence, default, breach of trust or breach of duty concerned if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result.

Under Irish law, shareholders may not agree to exempt a director or other officer from any claim or right of action a shareholder may have, whether individually or in the right of a company, on account of any action taken or the failure to take any action in the performance of such director’s or officer’s duties to the company.

Shareholder Suits

In Ireland, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on our behalf. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against us would otherwise go unredressed. The cause of action may be against a director, another person or both.

A shareholder may also bring proceedings against us in his or her own name where the shareholder alleges that his or her rights have been infringed or where our affairs are being conducted, or the powers of the board of directors are being exercised, in a manner oppressive to any shareholder or shareholders or in disregard of their interests as shareholders. Oppression connotes conduct that is burdensome, harsh or wrong. This is an Irish statutory remedy under Section 212 of the Irish Companies Act and the court can grant any order it sees fit, including providing for the purchase or transfer of the shares of any shareholder.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of our Articles of Association; (ii) inspect and obtain copies of the minutes of general meetings and any resolutions; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by us; (iv) inspect copies of directors’ service contracts where the unexpired portion of the term for which the contract is to be in force is three years or more or where the contract cannot, within the next ensuing three years, be terminated by the company without payment of compensation; (v) inspect copies of instruments creating charges; (vi) receive copies of statutory financial statements and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (vii) receive

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financial statements of a subsidiary company of ours which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. Our auditors will also have the right to inspect all of our books, records and vouchers. The auditors’ report must be circulated to the shareholders with our financial statements prepared in accordance with Irish law with the notice of annual general meeting and must be presented to our shareholders at our annual general meeting.

Acquisitions

There are a number of mechanisms for acquiring an Irish public limited company, including:

•

a court-approved scheme of arrangement under the Irish Companies Act. A scheme of arrangement with one or more classes of shareholders requires a court order from the Irish High Court and the approval of the shareholders of each participating class representing a majority in number and 75% in value of the shares of such participating class held by the shareholders present in person or by proxy and voting on the scheme of arrangement, in each case at the relevant meeting or meetings. The quorum for the meeting is two persons present in person or by proxy representing each participating class of shareholder. A scheme of arrangement, if authorized by the shareholders of each participating class and the court, is binding on all of the shareholders of each participating class;

•

through a tender or takeover offer by a third party, in accordance with the Irish Takeover Rules (as defined below) and the Irish Companies Act, for all of our shares. Where the holders of 80% or more of our shares (excluding any shares already beneficially owned by the offeror) have accepted an offer for their shares, the remaining shareholders may also be statutorily required to transfer their shares, unless, within one month, the non-tendering shareholders obtain an Irish court order otherwise providing. If the offeror has acquired acceptances of 80% of all of our shares but does not exercise its “squeeze-out” right, then the non-accepting shareholders also have a statutory right to require the offeror to acquire their shares on the same terms as the original offer, or on such term as an Irish court, on application of the non-tendering shareholder, may order. If our shares were to be listed on Euronext Dublin or another regulated market in the European Union, the aforementioned 80% threshold would be increased to 90%;

•

by way of a transaction with a company incorporated in the European Economic Area which includes all member states of the European Union and Norway, Iceland and Liechtenstein (EEA) under the European Union (Cross-Border Conversions, Mergers and Divisions) Regulations 2023 (as amended). Such a transaction must be approved by a special resolution and by the Irish High Court. If we are being merged with another EEA company under Directive 2017/1132 (as amended) and the consideration payable to our shareholders is not all in the form of cash, our shareholders may be entitled to require their shares to be acquired at fair value; and

•	by way of a merger with another Irish company under the Irish Companies Act which must be approved by a special resolution and by the Irish High Court.

Appraisal Rights / Dissent Rights

Generally, under Irish law, shareholders of an Irish company do not have statutory appraisal rights. If we are being merged as the transferor company with another EEA company under the European Union (Cross-Border Conversions, Mergers and Divisions) Regulations 2023 (as amended) or if we are being merged with another Irish company under the Irish Companies Act, (i) any of our shareholders who voted against the special resolution approving the merger or (ii) if 90% of our shares are held by the successor company, any other of our shareholders, may be entitled to require that the successor company acquire its shares for cash.

Irish Takeover Rules

A transaction in which a third party seeks to acquire 30% or more of our voting rights will be governed by the Irish Takeover Panel Act 1997, and the Irish Takeover Rules made thereunder, and will be regulated by the

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Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following General Principles, which will apply to any transaction regulated by the Irish Takeover Panel:

•

in the event of an offer, all holders of securities of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•

the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; in addition, where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

•	the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

•

false markets must not be created in the securities of the target company, the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

•

an offeror must announce an offer only after ensuring that he or she can fulfill in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•	a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

•

a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

Under certain circumstances, a person who acquires shares or other of our voting rights may be required under the Irish Takeover Rules to make a mandatory cash offer for our remaining outstanding shares at a price not less than the highest price paid for the shares by the acquirer (or any parties acting in concert with the acquirer) during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of shares would (i) increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of our voting rights, or (ii) in the case of a person holding (together with its concert parties) shares representing 30% or more of our voting rights, after giving effect to the acquisition, increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

A voluntary offer is an offer that is not a mandatory offer. If a person makes a voluntary offer to acquire outstanding ordinary shares of ours, the offer price must be no less than the highest price paid for our shares by that person or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

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If an offeror or any party acting in concert with it has acquired ordinary shares of Flutter (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of our total ordinary shares or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per ordinary share must not be less than the highest price paid by the offeror or any party acting in concert with it during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to an offeror who, together with any party acting in concert with it, has acquired less than 10% of our total ordinary shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or possible offer. Where an offer period is commenced by the announcement of a possible offer, the potential offeror must, by no later than 42 days following the date of the possible offer announcement, either (i) announce a firm intention to make an offer for us in accordance with Rule 2.7 of the Irish Takeover Rules or (ii) announce that it does not intend to make such an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Irish Takeover Rule applies. This deadline can be extended at our request with the consent of the Irish Takeover Panel in accordance with Rule 2.6(c) of the Irish Takeover Rules.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of our voting rights. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of our voting rights is prohibited if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of our voting rights, and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish Takeover Rules, our Board is not permitted to take any action which might frustrate an offer for our shares once our Board has received an approach which may lead to an offer or has reason to believe an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities or redemption or repurchase of shares, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the Board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

•	the action is approved by our shareholders at a general meeting;

•	the Irish Takeover Panel has given its consent, where:

•	it is satisfied the action would not constitute frustrating action;

•	our shareholders that hold 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

•	the action is taken in accordance with a contract entered into prior to the announcement of the offer; or

•	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

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Insider Dealing

The Irish Takeover Rules also provide that no person, other than the offeror, who is privy to confidential price-sensitive information concerning an offer made in respect of the acquisition of a company (or a class of its securities) or a contemplated offer shall deal in relevant securities of the target during the period from the time at which such person first has reason to suppose that such an offer, or an approach with a view to such an offer being made, is contemplated to the time of (i) the announcement of such offer or approach or (ii) the termination of discussions relating to such offer, whichever is earlier.

Settlement and Dealings in Ordinary Shares Following Listing on the

Uncertificated Shareholders

Shareholders Holding Indirect Interests in Ordinary Shares Through CREST Depositary Interests Prior to the U.S. Listing

Pursuant to the Articles of Association, immediately prior to or upon the listing of the ordinary shares on the NYSE becoming effective, legal title to the ordinary shares which are held indirectly in uncertificated form through a nominated CREST participant (in the form of CREST depositary interests) at the U.S. Listing Record Date (being the date and time by reference to which ordinary shares subject to the listing and the transfer provisions in the Articles of Association will be determined) will automatically be transferred to Cede & Co. in its capacity as nominee for the DTC system, without any change to the underlying beneficial ownership of the relevant shares. In order to enable such holders to continue to transfer and settle their interests in shares through the CREST system after the U.S. listing takes effect in substantially the same manner in which they did prior to the U.S. listing becoming effective, such shareholders will receive depositary interests through the CREST system representing ordinary shares (“Flutter DIs”) on a one for one basis. Accordingly, after the U.S. listing becomes effective, uncertificated shareholders will instead be able to transfer and settle their interests in the ordinary shares in CREST accounts in the form of Flutter DIs.

Shareholders Holding Indirect Interests in Ordinary Shares Though Euroclear Bank Participants (Other Than Through CREST Depositary Interests) Prior to the U.S. Listing

Pursuant to the Articles of Association, immediately prior to or upon the listing of the ordinary shares on the NYSE becoming effective, legal title to the ordinary shares which are held indirectly in uncertificated form through a nominated Euroclear Bank participant (but which are not represented by CREST Depositary Interests) at the U.S. Listing Record Date will be transferred to the relevant Euroclear Bank participants interested in those ordinary shares (without any change to the underlying ultimate beneficial ownership of the relevant ordinary shares), and such Euroclear Bank participants will be recorded as the registered holders of the relevant ordinary shares, to be held in “registered form” on our register of members. The relevant Euroclear Bank participants will be issued with a statement from our transfer agent, confirming their holding of ordinary shares and will be entitled to retain their shares directly in “registered form” or, subject to compliance with applicable securities laws, take steps to deposit and hold their shares indirectly through DTC or the CREST system (in the form of Flutter DIs).

Former Euroclear Bank participants receiving ordinary shares in “registered form” may not be able to immediately transact or settle trades in respect of ordinary shares on a stock exchange until such time as (i) their holding statement is received and (ii) their holding of ordinary shares is subsequently transferred, by them, to Cede & Co. (as nominee for DTC) through a physical stock transfer form, and such former Euroclear Bank participants subsequently receive indirect interests in those ordinary shares through their nominated DTC participant account or their nominated CREST participant account (in the form of Flutter DIs) (as applicable).

In advance of the U.S. Listing Record Date, the Euroclear Bank participants will have the ability to either (i) reposition their holding of interests in Flutter shares in the form of CREST depository interests (following

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which their holding of interests in Flutter shares will be dealt with in the same manner as other holdings of interests in Flutter shares held indirectly through CREST accounts on the U.S. Listing Record Date as further described above) or (ii) withdraw their holding of interests in Flutter shares from the Euroclear system directly into the names of the underlying beneficial holders (or their nominee) as the registered holder of the relevant Flutter shares (following which such holdings of Flutter shares will be dealt with in the same manner as Flutter shares held directly in certificated form as further described below).

In addition, following the listing of our ordinary shares on the NYSE becoming effective, our transfer agent will require the execution of a specific stock transfer form together with a medallion signature guarantee for a transfer of Flutter’s ordinary shares by a person holding in “registered form” to (i) another person holding in “registered form,” (ii) a broker holding shares on behalf of that person in CREST in the form of Flutter DIs, or (iii) a broker holding shares on behalf of that person through DTC (save for in circumstances where such ordinary shares are transferred by a U.S. resident shareholder and the total account value for such shares is equal to less than $10,000, and/or in certain circumstances as the transfer agent may determine from time to time). This may result in additional costs and delays in transferring such ordinary shares. A medallion signature guarantee may be obtained from a U.S. bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion program recognized by the Securities Transfer Association (“STA”). Flutter shareholders may consult https://www.computershare.com/us/what-is-a-medallion-guarantee for information on possible overseas providers of medallion signature guarantees. Signature guarantees from financial institutions that are not participating in a recognized medallion program will not be accepted. A notary public cannot provide signature guarantees. Holders of Flutter shares in “registered form” can contact the transfer agent for further information.

Certificated Shareholders

Pursuant to the Articles of Association, shareholders who hold their ordinary shares in certificated form on the U.S. Listing Record Date will continue to hold their ordinary shares directly and legal title to their ordinary shares will not be transferred to and deposited with Cede & Co. and/or DTC. However, their existing share certificates will be cancelled and replaced by corresponding paperless book entry interests on our register of members maintained by our transfer agent at that time. Such shareholders will be issued with a statement from our transfer agent, confirming their holding of ordinary shares and will be entitled to retain their shares directly in “registered form” or, subject to compliance with applicable securities laws, take steps to deposit and hold their shares indirectly through DTC or the CREST system (in the form of Flutter DIs).

Former certificated shareholders receiving ordinary shares in “registered form” may not be able to immediately transact or settle trades in respect of ordinary shares on a stock exchange until such time as (i) their holding statement is received and (ii) their holding of ordinary shares is subsequently transferred, by them, to Cede & Co. (as nominee for DTC) through a physical stock transfer form, and such former certificated shareholders subsequently receive indirect interests in those ordinary shares through their nominated DTC participant account or their nominated CREST participant account (in the form of Flutter DIs) (as applicable).

In addition, following the listing of our ordinary shares on the NYSE becoming effective, our transfer agent will require the execution of a specific stock transfer form together with a medallion signature guarantee for a transfer of Flutter’s ordinary shares by a person holding in “registered form” to (i) another person holding in “registered form,” (ii) a broker holding shares on behalf of that person in CREST in the form of Flutter DIs, or (iii) a broker holding shares on behalf of that person through DTC (save for in circumstances where such ordinary shares are transferred by a U.S. resident shareholder and the total account value for such shares is equal to less than $10,000, and/or in certain circumstances as the transfer agent may determine from time to time). This may result in additional costs and delays in transferring such ordinary shares. A medallion signature guarantee may be obtained from a U.S. bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion program recognized by the STA. Flutter shareholders may consult https://www.computershare.com/us/what-is-a-medallion-guarantee for information on possible overseas

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providers of medallion signature guarantees. Signature guarantees from financial institutions that are not participating in a recognized medallion program will not be accepted. A notary public cannot provide signature guarantees. Holders of Flutter shares in “registered form” can contact the transfer agent for further information.

Restricted Shareholders

Certain ordinary shares, by reason of the application of U.S. federal securities laws, the rules and regulations of DTC or other applicable law, may be incapable of or ineligible for admission to the DTC clearing system (“Restricted Shares”). Pursuant to the Articles of Association, the Board is authorized to make such arrangements as it, acting in its absolute discretion, considers necessary, desirable or appropriate to ensure that, following the U.S. listing, such Restricted Shares are held in a manner that is compliant in the context of the listing.

Comparison of United States and Irish Corporate Law

Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Irish law:

Corporate Law Issue	Delaware Law	Irish Law
Number of Directors	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.	The Irish Companies Act provides for a minimum of two directors for a public limited company. The Articles of Association provide for a minimum of four directors and a maximum of fifteen. Our shareholders may from time to time increase or reduce the maximum or minimum number of directors (subject to the minimum prescribed by the Irish Companies Act) by a simple majority of the votes cast at a general meeting of our shareholders, referred to under Irish law as an “ordinary resolution.” Our Board determines the number of directors within the range of four to fifteen.

Removal of Directors	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause; or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be	The Irish Companies Act provides that, notwithstanding anything contained in the Articles of Association or in any agreement between us and a director, our shareholders may, by ordinary resolution, remove a director from office before the expiration of his or her term; provided that notice of the intention to move any such resolution must be given to us not less than 28 days before the meeting at which the director is to be removed, and the director is entitled to be heard at such

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removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

meeting. Any meeting at which it is proposed to remove a director by ordinary resolution must be convened on not less than 21 clear days’ notice.

The power of removal is without prejudice to any claim for damages for breach of contract (e.g., breach of employment contract) that the director may have against us in respect of his or her removal. The Articles of Association also provide that the office of a director will also be vacated if the director is restricted or disqualified to act as a director under the Irish Companies Act; becomes bankrupt; becomes, in the opinion of the majority of the other directors, incapable by reason of mental disorder of discharging his or her duties as a director; resigns his or her office by notice to us; he or she is convicted of an indictable offence at the discretion of the Board; has been absent from meetings of the Board for more than 6 consecutive months without permission of the Board and his or her alternative director (if any) did not attend such meetings in his or her place and the Board resolves that his or her office is vacated by reason of absence; is required in writing by all of the other directors to resign; or attains 75 years of age.

Vacancies on the Board of Directors	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in	Any vacancy on our Board, including a vacancy resulting from an increase in the number of directors or from the death, resignation, retirement, disqualification or removal of a director may be filed by ordinary resolution or by the appointment of the Board (provided the appointment by the Board does not cause the number of directors to exceed the maximum number of

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Corporate Law Issue	Delaware Law	Irish Law
	which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.	directors). Any director appointed by our Board to fill a vacancy shall hold office only until the next following annual general meeting when he or she may stand for election.

Annual General Meeting	Under Delaware law, the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

We are required to hold annual general meetings at intervals of no more than 15 months after the previous annual general meeting, provided that an annual general meeting is held in each calendar year.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are (i) the consideration of our Irish statutory financial statements for the previous year, the report of the directors thereon and the report of the auditors on those statements and that report, (ii) a review by the members of our affairs, (iii) the appointment or re-appointment of our statutory auditors and the fixing of the auditor’s remuneration or delegation of same and (iv) the election or re-election of directors (as appropriate). If no resolution is made in respect of the reappointment of our statutory auditor at an annual general meeting, the previous auditor will be deemed to have continued in office.

General Meeting	Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.	Our extraordinary general meetings may be convened by (i) our Board, (ii) on requisition of shareholders holding not less than 10% of our paid up share capital carrying voting rights, (iii) in certain circumstances, on requisition of our statutory auditors or (iv) in exceptional cases, by order of the Irish High Court. Extraordinary general meetings are generally held for the

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purposes of approving shareholder resolutions as may be required from time to time.

If our directors become aware that our net assets are half or less of the amount of our called up share capital, our directors must convene an extraordinary general meeting of our shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Notice of General Meetings	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Notice of a general meeting must be given to our directors, company secretary, our shareholders and to our auditors. The minimum notice periods are 21 clear days’ notice in writing for an annual general meeting or an extraordinary general meeting to approve a special resolution (approval by not less than 75% of the votes cast in person or by proxy at a general meeting of our shareholders). Any other extraordinary meeting must also be called by at least 21 clear days’ notice, except that it may be called by 14 clear days’ notice where (i) all holders who hold shares that carry rights to vote at the meeting are permitted to vote by electronic means either before and/or at the meeting; and (ii) a special resolution reducing the period of notice to 14 clear days has been passed at the immediately preceding annual general meeting, or at a general meeting held since that meeting.

General meetings may be called by shorter notice, but only with the consent of our auditors and all of our shareholders entitled to attend and vote at that general meeting.

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In the case of an extraordinary general meeting requisitioned by our shareholders, the proposed objects of the meeting must be set out in the requisition notice which must be deposited at our registered office. Upon receipt of this requisition notice, our Board has 21 days to convene a meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If our Board does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting of shareholders, which meeting must be held within three months of the receipt of the requisition notice.

Quorum	Under Delaware law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

The presence, in person or by proxy, or as a duly authorized representative of a corporate shareholder, of two or more persons entitled to vote upon the business to be transacted at the meeting constitutes a quorum at any general meeting of shareholders. In respect of any general meeting of the holders of any separate class of shares, at least one-third in nominal value of the issued shares of the class must be present in person or by proxy in order to constitute a quorum.

If a quorum is not present within half an hour from the time appointed for the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such time and place as our Board may determine.

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If a quorum is not present at the adjourned meeting within half an hour from the time appointed for the meeting, a proxy appointed by a central securities depository (or its nominee(s)) present at the meeting shall be a quorum (in the case of a meeting convened by a resolution of our Board) or the meeting shall be dissolved (in the case of a meeting convened otherwise than by a resolution of our Board). In the case of an adjourned meeting of holders of any separate class of shares, the presence at such adjourned meeting of any one holder in person or by proxy, whatever the amount of their holding, shall be deemed to constitute a quorum. No business other than the appointment of a chair of the meeting may take place at a general meeting if a quorum is not present.

Proxy	Under Delaware law, at any meeting of shareholders, a shareholder may designate another person to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Under Irish law, a shareholder may designate another person to attend, speak and vote at a general meeting of the company on their behalf by proxy, which proxy need not be a shareholder. A proxy so appointed has the same rights as the shareholder to speak at the meeting and to vote on a show of hands and on a poll in accordance with the instructions of the shareholder.

The appointment of a proxy does not preclude a shareholder from attending and voting in person at a meeting. Under the Articles of Association, shareholders may appoint more than one proxy in respect of any general meeting provided that each proxy must be appointed to exercise the rights attached to different shares held by that shareholder.

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Corporate Law Issue	Delaware Law	Irish Law

Issue of New Shares	Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Under the Articles of Association, we may issue shares subject to the maximum authorized share capital contained in the Articles of Association. The authorized share capital may be increased or reduced by a resolution approved by ordinary resolution of our shareholders. As a matter of Irish law, the directors of a company may issue new ordinary shares without specific shareholder approval once authorized generally to do so by its articles of association or by ordinary resolution adopted by its shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it may be renewed by shareholders by an ordinary resolution.

At the 2023 AGM, shareholders authorized the Board to allot (i) up to 58,804,535 new ordinary shares (representing approximately 33.33% of our issued share capital as at the date of the notice of the 2023 AGM) and (ii) up to 117,609,070 new ordinary shares (inclusive of any shares issued pursuant to sub-paragraph (i)) (representing approximately 66.66% of our issued share capital as at the date of the notice of the 2023 AGM) provided any shares allotted pursuant to sub-paragraph (ii) are offered by way of a rights issue or other preemptive issue. The authorization granted by shareholders will expire at the earlier of our next annual general meeting or July 27, 2024 (if earlier). We expect to seek to renew such authority at subsequent annual general meetings.

Preemptive Rights	Under Delaware law, shareholders have no preemptive rights to	Under Irish law, unless otherwise authorized, when an Irish public

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subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

limited company issues shares for cash to new shareholders, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro rata basis, commonly referred to as the statutory preemption right. Our shareholders may opt out of these statutory preemption rights by special resolution adopted by the shareholders at a general meeting, for a maximum of five years before requiring renewal. Statutory preemption rights do not apply (i) where equity securities are allotted for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the allotment of non-equity securities (that is, securities that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are allotted pursuant to an employees’ share scheme or similar equity plan.

At the 2023 AGM, shareholders opted out of statutory preemption rights in respect of any allotment of new shares for cash for (i) up to 8,820,680 new ordinary shares (representing approximately 5% of our issued share capital as at the date of the notice of the 2023 AGM) and (ii) up to an additional 8,820,680 new ordinary shares (representing approximately 5% of our issued share capital as at the date of the notice of the 2023 AGM), provided the proceeds of any such allotment as is referenced in sub-paragraph (ii) are to be used only for the purposes of financing (or refinancing) a transaction which the directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on

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Disapplying Preemption Rights. This authorization will expire at the close of our 2024 annual general meeting or the close of business on July 27, 2024 (if earlier). We expect to seek to renew such authority at subsequent annual general meetings.

Acquisition of Own Shares	Under Delaware law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. We cannot purchase any of our own shares if, as a result of such purchase, the nominal value of our issued share capital which is not redeemable would be less than 10% of the nominal value of our total issued share capital. All redeemable shares must also be fully paid in order to be redeemed. Redeemable shares may, upon redemption, be cancelled or held in treasury at our option.

The nominal value of treasury shares held by us or a subsidiary of ours at any time must not exceed 10% of our company capital (consisting of the aggregate of the par value and share premium in respect of the allotment of our shares together with certain elements of our undenominated capital arising on the acquisition of shares by us). While we or a subsidiary of ours hold shares as treasury shares, we or such subsidiary cannot exercise any voting rights in respect of those shares. We may cancel or reissue treasury shares subject to certain conditions.

Under Irish law, an Irish company may purchase its own shares either on a securities market (an “on-market” purchase) or

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otherwise than on a securities market (an “off-market” purchase), subject to the provisions of the Irish Companies Act. A special resolution of our shareholders is required to allow us to make on-market purchases of our ordinary shares generally. As long as this authority has been granted and is in effect, no specific shareholder authority for a particular on-market purchase of our ordinary shares is required.

At the 2023 AGM, shareholders authorized us to make purchases of up to a maximum of 17,641,360 ordinary shares (representing approximately 10% of our issued share capital (excluding treasury shares) as at the date of the notice of the 2023 AGM) on the terms and conditions set out in the resolution. Such authorization will expire at the earlier of the close of our 2024 Annual General Meeting or the close of business on July 27, 2024. We expect to seek to renew such authority at subsequent annual general meetings.

In order for us or a subsidiary of ours to make an on-market purchase of our shares, such shares must be purchased on a “securities market” (as defined in the Irish Companies Act) which has been recognized for the purposes of the Irish Companies Act. The LSE and NYSE, on which our shares are listed, are recognized securities markets for this purpose. For an off-market purchase by us or a subsidiary of ours, the proposed purchase contract must be authorized by special resolution of our shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special

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resolution and, from the date of the notice of the meeting at which the resolution approving the contract is to be proposed, the purchase contract must be on display or must be available for inspection by shareholders at our registered office.

Dividends

Under Delaware law, subject to any restriction in the corporation’s certificate of incorporation, the Board may declare and pay dividends out of:

(1) surplus of the corporation, which is defined as net assets less statutory capital; or

(2) if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year;

provided, however, that if the capital of the corporation has been diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets, the board may not declare and pay dividends out of the corporation’s net profits until the deficiency in the capital has been repaired.

Under Irish law, dividends and distributions may only be made from our profits available for distribution (commonly known as “distributable reserves”) which are, generally, a company’s accumulated realized profits less its accumulated realized losses. In addition, no distribution or dividend may be made if our net assets are not, or if making such distribution or dividend will cause our net assets to not be, equal to, or in excess of, the aggregate of our called up share capital plus undistributable reserves.

Undistributable reserves include the company’s undenominated capital and the amount by which a company’s accumulated unrealized profits exceeds its accumulated unrealized losses. The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to our “relevant financial statements.” The “relevant financial statements” will be either the last set of unconsolidated annual audited financial statements laid before a meeting of shareholders or unconsolidated interim unaudited financial statements, in each case prepared prior to the declaration of a dividend prepared in accordance with the Irish Companies Act, which give a “true and fair view” of our unconsolidated financial position and accord with accepted

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accounting practice in Ireland. If we propose to rely on relevant financial statements which are unaudited, the relevant financial statements must be filed in the Companies Registration Office of Ireland.

The Articles of Association authorize our Board to declare an interim dividend without shareholder approval to the extent they appear justified by our profits available for distribution. Our Board may also recommend a dividend to be approved and declared by the shareholders at a general meeting, provided that no dividend issued may exceed the amount recommended by the directors.

General Provisions Governing a Liquidation; Liquidation Distributions	Upon the dissolution of a Delaware corporation, after satisfaction of the claims of creditors, the assets of that corporation would be distributed to shareholders in accordance with their respective interests, including any rights a holder of shares of preference shares may have to preferred distributions upon dissolution or liquidation of the corporation.

We may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of our shareholders is required. We may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office of Ireland as an enforcement measure where we have failed to file certain returns.

The rights of the shareholders to a return of our assets on dissolution or winding up, following the settlement of all claims of creditors, are prescribed in the Articles of Association.

Amendment of Articles	Under Delaware law, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment or such greater vote as is provided for in the certificate of incorporation.	Irish company law requires a special resolution of our shareholders to approve any amendments to the Articles of Association.

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Liability of Directors and Officers

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director or officer to the corporation and its shareholders for damages arising from a breach of fiduciary duty as a director/officer. However, no provision can limit the liability of a director or officer for:

•  any breach of the director’s or officer’s duty of loyalty to the corporation or its shareholders;

•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•  any transaction from which the director or officer derives an improper personal benefit.

To the fullest extent permitted by Irish law, the Articles of Association contain indemnification provisions for the benefit of our directors, company secretary and any of our officers. We have also entered into customary indemnification arrangements with our directors, company secretary and certain officers of our and our subsidiaries which comply with Irish law. However, as to our directors and company secretary, this indemnity is limited by the Irish Companies Act, which prescribes that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or company secretary for any negligence, default, breach of duty or breach of trust where judgment is given in favor of the director or company secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or company secretary over and above the limitations imposed by the Irish Companies Act will be void, whether contained in its Articles of Association or any contract between the company and the director or company secretary. This restriction does not apply to persons who would be considered “officers” within the meaning of the Irish Companies Act.

We are permitted under the Articles of Association and the Irish Companies Act to take out directors’ and officers’ liability insurance, as well as other types of

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insurance, for our directors, officers, employees and agents. In order to attract and retain qualified directors and officers, we maintain customary directors’ and officers’ liability insurance and other types of comparable insurance.

Voting Rights

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:·

•  the approval of the board of directors; and

•  approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per ordinary share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Under the Articles of Association, for any resolution to be decided by way of a poll, each holder of our ordinary shares is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. For any resolution decided by way of a show of hands, every shareholder as of the record date for the meeting who is present in person or by proxy shall have one vote. For so long as our ordinary shares are listed on the NYSE, all resolutions put to a vote of our shareholders at a general meeting will be decided by way of poll. We may not exercise any voting rights in respect of any shares held as treasury shares. Any shares held by our subsidiaries will count as treasury shares for this purpose, and such subsidiaries cannot therefore exercise any voting rights in respect of those shares.

Shareholder Vote on Certain Transactions	With certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.

Pursuant to Irish law, shareholder approval in connection with a transaction involving Flutter would be required under the following circumstances:

•  in connection with a scheme of arrangement, both (i) a court order from the Irish High Court; and (ii) the approval of a majority in number, representing 75% in value, of each class of

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shareholders present and voting in person or by proxy at a meeting called to approve such a scheme would be required;

•  in connection with an acquisition of Flutter by way of a merger with a European Economic Area company under European Union Company Law Directive 2017/1132 (as amended) and the European Union (Cross-Border Conversions, Mergers and Divisions) Regulations 2023 of Ireland (as amended) both (i) a court order from the Irish High Court and (ii) a special resolution of shareholders would be required; and

•  in connection with a merger with another Irish incorporated company under Chapter 16 of Part 17 of the Companies Act or a division of Flutter pursuant to Chapter 17 of Part 17 of the Companies Act, both (i) a court order from the High Court of Ireland and (ii) a special resolution of shareholders would be required (in either case).

Standard of Conduct for Directors

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the shareholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the

Our directors have certain statutory and fiduciary duties as a matter of Irish law. All of the directors have equal and overall responsibility for our management (although directors who also serve as employees may have additional responsibilities and duties arising under their employment agreements (if applicable), and it is likely that more will be expected of them in compliance with their duties than non-executive directors). The Irish Companies Act provides specifically for certain fiduciary

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corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

duties of the directors of Irish companies, including duties:

•  to act in good faith and in the best interests of the company;

•  to act honestly and responsibly in relation to the company’s affairs;

•  to act in accordance with the company’s constitution and to exercise powers only for lawful purposes;

•  not to misuse the company’s property, information and/or opportunity;

•  not to fetter their independent judgment;

•  to avoid conflicts of interest;

•  to exercise care, skill and diligence; and

•  to have regard for the interests of the company’s shareholders.

Other statutory duties of directors include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers, making certain filings and disclosing personal interests. Directors of public limited companies such as Flutter will have a specific duty to ensure that the company secretary is a person with the requisite knowledge and experience to discharge the role.

Directors may rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by (i) other directors, officers or employees of the company whom the director reasonably believes to be reliable and competent in the matters

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prepared or presented, (ii) legal counsel, public accountants or other persons as to matters the director reasonably believes to be within their professional or expert competence or (iii) a committee of the board of which the director does not serve as to matters within its designated authority, which committee the director reasonably believed to merit confidence.

Shareholder Suits

Under Delaware law, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•  state that the plaintiff was a shareholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or·

•  state the reasons for not making the effort.

Additionally, the plaintiff must remain a shareholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors, who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of the company.

The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go unredressed.

The principal case law in Ireland indicates that to bring a derivative action a person must first establish a prima facie case (i) that the company is entitled to the relief claimed and (ii) that the action falls within one of the five exceptions derived from case law, as follows:

(1) where an ultra vires or illegal act is perpetrated;

(2) where more than a bare majority is required to ratify the “wrong” complained of;

(3) where the shareholders’ personal rights are infringed;

(4) where a fraud has been perpetrated upon a minority by those in control; or

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(5) where the justice of the case requires a minority to be permitted to institute proceedings.

Shareholders may also bring proceedings against the company where the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct that is burdensome, harsh or wrong.

Conduct must relate to the internal management of the company. This is an Irish statutory remedy, and the court can grant any order it sees fit, usually providing for the purchase or transfer of the shares of any shareholder.

C. Material Contracts

Our material contracts include the Term Loan B Agreement and the TLA/TLB/RCF Agreement. For a description of these material contracts, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

D. Exchange Controls

Under the laws of Ireland, there are currently no Irish restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends (other than dividend withholding tax where an exemption may apply) to non-resident holders of our ordinary shares.

E. Taxation

The following generally summarizes the material U.S., Irish, UK and Canadian tax consequences of owning and disposing of our ordinary shares. The tax legislation of the jurisdiction in which a holder of our ordinary shares is tax resident and of Flutter’s jurisdiction of incorporation may have an impact on the income received from our ordinary shares. The following summaries are based on the law in force on the date of this registration statement and are subject to change. Such changes may apply retrospectively and could affect the treatment and consequences described below. Holders of our ordinary shares are advised to consult their professional advisers on their tax position before taking any action with respect to our ordinary shares.

Material U.S. Federal Income Tax Consequences for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares. This discussion deals only with ordinary shares that are held as capital assets by a United States Holder (as defined below). In addition, the discussion set forth below is applicable only to United States Holders (i) who are residents of the United States for purposes of the current

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United States-Ireland income tax treaty (the “Treaty”), (ii) whose ordinary shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Ireland and (iii) who otherwise qualify for the full benefits of the Treaty.

As used herein, the term “United States Holder” means a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer or broker in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person required to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	a person whose “functional currency” is not the U.S. dollar.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income,

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U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. If you are considering the purchase of our ordinary shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Taxation of Dividends

Subject to the discussion under “ —Passive Foreign Investment Company” below, the gross amount of distributions on the ordinary shares (including any amounts withheld to reflect Irish withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis in the ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the current Treaty meets these requirements. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ordinary shares (which will be listed on the NYSE) will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares to United States Holders will be potentially eligible for these reduced tax rates. There can be no assurance, however, that our ordinary shares will be considered readily tradable on an established securities market in the United States in later years. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below).

The amount of any dividend paid in euros or GBP will equal the U.S. dollar value of the euros or GBP received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, regardless of whether the euros or GBP are converted into U.S. dollars. If the euros or GBP received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the euros or GBP received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the euros or GBP equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the euros or GBP will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), Irish withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the

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foreign tax credit, dividends paid on the ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued Treasury regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a foreign tax credit, you may be able to deduct Irish withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.

Distributions of ordinary shares or rights to subscribe for ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. Consequently, such distributions generally will not give rise to foreign source income, and you generally will not be able to use a foreign tax credit for any Irish withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations, including those contained in the Foreign Tax Credit Regulations) against U.S. federal income tax due on other income derived from foreign sources.

Passive Foreign Investment Company

We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

If we are a PFIC for any taxable year during which you hold our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold our ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ordinary shares in an amount equal to the difference between the amount realized for the ordinary shares and your tax basis in the ordinary shares, both determined in U.S. dollars. Subject to the discussion under “ —Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be eligible for a foreign tax credit for any Irish tax imposed on the disposition of ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless you are eligible for and elect the benefits of the Treaty, any such Irish tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, however, the non-creditable Irish tax may reduce the amount realized on the sale, exchange or other

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taxable disposition of the ordinary shares. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Irish Taxation

The following statements do not constitute tax advice and are intended only as a guide to Irish law and the Irish Revenue Commissioners’ practice in Ireland as at the date of this registration statement. The following statements are subject to receipt of certain confirmations from the Irish Revenue Commissioners which we will apply for in connection with the listing of our ordinary shares on the NYSE. There can be no guarantee that such confirmations will be received.

The statements relate only to certain limited aspects of the possible Irish taxation treatment of holders of our ordinary shares and are intended to apply only to holders of our ordinary shares who are the absolute beneficial owners of their ordinary shares, and who hold, and will hold, them as investments (and not as securities to be realized in the course of a trade). The statements may not apply to certain holders of our ordinary shares, such as dealers in securities, close companies, insurance companies and collective investment schemes, holders who are exempt from taxation and holders who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment. Such persons may be subject to special rules.

These statements are not intended to be, and should not be construed to be, legal or taxation advice to any particular holder of our ordinary shares. All holders of our ordinary shares are advised to consult their professional advisors on their tax position, based on their own particular circumstances, before taking any action in respect of the ordinary shares.

Dividends

Dividend Withholding Tax (“DWT”)

DWT at a rate of 25% can apply to distributions on our ordinary shares unless an exemption is available. For DWT and Irish income tax purposes, a distribution includes any distribution that may be made by us to holders of our ordinary shares, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend. Where an exemption from DWT does not apply in respect of a distribution made to a holder of our ordinary shares, we are responsible for withholding DWT prior to making such distribution.

Irish Tax Resident Individuals (i.e., An Individual Who is Resident or Ordinarily Resident in Ireland for Tax Purposes) and Irish Tax Resident Companies

For an individual holder of our ordinary shares tax resident, or ordinarily tax resident, in Ireland, no exemption from DWT is generally available and DWT currently at 25% will be deducted from dividend payments in respect of our ordinary shares. Shareholders who suffer DWT may however be entitled to a credit against their income tax liability for this tax withheld.

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Certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim an exemption from DWT where we or, in respect of our ordinary shares held through DTC, any qualifying intermediary appointed by us, has received from the holder of such ordinary shares, where required, the relevant DWT forms prior to the payment of the distribution. In practice, in order to ensure sufficient time to process the receipt of relevant DWT forms, the holders of our ordinary shares, where required, should furnish the relevant DWT form to:

•

its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by us) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of our ordinary shares by the broker) if its ordinary shares are held through DTC; or

•	our transfer agent before the record date for the distribution if its ordinary shares are held outside of DTC.

Links to the various DWT forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. The information on such website does not constitute a part of, and is not incorporated by reference into, this registration statement. Holders of our ordinary shares that are required to file DWT forms in order to receive distributions free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

Non-Irish Tax Resident Individuals (i.e., An Individual Who is Not Resident or Ordinarily Resident in Ireland for Tax Purposes) and Non-Irish Tax Resident Companies

Certain classes of non-Irish tax resident holders of our ordinary shares may also be entitled to claim exemption from DWT if such holder is beneficially entitled to the distribution and is either:

a)	a person (not being a company) who is neither resident nor ordinarily resident in Ireland and who is resident for tax purposes in a Relevant Territory (as defined below);

b)

a company which is not resident for tax purposes in Ireland and which is resident for tax purposes in a Relevant Territory provided that the company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

c)

a company which is not resident for tax purposes in Ireland and which is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

d)

a company which is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange either in a Relevant Territory, Ireland or on such other stock exchange approved by the Minister for Finance; or

e)

a company which is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognized stock exchange in a Relevant Territory, Ireland or on such other stock exchange approved by the Minister for Finance, and provided, in all cases noted above (but subject to “ —Ordinary Shares Held by U.S. Resident Shareholders” below), we or, in respect of our ordinary shares held through DTC, any qualifying intermediary appointed by us, has received from the holder of such ordinary shares, where required, the relevant DWT forms prior to the payment of the distribution. As noted above, in practice, in order to ensure sufficient time to process the receipt of relevant DWT forms, the holders of our ordinary shares, where required, should furnish the relevant DWT form to:

•

its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by us) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of our ordinary shares by the broker) if its ordinary shares are held through DTC; or

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•	our transfer agent before the record date for the distribution if its ordinary shares are held outside of DTC.

Links to the various DWT forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. The information on such website does not constitute a part of, and is not incorporated by reference into, this registration statement. Holders of our ordinary shares that are required to file DWT forms in order to receive distributions free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

In this context, Relevant Territory means (i) a Member State of the European Union (other than Ireland) or (ii) a country with which Ireland has a tax treaty in force by virtue of section 826(1) TCA or (iii) a country with which Ireland has a tax treaty that is signed and which will come into force once all the ratification procedures set out in section 826(1) TCA have been completed. This includes the United States, the United Kingdom and Canada.

For non-Irish resident holders of our ordinary shares that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such holder of our ordinary shares to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Ordinary Shares Held by U.S. Resident Shareholders

Distributions paid in respect of our ordinary shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such ordinary shares in the records of the broker holding such ordinary shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by us). It is strongly recommended that such holders of our ordinary shares ensure that their information is properly recorded by their brokers so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us.

Distributions paid in respect of our ordinary shares that are owned by a U.S. resident and held directly will not be subject to DWT provided the holder has provided our transfer agent with a completed IRS Form 6166 prior to payment of the distribution. In practice, in order to ensure sufficient time to process the receipt of relevant DWT forms, the U.S. resident holders of our ordinary shares that hold their shares directly should furnish the IRS Form 6166 to our transfer agent before the record date for the distribution.

If any holder of our ordinary shares that is resident in the United States receives a distribution from which DWT has been withheld, the holder of such ordinary shares should generally be entitled to apply for a refund of such DWT from the Irish Revenue Commissioners, provided the holder of such ordinary shares is beneficially entitled to the distribution.

Ordinary Shares Held by a Partnership

Distributions paid in respect of our ordinary shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are resident in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by us) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of our ordinary shares by the broker).

If any partner is not entitled to avail of an exemption from DWT, no part of the partnership’s position is entitled to exemption from DWT.

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In respect of distributions paid in respect of our ordinary shares held through DTC that are owned by a partnership formed under the laws of a jurisdiction other than a Relevant Territory where all underlying partners are resident in a Relevant Territory, the partnership must apply to the Irish Revenue Commissioners for a concession to obtain an exemption at source. A concession will be granted only where the underlying partners have completed the appropriate DWT exempt status declaration, or in the case of U.S. resident partners, have provided the Irish Revenue Commissioners with a relevant DWT exempt status declaration and an IRS Form 6166 (or applicable successor form) confirming their U.S. residency.

Qualifying Intermediary

Prior to paying any distribution following listing on the NYSE, we will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of our ordinary shares that are held through DTC, which are referred to as the “Deposited Securities”. The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after we deliver, or cause to be delivered, to the qualifying intermediary the cash to be distributed.

We will rely on information received directly or indirectly from our qualifying intermediary, brokers and our transfer agent in determining where holders of our ordinary shares reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT forms.

Direct Taxation of Dividends

Irish income or corporation tax may arise for certain persons in respect of distributions received from us.

Irish Tax Resident Individuals (i.e., An Individual Who is Resident or Ordinarily Resident in Ireland for Tax Purposes) and Irish Tax Resident Companies

For individual holders of our ordinary shares within the charge to Irish income tax:

a)	Standard Rate Taxpayers

In the case of an individual holder of our ordinary shares who is liable to income tax at the standard rate only, the individual will be subject to Irish income tax on the gross distribution at the rate of 20% (plus Universal Social Charge (“USC”) and pay-related social insurance (“PRSI”), if applicable).

b)	High Rate Taxpayers

In the case of an individual holder of our ordinary shares who is liable to income tax at the higher rate of income tax, the individual will be subject to Irish income tax on the gross distribution at the rate of 40% (plus USC and PRSI, if applicable).

c)	Credit For Tax Withheld

An individual holder of our ordinary shares within the charge to Irish income tax may be entitled to a credit against their income tax liability for any amount of DWT withheld by us. Where the amount of tax withheld exceeds that individual’s Irish income tax liability a refund of the balance may be claimed from the Irish Revenue Commissioners when filing a tax return for the relevant tax year.

For Irish resident corporate holders of our ordinary shares who beneficially hold their ordinary shares as investments and not as trading stock, the holder should not be subject to Irish corporation tax on distributions received in respect of their ordinary shares as income distributions from the ordinary shares should be ‘franked investment income’ not chargeable to corporation tax pursuant to section 129 of the Taxes Consolidation Act 1997 of Ireland.

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Non-Irish Tax Resident Individuals (i.e. An Individual Who is Not Resident or Ordinarily Resident in Ireland for Tax Purposes) and Non-Irish Tax Resident Companies Not Within the Charge to Irish Corporation Tax

Where a non-Irish tax resident individual (i.e. an individual who is not resident or ordinarily resident in Ireland for tax purposes), or non-Irish tax resident corporate holder of our ordinary shares correctly receives distributions in respect of the ordinary shares free from DWT (as described above) then those holders should have no further liability to Irish income tax (or, in general, USC for individuals) in respect of those distributions

However, where such a holder suffered DWT or ought to have suffered DWT on distributions paid in respect of the ordinary shares then such a holder may be liable to income tax (plus USC, if applicable) in Ireland on those distributions, with a credit given for the DWT withheld. Where the liability is less than the DWT withheld, the holder may be entitled to a refund of the excess over the actual liability to Irish tax.

Capital Gains Tax on a Disposal of the Ordinary Shares

Irish Tax Resident Individuals (i.e., An Individual Who is Resident or Ordinarily Resident in Ireland for Tax Purposes) and Irish Tax Resident Companies

For the purposes of taxation of capital gains and corporation tax on chargeable gains (as appropriate) (“Irish CGT”), where a holder of our ordinary shares disposes of some or all of their ordinary shares they should be treated as having made a disposal of those ordinary shares for Irish tax purposes. This may, subject to the holder’s particular circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of Irish CGT (currently at a rate of 33%).

Non-Irish Tax Resident Individuals (i.e., An Individual Who is Not Resident or Ordinarily Resident in Ireland for Tax Purposes) and Non-Irish Tax Resident Companies

Non-Irish tax resident holders of our ordinary shares (who do not hold their shares in connection with a trade carried on by them in Ireland) will not be subject to Irish CGT on a disposal of the ordinary shares so long as they remain listed on a recognized stock exchange.

Irish Stamp Duty on a Transfer of our Ordinary Shares

The rate of Irish stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the greater of the price paid or market value of the shares acquired. Where Irish stamp duty arises it is generally a liability of the transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.

Irish stamp duty may be payable in respect of transfers of our ordinary shares, depending on the manner in which the ordinary shares are held and the way in which transfers of the ordinary shares are effected. We have entered into arrangements with DTC to allow the ordinary shares to be settled through the facilities of DTC.

Ordinary Shares Held Through DTC

We have received confirmation from the Irish Revenue Commissioners that transfers of ordinary shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty.

Ordinary Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of our ordinary shares where any party to the transfer holds such ordinary shares outside of DTC, or the transfer is effected other than by means of the transfer of book-entry interests in DTC (such as transfers

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through the CREST system), may be subject to Irish stamp duty. In such circumstances, while the payment of Irish stamp duty is primarily a legal obligation of the transferee, when shares are purchased on the NYSE, the purchaser will require the stamp duty to be borne by the transferor.

Holders of our ordinary shares wishing to transfer their ordinary shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

•	there is no change in the beneficial ownership of such shares as a result of the transfer; and

•	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

Capital Acquisitions Tax (CAT)

Irish CAT comprises principally gift tax and inheritance tax on property situated in Ireland for CAT purposes or otherwise within the territorial scope of CAT. A gift or inheritance of our ordinary shares will be within the charge to Irish capital acquisitions tax, subject to available exemptions and reliefs, as the ordinary shares are property situate in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is currently levied at a rate of 33% on the value of any taxable gift or inheritance above certain tax-free thresholds. The appropriate tax-free threshold depends upon (1) the relationship between the donor and the donee, and (2) the aggregation of the values of previous taxable gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children have a lifetime tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

United Kingdom Taxation

The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding or disposing of our ordinary shares. These statements are based on current UK law and what is understood to be the current practice of HM Revenue & Customs as at the date of this registration statement, both of which may change, possibly with retroactive effect. They apply only to holders of our ordinary shares who are resident, and in the case of individual holders of our ordinary shares domiciled, for tax purposes in (and only in) the UK, who hold such ordinary shares as an investment (other than where a tax exemption applies, for example where such ordinary shares are held in an individual savings account or pension arrangement) and who are the absolute beneficial owner of both such ordinary shares and any dividends paid on them. The tax position of certain categories of holders of our ordinary shares who are subject to special rules is not considered and it should be noted that they may incur liabilities to UK tax on a different basis to that described below. This includes persons acquiring their ordinary shares in connection with employment, dealers in securities, insurance companies, collective investment schemes, charities, exempt pension funds, temporary non-residents and non-residents carrying on a trade, profession or vocation in the United Kingdom.

These statements summarize the current position and are intended as a general guide only. Holders of our ordinary shares should consult their own professional advisers as to the tax consequences of the purchase, ownership and disposition of our ordinary shares in light of their particular circumstances.

Dividends

Withholding Tax

Dividend payments may be made without withholding or deduction for or on account of UK income tax.

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See “—Irish Taxation—Dividends—Dividend Withholding Tax (‘WHT’)—Non-Irish Tax Resident Individuals (i.e., An Individual Who is Not Resident or Ordinarily Resident in Ireland for Tax Purposes) and Non-Irish Tax Resident Companies” above for information regarding the entitlement of a UK resident holder of our ordinary shares to claim exemption from Irish withholding tax on dividends.

Direct Taxation of Dividends Paid to UK Resident Individual Holders of our Ordinary Shares

Dividends received by individual holders of our ordinary shares who are resident and domiciled for tax purposes in the United Kingdom will be subject to UK income tax. This is charged on the gross amount of any dividend paid before the deduction of Irish withholding taxes, if applicable (the “gross dividend”).

Under the current UK tax rules specific rates of tax apply to dividend income. These include a nil rate of tax (the “nil rate band”) for the first £1,000 (which the UK government has announced will be reduced to £500 with effect from 6 April 2024) of non-exempt dividend income in any tax year and different rates of tax for dividend income that exceeds the nil rate band. No tax credit attaches to dividend income. For these purposes “dividend income” includes UK and non-UK source dividends and certain other distributions in respect of shares. For UK tax purposes the gross dividend paid by Flutter must generally be brought into account.

An individual holder of our ordinary shares who is resident for tax purposes in the United Kingdom and who receives a dividend from Flutter will not be liable to UK tax on the dividend to the extent that (taking account of any other non-exempt dividend income received by that holder in the same tax year) that dividend falls within the nil rate band.

To the extent that (taking account of any other non-exempt dividend income received by the holder of our ordinary shares in the same tax year) the dividend exceeds the nil rate band, it will be subject to income tax at 8.75% to the extent that it falls below the threshold for higher rate income tax. To the extent that (taking account of other non-exempt dividend income received in the same tax year) it falls above the threshold for higher rate income tax then the dividend will be taxed at 33.75% to the extent that it is within the higher rate band, or 39.35% to the extent that it is within the additional rate band. For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a holder of our ordinary share’s income. In addition, dividends within the nil rate band that would (if there was no nil rate band) have fallen within the basic or higher rate bands will use up those bands respectively for the purposes of determining whether the threshold for higher rate or additional rate income tax is exceeded.

Direct Taxation of Dividends Paid to UK Resident Corporate Holders of our Ordinary Shares

Corporate holders of our ordinary shares who are within the charge to UK corporation tax in respect of such ordinary shares will be subject to corporation tax on the declared dividend (subject to any available credit for Irish withholding tax) unless the dividend is exempt. It is likely that most dividends paid on our ordinary shares to UK resident corporate holders of ordinary shares would fall within one or more of the classes of dividend qualifying for exemption from corporation tax. However, it should be noted that the exemptions are not comprehensive and are also subject to anti-avoidance rules.

Where a dividend paid by Flutter is treated as exempt, the holder will not be entitled to claim relief by way of credit in the United Kingdom in respect of any tax incurred by the holder under the laws of Ireland, whether directly or by withholding.

Taxation of Disposals

A disposal or deemed disposal of our ordinary shares by a holder of such ordinary shares who is resident (and in the case of individual shareholders, domiciled) in the United Kingdom for tax purposes may, depending upon the holder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UK Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

Ordinary Shares Held Directly

UK stamp duty will not be payable in respect of a paperless transfer of our ordinary shares for which no written instrument of transfer is used.

UK stamp duty will not normally be payable in connection with a transfer of our ordinary shares by way of a written instrument of transfer, provided that the instrument of transfer is executed and retained outside the United Kingdom and no other action is taken in the United Kingdom by the transferor or transferee.

No UK SDRT will be payable in respect of any agreement to transfer our ordinary shares provided that such ordinary shares are not registered in a register kept in the United Kingdom by or on behalf of Flutter.

Flutter DIs

No UK stamp duty will arise on transfers of Flutter DIs through CREST, on the assumption that no written instrument of transfer is used to effect such a transfer.

No UK SDRT will be payable in respect of any agreement to transfer Flutter DIs provided that the relevant ordinary shares represented by such Flutter DIs are not registered in a register kept in the United Kingdom by or on behalf of Flutter.

Inheritance Tax

Liability to UK inheritance tax may arise in respect of our ordinary shares on the death of, or on a gift of such ordinary shares by, an individual holder of such ordinary shares who is domiciled, or deemed to be domiciled, in the United Kingdom.

If held directly (rather than in Flutter DI form), our ordinary shares are not assets situated in the United Kingdom for the purposes of UK inheritance tax. Accordingly, neither the death of a holder of such ordinary shares nor a gift of such ordinary shares by a holder will give rise to a liability to UK inheritance tax if the holder is neither domiciled nor deemed to be domiciled in the United Kingdom. However, it is unclear whether or not Flutter DIs are assets situated in the United Kingdom for the purposes of UK inheritance tax. Accordingly, the death of a holder of Flutter DIs or a gift of Flutter DIs by a holder may give rise to a liability to UK inheritance tax, even if the holder is neither domiciled nor deemed to be domiciled in the United Kingdom.

For UK inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold our ordinary shares, bringing them within the charge to inheritance tax. Holders of our ordinary shares should consult an appropriate tax adviser if they make a gift or transfer at less than full market value or if they intend to hold any of our ordinary shares or Flutter DIs through trust arrangements.

Canadian Taxation

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of our ordinary shares who, for the purposes of the Income Tax Act (Canada) (the “ITA”) and at all relevant times: (i) is the beneficial owner of such ordinary shares; (ii) is resident or is deemed to be resident in Canada; (iii) deals at arm’s length with, and is not affiliated with, Flutter, and (iv) holds such ordinary shares as capital property (a “Canadian Holder”). Our ordinary shares will generally be capital property to a Canadian Holder unless such ordinary shares are held by the Canadian Holder in the course of carrying on a business of trading or dealing in securities or have been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

This summary does not apply to a Canadian Holder: (i) that is a “financial institution” as defined in the ITA for purposes of the mark-to-market rules; (ii) that is a “specified financial institution” as defined in the ITA; (iii) an interest in which is a “tax shelter investment” for the purposes of the ITA; (iv) that reports its “Canadian tax results,” as defined in the ITA, in a currency other than the Canadian currency; (v) that enters into a “derivative forward agreement,” as defined in the ITA, with respect to our ordinary shares; (vi) in relation to which Flutter or any of its subsidiaries is, or will be, a “foreign affiliate” within the meaning of the ITA, or (vii) that is a corporation resident in Canada (or a corporation that does not deal at arm’s length, for purposes of the ITA, with a corporation resident in Canada) and is, or becomes, controlled by a non-resident person or a group of non-resident persons for purposes of the “foreign affiliate dumping” rules in section 212.3 of the ITA. This summary also does not apply to a Canadian Holder if one of the main reasons for the Canadian Holder acquiring, holding or having an interest in our ordinary shares is to derive a benefit from portfolio investments in such a manner that the taxes, if any, on the income, profits and gains from such portfolio investments are significantly less than the tax that would have been applicable under Part I of the ITA had the Canadian Holder earned such income, profits and gains directly. Such Canadian Holders should consult their own tax advisors.

This summary is based upon the current provisions of the ITA, the regulations thereunder, all specific proposals to amend the ITA publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and on an understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”). No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices or assessing policies of the CRA. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of our ordinary shares. Accordingly, holders of our ordinary shares should consult their own tax advisors for advice with respect to the Canadian income tax consequences to them of holding and disposing of our ordinary shares, having regard to their own particular circumstances.

Currency Conversion

In general terms, for the purposes of the ITA, all amounts relating to the acquisition, holding or disposition of our ordinary shares must be expressed in Canadian dollars. Amounts denominated in foreign currencies must be converted into Canadian dollars using the applicable exchange rates determined in accordance with the ITA.

Dividends on our Ordinary Shares

The amount of any dividends received or deemed to be received by a Canadian Holder on any of our ordinary shares it holds will be included in computing the Canadian Holder’s income for the taxation year in which the dividends are received. In the case of a Canadian Holder that is an individual, such dividends will not be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations (as defined in the ITA). In the case of a Canadian Holder that is a corporation, such dividends will not be eligible for the deduction that is generally available for taxable dividends received from taxable Canadian corporations.

If a government of a country other than Canada imposes a withholding tax on dividends paid by Flutter on any of our ordinary shares held by a Canadian Holder, the amount of such tax will generally be eligible for a foreign tax credit or deduction, subject to the detailed rules and limitations under the ITA. Canadian Holders are advised to consult their own tax advisors with respect to the availability of a foreign tax credit or deduction to them having regard to their particular circumstances.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Disposition of our Ordinary Shares

A Canadian Holder who disposes or is deemed to dispose of any of our ordinary shares will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such ordinary share(s), less any reasonable costs of disposition, exceed (or are exceeded by) the Canadian Holder’s adjusted cost base of such ordinary share(s) immediately before the disposition.

Generally, one-half of any capital gain (a “taxable capital gain”) will be included in computing the Canadian Holder’s income under the ITA for the taxation year of disposition and one-half of any capital loss (an “allowable capital loss”) will be deducted by the Canadian Holder from the taxable capital gains realized in the taxation year of disposition. Allowable capital losses realized by a Canadian Holder for a taxation year that are in excess of taxable capital gains realized by the Canadian Holder in that taxation year may be carried back and deducted in any of the three preceding taxation years or any subsequent taxation year to the extent and in the circumstances described in the ITA.

Individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains as calculated in accordance with the detailed rules set out in the ITA.

Additional Refundable Tax

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the ITA) or a “substantive CCPC” (as defined in the Tax Proposals released on August 9, 2022) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the ITA) for the taxation year, including: (i) dividends received on our ordinary shares, and (ii) taxable capital gains realized on a disposition (or deemed disposition) of our ordinary shares.

Foreign Property Information Reporting

A Canadian Holder that is a “specified Canadian entity” (as defined in the ITA) for a taxation year or fiscal period whose total cost amount of “specified foreign property” (as defined in the ITA), which includes our ordinary shares, at any time in the year or fiscal period exceeds C$100,000, is required to file an information return for the year or period disclosing prescribed information in respect of such property. Such Canadian Holders are advised to consult their tax advisors.

Investment by Registered Plans

Provided our ordinary shares are listed on a designated stock exchange (which currently includes the NYSE and the LSE), such an ordinary share will be a qualified investment under the ITA for trusts governed by a registered retirement savings plan (an “RRSP”), a registered retirement income fund (a “RRIF”), a registered education savings plan (an “RESP”), a deferred profit sharing plan, a registered disability savings plan (an “RDSP”), a first home savings account (an “FHSA”) or a tax-free savings account (together with an RRSP, RRIF, RESP, RDSP and FHSA, a “Registered Plan”). However, if such an ordinary share is a “prohibited investment” for a Registered Plan, the “controlling individual” (as defined in the ITA for purposes of the prohibited investment rules) of such Registered Plan will be subject to a penalty tax unless such controlling individual: (i) deals at arm’s length with Flutter, and (ii) does not have a “significant interest” (as defined in the ITA for purposes of the prohibited investment rules) in Flutter. A controlling individual of a Registered Plan that holds our ordinary shares should consult with its own tax advisor in this regard.

F. Dividends and Paying Agents

We have no specific procedures for non-resident holders to claim dividends but might expect to pay their dividends in the same manner as resident holders. We expect to appoint Computershare Investor Services PLC as our registrar and Computershare Trust Company NA as our transfer agent in the United States and as our paying agent for dividends in the United States.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

G. Statement by Experts

The consolidated financial statements of Flutter Entertainment plc as of December 31, 2022 and 2021, and for each of the years in the two-year period ended December 31, 2022, have been included herein and in the registration statement in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

H. Documents on Display

Upon the effectiveness of this registration statement, we will become subject to the information requirements of the Exchange Act, except that as a foreign issuer, we will not be subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we will file or furnish reports and other information with the SEC. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Quantitative and Qualitative Disclosures About Market Risk.”

B. Qualitative Information about Market Risk

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Not applicable.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Not applicable.

C. Attestation Report of the Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Control Over Financial Reporting

Not applicable.

ITEM  16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY ISSUER & AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Not applicable.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PART III

ITEM 17. FINANCIAL STATEMENTS

We are providing audited consolidated financial statements, unaudited condensed consolidated financial statements and the related information thereto pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-2.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND DECEMBER 31, 2022 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022:
Unaudited Condensed Consolidated Balance Sheets	F-2
Unaudited Condensed Consolidated Statements of Comprehensive Income / (Loss)	F-3
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity and Redeemable Non-Controlling Interests	F-4
Unaudited Condensed Consolidated Statements of Cash Flows	F-5
Notes to the Unaudited Condensed Consolidated Financial Statements	F-6

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(£ in millions except share and per share amounts)

	As of June 30, 2023	As of December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	£805	£798
Cash and cash equivalents – restricted	12	13
Player deposits – cash and cash equivalents	1,235	1,659
Player deposits – investments	142	138
Accounts receivable, net	44	96
Prepaid expenses and other current assets	310	580

TOTAL CURRENT ASSETS	2,548	3,284
Investments	9	9
Property and equipment, net	324	356
Right-of-use assets	347	373
Intangible assets, net	5,466	5,814
Goodwill	10,766	10,944
Deferred tax assets	53	37
Other non-current assets	85	52

TOTAL ASSETS	£19,598	£20,869

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	196	204
Player deposit liability	1,287	1,744
Operating lease liabilities	90	90
Long-term debt due within one year	33	36
Other current liabilities	1,589	1,748

TOTAL CURRENT LIABILITIES	3,195	3,822
Operating lease liabilities – Non-current	293	317
Long-term debt	5,292	5,542
Deferred tax liabilities	675	760
Other non-current liabilities	520	415

TOTAL LIABILITIES	9,975	10,856

COMMITMENTS AND CONTINGENCIES (Note 16)
REDEEMABLE NON-CONTROLLING INTERESTS	831	767
SHAREHOLDERS’ EQUITY
Common share (Authorized 300,000,000 shares of €0.09 (£0.08) par value each; issued June 30, 2023: 176,585,164 shares; December 31, 2022: 176,091,902 shares)	27	27
Shares held by employee benefit trust, at cost June 30, 2023: 826,796 shares, December 31, 2022: 1,396 shares	(132)	—
Additional paid-in capital	1,032	960
Accumulated other comprehensive (loss) / income	(160)	53
Retained earnings	7,894	8,077

Total Flutter Shareholders’ Equity	8,661	9,117
Non-controlling interests	131	129

TOTAL SHAREHOLDERS’ EQUITY	8,792	9,246

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY	£19,598	£20,869

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME /(LOSS)

(£ in millions except share and per share amounts)

	Six months ended June 30,
	2023	2022
Revenue	£4,801	£3,386
Cost of sales	(2,460)	(1,665)

Gross profit	2,341	1,721
Technology, research and development expenses	(279)	(203)
Sales and marketing expenses	(1,259)	(1,084)
General and administrative expenses	(637)	(448)

Operating profit / (loss)	166	(14)
Other (expense) / income, net	(27)	46
Interest expense, net	(143)	(58)

Loss before income taxes	(4)	(26)
Income tax expense	(39)	(37)

Net loss	(43)	(63)

Net loss attributable to non-controlling interests and redeemable non-controlling interests	(6)	(1)
Adjustment of redeemable non-controlling interest	(4)	16
Net loss attributable to Flutter shareholders	(33)	(78)
Net loss per share
Basic	(0.19)	(0.44)
Diluted	(0.19)	(0.44)
Other comprehensive income / (loss), before tax:
Effective portion of changes in fair value of cash flow hedges	(62)	109
Fair value of cash flow hedges transferred to the income statement	68	(98)
Foreign exchange gain / (loss) on net investment hedges	10	(9)
Foreign exchange (loss) / gain on translation of the net assets of foreign currency denominated entities	(228)	217
Fair value movements on available for sale debt instruments	—	(2)

Other comprehensive (loss) / income	(212)	217

Other comprehensive (loss) / income attributable to Flutter shareholders	(213)	209
Other comprehensive income attributable to non-controlling interest and redeemable non-controlling interest	1	8

Total comprehensive (loss) / income for the six months	£(255)	£154

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND REDEEMABLE NON-CONTROLLING INTERESTS

(£ in millions except share and per share amounts)

	Redeemable non-controlling interests	Common Share		Shares held by employee benefit		Additional Paid-In Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Total Flutter Shareholders’ Equity	Non-controlling Interests	Total Equity
		Shares	Amount	Shares	Amount
Balance as of January 1, 2023	£767	176,091,902	£27	1,396	£—	£960	£53	£8,077	£9,117	£129	£9,246

Net profit / (loss)	(12)							(33)	(33)	2	(31)
Adjustment of redeemable non-controlling interest to redemption value	150	—	—	—	—	—	—	(150)	(150)	—	(150)
Shares issued on exercise of employee share options	—	493,262	—	—	—	4	—	—	4	—	4
Ordinary shares of the Company acquired by the Employee Benefit Trust	—	—	—	825,400	(132)	—	—	—	(132)	—	(132)
Equity-settled transactions – expense recorded in the income statement	—	—	—	—	—	68	—	—	68	—	68
Acquisition of redeemable non-controlling interests	(75)	—	—	—	—	—	—	—	—	—	—
Other comprehensive income / (loss)	1	—	—	—	—	—	(213)	—	(213)	—	(213)

Balance as of June 30, 2023	£831	176,585,164	£27	826,796	£(132)	£1,032	£(160)	£7,894	£8,661	£131	£8,792

	Redeemable non-controlling interests	Common Share		Shares held by employee benefit		Additional Paid-In Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Total Flutter Shareholders’ Equity	Non-controlling Interests	Total Equity
		Shares	Amount	Shares	Amount

Balance as of January 1, 2022	£980	175,628,334	£27	33,158	£(4)	£842	£(264)	£8,381	£8,982	£—	£8,982

Net profit / (loss)	15	—	—	—	—	—	—	(78)	(78)	—	(78)
Adjustment of redeemable non-controlling interest to redemption value	(73)	—	—	—	—	—	—	73	73	—	73
Shares issued on exercise of employee share options	—	192,342	—	—	—	3	—	—	3	—	3
Equity-settled transactions – expense recorded in the income statement	—	—	—	—	—	47	—	—	47	—	47
Dividend paid to non-controlling interest	(5)	—	—	—	—	—	—	—	—	—	—
Acquisition of redeemable non-controlling interests	(205)	—	—	—	—	—	—			—
Other comprehensive income / (loss)	8	—	—	—	—	—	209	—	209	—	209

Balance as of June 30, 2022	£720	175,820,676	£27	33,158	£(4)	£892	£(55)	£8,376	£9,236	£—	£9,236

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(£ in millions)

	Six months ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	£(43)	£(63)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	488	388
Change in fair value of derivatives	(10)	(139)
Non-cash interest (income) / expense, net	(4)	1
Non-cash operating lease expense	54	30
Unrealized foreign currency exchange (gain) / loss	(177)	249
Gain on disposal	—	2
Share-based compensation – equity classified	68	47
Share-based compensation – liability classified	20	8
Change in fair value of Fox Option liability and other non-cash expense/(income)	95	(56)
Deferred tax (benefit)	(156)	(68)
Change in contingent consideration	(2)	—
Change in operating assets and liabilities:
Player deposits	(4)	(8)
Accounts receivable	46	17
Prepaid expenses and other current assets	(37)	(149)
Accounts payable	33	(13)
Accrued and other current liabilities	91	(74)
Player deposit liability	(417)	15
Operating leases liabilities	(50)	(25)

Net cash (used) / generated in operating activities	(5)	162

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(39)	(27)
Purchases of intangible assets	(64)	(21)
Capitalized software	(110)	(73)
Acquisitions, net of cash acquired	—	(395)
Proceeds from disposal of property and equipment	—	4

Net cash used in investing activities	(213)	(512)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of common share upon exercise of options	4	3
Proceeds from issuance of long-term debt (net of transaction costs)	501	275
Repayment of long-term debt	(581)	(97)
Distributions to non-controlling interests	—	(5)
Payment of contingent consideration	—	(8)
Repurchase of common share	(132)	—

Net cash (used in)/provided by financing activities	(208)	168

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(426)	(182)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH – Beginning of six months	2,470	1,983
Foreign currency exchange gain on cash and cash equivalents	8	59

CASH, CASH EQUIVALENTS AND RESTRICTED CASH – End of six months	2,052	1,860

CASH, CASH EQUIVALENTS AND RESTRICTED CASH comprise of:
Cash and cash equivalents	£805	£742
Cash and cash equivalents – restricted	12	8
Player deposits – cash & and cash equivalents	1,235	1,110

CASH, CASH EQUIVALENTS AND RESTRICTED CASH – End of year	£2,052	£1,860

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	170	47
Income taxes paid	138	132
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Right of use assets obtained in exchange for new operating lease liabilities	32	35
Adjustments to lease balances as a result of remeasurement.	£8	£7

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Flutter Entertainment plc (the “Company” or “Flutter”) and its subsidiaries (together referred to as the “Group”) is a global online sports betting and gaming entity, operating some of the world’s most innovative, diverse and distinctive online sports betting and gaining brands such as FanDuel, Sky Betting & Gaming, Sportsbet, PokerStars, Paddy Power, Sisal, tombola, Betfair, TVG, Junglee Games and Adjarabet. As of June 30, 2023, the Group offered its products in over 100 countries. Our iGaming products are provided across our online business in many, but not all, jurisdictions in which we offer our sports services. The Group is a public limited company incorporated and domiciled in the Republic of Ireland and has the listing on the main market of the London Stock Exchange.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation — These unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim reporting. As such, certain notes or other information that are normally required by U.S. GAAP have been omitted if they substantially duplicate the disclosures contained in the Company’s audited consolidated financial statements as of and for the fiscal year ended December 31, 2022. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements and related notes as of and for the fiscal year ended December 31, 2022, which are included in our registration statement on Form 20-F for the fiscal year ended December 31, 2022. These unaudited condensed consolidated financial statements are unaudited; however, in the opinion of management, they include all normal and recurring adjustments necessary for a fair presentation of the Company’s unaudited condensed consolidated financial statements for the periods presented. Results of operations reported for interim periods are not necessarily indicative of results for the entire year, due to seasonal fluctuations in the Company’s revenue as a result of the timing of various sports seasons, sporting events and other factors.

Use of estimates — The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying disclosures. The most significant estimates relate to the impairment assessment of acquired goodwill, determination of the valuation of level 3 financial instruments relating to the redeemable non-controlling interest at fair value, the Fox Option, the valuation of intangible assets acquired as part of a business combination and the determination of loss contingencies. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Principles of Consolidation — The unaudited condensed consolidated financial statements include the accounts of the Group and its wholly-owned subsidiaries and other subsidiaries where the Group holds a controlling interest. All inter-company balances and transactions have been eliminated in consolidation.

Significant Accounting Policies — There have been no material changes to our significant accounting policies from the audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021.

Recent Accounting Pronouncements Adopted

On January 1, 2023, we early adopted Accounting Standards Update (ASU) No. 2023-01, Leases (Topic 842): Common Control Arrangements (ASU 2023-01), which requires leasehold improvements associated

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

with common control leases to be amortized over the useful life to the common control group. We also adopted ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities in accordance with ASC Topic 606. The adoption of these new standards did not have material impact on our unaudited condensed consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to applying the guidance on contract modifications, hedge accounting, and other transactions, and to simplify the accounting for transitioning from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance. In December 2022, FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 (“ASU 2022-06”), which deferred the date for which this guidance can be applied from December 31, 2022 to December 31, 2024. The use of LIBOR was phased out at the end of 2021, although the phase-out of U.S. dollar LIBOR for existing agreements has been delayed until June 2023. We continue to monitor developments related to the LIBOR transition and identification of an alternative, market-accepted rate.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”), which clarifies the guidance in Accounting Standards Codification Topic 820, Fair Value Measurement (“Topic 820”), when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security and introduces new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. ASU 2022-03 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and early adoption is permitted. While the Group is continuing to assess the timing of adoption and the potential impacts of ASU 2022-03, it does not expect ASU 2022-03 to have a material effect on the Group’s consolidated financial condition, results of operations or cash flows.

3.	SEGMENTS AND DISAGGREGATION OF REVENUE

The Group has four reportable segments:

•	U.S.

•	UK & Ireland;

•	Australia; and

•	International

There have been no material changes in terms of the operations of the brands and revenue streams under each segment since the end of year 2022.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following tables present the Group’s segment information:

	Six months ended June 30,
(£ in millions)	2023	2022
Revenue
U.S.
Sportsbook	£1,253	£647
iGaming	425	281
Other	118	120

U.S. segment revenue	1,796	1,048

UK&I
Sportsbook	630	568
iGaming	533	462
Other	73	63

UK&I segment revenue	1,236	1,093

International
Sportsbook	268	64
iGaming	854	527
Other	47	42

International segment revenue	1,169	633

Australia
Sportsbook	600	612

Australia segment revenue	600	612

Total reportable segment revenue	£4,801	£3,386

iGaming revenue includes iGaming, Poker, and Lottery.

The information below summarizes revenue by geographical market for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
(£ in millions)	2023	2022
U.S.	£1,760	£1,051
UK	1,108	985
Ireland	128	118
Australia	600	612
Italy	569	109
Rest of the world	636	511

Total revenue	£4,801	£3,386

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Six months ended June 30,
(£ in millions)	2023	2022
UK&I	£358	£299
U.S.	20	(144)
International	248	102
Australia	153	215

Reportable segment adjusted EBITDA	779	472
Unallocated corporate overhead[1]	(67)	(56)
Depreciation and amortization	(488)	(388)
Transaction fees and associated costs[2]	(16)	(10)
Restructuring and integration costs[3]	(42)	(32)
Other (expense) / income, net	(27)	46
Interest expense, net	(143)	(58)

Loss before taxes	£(4)	£(26)

1.	Unallocated corporate overhead includes shared technology, research and development, sales and marketing, and general and administrative expenses that are not allocated to specific segments.
2

Fees associated with (i) the advisory fees related to the proposed listing of Flutter’s ordinary shares in the U.S. of £16 million for the six months ended June 30, 2023; and (ii) Fox Option arbitration proceedings of £5 million and acquisition-related costs in connection with tombola of £3 million for the six months ended June 30, 2022.

3

During the six months ended June 30, 2023, costs of £42 million (six months ended June 30, 2022: £32 million) primarily relate to various restructuring and other strategic initiatives to drive increased synergies arising primarily from the acquisitions of TSG and Sisal. These actions include efforts to consolidate and integrate our technology infrastructure, back-office functions and relocate certain operations to lower cost locations. The costs primarily include severance expenses, advisory fees and temporary staffing cost. Costs also include implementation costs of an enterprise resource planning system that could not be capitalized.

4.	OTHER (EXPENSE) / INCOME, NET

The following table shows the detail of other (expense) / income, net for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
(£ in millions)	2023	2022
Foreign exchange gain / (loss)	£58	£(148)
Fair value (loss) / gain on Fox Option liability	(95)	55
Fair value gain on derivative instruments	10	139

Total other (expense) / income, net	£(27)	£46

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	INTEREST EXPENSE, NET

The following table shows the detail of interest expense, net for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
(£ in millions)	2023	2022
Interest and amortization of debt discount and expense on long-term debt, bank guarantees	£(156)	£(57)
Other interest expenses	(2)	(2)
Interest income	15	1

Total interest expense, net	£(143)	£(58)

6.	INCOME TAXES

For interim income tax reporting the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income. The tax effects of unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates, are reported in the interim period in which they occur. The Group’s effective income tax rate was a provision of 975% on loss before income taxes and a provision of 142% on loss before income taxes for the six months ended June 30, 2023, and 2022, respectively.

The Group recognizes deferred income tax assets, net of applicable reserves, related to net operating losses, tax credit carryforwards and certain temporary differences. The Group recognizes future tax benefits to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

7.	LOSS PER SHARE

The following table sets forth the computation of the Group’s basic and diluted net loss per common share attributable to the Group:

	Six months ended June 30,
(£ in millions except share and per share amounts)	2023	2022
Numerator
Net loss	£(43)	£(63)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	(6)	(1)
Adjustment of redeemable non-controlling interest to redemption value	(4)	16

Net loss attributable to Flutter shareholders – basic and diluted	£(33)	£(78)

Denominator
Weighted average shares – basic and diluted	178	177

Net loss per share attributable to Flutter shareholders – basic and diluted	(0.19)	(0.44)

The number of options excluded from the diluted weighted average number of common share calculation due to their effect being anti-dilutive is 4,278,535 (2022: 2,187,856).

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME / (LOSS)

The following tables presents the changes in accumulated other comprehensive income / (loss) by component:

(£ in millions)	Gains and losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for- Sale Debt securities	Foreign Currency Items	Total
Balance as of December 31, 2022	£18	£(5)	£40	£53
Other comprehensive income / (loss) before reclassifications	(62)	—	(219)	(281)
Amounts reclassified from accumulated other comprehensive income	68	—	—	68

Net current period other comprehensive income / (loss)	6	—	(219)	(213)

Balance as of June 30, 2023	£24	£(5)	£(179)	£(160)

(£ in millions)	Gains and losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for- Sale Debt securities	Foreign Currency Items	Total
Balance as of December 31, 2021	£ 10	£(2)	£(272)	£(264)
Other comprehensive income / (loss) before reclassifications	109	(2)	200	307
Amounts reclassified from accumulated other comprehensive loss	(98)	—	—	(98)

Net current period other comprehensive income / (loss)	11	(2)	200	209

Balance as of June 30, 2022	£21	£(4)	£(72)	£(55)

9.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following as of June 30, 2023 and December 31, 2022:

(£ in millions)	As of June 30, 2023	As of December 31, 2022
Derivative financial assets	£—	£280
Prepayments	182	169
Current tax receivable	39	45
Value-added tax and goods and services tax	31	8
Other receivables	58	78

Total Prepaid expenses and other current assets	£310	£580

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following as of June 30, 2023 and December 31, 2022:

(£ in millions)	As of June 30, 2023	As of December 31, 2022
Accrued expenses	£715	£774
Betting duty, data rights, and product and racefield fees	250	329
Employee benefits	154	176
Liability-classified share-based awards	156	159
Sports betting open positions	56	93
Derivatives liability	—	37
Current tax payables	84	85
Loss contingencies	38	44
PAYE and social security	24	27
Value-added tax and goods and services tax	37	24
Liability relating to buyout of non-controlling interests	75	—

Total Other current liabilities	£1,589	£1,748

Loss contingencies include losses on firmly committed executory contracts, regulatory investigations and proceedings, management’s evaluation of complex laws and regulations, including those relating to gaming taxes, and the extent to which they may apply to our business and industry.

The Group includes contract liability in relation to sports betting open positions in the Consolidated Balance Sheet. The contract liability balance was as follows:

For the six months ended June 30, 2023
Contract liability, beginning of the year	£93
Contract liability, end of the year	56
Revenue recognized in the period from amounts included in contract liability at the beginning of the year	93

Revenue recognized related to the contract liability for the six months ended June 30, 2022 was £73 million.

11.	LEASES

The Group’s lease arrangements for its offices, retail stores, data centers and marketing arrangements expire at various dates through 2035. Certain leases are cancelable upon notification by the Group to the landlord and others are renewable.

Substantially all leases are long-term operating leases for facilities with fixed payment terms between 1 and 15 years. The current portion of operating lease liabilities are presented within accrued and other current liabilities, and the non-current portion of operating lease liabilities are presented under operating lease liabilities on the Consolidated Balance Sheets.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Lease Cost — The components of lease cost consisted of the following for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
(£ in millions)	2023	2022
Operating lease cost	£61	£35

Lease Term and Discount Rate — The weighted-average remaining lease term (in years) and discount rate related to the operating leases consisted of the following as of June 30, 2023:

As of June 30, 2023
Weighted-average remaining lease term (years)	5.01
Weighted-average discount rate	3.77%

As most of the Group’s leases do not provide an implicit rate, the Group used its incremental borrowing rate based on the information available at the lease commencement date to determine present value of lease payments, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

Maturity of Lease Liabilities — The present value of the Group’s operating leases consisted of the following as of June 30, 2023:

(£ in millions)
From July 1, 2023 to December 31, 2023	£61
2024	100
2025	75
2026	52
2027	39
Thereafter	107

Total undiscounted future cash flows	434
Less: imputed interest	(51)

Present value of undiscounted future cash flows	383

Less: Operating lease liabilities – current	90
Operating lease liabilities – noncurrent	293

Total operating lease liabilities	£383

Other Information — Supplemental cash flow and other information for the six months ended June 30, 2023, and June 30, 2022, related to operating leases was as follows:

	Six months ended June 30,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	£57	£26
Right-of-use assets obtained in exchange for new operating lease liabilities	£32	£35

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	LONG-TERM DEBT

The Group’s debt comprised of the following:

	As of June 30, 2023		As of December 31, 2022
	Principal outstanding balance in currency of borrowing Local currency (in millions)	Outstanding Balance (£ in millions)	Principal outstanding balance in currency of borrowing Local currency (in millions)	Outstanding Balance (£ in millions)
GBP First Lien Term Loan A 2025	£1,018	1,017	£1,018	1,017
EUR First Lien Term Loan A 2026	€550	473	€549	487
USD First Lien Term Loan A 2026	$200	158	$200	165
USD First Lien Term Loan B 2026	$2,887	2,279	$2,902	2,399
USD First Lien Term Loan B 2028	$1,241	980	$1,247	1,031
EUR First Lien Term Loan B 2026	€507	436	€507	450
GBP Revolving Credit Facility 2025	—	—	£63	63

Total debt principal including accrued interest		5,343		5,612

Less: unamortized debt issuance costs		(18)		(34)
Total debt		5,325		5,578
Non-current portion		(33)		(36)

Total long-term debt		5,292		5,542

As of June 30, 2023, the contractual principal repayments of the Group’s outstanding borrowings, excluding accrued interest, amount to the following:

(In Millions)
2023	£17
2024	33
2025	1,051
2026	3,298
2027	10
Thereafter	934
Total	£5,343

During the period ended June 30, 2023, the Group has drawn £501 million (June 30, 2022: £275 million) and repaid of £564 million (June 30, 2022: £85) under the GBP revolving credit facility. As of June 30, 2023, we had drawn down £nil (December 31, 2022: £63 million). We had an undrawn revolving credit commitment of £748.8 million as of June 30, 2023 (December 31, 2022: £686 million), of which £11.0 million (December 31, 2022: £11 million) was reserved for issuing guarantees.

The Group also repaid a portion of principal amount on its USD first Lien Term Loan B amounting to £17 million during the six months ended June 30, 2023 (June 30, 2022: £12 million). As of June 30, 2023 and December 31, 2022, the Group was in compliance with all debt covenants.

13.	DERIVATIVES

In the normal course of our business operations, we are exposed to certain risks, including changes in interest rates and foreign currency risk. In order to manage these risks, we use derivative instruments such

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

as futures, forward contracts, swaps, options and other instruments with similar characteristics. All of our derivatives are used for non-trading activities.

Cash flow hedges of interest rate and foreign currency risk

Interest rate and foreign currency risk arising from a portion of the Group’s floating interest rate USD First Lien Term Loan A maturing in 2026 and USD First Lien Term Loan B maturing in 2026 and 2028 respectively are managed using cross-currency interest rate swaps which are designated as cash flow hedges with the objective of reducing the volatility of interest expense and foreign currency gains and losses. Under the terms of the cross-currency interest rate swaps, the Group makes fixed-rate interest payments in pounds sterling (GBP) and receives variable interest amounts in U.S. dollars from counterparties over the life of the agreements effectively converting the variable rate term loans into fixed interest rate debts with the exchange of the underlying notional amounts at maturity whereby the Group will receive U.S. dollars from and pay GBP to the counterparties at exchange rates which are determined at contract inception.

The notional amount of cross-currency interest rate swaps accounted for as cash-flow hedges was $2,716 million as of June 30, 2023, and $2,085 million as of December 31, 2022 with maturities of ranging from July 2023 to September 2024. Changes in the fair value on the portion of the derivative included in the assessment of hedge effectiveness of cash-flow hedges are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows. Amounts recorded in accumulated other comprehensive income (loss) were recognized in earnings within interest expense, net when the hedged interest payment was accrued. In addition, since the cross-currency interest rate swaps was a hedge of variability of the functional-currency-equivalent cash flows of the recognized term loan liability remeasured at spot exchange rates under ASC 830, “Foreign Currency Matters,” an amount that offset the gain or loss arising from the remeasurement of the hedged term loan liability was reclassified each period from accumulated other comprehensive income (loss) to earnings in the foreign exchange loss, net, which is a component of other income, net.

The amount reclassified from accumulated other comprehensive income (loss) into earnings was a net loss of £68 million for the six months ended June 30, 2023 and a net gain of £98 million for the six months ended June 30, 2022.

The Group expects to reclassify a gain of £12 million from accumulated other comprehensive income (loss) into earnings within the next 12 months.

Net investment hedge

The Group has investments in various subsidiaries which form part of the Group’s International segment with Euro functional currencies. As a result, the Group is exposed to the risk of fluctuations between the Euro and GBP exchange rates. The Group designated its EUR First Lien Term Loan B maturing in 2026 as a net investment hedge of its Euro denominated subsidiaries which are intended to mitigate foreign currency exposure related to non-GBP net investments in certain Euro functional subsidiaries. As of June 30, 2023, the nominal exposures of EUR First Lien Term Loan B designated as net investment hedges were €507 million. As of December 31, 2022, the nominal exposures designated as net investment hedges is €1,056 million, consisting of EUR First Lien Term Loan A and EUR First Lien Term Loan B maturing in 2026. The designated hedge amounts were considered highly effective.

The foreign currency transaction gains and losses on the Euro-denominated portion of the term loan, which is designated and effective as a hedge of the Group’s net investment in its Euro-denominated functional currency subsidiaries, are included as a component of the foreign currency translation adjustment. Gains, net of tax, included in the foreign currency translation adjustment were £10 million for the ended June 30, 2023, and losses, net of tax amounting to £9 million for the ended June 30, 2022. There were no amounts reclassified out of accumulated other comprehensive income (“AOCI”) pertaining to the net investment

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

hedge during the years ended June 30, 2023, and 2022 as the Group has not sold or liquidated (or substantially liquidated) its hedged subsidiaries.

Economic hedges

The Group uses cross-currency interest rate swaps to economically hedge the Group’s net foreign currency exposure arising from 1) the risk of fluctuations between the Euro and U.S. dollar exchange rates from the Group’s investment in various subsidiaries which form part of the Group’s International segment and 2) the risk of fluctuations between the Euro and GBP exchange rates arising from the portion of the Group’s USD Term Loans that are not designated in a cash flow hedge. The cross-currency interest rate swaps are also used to manage the interest rate risk arising from the portion of the Group’s USD Term Loans that are not designated in a cash flow hedge. Under the terms of the cross-currency interest rate swaps, the Group makes fixed-rate interest payments in Euro and receives variable interest amounts in U.S. dollars from counterparties over the life of the agreements effectively converting the variable rate debts into fixed interest rate debts with the exchange of the underlying notional amounts at maturity whereby the Group will receive U.S. dollars from and pay Euro to the counterparties at exchange rates which are determined at contract inception. Changes in the fair value of these instruments are recorded in earnings throughout the term of the cross-currency interest rate swaps and are reported in other income, net in the Consolidated Statements of Income/(Loss). As of June 30, 2023, the cross-currency interest rate swaps have maturities of ranging from July 2023 to September 2024.

The following table summarizes the fair value of derivatives as of June 30, 2023 and December 31, 2022:

£ in millions	Derivative Assets				Derivative Liabilities
	Jun-23		Dec-22		Jun-23		Dec-22
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as cash flow hedges:
Cross-currency interest rate swaps	Prepaid expenses and other current assets	£6	Other non-current assets	£95	Other non-current liabilities	£(69)	Other non-current liabilities	£(46)

Total derivatives designated as hedging instrument		£6		£95		£(69)		£(46)

Derivatives not designated as hedging instruments:
Cross-currency interest rate swaps	Prepaid expenses and other current assets	—	Other non-current assets	185	Other current liabilities	—	Other current liabilities	(37)
Cross-currency interest rate swaps		—			Other non-current liabilities	(32)	Other non-current liabilities	(27)

Total derivatives not designated as hedging instruments		£—		£185		£(32)		£(64)

Total derivatives		£6		£280		£(101)		£(110)

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	SHARE-BASED COMPENSATION

Share-Based Compensation — For the six months ended June 30, 2023, the Group granted 519,212 restricted awards and 469,084 share options with a nominal exercise price under the Flutter Entertainment plc 2016 Restricted Share Plan. The weighted-average grant date fair value of awards granted in the period was £139.09 based on the quoted trading price of the Group’s share on the London Stock Exchange on the date of the grant.

In the second quarter of 2023, the Group adopted the Flutter Entertainment plc 2023 Long Term Incentive Plans (“2023 LTIP”) which enables the Group to grant share awards and nil cost options with a single award vesting in tranches (if the relevant performance conditions are met) after the end of the performance period applicable to the tranche. Awards granted under the 2023 LTIP shall have a performance period of not less than three years.

The awards granted under the 2023 LTIP have a market condition based on the Total Shareholder Return (“TSR”) relative to the FTSE 100 (excluding housebuilders, real estate investment trusts and natural resources companies). This market condition was directly factored into the fair-value-based measure of the award.

For the six months ended June 30, 2023, the Group granted 44,820 share options with a nominal exercise price under the 2023 LTIP. The Group engaged a third party valuation specialist to provide a fair value for the awards using a Monte Carlo simulation model. The key inputs in the model were the expected weighted-average volatility of 35.91% and the share price of the Group at the date of grant of the award of £159.15. The weighted-average fair value of the awards at the grant date was £89.15.

The performance targets associated with a further 134,460 share options had not been determined as of June 30, 2023 and as a result no grant date has been established under ASC 718 and no compensation cost recognized in the period.

Separate to the above plans, in March 2023, the Group modified the FanDuel Value Creation Award (the “VCA”) within the FanDuel business to provide a minimum payment to the participants. The setting of a minimum payout resulted in a change in the classification of the award from equity to liability as the VCA awards do not expose the holder to gains and losses in the fair value of the Group in the same way as outright ownership. This resulted in a total additional incremental compensation cost at the date of modification of £2 million. £1 million of compensation cost based on the fair-value-based measure of the original award was reclassified from additional paid in capital to share-based payment liability.

In respect of other employee share schemes, for the six months ended June 30, 2023, the Group granted 13,930 restricted awards and 20,489 share options with a nominal exercise price. The weighted-average grant date fair value of awards granted in the period under other plans was £132.78 based on the quoted trading price of the Group’s share on the London Stock Exchange on the date of the grant.

As of June 30, 2023, 4,278,535 restricted awards and options were outstanding across all employee share schemes. For liability classified awards, as of June 30, 2023, the total amount included within other current liabilities was £156 million (December 31, 2022: £159 million) and within other non-current liabilities was £50 million (December 31, 2022: £34 million). There were no amounts paid during the year.

For the six months ended June 30, 2023 and June 30, 2022, total compensation cost arising from employee share schemes was £88 million and £55 million respectively. As of June 30, 2023, there was £252 million of unrecognized compensation cost related to restricted awards and options, which is expected to be recognized over a weighted average period of 1.85 years.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Share-based compensation is classified in the Consolidated Statements of Comprehensive Income / (Loss) as follows:

(£ in millions)	2023	2022
Cost of sales	£2	£2
Technology, research and development expenses	22	15
Sales and marketing expenses	7	6
General and administrative expenses	57	32

Total share-based compensation	£88	£55

15.	FAIR VALUE MEASUREMENTS

The following tables set forth the fair value of the Group’s financial assets, financial liabilities and redeemable non-controlling interests measured at fair value based on the three-tier fair value hierarchy:

	As of June 30, 2023
(£ in millions)	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value:
Available for sale – Player deposits – investments	£124	£18	£—	£142
Equity securities	—	—	9	9
Derivative financial assets	—	6	—	6

Total	124	24	9	157

Financial liabilities measured at fair value:
Derivative financial liabilities	—	101	—	101
Fox Option liability	—	—	276	276
Contingent consideration	—	—	16	16

Total	—	101	292	393

Redeemable non-controlling interests at fair value	£—	£—	£793	£793

	As of December 31, 2022
(£ in millions)	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value:
Available for sale – Player deposits – investments	£126	£12	£—	£138
Equity securities	—	—	9	9
Derivative financial assets	—	280	—	280

Total	126	292	9	427

Financial liabilities measured at fair value:
Derivative financial liabilities	—	110	—	110
Fox Option liability	—	—	182	182
Contingent consideration	—	—	18	18

Total	—	110	200	310

Redeemable non-controlling interests at fair value	£—	£—	£645	£645

There were no transfers between levels of the fair value hierarchy during the six months ended June 30, 2023.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Valuation of Level 2 financial instruments

Available for sale – Player deposits – investments

The Group has determined that the fair value of available for sale – player deposits – investments is determined by using observable quoted prices or observable input parameters derived from comparable bonds/markets. Although the Group has determined that a number of the bonds fall within Level 1 of the fair value hierarchy, there are a class of bonds which have been classified as Level 2 due to the existence of relatively inactive trading markets for those bonds.

Derivative financial assets and liabilities – Swap agreements

The Group uses derivative financial instruments to manage its interest rate and foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis of the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, such as yield curves, spot and forward FX rates.

The Group incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the applicable counterparty’s non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of non-performance risk, the Group has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although the Group has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. As of June 30, 2023, the Group assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Group determined that its valuations of its derivatives in their entirety are classified in Level 2 of the fair value hierarchy.

Valuation of Level 3 financial instruments

Equity securities

The Group determined the fair value of investments in equity securities that do not have a readily available market value amounting to £9 million at June 30, 2023 (December 31, 2022: £9 million) using the Market Comparable Companies Approach which involves identification of comparable enterprises, selection of a multiple or multiples for each of the comparable enterprises and adjusting for factors such as differences in entity size, profitability, expected growth, working capital, liquidity, and investors’ required rate of return, given the risk of the investment. The EBITDA multiple used to develop the level 3 fair value measured was 8.8 for the six months ended June 30, 2023 (December 31, 2022: 8.8), which was from the main comparable company. An increase in the input would result in an increase in the investments in equity securities valuation; a decrease in the input would result in a decrease in the investments in equity securities valuation. The total unrecognized gain of £ nil million for the six months period ended June 30, 2023 (June 30, 2022: £ nil million) is recognized with other income / (expense), net in the consolidated income statement.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Non-derivative financial instruments

Fox Option

On October 2, 2019, the Group entered into an arrangement with Fox Corporation (“Fox”), pursuant to which FSG Services LLC, a wholly-owned subsidiary of Fox, has an option (the Fox Option) to acquire an 18.6% equity interest in FanDuel. In April 2021, Fox filed an arbitration claim against the Group with respect to its option to acquire an 18.6% equity interest in FanDuel seeking the same price that the Group paid for the acquisition of 37.2% of FanDuel from Fastball Holdings LLC in December 2020. On November 7, 2022, the arbitration tribunal determined the option price as of December 2020 to be $3.7 billion plus an annual escalator of 5%. As of June 30, 2023 and December 31, 2022, the option price was $4.2 billion and $4.1 billion respectively. Fox has a ten-year period from December 2020 within which to exercise the Fox Option, should it wish to do so. Cash payment is required at the time of exercise and the Fox Option can only be exercised in full. Exercise of the Fox Option requires Fox to be licensed and should Fox not exercise within this timeframe, the Fox Option shall lapse.

As of June 30, 2023 and December 31, 2022 the fair value of the Fox Option amounts to £276 million and £182 million respectively which was determined using an option pricing model. The significant unobservable inputs were the enterprise value of FanDuel, the discount for lack of marketability (“DLOM”), the discount for lack of control (“DLOC”), implied volatility and probability of Fox getting licensed.

For the period ended June 30, 2023, the enterprise value of FanDuel was determined using the Sum-of-the-Parts (“SOTP”) valuation approach applied by multiple analyst consensus equity valuations. The range of FanDuel’s enterprise value using this approach was $19 billion to $24 billion. Management has used the median of $21 billion, in developing the fair value measurement. The implied enterprise value of FanDuel was derived by subtracting the enterprise value (“EV”) of the Group’s non-U.S. businesses from the Group market capitalization. The EV to adjusted earnings before interest, tax, depreciation and amortization multiples used for the Group’s non U.S. businesses ranged from 6.1x to 13x, with the weighted median and weighted average being 11.6x and 11.9x, respectively.

For the period ended December 31, 2022, the enterprise value of FanDuel was determined using an equal weight to the value indications of the discounted cash flow analysis and the guideline public company analysis. The discount rate used in the discounted cash flow analysis was 19.0%. The EV-to-revenue multiple used in the guideline public company analysis was 5.3x for the years ended December 31, 2022, with the ranges of revenue multiples of selected comparable companies being 1.2x – 5.7x for the year ended December 31, 2022. The median and arithmetic average for the comparable companies was 2.65x and 2.66x for the year ended December 31, 2022. In developing the fair value measurement, management placed higher weightage on multiples of peer group companies that were most directly comparable to FanDuel from within the selected guideline public companies. The key value drivers considered while assigning weights to multiples of peer group companies were profitability (profit margins), future growth prospects, size of peer group companies, among others. The result of this calibration was that a multiple between the third quartile and high end was deemed most appropriate to develop the required fair value measurement.

Additionally, management applied a combined 40% discount for lack of marketability and lack of control for the six months ended June 30, 2023 and year ended December 31, 2022. Management estimated the DLOM considering outputs from various securities-based approaches that included the Asian Protective Put, Finnerty method and Protective put (Chaffe) method. A range of DLOMs obtained using these approaches was 15.2% to 33.2%. To cross-verify the estimated DLOM, management also conducted restricted stock studies and observed average or median DLOMs in the range of c. 10.9% to c. 45.0%. Management also conducted pre-initial IPO studies that indicate median DLOMs to be potentially in a range of 6.15% to 82%, with an arithmetic average of 46.96% within the population of post-2008 IPOs considered in the study. DLOC was

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

estimated at 20% using implied discounts in previous observable transactions involving FanDuel’s equity ownership and data based on Mergerstat studies. To cross-verify the estimated DLOC, Management has calculated the implied DLOC using the control premium used in goodwill impairment studies.

The combined discounts range from 32.2% to 46.5%, with management having selected 40%, which is on the lower end of the third quartile, but above the arithmetic average as most appropriate to develop the required fair value measurement for the period ended June 30, 2023, and December 31, 2022.

The volatility was 39% and 38% for the period ended June 30, 2023 and December 31, 2022, with the volatility range of the selected comparable companies being 22.2% – 61.6% for June 30, 2023 and 14.7% – 62.7% for December 31, 2022. In developing the fair value measurement, the probability of a market participant submitting to and obtaining a license was estimated at 75% for the period ended June 30, 2023, and December 31, 2022.

Changes in discount rates, revenue multiples, DLOM, DLOC, implied volatility and probability of Fox getting licensed, each in isolation, may change the fair value of certain of the Fox Option. Generally, an increase in discount rates and DLOM, DLOC or decrease in revenue multiples, implied volatility and probability of Fox getting licensed may result in a decrease in the fair value of the Fox Option. Due to the inherent uncertainty of determining the fair value of the Fox Option, the fair value of the Fox Option may fluctuate from period to period. Additionally, the fair value of the Fox Option may differ significantly from the value that would have been used had a readily available market existed for FanDuel Group LLC. In addition, changes in the market environment and other events that may occur over the life of the Fox Option may cause the losses ultimately realized on the Fox Option to be different than the unrealized losses reflected in the valuations currently assigned.

Redeemable non-controlling interests at fair value

The terms of symmetrical call and put options agreed between the Group and Boyd require exercise price to be calculated at fair market value without giving effect to DLOM and DLOC. FanDuel’s pre-discount enterprise value determined in the same manner as discussed earlier for June 30, 2023 and December 31, 2022 is considered in measuring the fair value of redeemable non-controlling interests owned by Boyd.

Contingent consideration

The contingent consideration payable is primarily determined with reference to forecast performance for the acquired businesses during the relevant time periods and the amounts to be paid in such scenarios. The fair value was estimated by assigning probabilities to the potential payout scenarios. The significant unobservable inputs are forecast performance for the acquired businesses.

The fair value of contingent consideration is primarily dependent on forecast performance for the acquired businesses in excess of a predetermined base target. An increase and decrease of 10% in the excess over the predetermined base target during the relevant time periods would increase and decrease the value of contingent consideration at June 30, 2023 by £2 million and £2 million, respectively (December 31, 2022: £1 million and £2 million).

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Movements in the six months period in respect of Level 3 financial instruments carried at fair value

The movements in respect of the financial assets and liabilities carried at fair value in the six months period to June 30, 2023 are as follows:

(£ in millions)	Contingent consideration	Equity securities	Fox Option liability	Total	Redeemable non-controlling interest at fair value
Balance at December 31, 2022	£(18)	£9	£(182)	£(191)	£(645)
Total gains or losses for the period:
Included in earnings	2	—	(94)	(92)	—
Included in other comprehensive income	—	—	—	—	—
Attribution of net loss and other comprehensive income:
Net loss attributable to redeemable non-controlling interest	—	—	—	—	3
Other comprehensive income attributable to redeemable non-controlling interest	—	—	—	—	(1)
Adjustment of redeemable non-controlling interest to redemption at fair value	—	—	—	—	(150)

Balance at June 30, 2023	(16)	9	(276)	(283)	(793)

Change in unrealized gains or losses for the period included in earnings	2	—	(94)	(92)	—

Change in unrealized gains or losses for the period included in other comprehensive income	£—	£—	£—	£—	£—

16.	COMMITMENTS AND CONTINGENCIES

Guarantees

The Group has uncommitted working capital overdraft facilities of £16 million (December 31, 2022: £16 million) with Allied Irish Banks p.l.c. These facilities are secured by a Letter of Guarantee from Flutter Entertainment plc.

The Group has bank guarantees: (i) in favor of certain gaming regulatory authorities to guarantee the payment of player funds, player prizes, and certain taxes and fees due by a number of Group companies; and (ii) in respect of certain third-party rental and other property commitments, merchant facilities and third party letter of credit facilities. The maximum amount of the guarantees as of June 30, 2023 was £257 million (December 31, 2022: £247 million). No claims had been made against the guarantees as of June 30, 2023 (December 31, 2022: £nil). The guarantees are secured by counter indemnities from Flutter Entertainment plc and certain of its subsidiary companies. The value of cash deposits over which the guaranteeing banks hold security was £23 million as of June 30, 2023 (December 31, 2022: £23 million).

Long-term debt under the TLA Agreement and Syndicated Facility Agreement are guaranteed by the Company and certain of its operating subsidiaries.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Other purchase obligations

The Group is a party to several non-cancelable contracts with vendors where the Group is obligated to make future minimum payments under the terms of these contracts as follows:

(£ in millions)
From July 1, 2023 to December 31, 2023	£267
2024	531
2025	288
2026	236
2027	148
Thereafter	213

£1,683

Legal Contingencies

The Group is involved, from time to time, in various litigation, administrative and other legal proceedings, including regulatory actions, incidental or related to its business. The Group establishes an accrued liability for legal claims and indemnification claims when the Group determines that a loss is both probable and the amount of the loss can be reasonably estimated. The estimates are based on all known facts at the time and our assessment of the ultimate outcome. As additional information becomes available, the Group reassesses the potential liability related to our pending claims and litigations, which may also revise our estimates. The amount of any loss ultimately incurred in relation to these matters may be higher or lower than the amounts accrued. Due to the unpredictable nature of litigation, there can be no assurance that our accruals will be sufficient to cover the extent of our potential exposure to losses. Any fees, expenses, fines, penalties, judgments, or settlements which might be incurred by us in connection with the various proceedings could affect our results of operations and financial condition.

Austrian and German player claims

The Group has seen a number of player claims in Austria and Germany for reimbursement of historic gaming losses. The basis of these claims is rooted in the Group having provided remote services in Austria and Germany (outside of Schleswig-Holstein) from Maltese entities on the basis of multi-jurisdictional Maltese licenses, which the Group continues to believe is compliant in accordance with EU law. However, the Austrian Courts and certain German Courts consider the Group’s services non-compliant with their respective local laws. The Group strongly disputes the basis of these claims and judgements made by Austrian and German courts in awarding the player’s claims.

At the six months ended June 30, 2023, the Group expects to settle claims amounting to €7.6 million (£6.5 million) and has recognized an accrued liability within loss contingencies forming part of other current liabilities. In addition to the aforesaid, there are further claims made against the Group amounting to €38.5 million (£33.1 million), the settlement of which is predicated on the merits of the case and whether the enforcement proceedings are successful in laying claim over the Group’s Maltese assets for settlement of these claims. The Group, based on advice from its legal counsel, believes such cross-border enforcement of judgements is in contravention to Maltese public policy and Regulation (EU) 1215/2012 and has not accrued any liability for these claims. In addition, an amendment to Maltese local law in June 2023, clearly prohibits enforcement of a ruling by a foreign court in Malta.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Group has filed countersuits before the Maltese Civil Court for setting aside these claims. The defendants have also filed garnishee orders with the Maltese Civil Court to attach the Group’s Maltese assets, some of which have already been declined by the Maltese Civil Court. Should the Maltese Courts decide in favor of the Group, there would be grounds for dismissal of all pending player claims instituted against the Group. While the Group believes that it has strong arguments, at this time, the Group is unable to reasonably estimate the likelihood of the outcome due to the complexities and uncertainty around the judicial process.

Tax dispute in relation to operations in Italy

In December 2022, the Italian Tax Police initiated an investigation of the operations conducted by PokerStars business in Italy (hereinafter referred to as ‘PS Italy’), alleging that PS Italy’s server infrastructure located in Italy amounts to an Italian permanent establishment for corporate tax purposes.

PS Italy’s submissions to the Italian Tax Police note that the server and network equipment was in third party locations not at the disposal of PS Italy and performed mere auxiliary automated activities primarily put in place to provide Italian regulators with an interface for reporting of PS Italy’s revenues. Further, PS Italy did not employ or have staff locally.

A similar audit of this infrastructure in previous years, at a time when the Group had local employees, resulted in an immaterial Transfer Pricing adjustment being agreed with the Italian Tax Authorities since the Italian Supreme Court ruled that the Group did not have an Italian permanent establishment.

The Group is fully co-operating with the Italian Tax Authorities competent for the issuance of a formal tax assessment (which has not yet been notified). Considering that the review by the Italian Tax Authorities is at an early stage and ongoing and based on currently available information at the time of issue of the unaudited condensed consolidated financial statements, the Group is unable to make a reasonable estimate of loss or range of losses, if any, arising from the investigation by the Italian Tax Police.

Cybersecurity Incident

The Group received notice that certain customer and employee data was involved in the global incident involving the MOVEit file transfer software, which began when the third-party provider administering the software announced that it had identified a previously unknown vulnerability in MOVEit. The Group had previously used MOVEit to share data and manage file transfers similar to many companies globally. Once the Group was informed of the incident, we promptly undertook responsive measures, including restricting access to the affected application, launching an internal investigation in partnership with outside independent cybersecurity forensic and notifying the relevant regulators and law enforcement agencies, as well as our employees and customers, impacted by the incident. Based on this investigation and information currently known at this time, the Group cannot determine or predict the ultimate outcome of this matter or any related claims or reasonably provide an estimate or range of the possible outcome or loss, if any, though we do not expect that this incident will have a material impact on our operations or financial results. However, the Group has incurred and may continue to incur, expenses related to existing or future claims arising from this incident.

Goods and Services Tax rate applicable to operations in India

With effect from October 1, 2023, the Indian Parliament confirmed an increase in the goods and services tax (“GST”) rate from 18% to 28% and determined the tax base should be player deposits.

India’s Goods and Services Tax Council (the “GST Tax Authorities”) is currently investigating the historical characterization of services for taxation and therefore the GST rate applicable to products such as

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

rummy, fantasy games and poker offered by online gaming businesses. Industry precedent for products characterized as ‘games of skill’ has been to subject them to a tax of 18% on commission charged from players, whereas the GST Tax Authorities are asserting that the products should be characterized as ‘games of chance’ and are subject to a higher tax of 28% on the amount staked by players.

The GST Tax Authorities have issued tax notices to several online gaming businesses, but not to the Group’s operations in India (Junglee and Sachiko). The cases are being appealed by the online gaming businesses and remain unresolved at the time of issue of the consolidated financial statements. The lead case, the Directorate General of GST Intelligence versus Gameskraft Technologies Private Limited, for the pursual of underpaid GST of $2.6 billion, was ruled in favor of Gameskraft, the taxpayer, at the Karnataka High Court in May 2023, who found the taxes had been paid in accordance with the law, but the case is now being appealed at the Indian Supreme Court.

Since these matters are still developing, the Group is unable to predict the outcome. As of the date of issue of the unaudited condensed consolidated financial statements the Group is still assessing the quantum on any potential claim by the GST Tax Authorities and is unable to make a reasonable estimate of any reasonably possible loss or range of losses, if any.

17.	RELATED PARTY TRANSACTIONS

Effective June 1, 2020, we entered into a consultancy agreement with Richard Flint, a non-executive director, pursuant to which Mr. Flint received £250,000 per annum for providing consultancy services to us. This consultancy agreement was terminated on May 31, 2022. During the six months ended June 30, 2022, Mr. Flint received £104,167.

18.	SUBSEQUENT EVENTS

Closure of FOX Bet Operations

On July 30, 2023, the Group announced its decision to close the sports betting platform “FOX Bet.” A phased closure of FOX Bet’s operations took place between July 31 and August 31, 2023. The Group operated FOX Bet as part of the U.S. segment, which generated revenue of 0.2% and 0.3% of total U.S. segmental revenue for the six months ended June 30, 2023 and 2022, respectively. Fox Corporation will retain future use of the FOX Bet brands.

Acquisition of redeemable non-controlling interest in Junglee Games

In June 2023, the Group exercised the option to acquire a further 32.5% of the outstanding shares of Junglee Games for a cash consideration of £75 million. On exercise of the option, the Group recorded a liability relating to the buyout within other current liabilities on the unaudited condensed consolidated balance sheet as of June 30, 2023. In July 2023, the Group completed the acquisition by settling this liability. The acquisition brings the Group’s holding in Junglee Games to 84.8% up from the previous controlling interest of 52.3%.

Acquisition of MaxBet

On September 27, 2023, the Group announced the acquisition of an initial 51% stake in MaxBet, an omni-channel sports betting and gaming operator based in Serbia, for a cash consideration of €141 million (£123 million). The Group has put in place a mechanism to acquire the remaining 49% in 2029. MaxBet will provide Flutter with the platform to access fast-growing markets in the Balkans regions via the MaxBet brand.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Due to the timing of the acquisition, the initial purchase accounting is incomplete. The Group will complete its initial allocation of purchase price to total net assets acquired on completion of closing, which is expected to occur in the first quarter of 2024.

In preparing these unaudited condensed consolidated financial statements, management evaluated subsequent events through October 20, 2023, on which date the unaudited consolidated financial statements were available for issue.

******

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Flutter Entertainment plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Flutter Entertainment plc. and subsidiaries (“the Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income/(loss), changes in shareholders’ equity and redeemable non-controlling interests, and cash flows for each of the years in the two year period ended December 31, 2022, and the related notes and financial statement schedule II (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of FOX’s option to acquire stake in FanDuel

As discussed in Note 20, Flutter has an agreement with the FOX Corporation (“FOX”) that provides FOX with an option (“the Fox Option”) to acquire an 18.6% equity interest in FanDuel Group LLC, Flutter’s US subsidiary. As the Company is the writer of this option, the settlement obligation is recorded as a liability on its balance sheet and adjusted to fair value through the Statement of Comprehensive Income/(Loss).

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We identified the assessment of the valuation of the Fox Option as a critical audit matter. A high degree of auditor judgment was required in evaluating certain key assumptions used to determine the equity value of the option, specifically, the discounts applied for lack of control and marketability, licensing probability and volatility rates. Changes to these assumptions could have a significant effect on the valuation.

The following are the primary procedures we performed to address this critical audit matter:

•	We evaluated the Company’s licensing probability assumption by comparing the assumption to contractual and regulatory requirements and available industry data.

•

We involved valuation professionals with specialized skill and knowledge who assisted in evaluating the discounts applied for lack of control and marketability by comparing against rates that were independently developed using comparable data. We also involved these professionals in evaluating the volatility rates by assessing the appropriateness of the market comparables utilized.

Measurement of fair value of intangible assets related to a business combination

As discussed in Note 12, on August 4, 2022, the Group completed the acquisition of Sisal for consideration of £1,675 million. In allocating the purchase price, the Company recognised intangible assets at fair value in the amount of £1,058 million, including trademarks of £435 million and customer relationships of £229 million.

We identified the assessment of the measurement of fair value of trademarks and customer relationships acquired in the Sisal acquisition as a critical audit matter. A high degree of auditor judgment was required in evaluating the key fair value assumptions related to the valuation of trademarks and customer relationships, specifically the royalty rates, discount rates and customer attrition rates, used due to the subjectivity of these inputs. Changes to these assumptions could have a significant effect on the measurement of fair value.

The following is the primary procedure we performed to address this critical audit matter:

•

We involved valuation professionals with specialized skill and knowledge who assisted in evaluating the royalty rates, customer attrition rates and discount rates by comparing against rates that were independently developed using comparable data.

/s/ KPMG

We have served as the Company’s auditor since 2018.

Dublin, Ireland

October 20, 2023

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

CONSOLIDATED BALANCE SHEETS

(£ in millions except share and per share amounts)

	As of December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	£798	£952
Cash and cash equivalents – restricted	13	7
Player deposits – cash and cash equivalents	1,659	1,024
Player deposits – investments	138	83
Accounts receivable, net	96	40
Prepaid expenses and other current assets	580	203

TOTAL CURRENT ASSETS	3,284	2,309
Investments	9	5
Property and equipment, net	356	208
Operating lease right-of-use assets	373	254
Intangible assets, net	5,814	4,831
Goodwill	10,944	9,427
Deferred tax assets	37	7
Other non-current assets	52	119

TOTAL ASSETS	£20,869	£17,160

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	204	74
Player deposit liability	1,744	1,048
Operating lease liabilities	90	41
Long-term debt due within one year	36	22
Other current liabilities	1,748	1,216

TOTAL CURRENT LIABILITIES	3,822	2,401
Operating lease liabilities – non-current	317	224
Long-term debt	5,542	3,548
Deferred tax liabilities	760	497
Other non-current liabilities	415	528

TOTAL LIABILITIES	10,856	7,198
COMMITMENTS AND CONTINGENCIES (Note 21)
REDEEMABLE NON-CONTROLLING INTERESTS	767	980
SHAREHOLDERS’ EQUITY
Common share (Authorized 300,000,000 shares of €0.09 (£0.08) par value each; issued 2022: 176,091,902 shares; 2021: 175,628,334 shares)	27	27
Shares held by employee benefit trust, at cost 2022: 1,396 shares, 2021: 33,158 shares	—	(4)
Additional paid-in capital	960	842
Accumulated other comprehensive income / (loss)	53	(264)
Retained earnings	8,077	8,381

Total Flutter Shareholders’ Equity	9,117	8,982
Non-controlling interests	129	—

TOTAL SHAREHOLDERS’ EQUITY	9,246	8,982

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY	£20,869	£17,160

The accompanying notes are an integral part of these Consolidated Financial Statements.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

(£ in millions except share and per share amounts)

	Year ended December 31,
	2022	2021
Revenue	£7,706	£6,040
Cost of sales	(3,889)	(2,823)

Gross profit	3,817	3,217
Technology, research and development expenses	(447)	(460)
Sales and marketing expenses	(2,450)	(2,050)
General and administrative expenses	(991)	(1,029)

Operating loss	(71)	(322)
Other (expense) income, net	(1)	71
Interest expense, net	(176)	(155)

Loss before income taxes	(248)	(406)
Income tax expense	(62)	(138)

Net loss	(310)	(544)

Net loss attributable to non-controlling interests and redeemable non-controlling interests	(2)	(10)
Adjustment of redeemable non-controlling interest to redemption value	52	134
Net loss attributable to Flutter shareholders	(360)	(668)
Net loss per share
Basic	(2.04)	(3.80)
Diluted	(2.04)	(3.80)
Other comprehensive income / (loss), before tax:
Effective portion of changes in fair value of cash flow hedges	65	19
Fair value of cash flow hedges transferred to the income statement	(57)	(8)
Foreign exchange (loss) / gain on net investment hedges	(129)	22
Foreign exchange gain / (loss) on translation of the net assets of foreign currency denominated entities	450	(327)
Fair value movements on available for sale debt instruments	(3)	(1)

Other comprehensive income / (loss)	326	(295)

Other comprehensive income / (loss) attributable to Flutter shareholders	317	(299)
Other comprehensive income attributable to non-controlling interest and redeemable non-controlling interest	9	4

Total comprehensive income / (loss) for the year	£16	£(839)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND REDEEMABLE NON-CONTROLLING INTERESTS

(£ in millions except share amounts)

	Redeemable non- controlling interests	Common Share		Shares held by employee benefit		Additional Paid-In Capital	Accumulated Other Comprehensive Income/(Loss)	Treasury share	Retained Earnings	Total Flutter Shareholders’ Equity	Non-controlling Interests	Total Equity
		Shares	Amount	Shares	Amount
Balance at January 1, 2021	£825	177,033,508	£27	67,320	£(6)	£10,784	£35	£(41)	£(880)	£9,919	£—	£9,919

Net profit / (loss)	124	—	—	—	—	—	—	—	(668)	(668)	—	(668)
Adjustment of redeemable non-controlling interest redeemable at fair value	19	—	—	—	—	—	—	—	(19)	(19)	—	(19)
Shares issued on exercise of employee share options	—	560,426	—	—	—	13	—	—	—	13	—	13
Business combinations	25	—	—	—	—	—	—	—	—	—	—	—
Cancellation of treasury shares	—	(1,965,600)	—	—	—	—	—	41	(41)	—	—	—
Reduction of capital	—	—	—	—	—	(10,000)	—	—	10,000	—	—	—
Ordinary shares of the Company acquired by the Employee Benefit Trust	—	—	—	1,337,894	(181)	—	—	—	—	(181)	—	(181)
Equity-settled transactions – expense recorded in the income statement	—	—	—	—	—	45	—	—	—	45	—	45
Equity-settled transactions – vesting	—	—	—	(1,372,056)	183	—	—	—	(11)	172	—	172
Dividend paid to non-controlling interests	(17)	—	—	—	—	—	—	—	—	—	—	—
Other Comprehensive Income/(Loss)	4	—	—	—	—	—	(299)	—	—	(299)	—	(299)

Balance at December 31, 2021	980	175,628,334	27	33,158	(4)	842	(264)	—	8,381	8,982	—	8,982
Net profit / (loss)	48	—	—	—	—	—	—	—	(360)	(360)	2	(358)
Adjustment of redeemable non-controlling redeemable at fair value	(63)	—	—	—	—	—	—	—	63	63	—	63
Shares issued on exercise of employee share options	—	463,568	—	—	—	7	—	—	—	7	—	7
Business combinations	4	—	—	—	—	—	—	—	—	—	126	126
Ordinary shares of the Company acquired by the Employee Benefit Trust	—	—	—	23,775	(3)	—	—	—	—	(3)	—	(3)
Equity-settled transactions – expense recorded in the income statement	—	—	—	—	—	111	—	—	—	111	—	111
Equity-settled transactions – vesting	—	—	—	(55,537)	7	—	—	—	(7)	—	—	—
Dividend paid to non-controlling interests	(5)	—	—	—	—	—	—	—	—	—	—	—
Acquisition of redeemable non-controlling interests	(205)	—	—	—	—	—	—	—	—	—	—	—
Other Comprehensive Income/(Loss)	8	—	—	—	—	—	317	—	—	317	1	318

Balance at December 31, 2022	£767	176,091,902	£27	1,396	£—	£960	£53	£—	£8,077	£9,117	£129	£9,246

The accompanying notes are an integral part of these Consolidated Financial Statements.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(£ in millions)

	Year ended December 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	£(310)	£(544)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	873	733
Change in fair value of derivatives	(116)	(102)
Non-cash interest expense, net	1	12
Non-cash operating lease expense	78	51
Unrealized foreign currency exchange loss	162	75
Loss / (gain) on disposal	1	(17)
Share-based compensation – equity classified	111	45
Share-based compensation – liability classified	42	303
Change in fair value of Fox Option liability and other non-cash expense/(income)	(66)	51
Deferred taxes	(122)	9
Loss / (gain) on extinguishment of long-term debt	53	(92)
Change in contingent consideration	(5)	6
Change in operating assets and liabilities:
Player deposits	(58)	(1)
Accounts receivable	(10)	(12)
Prepaid expenses and other current assets	(55)	(25)
Accounts payable	(19)	(1)
Other current liabilities	169	(88)
Player deposit liability	312	58
Operating leases liabilities	(61)	(41)

Net cash provided by operating activities	980	420

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(102)	(89)
Purchases of intangible assets	(85)	(62)
Capitalized software	(159)	(111)
Acquisitions, net of cash acquired	(1,676)	(51)
Proceeds from disposal of property and equipment	4	127

Net cash used in investing activities	(2,018)	(186)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of common share upon exercise of options	7	13
Proceeds from issuance of long-term debt	3,963	1,158
Repayment of long-term debt	(2,315)	(751)
Acquisition of non-controlling interests	(205)	—
Distributions to non-controlling interests	(5)	(17)
Payment of contingent consideration	(8)	(9)
Repurchase of common share	(3)	(181)

Net cash provided by financing activities	1,434	213

NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	396	447
CASH, CASH EQUIVALENTS AND RESTRICTED CASH — Beginning of year	1,983	1,577
Foreign currency exchange gain / (loss) on cash and cash equivalents	91	(41)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH — End of year	2,470	1,983

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(£ in millions)

	Year ended December 31,
	2022	2021
CASH, CASH EQUIVALENTS AND RESTRICTED CASH comprise of:
Cash and cash equivalents	£798	£952
Cash and cash equivalents – restricted	13	7
Player deposits – cash and cash equivalents	1,659	1,024

CASH, CASH EQUIVALENTS AND RESTRICTED CASH — End of year	£2,470	£1,983

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	178	144
Income taxes paid	163	139
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Purchase of property and equipment with accrued expense	17	—
Operating lease right-of-use assets obtained in exchange of operating lease liabilities	122	98
Adjustments to lease balances as a result of remeasurement.	17	14
Business acquisitions (including contingent consideration)	—	17
Cancellation of Treasury Shares	—	41
Reduction in capital	£—	£10,000

The accompanying notes are an integral part of these Consolidated Financial Statements.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Flutter Entertainment plc (the “Company” or “Flutter”) and its subsidiaries (together referred to as the “Group”) is a global online sports betting and iGaming entity, operating some of the world’s most innovative, diverse and distinctive online sports betting and gaming brands such as FanDuel, Sky Betting & Gaming, Sportsbet, PokerStars, Paddy Power, Sisal, tombola, Betfair, TVG, Junglee Games and Adjarabet. As of December 31, 2022, the Group offered its products in over 100 countries. The Group’s iGaming products are provided across its online business in many, but not all, jurisdictions in which it offers its sports services. The Group reports its financial results based on four reportable segments: UK & Ireland, Australia, International, and U.S. The segment information aligns with how the chief operating decision maker (“CODM”) reviews and manages the business. The Group determined that it is the Chief Executive Officer and Chief Financial Officer jointly who are performing the function of CODM. The Group is a public limited company incorporated and domiciled in the Republic of Ireland and has the listing on the main market of the London Stock Exchange.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported and disclosed in the consolidated financial statements. Significant estimates include, but are not limited to, the impairment assessment of acquired goodwill, determination of the valuation of level 3 financial instruments relating to the redeemable non-controlling interest at fair value, the Fox Option, the valuation of intangible assets acquired as part of a business combination and the determination of loss contingencies. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Principles of Consolidation — The consolidated financial statements include the accounts of the Group and its wholly-owned subsidiaries and other subsidiaries where the Group holds a controlling interest. All inter-company balances and transactions have been eliminated in consolidation.

Fair Value Measurements — Assets and liabilities recorded at fair value on a recurring basis in the Consolidated Balance Sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 — Inputs are observable, (other than Level 1 quoted prices) unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Level 3 — Unobservable inputs that are supported by little or no market data for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities that are measured at fair value on a nonrecurring basis relate primarily 1) assets and liabilities acquired in connection with business combinations, 2) long lived assets, goodwill and other indefinite lived intangible assets, which are remeasured when the fair value is below carrying value on the Consolidated Balance Sheets. For these assets, we do not periodically adjust carrying value to fair value, except in the event of impairment.

Cash and Cash Equivalents — Cash and cash equivalents represent cash and highly liquid investments with an original contractual maturity at the date of purchase of three months or less and excludes customer monies, which are disclosed as Player Deposits. Cash and cash equivalents were £798 million as of December 31, 2022 and £952 million as of December 31, 2021, which comprise cash and call deposits with an original maturity of three months or less and money market funds.

Player Deposits – cash and cash equivalents — Player deposits represent cash deposited by players in order to engage in our revenue-generating offerings and are held in various segregated bank accounts maintained and legally owned by the Group, but not used by the Group for general corporate purposes. The corresponding liability is recorded in player deposit liability, which represents the balances of players of the various platforms. A substantial portion of the player deposits which have a corresponding liability relating to our sports betting and iGaming operations are restricted from general corporate use by local licensing rules. Player deposits—cash and cash equivalents were £1,659 million as of December 31, 2022, and £1,024 million as of December 31, 2021.

Concentration of Credit Risk — Financial instruments that potentially subject the Group to concentrations of credit risk consist primarily of cash and cash equivalents, and player deposits. The Group maintains cash and cash equivalents with various domestic and foreign financial institutions of high credit quality. Although balances are above insured limits, funds are with major institutions. The Group performs periodic evaluations of the relative credit standing of all of the aforementioned institutions through regular monitoring of credit ratings, credit default swaps and other public information, and takes action to adjust exposures to ensure that exposures to lower rated counter parties are kept to an acceptable level.

The Group’s sports betting and iGaming businesses are predominately cash and card businesses requiring players to pay in advance of the Group satisfying its performance obligation. Accounts receivable predominately consist of receivables from the Group’s point of sales affiliates in Italy. Procedures and controls exist in selection of point of sales affiliates with limits in place for acceptance of wagers on gaming terminals when applicable as well as daily checks on credit trends including blocking gaming terminals if there are unpaid amounts. During the years ended December 31, 2022, and 2021, the Group did not have any players that account for 10% or more of total revenues. Accounts receivable, net were £96 million as of December 31, 2022 and £40 million as of December 31, 2021.

Business combinations — The Company accounts for business combinations under the acquisition method of accounting, in accordance with ASC 805, which requires assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date. Any fair value of purchase consideration in excess of the fair value of the assets acquired less liabilities assumed is recorded as goodwill. The fair values of the assets acquired and liabilities assumed are determined based upon the valuation of the acquired business and involve management making significant estimates and assumptions.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Property and Equipment, net — Property and equipment, net are stated at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheets and the resulting gain or loss is reflected in general and administrative expenses in the Consolidated Statements of Comprehensive Income / (Loss).

The estimated useful lives for property and equipment categories are as follows:

Asset Class	Useful Life
Equipment	1 to 10 years
Furniture and fixtures	3 to 10 years
Leasehold improvements	Shorter of the useful life of the leasehold improvements and the remaining lease term except if there is a transfer of ownership or an option to purchase the underlying asset which Flutter is reasonably certain to exercise, in which case leasehold improvements will be amortized over their useful life
Buildings: Freehold	25 to 50 years
Land	Not depreciated

The Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the long-lived asset and its eventual disposition are less than its carrying amount being the excess of the carrying value of the impaired asset over its fair value.

Intangible Assets, net – The Group’s intangible assets consist of trademarks, licenses, customer relations, broadcasting and wagering rights, computer software and technology. License fees incurred in connection with the application and subsequent renewal of licenses are capitalized. Intangible assets acquired in a business combination, such as trademarks, customer relationships and platform technology, are recognized at fair value at the acquisition date. Intangible assets are carried at cost less accumulated amortization and impairment losses. Intangible assets are amortized on a straight-line basis over the estimated useful life except for customer relationships which are amortized based on the estimated customer attrition rates.

Finite lived intangible assets including capitalized software are tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. An impairment expense is recognized when the estimate undiscounted future cash flows are less than the asset’s carrying amount being the excess of the carrying value of the impaired asset over its fair value.

Asset Class	Useful Life
Trademarks	8 to 20 years
Licenses	2 to 20 years
Customer relationships	4-20, based on estimated customer attrition rates
Computer software and technology	2 to 5 years
Development expenditure	3 to 5 years
Broadcasting and wagering rights	6 years

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Group capitalizes the costs incurred to develop software for internal use, pursuant to ASC 350-40, Intangibles, Goodwill and Other—Internal-Use Software, during the application development stage, which include costs to design the software configuration and interfaces, coding, installation and testing. Costs incurred during the preliminary project stage along with post implementation stages of internal use software are expensed as incurred. Costs capitalized as internal use software are amortized on a straight-line basis over the estimated useful life of 3 to 5 years and are included in cost of sales within the Consolidated Statements of Comprehensive Income / (Loss).

Leases — The Group has lease agreements primarily for offices, retail stores, data centers and marketing arrangements. At contract inception, the Group determines if a contract is or contains a lease and whether it is an operating or finance lease. The Group recognizes lease expense on a straight-line basis over the initial term of the lease unless external economic factors exist such that renewals are reasonably certain. In those instances, the renewal period would be included in the lease term to determine the period in which to recognize the lease expense. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets. The Group elected the practical expedient to account for each lease component (e.g., the right to use office space) and the associated non-lease components (e.g., maintenance services) as a single lease component.

Goodwill — Goodwill represents the excess of cost over the fair value of the net tangible and intangible assets of businesses acquired in a business combination. Goodwill is tested for impairment at least annually in the fourth quarter of each fiscal year or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Group has elected to begin with qualitative assessment, commonly referred to as “Step 0,” to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. This qualitative assessment may include, but is not limited to, reviewing factors such as macroeconomic conditions, industry and market considerations, cost factors, entity-specific financial performance and other events, such as changes in the Group’s management, strategy and primary user base.

If the Group determines that it is more likely than not that the fair value of goodwill is less than its carrying amount, then the Group performs the quantitative goodwill impairment test. If the fair value exceeds the carrying amount, no further analysis is required; otherwise, any excess of the goodwill carrying amount over the implied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

Long-term Debt — The Group’s long-term debt includes term loans and a revolving credit facility. The term loans are recorded at par value less debt issuance costs, which are recorded as a reduction in the carrying value of the debt. The discount, premium and issuance costs associated with the term loans are amortized using the effective interest rate method over the term of the debt as a non-cash charge to interest expense. Borrowings under the revolving credit facility, if any, are recognized at principal balance plus accrued interest based upon stated interest rates. Long-term debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date, unless the Company has the ability and intention to refinance on a long-term basis. In the event a debt is modified, Group evaluates the transaction under ASC 470-50-40, Debt Modifications and Extinguishments. If the new debt terms are substantially different from the original debt terms, the original debt is accounted for as being extinguished and a new debt instrument will be recognized. If the new debt terms are not substantially different from the original debt terms, the transaction will be accounted for as a modification of the original debt terms.

Derivative Instruments and Hedging Activities — The Group uses derivative financial instruments for risk management and risk mitigation purposes. As such, any change in cash flows associated with derivative instruments are expected to be offset by changes in cash flows related to the hedged item. All derivatives are recorded at fair value on the Consolidated Balance Sheets in the other current assets, other non-current

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

assets, other current liabilities, and other non-current liabilities and changes in the fair value of derivative financial instruments are either recognized in Accumulated other comprehensive income / (loss), Other income/(expense), net depending on the nature of the underlying exposure, whether the derivative is formally designated as a hedge and, if designated, the extent to which the hedge is effective. For undesignated hedges and designated cash flow hedges, this is primarily within the cash provided by operations component of the Consolidated Statements of Cash Flows. For designated net investment hedges, this is within the Cash provided by investing activities component of the Consolidated Statements of Cash Flows. For the Company’s cash flow hedges, which use cross currency interest rate swaps to mitigate the risk of fluctuation of coupon and principal cash flows due to changes in foreign currency and interest rates related to the USD First Lien Term Loan B and USD First Lien Term Loan A, the related cash flows are reflected within the Net cash provided by operating activities in the Consolidated Statements of Cash Flows.

Income Taxes — The Group accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to operating loss carry-forwards and temporary differences between financial statement bases of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in the income tax rates on deferred tax asset and liability balances is recognized in income in the period that includes the enactment date of such rate change. A valuation allowance is recorded for loss carry-forwards and other deferred tax assets when it is determined that it is more likely than not that such loss carry-forwards and deferred tax assets will not be realized.

The Group accounts for uncertainty in income taxes recognized in its consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in our consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The income tax (benefit) provision includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.

Commitments and Contingencies — The Group is subject to various legal proceedings, regulatory proceedings and claims, the outcomes of which are subject to uncertainty. We record an estimated loss from a loss contingency, with a corresponding charge to income, if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Where there is a reasonable possibility that a loss has been incurred, we provide disclosure of such contingencies.

Revenue Recognition — The Group, in accordance with ASC, Topic 606, Revenue from Contracts with Customers, recognizes revenue when a performance obligation is satisfied by transferring the control of promised goods or services to a customer, in an amount that reflects the consideration that the Group expects to be entitled for those goods or services using a five-step process.

The Company determines revenue recognition through the following steps:

•	Identify the contract, or contracts, with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to performance obligations in the contract; and

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

•	Recognize revenue when, or as, the Company satisfies performance obligations by transferring the promised good or services.

The Group is engaged in the business of digital sports entertainment and gaming, earning its revenue predominantly from two types of gaming products: peer-to-business (“P2B”) and peer-to-peer (“P2P”). Our P2B products involve players playing against the Group and P2P products involve players playing/betting against each other and not against the Group, and the Group makes a commission on the games. The P2B products include a range of games of chance such as sportsbook, online casino, bingo and machine gaming terminals. The P2P products include betting and exchanges, such as Betfair Exchange, horseracing TVG, daily fantasy sports (“DFS”), pari-mutuel wagering and poker. Our main revenue streams are as below:

Sportsbook

Sportsbook involves the player placing a bet (wager) on various types of sporting events at fixed odds determined by the Group. Bets are made in advance of the sporting event that will determine the outcome of the wager. The player places their bet in the custody of the Group until the event occurs and the result of the sporting event is determined, which will be at some time in the future.

The Group has an obligation to honor the outcome of the sporting event and to pay out an amount equal to the stated odds assigned at the time of the bet if the player wins. These elements to the Group’s obligation (honoring the outcome and paying out an amount) are not separable and are considered one performance obligation by the Group.

For a single wager, revenue represents the net win or loss from a sporting event, net of new player incentives and player retention incentives. Odds are set based on statistical probabilities such that the Group expects to realize a net win from the aggregation of all individual bets with players over time.

Revenue is recognized when the performance obligation is satisfied which corresponds to the occurrence of the sporting event to which the betting relates, at which time recognition of the net win or net loss is recorded.

iGaming (including iGaming, Poker, and Lottery)

iGaming consists of a full suite of casino and online games such as roulette, blackjack, slot games, bingo, rummy and other card games. Casino games involve players placing wagers to play an online game against the Group. Games are designed to function and determine the outcome of the bet without the intervention of the Group and with only the player making decisions around their bet and the options given in the game. We generate revenue through the gross bets placed less payouts on winning bets, which is also referred to as “hold.”

The Group has an obligation to honor the outcome of the game and to pay out an amount equal to the stated odds if the player wins the game. These elements to the Group’s obligation (honoring the outcome and paying out an amount) are not separable and are considered one performance obligation by the Group. For a single wager, revenue represents the net win or loss from a game, net of new player incentives and player retention incentives. Individual online games are designed and function in such a manner that the Group expects to realize a net win from the aggregation of all the individual gaming transactions with a player over the relationship based on statistical probabilities. The Group’s performance obligations are satisfied upon the outcome of the game within a few minutes of the placement of the bet by the player at which time net win or net loss is determined and revenue is recognized at that time.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Poker

Online poker is a peer-to-peer game offered through multiple platforms within the Group where individuals engage in game play against other individuals, not against the Group. Players play against each other in either ring games (i.e., games for cash on a hand-by-hand basis) or in tournaments (i.e., players play against each other for tournament chips with prize money distributed to the last remaining competitors) or variations thereof. The Group collects a percentage of a game’s wagers, known as the rake, up to a capped amount in ring games and a tournament entry fee for scheduled tournaments and sit and go tournaments.

The Group’s performance obligation is to operate the ring games and tournaments in accordance with the rules, tabulate the results and pay out players based on the ring games’ and tournaments’ results. These elements to the Group’s obligation are not separable and are considered one performance obligation by the Group.

For ring games, revenue (the rake) is recognized at the conclusion of each poker hand. For tournaments, revenue from entry fees revenue is recognized when the tournament has concluded.

The Group operates a tiered loyalty program named PokerStars Rewards. Players earn a fixed amount of rewards points for every one currency unit in entry fees for scheduled tournaments and rake. Chests are awarded for a fixed number of rewards points with the number of rewards points required for a chest varying based on tiers. Chests expire after 30 days if unopened. Players in the higher tiers are also entitled to participate in monthly poker challenges with the points targets and rewards personalized based on the players playing history in the form of star coins. Star coins can be exchanged by players for cash, bonuses or other rewards. Star coins expire if a play does not earn any reward points within a six-month rolling period.

Pokerstars Rewards provides players with a material right that they would not receive without entering in game play against other individuals on the PokerStars platform and is treated by the Group as a performance obligation. The reward points are initially recognized as a contract liability with the Group allocating a portion of the rake and entry fee based on the relative standalone selling price. Revenue is recognized when the player exchanges the star coins for cash, bonuses, or other rewards. Revenue from star coins that are not expected to be redeemed is recognized in proportion to the pattern of rights exercised by players.

Lottery

The Group is the lottery operator in Italy, Turkey and Morocco and has a wide-ranging portfolio of draw- based (National Numeric Totalizer Gaming (“NTNG”)) products and instant lottery games that are distributed through affiliated sales points which consists of third-party sales points (coffee shops, tobacco shops, newsstands) and online, through the Group’s websites and apps and other online resellers authorized by the official regulatory bodies in these three markets.

The Group’s obligation for NTNG products includes designing new games, managing the operation and infrastructure of NTNG products, developing the distribution network and marketing support for NTNG products, acting as the national totalizator, and providing services for players and winners. These elements to the Group’s obligation of operating a draw-based lottery are not separable and are considered one performance obligation composed of a series of distinct services (i.e., days of service) that are substantially the same and have the same pattern of transfer to the relevant local gaming authority, our customer.

The Group satisfies its performance obligation and recognizes revenue over time because the local gaming authority simultaneously receives and consumes the benefits provided as we perform the services. As consideration for operating the NTNG products on the local gaming authority’s behalf, the Group earns a fixed percentage of the draw-based lottery ticket sales made through its distribution network.

Where NTNG products are distributed through the Group’s websites and apps, the Group also earns a reseller commission. Reseller commission is recognized when the sale is concluded through the Group’s

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

websites and apps. The Group also earns a facility fee from affiliated sales points. This is a fee for a portfolio of different services which includes marketing services and technical support. Revenue from facility fee is recognized over the facility service contract period.

The Group’s obligation for instant lottery games includes designing, printing and selling instant lottery products and providing the comprehensive services necessary to operate integrated instant product operations including: (i) instant products planning, monitoring and management systems functions, (ii) warehousing, inventory management and distribution functions, and (iii) marketing and game support functions. These elements to the Group’s obligation of operating instant lottery games are not separable and are considered one performance obligation composed of a series of distinct services (i.e., days of service) that are substantially the same and have the same pattern of transfer to the relevant local gaming authority, our customer.

The Group satisfies its performance obligation and recognizes revenue over time because the local gaming authority simultaneously receives and consumes the benefits provided as we perform the services. As consideration for operating the instant lottery products on behalf of the local gaming authority, the Group earns a pre-determined percentage of the lottery ticket sales.

Other Revenue (including Exchange betting, Pari-mutuel wagering and Other)

Exchange betting

The Group’s betting exchange offers a platform for players to bet on the outcome of discrete sporting events. The platform offers players the opportunity to ‘back’ (bets than an outcome will occur) and ‘lay’ (bets that the outcome will not occur) with players betting against each other and not against the Group. The platform supports ‘in play’ betting (betting that takes place after an event has started and up to its conclusion) and ‘cash out’ which is a way for players to lock in a profit, or cut your losses, without having to wait for the event to finish. The Group earns a commission on the players winnings, net of discount which vary based on a players betting activity.

The Group’s performance obligation is to provide access to the platform, facilitate the placement of wagers including getting players matched at the best available odds through its exchange platform, and settle the wagers based on the results of the event to which the betting relates. These elements to the Group’s obligation are not separable and are considered one performance obligation by the Group. As such, revenue is recognized when the performance obligation is satisfied which corresponds to the occurrence of the event to which the betting relates, at which time recognition of the commission is recorded.

Pari-mutuel wagering

Pari-mutuel wagers on horse and greyhound races are accepted through the Group’s wagering systems. Wagers placed through the wagering systems are sent into commingled pools at the host racetrack and are subject to all host racetrack rules and restrictions. The Group receives a fee for the wagers it has brought to the pool and does not collect anything else when a bettor loses, nor does it pay additional amounts (from its funds) when a bettor wins.

The Group is an agent in these transactions and records revenue on a net basis as it is merely offering access to the pool and simulcasting the event (the performance obligation). Revenue represents a percentage of amount of the wager (“handle”) from pari-mutuel wagers on horse and greyhound races. The percentage fee earned by the Group depends on the racetrack, type of wager accepted and the associated state regulations. Revenue is recognized only at the conclusion of the race, at which point all bettors are paid through the Group from the pool of funds based on closing odds of the applicable race. Revenue is stated net of new player incentives and player retention incentives.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Other

The Group’s Daily Fantasy Sports is a platform offering fantasy sports contests and fantasy sports tournaments which enables players to use their skill and knowledge of relevant professional sports information and the fantasy sports rules to compete against one another for prizes announced in advance of the event. Revenue is recognized at a point in time when the contest ends or when each round is completed over the period of the tournament.

The Group sponsors certain live poker tours and events, uses its industry expertise to provide consultancy and support services to the casinos that operate the events, and has marketing arrangements for branded poker rooms at various locations around the world. The Group also provides customers with other media and advertising services, and limited content development services with revenue generated by way of affiliate commissions, revenue share arrangements and advertising income as applicable. Revenue is recognized upon satisfying the applicable performance obligations, at a point in time or over time as applicable.

Revenue from sponsorships represents advertising campaigns for customers who become a presenting sponsor at events, which is recognized over the period of the sponsored event.

Contract balances

Contract assets and liabilities represent the differences in the timing of revenue recognition from the receipt of cash from the players. The Group’s contract assets balance is highly immaterial as the players are mostly required to pay in advance of the Group satisfying its performance obligation. Contract liabilities arise because of open sports betting positions, undrawn and unclaimed lottery prizes, and deferred revenue relating to loyalty points.

Cost of Sales — Cost of sales primarily consists of gaming taxes, annual license fees, platform costs directly associated with revenue-generating activities, including those costs that were originally capitalized for internally developed software, payments to third parties for providing market access, royalty fees for the use of casino games, payment processing fees, direct costs of sponsorships, usage costs including data services, revenue share payments made to third parties that refer players to the platform (“affiliates”), payments for geolocation services of online players and amortization of certain capitalized development costs related to our platforms. Cost of sales also includes compensation, employee benefits and share-based compensation of revenue-associated personnel, including technology personnel engaged in the maintenance of the platforms. It also includes property costs and utility costs for retail stores.

Technology, Research and Development Expenses — Technology, research and development expenses include compensation, employee benefits and share-based compensation for technology developers and product management employees as well as fees paid to outside consultants and other technology related service providers engaged in improving the appearance and speed of, the manner in which we categorize and display our products on, and player interaction with, our online sports betting and gaming platform, our internal reporting tools, network security and data encryption systems, together with scoping, planning, visioning and targeting research and development efforts (preliminary project stage), of new or enhanced product offerings. These expenses are not directly associated with earning revenue activities and are intended to improve and facilitate the customer experience, ensure the quality and safety of the customer experience on our online sports betting and gaming platform and protect and maintain our reputation. Research and development expenses also include depreciation and amortization related to computer equipment and software used in the above activities together with equipment lease expense, connectivity expense, office facilities and related office facility maintenance cost related to the above activities.

Sales and Marketing Expenses— Sales and marketing expenses consist primarily of expenses associated with advertising, sponsorships, market research, promotional activities, amortization of trademarks and

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

customer relations, and the compensation of sales and marketing personnel, including share-based compensation expenses. Advertising costs are expensed as incurred and are included in sales and marketing expense in our consolidated statements of operations. During the years ended December 31, 2022 and 2021, advertising costs were £1,318 million and £1,133 million, respectively.

General and Administrative Expenses — General and administrative expenses include compensation, employee benefits and share-based compensation for executive management, finance administration, legal and compliance, and human resources, facility costs, professional service fees and other general overhead costs.

Share-Based Compensation — The Group measures and records the expense related to share-based payment awards to employees based on the fair value of such awards as determined on the date of grant. The Group recognizes share-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period using the straight-line method. For share options with performance conditions, the Group records compensation expense when it is deemed probable that the performance condition will be met. Forfeitures are recognized when they occur.

Defined Contribution Plan — The Group offers various defined contribution plans under which the Company matches a portion of employee contributions each pay period, subject to maximum aggregate matching amounts, or contributes based on local legislative rates for eligible employees. Total defined contribution plan expense was £69 million and £49 million for the years ended December 31, 2022, and 2021, respectively.

Foreign Currency — The reporting currency of the Group is pound sterling. The Group determines the functional currency of each subsidiary in accordance with ASC 830, Foreign Currency Matters, based on the currency of the primary economic environment in which each subsidiary operates. Items included in the financial statements of such subsidiaries are measured using that functional currency. The Group periodically re-assesses its operations to determine if previous conclusions are still valid. Changes in functional currencies are applied prospectively if the operations encounter a significant and permanent change.

For the subsidiaries where the pound sterling is the functional currency, monetary assets and liabilities denominated in foreign currencies are translated into pound sterling at the exchange rates at the balance sheet dates. Transactions in foreign currencies are recorded at the exchange rates at the date of the transaction. All differences are recorded in other income / (expense), net in the Consolidated Statements of Comprehensive Income / (Loss).

For subsidiaries where the functional currency is other than pound sterling, the Group uses the period-end exchange rates to translate assets and liabilities, the average monthly exchange rates to translate revenue and expenses, and historical exchange rates to translate equity accounts into pound sterling. The Group records translation gains and losses in accumulated other comprehensive income / (loss) as a component of equity in the Consolidated Balance Sheets.

Loss per share — Basic earnings / loss per share is computed by dividing net profit / loss attributable to Flutter’s shareholders by the weighted average shares outstanding during the period. The weighted average number of shares has been adjusted for amounts held as treasury shares and amounts held by the Paddy Power Betfair plc Employee Benefit Trust (“EBT”). Diluted earnings / (loss) per share is determined by adjusting the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. Where any potential common shares would have the effect of decreasing a loss per share, they have not been treated as dilutive.

On redeemable non-controlling interests, the group utilizes the two-class method to compute earnings / (loss) per share. Under the two-class method, net profit / (loss) attributable to Flutter’s shareholders is adjusted immediately to recognize redeemable non-controlling interests at their redemption values. These adjustments

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

represent ‘in substance’ dividend distributions to the non-controlling interest holders, in line with their contractual rights to receive redemption amounts that do not represent fair value of the applicable shares.

Redeemable non-controlling interests — Redeemable non-controlling interests are equity interests in subsidiaries that are redeemable outside of the Group’s control either for cash, Flutter’s own common share, subsidiary’s equity interests, or other assets. These interests are classified as mezzanine equity and adjusted each reporting period for income (or loss) attributable to the non-controlling interest. An adjustment is then made to reflect the carrying value of non-controlling interests to the higher of the initial carrying amount adjusted for cumulative earnings allocations, or redemption value at each reporting date through retained earnings.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which among other things, eliminates certain exceptions in the current rules regarding the approach for intraperiod tax allocations and the methodology for calculating income taxes in an interim period, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The Group adopted the update as of January 1, 2021. The adoption of the new standard did not have a material impact on the consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to applying the guidance on contract modifications, hedge accounting, and other transactions, and to simplify the accounting for transitioning from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance. In December 2022, FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 (“ASU 2022-06”), which deferred the date for which this guidance can be applied from December 31, 2022 to December 31, 2024. The use of LIBOR was phased out at the end of 2021, although the phase-out of U.S. dollar LIBOR for existing agreements has been delayed until June 2023. We continue to monitor developments related to the LIBOR transition and identification of an alternative, market-accepted rate.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities in accordance with ASC Topic 606. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022 and early adoption is permitted. While the Group is continuing to assess the timing of adoption and the potential impacts of ASU 2021-08, it does not expect ASU 2021-08 to have a material effect, if any, on its consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”), which clarifies the guidance in Accounting Standards Codification Topic 820, Fair Value Measurement (“Topic 820”), when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security and introduces new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. ASU 2022-03 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and early adoption is permitted. While the Group is continuing to assess the timing of adoption and the potential impacts of ASU 2022-03, it does not expect ASU 2022-03 to have a material effect on the Group’s consolidated financial condition, results of operations or cash flows.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SEGMENTS AND DISAGGREGATION OF REVENUE

The Group has four reportable segments:

•	U.S.

•	UK & Ireland;

•	Australia; and

•	International

U.S.

The U.S. segment offers sports betting, casino, DFS and horse racing wagering products to customers across various states in the United States and the province of Ontario in Canada, mainly online but with sports betting services also provided through a small number of retail outlets. The U.S. division consists of the following brands: FanDuel and TVG. As of the end of fiscal 2022, the FanDuel online sportsbook was available in 19 states, our FanDuel online casino was available in 5 states, our FanDuel paid DFS offering was available in 44 states, our FanDuel or TVG online horseracing product was available in 33 states, and our FanDuel free-to-play products were available in all 50 states.

UK & Ireland

The UK & Ireland (“UK&I”) segment offers sports betting (sportsbook and the exchange sports product) and iGaming products (games, casino, bingo and poker) through the brands Sky Betting & Gaming, Paddy Power, Betfair and tombola. Although the UK&I brands mostly operate online, this division also included 608 Paddy Power betting shops in the United Kingdom and Ireland as at December 31, 2022.

Australia

The Australia segment offers online sports betting products through the Sportsbet brand, which operates exclusively in Australia and offers a wide range of betting products and experiences across local and global horse racing, sports, entertainment and major events.

International

The International segment includes operations in over 100 global markets and offers sports betting, casino, poker, rummy and lottery, mainly online. Sisal, the leading iGaming operator in Italy, is the largest brand in the International division following its acquisition in August 2022. The International division also includes PokerStars, Betfair International, Adjarabet and Junglee Games. The Group continues to diversify internationally and is taking its online offering into regulated markets with a strong gambling culture and a competitive tax framework under which it has the ability to offer a broad betting and iGaming product range.

The CODM evaluates performance and allocates resources based on the Adjusted EBITDA of each operating segment. Adjusted EBITDA of each segment is defined as net loss before income taxes, other income (expense) net, interest income (expense) net, depreciation of property and equipment, amortization of intangible assets, loss/gain on disposal of business, acquisition costs, restructuring and integration costs, legal settlements/(loss contingencies), gaming taxes expenses and corporate overheads that principally apply to the Group as a whole.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Group manages its assets on a total company basis, not by operating segment. Therefore, the CODM does not regularly review any asset information by operating segment and accordingly, the Group does not report asset information by operating segment.

The following tables present the Group’s segment information:

	Year ended December 31
(£ in millions)	2022	2021
Revenue
U.S.
Sportsbook	£1,734	£718
iGaming	619	413
Other	257	263

U.S. segment revenue	2,610	1,394

UK&I
Sportsbook	1,066	1,129
iGaming	963	781
Other	123	151

UK&I segment revenue	2,152	2,061

International
Sportsbook	272	138
iGaming	1,324	1,070
Other	86	81

International segment revenue	1,682	1,289

Australia
Sportsbook	1,262	1,296

Australia segment revenue	1,262	1,296

Total reportable segment revenue	£7,706	£6,040

iGaming revenue includes iGaming, Poker and Lottery.

The information below summarizes revenue by geographical market for the year ended December 31, 2022 and 2021:

	Year ended December 31
(£ in millions)	2022	2021
U.S.	£2,598	£1,394
UK	1,937	1,932
Ireland	228	201
Australia	1,264	1,296
Italy	576	195
Rest of the world	1,103	1,022

Total revenue	£7,706	£6,040

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table shows the reconciliation of reportable segment adjusted EBITDA to loss before taxes for the year ended December 31, 2022 and 2021:

	Year ended December 31
(£ in millions)	2022	2021
UK&I	£615	£568
U.S.	(276)	(511)
International	323	267
Australia	382	435

Reportable segment adjusted EBITDA	1,044	759
Unallocated corporate overhead[1]	(114)	(110)
Depreciation and amortization	(873)	(733)
Gaming tax disputes	—	(8)
Legal settlements / (loss contingencies)[2]	38	(163)
Transaction fees and associated costs[3]	(35)	(22)
Restructuring and integration costs[4]	(131)	(45)
Other (expense) income, net	(1)	71
Interest expense, net	(176)	(155)

Loss before taxes	£(248)	£(406)

1	Unallocated corporate overhead includes shared technology, research and development, sales and marketing, and general and administrative expenses that are not allocated to specific segments.
2

During the year ended December 31, 2022, the settlement of two separate legacy The Stars Group (“TSG”) litigation matters in the International and Australian divisions resulted in the release of various legal provisions and an Income Statement credit of £38 million. On September 22, 2021, the Group announced that the legal dispute between Flutter and the Commonwealth of Kentucky had been settled in full. The Group agreed to pay a further $200 million (£145 million) to Kentucky in addition to the $100 million (£71 million) previously forfeited to the Commonwealth as part of the supersedeas bond in the case in line with the provision outstanding at December 31, 2020. In return, Kentucky released Stars Interactive Holdings (IOM) Ltd, Rational Entertainment Enterprises Ltd and, inter alia, all Flutter entities from any claims relating to the matters in issue in the Kentucky proceedings, and the proceedings were consequently dismissed with prejudice. As a result of this settlement, costs of £163 million (including associated legal costs of £18 million) were incurred during the year ended December 31, 2021.

3

Fees associated with (i) Fox Option arbitration proceedings of £24 million and acquisition-related costs in connection with tombola and Sisal of £9 million for the year ended December 31, 2022; and (ii) advisory fees related to the potential listing of a minority stake of FanDuel in the U.S., which was announced in May 2021, of £10 million, Fox Option arbitration proceedings of £6 million, and acquisition-related costs in connection with Junglee Games, Singular, Sisal and tombola for fiscal 2021 of £6 million for the year ended December 31, 2021.

4

During the year ended December 31, 2022 costs of £131 million (year ended December 31, 2021: £45 million) primarily relate to various restructuring and other strategic initiatives to drive increased synergies arising primarily from the acquisitions of TSG and Sisal. These actions include efforts to consolidate and integrate our technology infrastructure, back-office functions and relocate certain operations to lower cost locations. The costs primarily include severance expenses, advisory fees and temporary staffing cost. Costs also include implementation costs of an enterprise resource planning system that could not be capitalized.

The information below summarizes long-lived assets by geographic areas as of December 31, 2022 and 2021:

	As of December 31,
(£ in millions)	2022	2021
UK	£74	£63
Ireland	52	53
U.S.	54	41
Australia	7	6
Italy	103	—
Rest of world	66	45

Long-lived assets	£356	£208

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	OTHER INCOME, NET

The following table shows the detail of other income / (expense), net for the year ended December 31, 2022 and 2021:

(£ in millions)	2022	2021
Foreign exchange loss, net	£(122)	£(63)
Fair value gain on derivative instruments	115	102
Fair value loss on contingent consideration	—	(3)
(Loss) / gain on settlement of long-term debt	(53)	93
Financing related fees not eligible for capitalization	(8)	(19)
Gain on disposal	—	12
Fair value gain / (loss) on Fox Option liability	62	(53)
Fair value gain on investment	5	2

Total other (expense) income, net	£(1)	£71

5.	INTEREST EXPENSE, NET

The following table shows the detail of interest expense, net for the year ended December 31, 2022 and 2021:

(£ in millions)	2022	2021
Interest and amortization of debt discount and expense on long-term debt, bank guarantees	£(178)	£(152)
Other interest expenses	(4)	(5)
Interest income	6	2

Total interest expense, net	£(176)	£(155)

6.	INCOME TAXES

Loss before income taxes for the years ended December 31, 2022 and 2021 consists of the following:

(£ in millions)	2022	2021
United States	£(359)	£(555)
Foreign	111	149

Loss before income taxes	£(248)	£(406)

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The components of income tax expense (benefit) consist of the following:

(£ in millions)	2022	2021
Current:
U.S. federal	£—	£—
U.S. state	(1)	1
Foreign	185	146

Total current tax expense	184	147
Deferred:
U.S. federal	—	—
U.S. state	—	—
Foreign	(122)	(9)

Total deferred (benefit) / expense	(122)	(9)

Total income tax provision	£62	£138

The reconciliation between the Irish statutory income tax rate, the trading income tax rate of our country of domicile, and our actual effective tax rate for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Irish corporation trading tax rate of 12.5%	(12.5)%	(12.5)%
Depreciation on non-qualifying property and equipment	(1.6)%	(1.3)%
Effect of different statutory tax rates in overseas jurisdictions	(8.5)%	(4.6)%
Non-deductible expenses	9.8%	17.5%
Non-taxable income	(4.5)%	(1.0)%
Recognition of deferred tax on internal asset transfers	(16.1)%	(15.5)%
Effect of changes in statutory income tax rates	(0.8)%	25.8%
Change in valuation allowance	56.0%	25.0%
Under provision in prior year	3.2%	0.6%

Actual effective tax rate	25.0%	34.0%

The Group’s effective tax rate is materially impacted by (i) the change in valuation allowance of £68 million (year ended December 31, 2021: £339 million) from our assessment of the future recoverability of deferred tax assets primarily in the U.S. and Netherlands, which both have a history of cumulative losses in recent years; and (ii) the effect of expenses which are not deductible for income tax purposes.

The future effective tax rate of the Group will be affected by the ongoing geographic mix of profits in accordance with the OECD guidelines in relation to Base Erosion and Profit Shifting. On December 15, 2022, European Union (EU) Member States unanimously adopted the Minimum Tax Directive via written procedure ensuring a global minimum level of taxation (set at 15%) for multinational enterprise groups. GLoBE Model rules were released in March 2022 and broadly EU Member States have until December 31, 2023 to transpose the Directive into national legislation with the rules to be applicable for fiscal years starting on or after December 31, 2023. None of the countries in which the Group operates has enacted Pillar Two Model Rules as part of their national laws as of December 31, 2022. Whilst consultation on a number of areas remains ongoing, we will continue to monitor developments closely and we expect this to lead to an increase in tax from 2024 onwards.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The components of deferred tax assets (liabilities) were as follows as of December 31, 2022 and 2021:

	As of December 31,
(£ in millions)	2022	2021
Deferred tax assets
Property and equipment	£24	£10
Intangible assets	103	66
Employee benefits	73	53
Net operating loss carryforwards	757	772
Other	112	31

Total deferred tax assets	1,069	932
Valuation allowance	(883)	(815)

Total deferred tax assets, net of valuation allowance	186	117
Deferred tax liabilities
Property and equipment	(3)	(1)
Other	—	(4)
Intangible assets	(906)	(602)

Total deferred tax liabilities	(909)	(607)

Net deferred tax liabilities	£(723)	£(490)

Deferred tax assets and liabilities have been offset at December 31, 2022 and 2021 to the extent they relate to the same tax-paying component. Included in the balance sheet is a deferred tax asset of £37 million (year ended December 31, 2021: £7 million) and a deferred tax liability of £760 million (year ended December 31, 2021: £497 million).

The deferred tax liability in relation to intangible assets disclosed above primarily relates to acquisition accounting-related intangibles. This deferred tax liability will unwind as the intangible assets are amortized over their useful economic life.

The deferred tax asset arising on employee benefits primarily relates to future tax deductions the Group expects to receive in relation to share-based payment plans operated by the Group to reward its employees. The asset is recognized at the tax rate at which it is expected to unwind.

Based upon the Group’s evaluation, the Group has recorded valuation allowances against deferred tax assets in respect of losses of £2,919 million gross, £883 million tax-effected (year ended December 31, 2021: £815 million tax effected).

The Group has net operating loss carryforwards of £2,919 million. Of these, £1,346 million expire within 10 years, £314 million to expire within 20 years and £1,259 million have no expiry date.

The Group considers all available positive and negative evidence, including historical net operating losses, future reversals of deferred tax liabilities and tax planning strategies. A valuation allowance has been recorded against deferred tax assets relating to £883 million and £815 million. This is on the basis that there is insufficient certainty of there being future taxable profits in the relevant jurisdictions and therefore the assets will not be realizable. The timing of recognition is a key area of judgement in the current period.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

As of December 31, 2022, foreign earnings of £56 million have been retained by the Group’s foreign subsidiaries for indefinite reinvestment. Upon repatriation of those earnings, in the form of dividends or otherwise, the Group could be subject to withholding taxes payable to the various foreign countries of £3 million.

The following table presents a reconciliation of the total amounts of unrecognized tax benefits, excluding interest and penalties:

	As of December 31,
(£ in millions)	2022	2021
Unrecognized tax benefits at beginning of the year	£139	£40
Decreases for tax positions of prior years	(1)	(14)
Increases for tax positions of the current year	67	113
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(3)	—
Settlements	(5)	—

Unrecognized tax benefits at the end of the year	£197	£139

The total amounts of interest and penalties recognized in the statement of operations were £1 million (year ended December 31, 2021: £1 million).

The total amounts of interest and penalties recognized in the balance sheet were £3 million (year ended December 31, 2021: £2 million).

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate are £197 million.

In addition to filing federal income tax returns, the Group files income tax returns in numerous states and foreign jurisdictions that impose an income tax. The Group is no longer subject to U.S. federal examination for years prior to 2019. The Group is no longer subject to Irish tax authority examination for years prior to 2018. The Group is no longer subject to examination in any of its U.S. state or foreign tax jurisdictions for years prior to 2014.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	LOSS PER SHARE

The following table sets forth the computation of the Group’s basic and diluted net loss per common share attributable to the Group:

	Year ended December 31,
(£ in millions except share and per share amounts)	2022	2021
Numerator:
Net loss	£(310)	£(544)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	(2)	(10)
Adjustment of redeemable non-controlling interest to redemption value	52	134

Net loss attributable to Flutter shareholders – basic and diluted	£(360)	£(668)

Denominator:
Weighted average shares – basic and diluted	177	176

Net loss per share attributable to Flutter shareholders – basic and diluted	(2.04)	(3.80)

The number of options excluded from the diluted weighted average number of common share calculation due to their effect being anti-dilutive is 2,537,536 (2021: 2,289,170).

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following as of December 31, 2022 and 2021:

	As of December 31,
(£ in millions)	2022	2021
Prepayments	£169	£125
Derivative financial assets	280	—
Current tax receivable	45	46
Value-added tax and goods and services tax	8	5
Other receivables	78	27

Total prepaid expenses and other current assets	£580	£203

9.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following as of December 31, 2022 and 2021:

	As of December 31,
(£ in millions)	2022	2021
Computer equipment	£433	£246
Fixtures and fittings	277	255
Land, buildings and leasehold improvements	181	138
Property and equipment – Cost	891	639
Less: Accumulated depreciation	535	431

Property and equipment – net	£356	£208

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Total depreciation expense for property and equipment for the years ended December 31, 2022 and 2021, is as follows:

(£ in millions)	2022	2021
Cost of sales	£23	£13
Technology, research and development expenses	19	9
Sales and marketing expenses	1	1
General and administrative expenses	44	39

Total depreciation expense	£87	£62

10.	GOODWILL

The following table shows changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2022 and 2021:

(£ in millions)	UK&I	International	Australia	US	Total
December 31, 2020	£5,886	£2,582	£521	£599	£9,588
Additions	—	67	—	—	67
Disposals	(78)	—	—	—	(78)
Foreign Exchange	(1)	(128)	(26)	5	(150)

December 31, 2021	5,807	2,521	495	604	9,427

Additions	217	1,015	—	—	1,232
Foreign Exchange	1	190	23	71	285

December 31, 2022	£6,025	£3,726	£518	£675	£10,944

Goodwill Impairment Testing

In 2022 and 2021, the Group performed a qualitative test for all reporting units that carried goodwill. The qualitative testing conducted in 2022 and 2021 concluded that no goodwill impairments existed.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	INTANGIBLE ASSETS, NET

Intangible assets subject to amortization consisted of the following as of December 31, 2022 and 2021:

	Weighted Average Useful Life (Years)	As of December 31,
(£ in millions except years)		2022	2021
Computer software and technology	2.7	£602	£379
Licenses	8.9	657	450
Development expenditure	2.9	651	435
Trademarks	17.0	2,990	2,356
Customer relations	6.5	3,627	3,164
Other	16.7	141	31

Gross carrying value		8,668	6,815

Computer software and technology		276	129
Licenses		353	325
Development expenditure		357	232
Trademarks		642	456
Customer relations		1,193	812
Other		33	30

Accumulated amortization		2,854	1,984

Computer software and technology		326	250
Licenses		304	125
Development expenditure		294	203
Trademarks		2,348	1,900
Customer relations		2,434	2,352
Other		108	1

Net carrying amount		£5,814	£4,831

Total amortization expense for the years ended December 31, 2022 and 2021, is as follows:

(£ in millions)	2022	2021
Cost of sales	£242	£168
Technology, research and development expenses	22	39
Sales and marketing expenses	512	451
General and administrative expenses	10	13

Total amortization expense	£786	£671

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

As of December 31, 2022, estimated total amortization expense for the next five years related to the Group’s intangible assets subject to amortization is as follows:

(£ in millions)	Estimated Amortization Expense
2023	£745
2024	573
2025	464
2026	390
2027	349

£2,521

12.	BUSINESS COMBINATIONS AND DISPOSALS

Year ended December 31, 2022

Acquisition of Sisal

On August 4, 2022, the Group completed the acquisition of 100% of Sisal, Italy’s leading retail and online gaming operator with operations also in Turkey (of which it has a controlling 49% interest through Sisal Sans) and Morocco. The purchase comprised of a cash payment of £1,675 million (€2,002 million).

The following table summarizes the purchase price and fair value of the assets and liabilities acquired on Sisal acquisition during the year ended December 31, 2022:

(£ in millions)
Cash and cash equivalents	£90
Player deposits – cash and cash equivalents	304
Accounts receivable, net	32
Prepaid expenses and other current assets	37
Property and equipment, net	106
Operating lease right-of-use assets	62
Intangible assets, net	1,058
Deferred tax assets	16
Other non-current assets	10

Total identifiable assets acquired	1,715
Liabilities assumed:
Accounts payable	70
Player deposit	304
Other current liabilities	126
Operating lease liabilities	65
Deferred tax liability	294
Other non-current liabilities	64

Total liabilities assumed:	923
Net assets acquired (a)	792
Non-controlling interest measured at the fair value of net assets identified (b)	(126)
Purchase consideration (c) (satisfied by cash)	1,675

Goodwill (c) – (b) – (a)	£1,009

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Included within the intangible assets were £1,058 million of separately identifiable intangibles comprising trademarks, customer relations, licenses, and technology acquired as part of the acquisition, with the additional effect of a deferred tax liability of £293 million thereon. The book value approximated to the fair value on the remaining assets as all amounts are expected to be received.

The fair value of trademarks identified was £435 million and was estimated using the Relief from Royalty Method. Significant assumptions include: (i) Royalty rates of 5.1% and 7.6% applied to the projected revenues for the remaining useful life of the trade name to estimate the royalty savings and (ii) a discount rate of 8.8% and 14.9%. Trademarks are amortized over their expected weighted-average useful economic life of 20 years.

The fair value of customer relationships identified was £229 million and was estimated using the Multi-Period Excess Earnings Method. Significant assumptions include: (i) expectations for the future after-tax cash flows arising from the follow-on revenue from customer relationships that existed on the acquisition date over their estimated lives, (ii) customer attrition rates, which assume a substantial customer churn within the first five years, less a contributory assets charge of 13.9% and 12.5%, and (iii) discount rates of 11.0% and 14.9%. Customer relationships are being amortized on an accelerated method over their expected weighted-average useful economic life of 4.1 years.

The fair value of licenses (lottery, gaming and betting concessions) identified was £183 million and was estimated using the Replacement Cost Method. Significant assumptions include details regarding both the useful life and estimates of current cost with renewing the existing concessions.

The fair value of developed technology was £107 million and was estimated using the Relief from Royalty Method. Significant assumptions include: (i) Royalty rates of 10.1% applied to the projected revenues for the remaining useful life of the technology to estimate the royalty savings and (ii) a discount rate of 11.0% and 14.9%. Technology is amortized over their expected weighted-average useful economic life of 5 years.

The fair value of point of sales and affiliate network was £104 million and was estimated using the Replacement Cost Method for the point of sales network and the Multi-Period Excess Earnings Method for the affiliation network. Significant assumptions include (i) estimates of current cost with setting up the existing point of sales network and (ii) estimated revenues and cash flows derived from the affiliation network which assumes an attrition rate of 10%. The resulting cash flows were discounted using a discount rate of 8.8% to arrive at the fair value for the affiliation network. Point of sales network are amortized over their expected weighted-average useful economic life of 20 years and 15 years for affiliation network.

Acquisition-related costs of £6 million were included in general and administrative expenses in the Group’s consolidated statement of comprehensive income / (loss) for the year ending December 31, 2022 (2021: £2 million).

The gross contractual amount for trade receivables and other receivables due is £38 million, with a loss allowance of £7 million recognized on acquisition.

The main factors leading to the recognition of goodwill (none of which is deductible for tax purposes) is the opportunity to increase the Group’s exposure to an attractive fast-growing regulated online market with Sisal’s omni-channel offering delivering a competitive advantage to the Group. The acquisition provides the Group with lottery capabilities for the first time and presents the opportunity to grow outside of Italy as Sisal have already done in Turkey via this product offering. There are also tangible opportunities to deliver material revenue synergies from the acquisition of Sisal through (i) leveraging Sisal’s retail channel to grow online deposits for existing Flutter brands, (ii) enhancing Sisal’s sports betting offering by utilizing the Group’s pricing and risk management capabilities and (iii) enhancing Sisal’s casino product by providing it with access to the Group’s in-house gaming content. The goodwill has been allocated to the existing International segment and reporting unit.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The fair value of the non-controlling interest in Sisal Sans, a private entity, was estimated by applying the income approach and a market approach. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a fair value measurement categorized within Level 3 of the fair value hierarchy as described in Section 820-10-35. Assumptions include a discount rate of 14.9% and terminal growth rate of 5.0%.

Since the date of acquisition to December 31, 2022, Sisal has contributed revenue of £398 million and £24 million of profit after tax to the results of the Group.

Acquisition of tombola

On January 10, 2022, the Group completed the acquisition of a 100% stake in tombola, the UK market’s leading online bingo operator. tombola is a successful bingo-led gaming Group with an emphasis on providing a low staking bingo proposition to a highly engaged customer base. The purchase comprised of a cash payment of £410 million.

(£ in millions)
Cash and cash equivalents	£10
Player deposits	5
Accounts receivable	13
Property and equipment	11
Intangible assets	245

Total identifiable assets acquired	284
Liabilities assumed:
Accounts payable	7
Other current liabilities	18
Player deposits liabilities	5
Deferred tax liabilities	61

Total liabilities assumed:	91
Net assets acquired (a)	193
Purchase consideration (b)	410

Goodwill (b) – (a)	£217

Included within the intangible assets were £245 million of separately identifiable intangibles comprising trademarks, customer relations and technology acquired as part of the acquisition, with the additional effect of a deferred tax liability of £61 million thereon. The book value equated to the fair value on the remaining assets as all amounts are expected to be received.

The fair value of customer relationships identified was £120 million and was estimated using the Multi-Period Excess Earnings Method. Significant assumptions include: (i) revenue attributable to customers, EBIT margin and contribution to assets charges, and (ii) a discount rate of 10.9%. Customer relationships are being amortized over their expected weighted-average useful economic life of 5.1 years.

The fair value of the trademarks identified was £90 million and was estimated using the Relief from Royalty Method. Significant assumptions include: (i) the estimated annual revenue and the royalty rate, and (ii) a discount rate of 11.1%. Trademarks are amortized over their expected weighted-average useful economic life of 20 years.

The fair value of developed technology was £35 million and was estimated using the Relief from Royalty Method. Significant assumptions include: (i) the estimated revenue, technology migration and the royalty rate, and (ii) a discount rate of 10.1%. Technology is being amortized over their expected weighted-average useful economic life of 5 years.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Acquisition-related costs of £3 million were included in general and administrative expenses in the Group’s consolidated statement of comprehensive income / (loss) for the year ending December 31, 2022 (2021: £3 million).

The main factors leading to the recognition of goodwill (none of which is deductible for tax purposes) are the expansion of the Group’s position in online bingo and the sharing of product capabilities, expertise and technology across the UK&I division. The goodwill has been allocated to the existing UK&I reporting unit.

Since the date of acquisition to December 31, 2022, tombola has contributed revenue of £175 million and £10 million profit after tax to the results of the Group.

Unaudited pro forma information

The pro forma financial information presented below is for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the acquisitions had been completed on the date indicated, does not reflect synergies that might have been achieved, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon currently available information and certain assumptions that the Group believes are reasonable under the circumstances.

The following pro forma information presents the combined results of operations for each of the periods presented, as if Sisal and tombola had been acquired as of January 1, 2021. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the business combinations had taken place as of January 1, 2021. Pro forma results of operations for the other transactions have not been included because they are not material to the consolidated results of operations. The pro forma financial information includes the historical results of the Group, Sisal and tombola adjusted for certain items, which are described below.

	Year ended December 31,
(£ in millions)	2022	2021
Revenue	£8,171	£6,893
Net loss	£292	£650

Pro forma net income reflects the following adjustments:

•

Intangible assets are assumed to be recorded at their estimated fair value as of January 1, 2021, and are depreciated or amortized over their estimated useful lives from that date along with the consequent deferred tax benefit.

•	Transaction-related expenses of £9 million incurred in 2022 are assumed to have occurred on January 1, 2021, and are presented as an expense during the year ended December 31, 2021.

•

Debt financing required to complete the acquisition of Sisal is assumed to have occurred on January 1, 2021, and the additional interest expense recognized is calculated using an effective interest rate of 5.29%.

Acquisition of Sachiko

The Group completed the acquisition of 100% of Sachiko Gaming Private Limited, an online poker gaming developer based in India in exchange for a 5% equity stake in the Group’s subsidiary Junglee Games. The fair value of the consideration was £6 million based on the fair value of Junglee at the date of the acquisition. The purpose of the acquisition is to combine it with the Group’s existing Indian business and

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

widen and expand its product offering in the fast-growing Indian market. Due to the immaterial size of the transaction, no further disclosures are provided.

As part of the acquisition of Sachiko, the Group has put in place arrangements, consisting of call and put options, that could result in it acquiring the 5% of Junglee held by the former shareholders of Sachiko in 2027 and 2032 based on the future Revenue and EBITDA performance of Junglee.

Year ended December 31, 2021

Acquisition of Junglee and Singular

The Group acquired 57.3% in Junglee Games (“Junglee”) and 100% in Singular during the year ended December 31, 2021. The total consideration was £87 million, which consisted of a cash payment of £70 million and contingent consideration of £17 million in the case of Singular that is payable subject to the acquired business meeting strategic milestones in the future. Intangible assets of £47 million were recognized. Goodwill of £67 million was recognized and allocated to the International operating segment and reporting unit. The net assets acquired amounted to £46 million, of which cash and cash equivalents amounted to £19 million with the fair value of non-controlling interest in Junglee amounting to £26 million. Since the date of acquisition to December 31, 2021, these acquisitions have contributed £50 million of revenue and £7 million of a net loss after tax to the results of the consolidated Group. If the acquisitions had occurred on January 1, 2021, their contribution to revenue and net loss after tax for the year ended December 31, 2021 would have been £53 million and £6 million, respectively.

Acquisition-related costs of £2 million for these acquisitions were included in general and administrative expenses in the Group’s consolidated statement of comprehensive income / (loss) for the year ending December 31, 2021.

Disposal of Oddschecker Global Media

On August 31, 2021 the Group sold all of the shares of Oddschecker Global Media (“OGM”), a fully owned subsidiary of the Group, to Bruin Capital, in exchange for £127 million in cash (proceeds of £141 million net of £14 million cash already on the balance sheet) and recorded a gain on the disposal of £12 million. There is potential for the Group to receive further consideration of up to £20 million pending future events. However, it is currently not probable that further amounts will be received and therefore no contingent asset has been recorded. Prior to the sale, the non-current assets were measured at the lower of their carrying amount and fair value less costs to sell. No impairments were recognized. The assets and liabilities of OGM were included within the UK&I segment up to the date of sale.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following as of December 31, 2022 and 2021:

	As of December 31,
(£ in millions)	2022	2021
Accrued expenses	£774	£617
Betting duty, data rights, and product and racefield fees	329	190
Employee benefits	176	157
Liability-classified share-based awards	159	—
Sports betting open positions	93	73
Derivative liability	37	—
Current tax payables	85	48
Loss contingencies	44	69
PAYE and social security	27	10
Value-added tax and goods and services tax	24	31
Contingent consideration	—	21

Total other current liabilities	£1,748	£1,216

Loss contingencies include losses on firmly committed executory contracts, regulatory investigations and proceedings, management’s evaluation of complex laws and regulations, including those relating to gaming taxes, and the extent to which they may apply to our business and industry.

The Group includes contract liability in relation to sports betting open positions in the Consolidated Balance Sheet. The contract liability balances were as follow as of December 31, 2022 and 2021:

	As of December 31, 2022	As of December 31, 2021
Contract liability, beginning of the year	£73	£53
Contract liability, end of the year	93	73
Revenue recognized in the period from amounts included in contract liability at the beginning of the year	73	53

14.	LEASES

The Group’s lease arrangements for its offices, retail stores, data centers and marketing arrangements expire at various dates through 2035. Certain leases are cancelable upon notification by the Group to the landlord and others are renewable. Additionally, the Group subleases certain leases to third parties. Security deposits under letters of credit or cash deposited with banks as of December 31, 2022 and 2021 were £11 million and £4 million, respectively.

Substantially all leases are long-term operating leases for facilities with fixed payment terms between 1 and 15 years. The current portion of operating lease liabilities are presented within total current liabilities, and the non-current portion of operating lease liabilities are presented within total liabilities on the Consolidated Balance Sheets.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Lease Cost — The components of lease cost consisted of the following for the years ended December 31, 2022 and 2021:

(£ in millions)	2022	2021
Operating lease cost	£90	£58
Short term lease cost	14	9
Sublease income	(1)	(1)

Total lease cost	£103	£66

Lease Term and Discount Rate — The weighted-average remaining lease term (in years) and discount rate related to the operating leases consisted of the following as of December 31, 2022:

As of December 31, 2022
Weighted-average remaining lease term (Years)	5.52
Weighted-average discount rate	3.75%

As most of the Group’s leases do not provide an implicit rate, the Group used its incremental borrowing rate based on the information available at the lease commencement date to determine present value of lease payments, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

Maturity of Lease Liabilities — The present value of the Group’s operating leases consisted of the following as of December 31, 2022:

(£ in millions)	Year Ending December 31
2023	£103
2024	90
2025	66
2026	48
2027	38
Thereafter	106

Total undiscounted future cash flows	451
Less: imputed interest	(44)

Present value of undiscounted future cash flows	407

Less: Operating lease liabilities – current	90
Operating lease liabilities – noncurrent	317

Total operating lease liabilities	£407

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Other Information — Supplemental cash flow and other information for the years ended December 31, 2022 and 2021 related to operating leases was as follows:

	For the year ended December 31,
(£ in millions)	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	£74	£49
Right-of-use assets obtained in exchange for new operating lease liabilities	£122	£98

15.	LONG-TERM DEBT

The Group’s debt comprised of the following:

	As of December 31,
	2022		2021
	Principal outstanding balance in currency of debt (in millions)	Outstanding balance	Principal outstanding balance in currency of debt (in millions)	Outstanding balance
GBP First Lien Term Loan A due 2025	£1,018	£1,017	£1,018	£1,017
EUR First Lien Term Loan A due 2026	€549	487	—	—
USD First Lien Term Loan A due 2026	$200	165	—	—
USD First Lien Term Loan B due 2026	$2,902	2,399	$2,931	2,167
USD First Lien Term Loan B due 2028	$1,247	1,031	—	—
EUR First Lien Term Loan B due 2026	€507	450	€507	428
GBP Revolving Credit Facility due 2025	£63	63	—	—

Total debt principal including accrued interest		5,612		3,612

Less: unamortized debt issuance costs		(34)		(42)
Total debt		5,578		3,570
Less: current portion of long-term debt		(36)		(22)

Total long-term debt		£5,542		£3,548

Term Loan A and Revolving Credit Facility Agreement (the “Term Loan A Agreement”)

In March 2020, we entered into the Term Loan A Agreement with Lloyds Bank plc, acting as the original agent and security agent, and the lenders named therein for Term Loan A Facilities and a multicurrency Revolving Credit Facility. In December 2021, we amended and restated the Term Loan A Agreement under which all of the lenders consented to an upsize of £100 million across the GBP First Lien Term Loan A and the GBP Revolving Credit Facility 2025 resulting in aggregate total commitments of £1.5 billion consisting of GBP First Lien Term Loan A commitments of £1.02 billion and a GBP Revolving Credit Facility 2025 commitment of £0.48 billion. In September 2022, as part of the refinancing of the incremental Term Loan B Facility of €2.0 billion (£1.7 billion) incurred to fund the acquisition of Sisal (as discussed below), we further amended and restated the Term Loan A Agreement under which the lenders named therein (including new lenders) agreed to an upsize of £267 million to the GBP Revolving Credit Facility (total revolving credit facility of £748.8 million) and a EUR First Lien Term Loan A of €549 million (£480.0

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

million) and a USD First Lien Term Loan A 2026 of $200 million (£177.5 million). The Group incurred issuance costs amounting £2 million in connection with the EUR First Lien Term Loan A and USD First Lien Term Loan A which has been reduced from the debt’s initial net carrying amount and amortized as additional interest expense over the life of the debt. The Group also incurred £3.7 million in connection with the upsize to the GBP Revolving Credit Facility which has been deferred and amortized on a straight-line basis over the term of the line-of-credit arrangement with the unamortized amount included within other non-current assets. During the year ended December 31, 2022, the Group drew down £584 million and repaid £584 million of the revolving credit facility.

The GBP First Lien Term Loan A has an interest rate of Sterling Overnight Index Average (“SONIA”) plus a Credit Adjustment Spread (“CAS”) plus a margin of 1.75% with a SONIA floor of 0% and matures in May 2025. The EUR First Lien Term Loan A has an interest rate of Euro InterBank Offered Rate (“EURIBOR”) plus a margin of 2.75% with a EURIBOR floor of 0%. The USD First Lien Term Loan A has an interest rate of daily compound Secured Overnight Financing Rate (“SOFR”) plus CAS plus a margin of 2.75%. The EUR First Lien Term Loan A and the USD First Lien Term Loan A mature in July 2026. Interest on each of the facilities is payable on the last day of each interest period. Facilities drawn down may be prepaid at any time in whole or in part on five business days’ (in the case of a Term Rate Loan) or five RFR banking days (in the case of a Compounded Rate Loan) (or such shorter period as the majority lenders may agree) prior notice (but, if in part, by a minimum of £5.0 million or its currency equivalent).

Each cash advance under the GBP Revolving Credit Facility 2025 is to be repaid at the end of its interest period or in full on the maturity date being May 2025. Amounts repaid may be re-borrowed (with automatic netting in the case of any rollover of all or any part of a cash advance and in each case subject to the terms and conditions applicable to the GBP Revolving Credit Facility 2025). A commitment fee of 35% of the margin then applicable on the available undrawn commitment is payable quarterly in arrears during the availability period, or on the last day of the availability period which is one month prior to the maturity date. A utilization fee is also payable in the range of 0.10% to 0.40% per annum based on the proportion of revolving credit facility loans to the total GBP Revolving Credit Facility 2025 Commitments. The utilization fee accrues from day to day and is payable in arrears on the last day of each successive period of three months which ends during the availability period. As of December 31, 2022, we had drawn down £63 million (December 31, 2021: £nil). We had an undrawn revolving credit commitment of £686 million as of December 31, 2022 (December 31, 2021: £482 million), of which £11.0 million (December 31, 2021: £42 million) was reserved for issuing guarantees.

The Term Loan A Facilities and the GBP Revolving Credit Facility 2025 are secured by a first ranking security over (a) the shares in all material subsidiaries as defined therein in the Term Loan A Agreement and, to the extent not a material subsidiary, each obligor (other than Flutter Entertainment plc) to the extent that the shares are owned by a member of the Group and (b) such other assets of the obligors as required to be granted as security for the facilities under the Term Loan B Agreement.

The Term Loan A Agreement requires the Group to ensure that the ratio of consolidated net borrowings to consolidated EBITDA as defined therein (the Net Total Leverage Ratio) is not greater than 5.10:1 on a bi-annual basis. As of December 31, 2022 and 2021, the Group was in compliance with the covenant. The terms of the Term Loan A Agreement limit the Group’s ability to, among other things: (i) incur additional debt, (ii) grant additional liens on assets and equity, (iii) distribute equity interests and/or distribute any assets to third parties, (iv) make certain loans or investments (including acquisitions), (v) consolidate, merge, sell or otherwise dispose of all or substantially all assets, (vi) pay dividends on or make distributions in respect of capital stock or make restricted payments, and (vii) modify the terms of certain debt or organizational documents, in each case subject to certain permitted exceptions.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Syndicated Facility Agreement (the “Term Loan B Agreement”)

In June 2020, we entered in the first amendment to the Syndicated Facility Agreement dated July 2018 as part of the acquisition of The Stars Group Inc. In July 2021, the Group entered into a second amendment to the Term Loan B Agreement under which the Group refinanced all existing term loans then outstanding under the Term Loan B Agreement to Dollar Term B Loans with an aggregate principal amount of $1.4 billion (£1.05 billion), Euro Term B Loans with an aggregate principal amount of €507 million (£436.1 million) and a new incremental Term B Loans in an aggregate principal amount of $1.5 billion (£1.1 billion) (together the “2021 Term Loans”). In addition to refinancing the then-existing term loans, the proceeds from the 2021 Term Loans were used to settle the then-outstanding senior unsecured notes, certain hedging liabilities, pay fees and expenses incurred in connection with the refinancing and for other general corporate purposes. In July 2022, the Group entered into the third amendment to the Term Loan B Agreement under which the Group obtained an incremental term loan of €2.0 billion (£1.7 billion) to fund a portion of the consideration for the acquisition of Sisal. In September 2022, the Group refinanced the incremental term loan of €2.0 billion (£1.7 billion) by incurring new incremental term loans of $1.2 billion (£1.1 billion) and the EUR First Lien Term Loan A and the USD First Lien Term Loan A as discussed above.

$2.9 billion (£2.4 billion) of USD First Lien Term Loan B matures in July 2026 and $ 1.3 billion (£1.0 billion) matures in July 2028. The Euro Term B Loans matures in July 2026. An amount equal to 0.25% of the aggregate principal amount of the USD First Lien Term Loan B outstanding immediately after the second amendment amounting to $2.9 billion and the new incremental term loan amounting to $1.3 billion incurred as part of the September 2022 refinancing are repayable in quarterly installments with the balance due on maturity. The Group has the right to prepay the Term B Loans in whole or in part, without premium or penalty in an aggregate principal amount that is an integral multiple of $0.5 million or €0.5 million, in each case as such amount corresponds to the denomination of the applicable Term B Loan and not less than $1 million or €1 million, in each case as such amount corresponds to the denomination of the applicable Term B Loans or, if less, the amount outstanding. The Term Loan B Agreement also provides for mandatory prepayments, including a customary excess cash flow sweep if certain conditions as prescribed in the Term Loan B Agreement therein are met.

The USD First Lien Term Loan B maturing in July 2026 has an interest rate of LIBOR plus a margin of 2.25% with a LIBOR floor of 0.00%. The USD First Lien Term Loan B maturing in July 2028 has an interest rate of SOFR plus a CAS plus a margin of 3.25% with a SOFR floor of 0.5%. The Euro Term B Loan has an interest rate of EURIBOR plus a margin of 2.50% with a EURIBOR floor of 0.00%. Interest is payable on is payable on the last day of each interest period.

The Term Loan B Loans are secured by first priority security interest (subject to permitted liens) on substantially all of our assets (subject to certain exceptions) in accordance with the Agreed Guarantee and Security Principles (as defined in the Term Loan B Agreement). The Intercreditor Agreement, dated as of May 5, 2020, governs the relationship among our senior secured creditors. The Term Loan B Agreement contains a number of affirmative covenants as well as negative covenants which limit our ability to, among other things: (i) incur additional debt, (ii) grant additional liens on assets and equity, (iii) distribute equity interests and/or distribute any assets to third parties, (iv) make certain loans or investments (including acquisitions), (v) consolidate, merge, sell or otherwise dispose of all or substantially all assets, (vi) pay dividends on or make distributions in respect of capital stock or make restricted payments, and (vii) modify the terms of certain debt or organizational documents, in each case subject to certain permitted exceptions. As of December 31, 2022, and 2021, the Group was in compliance with all covenants.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Loss on Extinguishment of Debt

Loss on extinguishment of debt includes the write-off of unamortized deferred financing costs, write-back of unamortized premium and extinguishment gains/loss arising from the refinancing undertaken in July 2021 and September 2022.

During 2021, gain on extinguishment of debt totaled £93 million which comprised of a gain of £25 million associated with the derecognition of unamortized premium in connection with the settlement of the Senior Notes out of the proceeds received from the July 2021 refinancing and extinguishment gains of £68 million arising from the refinancing in July 2021 of the existing term loans then outstanding under the Term Loan B Agreement as the terms of the new debt were substantially different from those of the original debt in case of certain lenders in the syndicate.

The Group determined that the September 2022 refinancing of the incremental term loan of €2.0 billion which was used to fund a portion of the consideration for the acquisition of Sisal did not result in the terms of the original and new debt being substantially different. However, as the Group repaid a portion of the principal amount of the incremental term loan, the Group derecognized a proportionate unamortized deferred financing costs relating to the repaid portion which amounted to £53 million.

As of December 31, 2022, the contractual principal repayments of the Group’s outstanding long-term debt, excluding accrued interest, were as follows:

(In millions)
2023	£35
2024	35
2025	1,115
2026	3,437
2027	10
Thereafter	980

Total	£5,612

16.	DERIVATIVES AND HEDGING ACTIVITIES

In the normal course of our business operations, we are exposed to certain risks, including changes in interest rates and foreign currency risk. In order to manage these risks, we use derivative instruments such as futures, forward contracts, swaps, options and other instruments with similar characteristics. All of our derivatives are used for non-trading activities.

Cash flow hedges of interest rate and foreign currency risk

Interest rate and foreign currency risk arising from a portion of the Group’s floating interest rate USD First Lien Term Loan A maturing in 2026 and USD First Lien Term Loan B maturing in 2026 and 2028 respectively are managed using cross-currency interest rate swaps which are designated as cash flow hedges with the objective of reducing the volatility of interest expense and foreign currency gains and losses. Under the terms of the cross-currency interest rate swaps, the Group makes fixed-rate interest payments in pounds sterling (GBP) and receives variable interest amounts in U.S. dollars from counterparties over the life of the agreements effectively converting the variable rate term loans into fixed interest rate debts with the exchange of the underlying notional amounts at maturity whereby the Group will receive U.S. dollars from and pay GBP to the counterparties at exchange rates which are determined at contract inception.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The notional amount of cross-currency interest rate swaps accounted for as cash-flow hedges was $2,085 million as of December 31, 2022, and $1,183 million as of December 31, 2021 with maturities of ranging from July 2023 to September 2024. Changes in the fair value on the portion of the derivative included in the assessment of hedge effectiveness of cash-flow hedges are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows. Amounts recorded in accumulated other comprehensive income (loss) were recognized in earnings within interest expense, net when the hedged interest payment was accrued. In addition, since the cross-currency interest rate swaps was a hedge of variability of the functional-currency-equivalent cash flows of the recognized term loan liability remeasured at spot exchange rates under ASC 830, “Foreign Currency Matters,” an amount that offset the gain or loss arising from the remeasurement of the hedged term loan liability was reclassified each period from accumulated other comprehensive income (loss) to earnings in the foreign exchange loss, net, which is a component of other income, net.

The amount reclassified from accumulated other comprehensive income (loss) into earnings was a net gain of £57 million and £8 million for the years ended December 31, 2022 and 2021 respectively.

The Group expects to reclassify a gain of £21 million from accumulated other comprehensive income (loss) into earnings within the next 12 months.

Net investment hedge

The Group has investments in various subsidiaries which form part of the Group’s International segment with Euro functional currencies. As a result, the Group is exposed to the risk of fluctuations between the Euro and GBP exchange rates. The Group designated its EUR First Lien Term Loan A and EUR First Lien Term Loan B maturing in 2026 as a net investment hedge of its Euro denominated subsidiaries which are intended to mitigate foreign currency exposure related to non-GBP net investments in certain Euro functional subsidiaries. As of December 31, 2022 and 2021, the nominal exposures of EUR First Lien Term Loan A and EUR First Lien Term Loan B designated as net investment hedges were €1,056 million and €507 million, respectively. The designated hedge amounts were considered highly effective.

The foreign currency transaction gains and losses on the Euro-denominated portion of the term loan, which is designated and effective as a hedge of the Group’s net investment in its Euro-denominated functional currency subsidiaries, are included as a component of the foreign currency translation adjustment. Losses, net of tax, included in the foreign currency translation adjustment were £129 million for the ended December 31, 2022, and gains, net of tax amounting to £22 million for the ended December 31, 2021. There were no amounts reclassified out of accumulated other comprehensive income (“AOCI”) pertaining to the net investment hedge during the years ended December 31, 2022, and 2021 as the Group has not sold or liquidated (or substantially liquidated) its hedged subsidiaries.

Economic hedges

The Group uses cross-currency interest rate swaps to economically hedge the Group’s net foreign currency exposure arising from 1) the risk of fluctuations between the Euro and U.S. dollar exchange rates from the Group’s investment in various subsidiaries which form part of the Group’s International segment and 2) the risk of fluctuations between the Euro and GBP exchange rates arising from the portion of the Group’s USD Term Loans that are not designated in a cash flow hedge. The cross-currency interest rate swaps are also used to manage the interest rate risk arising from the portion of the Group’s USD Term Loans that are not designated in a cash flow hedge. Under the terms of the cross-currency interest rate swaps, the Group makes fixed-rate interest payments in Euro and receives variable interest amounts in U.S. dollars from counterparties over the life of the agreements effectively converting the variable rate debts into fixed interest rate debts with the exchange of the underlying notional amounts at maturity whereby the Group will

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

receive U.S. dollars from and pay Euro to the counterparties at exchange rates which are determined at contract inception. Changes in the fair value of these instruments are recorded in earnings throughout the term of the cross-currency interest rate swaps and are reported in other income, net in the Consolidated Statements of Income/(Loss). As of December 31, 2022, the cross-currency interest rate swaps have maturities of ranging from July 2023 to September 2024.

The following table summarizes the fair value of derivatives as of December 31, 2022 and 2021:

£ in millions	Derivative Assets				Derivative Liabilities
As of December 31	2022		2021		2022		2021
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as cash flow hedges:
Cross-currency interest rate swaps	Prepaid expenses and other current assets	£95	Other non-current assets	£3	Other non-current liabilities	£(46)	Other non-current liabilities	£(32)

Total derivatives designated as hedging instrument		£95		£3		£(46)		£(32)

Derivatives not designated as hedging instruments:
Cross-currency interest rate swaps	Prepaid expenses and other current assets	185	Other non-current assets	65	Other current liabilities	(37)		—
Cross-currency interest rate swaps					Other non-current liabilities	£(27)	Other non-current liabilities	£(23)

Total derivatives not designated as hedging instruments		£185		£65		£(64)		£(23)

Total derivatives		£280		£68		£(110)		£(55)

17.	REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY

Redeemable non-controlling interest

FanDuel

Boyd Interactive Holdings LLC (“Boyd”) holds a non-controlling, economic interest of 5% in FanDuel Group Parent LLC (“FanDuel”). Boyd’s investment comprises of 4.5% ownership in the form of Investor Units and the remaining in the form of warrants that allow Boyd to acquire 0.5% Investor Units, at an aggregated exercise price of $1.00, at any time until October 22, 2031. If the warrants remain unexercised at the end of exercise period, they automatically convert into such number of Investor Units that provide Boyd an additional ownership of 0.5% envisaged on exercise of such warrants.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Group agreed a redemption mechanism with Boyd in the form of symmetrical call and put options as part of Boyd’s acquisition of ownership interest in FanDuel in 2019. The collaboration anniversary options are exercisable beginning August 1, 2028, and continuing for a period of 30 days (the “Collaboration Anniversary Exercise Period”) and expire if neither the Group nor Boyd exercise the options. The collaboration termination options are exercisable beginning on the earlier to occur of the termination and expiration of the collaboration agreement and continuing for a period of 30 days (the “Collaboration Termination Exercise Period”) and expire if neither the Group nor Boyd exercise the options. The symmetrical call and put options enable the Group to acquire Boyd’s 5% non-controlling ownership at an exercise price negotiated in good faith between them, as two unrelated, independent parties. If FanDuel and Boyd are unable to agree on an exercise price, independent appraisers are required to perform a fair market valuation exercise of Boyd’s Investor Units, without giving effect to any ‘minority discount’ or ‘liquidity discount.’ The aforesaid symmetrical call and put options can be settled, at the Group’s election, in cash denominated in U.S. dollars, freely tradeable shares of Flutter listed on the Irish Stock Exchange plc or the London Stock Exchange plc or any combination thereof. Flutter’s shares issued to settle the consideration cannot exceed 10% of the existing and outstanding Flutter shares as of the first date of such exercise period, in which event, the Group would settle the balance consideration in cash.

Adjarabet

As part of the Group’s acquisition of Atlas LLC (“Adjarabet”) in 2019, a redemption mechanism in the form of call and put options was agreed with City Loft LLC, the owner of 49% non-controlling interest in Adjarabet. This enabled the Group to acquire City Loft LLC’s non-controlling interest post completion of a lock-in period that ended on February 28, 2022 at an exercise price calculated using a multiple of Atlas LLC’s EBITDA less Net Debt as defined in the shareholder agreement. City Loft LLC elected to exercise the put option, and the Group acquired the remaining 49% for a cash consideration of €238 million (£205 million).

Junglee

As part of the Group’s acquisition of Junglee Games India Private Limited (“Junglee India”), through an intermediate holding company Junglee Games Inc (“Junglee”) in 2021, a redemption mechanism in the form of call and put options (“the Junglee Options”) was agreed with two sets of non-controlling interest shareholder groups that collectively own 42.7%. The call and put options are exercisable in two tranches in 2023 and 2025, commencing on the date on which the option price is determined in accordance with the terms as set out in the shareholders agreement and ending on a date that is 30 days thereafter. The options expire if neither the Group nor the non-controlling interest shareholder groups exercise the options. The option price is based on a formula which provides equal weightage to EBITDA and Net Revenue multiples, as defined in the shareholders agreement. The options can be settled, at the Group’s election, in cash or freely tradeable shares of Flutter listed on London Stock Exchange plc and are subject to cap of approximately $1,696 million minus certain deductions specified in the shareholder agreement.

Sachiko

As part of the Group’s acquisition of Sachiko Gaming Private Limited (“Sachiko”) in 2022, through Junglee India, the Group issued 5% equity interest in Junglee India to Sachiko’s previous owners as consideration. At the time of Sachiko’s acquisition, a redemption mechanism in the form of symmetrical call and put options was agreed to enable the Group to re-acquire 5% equity interest in Junglee India. The options are exercisable in two tranches, the first being within one year after the expiry of five years from the closing date as defined in the subscription agreement and the second with one year after the expiry of 10 years from the closing date as defined in the subscription agreement. The options expire if neither the Group nor the

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

non-controlling interest shareholder exercise the options. This allows the Group to increase its ownership interest in Junglee India to 100% in 2032. The option’s exercise price is based on a formula which provides equal weightage to EBITDA and Net Revenue multiples, as defined in the shareholders agreement. The options can be settled in cash or shares, subject to mutual agreement of both parties.

Common shares

The total authorized common shares of the Company comprises 300,000,000 ordinary shares of €0.09 (£0.08) each (2021: 300,000,000 ordinary shares of €0.09 (£0.08) each). All issued common shares are fully paid. The holders of common shares are entitled to vote at general meetings of the Company. Where voting at a general meeting is done by way of a poll, each shareholder present is entitled to one vote for each share that he or she holds as of the record date for the meeting. Where voting is by way of a show of hands at a general meeting, every shareholder as of the record date for the meeting who is present in person and every proxy shall have one vote. Ordinary shareholders are also entitled to receive dividends as may be declared by the Company from time to time.

Reduction of capital

In accordance with the provisions of sections 84 and 85 of the Companies Act 2014 and the authority conferred by resolution 11 as approved by shareholders at the AGM, the Board applied to the Irish High Court to reduce the Company’s capital by the amount of £10.0 billion standing to the credit of Flutter’s additional paid-in capital account following completion of the capitalization. On November 3, 2021, the Irish High Court approved the reorganization of the Company’s capital by the reduction of £10.0 billion standing to the credit of Flutter’s additional paid-in capital account, and the transfer of such sum to the Company’s distributable reserves account (under Irish law, dividends and distributions may only be made from profits available for distribution also known as “distributable reserves”). This resulted in the transfer of £10.0 billion from additional paid-in capital to retained earnings.

Treasury shares

On August 25, 2021, the Company announced it had cancelled all its 1,965,600 ordinary shares of €0.09 (£0.08), each previously held by it as treasury shares, which resulted in the transfer of £41 million from treasury shares to retained earnings and common shares.

Shares held by Employee Benefit Trust

At December 31, 2022, the Paddy Power Betfair plc Employee Benefit Trust (“EBT”) held 1,396 (December 31, 2021: 33,158) of the Company’s own shares, which were acquired at a total cumulative cost of £0.2 million (December 31, 2021: £4 million) in respect of potential future awards relating to the Company’s employee share plans. 23,775 shares were purchased at a cost of £3 million during the year ended December 31, 2022 (December 31, 2021: 1,337,894 shares at a cost of £181 million). During the year ended December 31, 2022, 55,537 shares with an original cost of £7 million were transferred from the EBT to the beneficiaries of the EBT (year ended December 31, 2021: 1,372,056 shares with an original cost of £183 million).

Non-controlling interest

As a result of the acquisition of Sisal during the year, £126 million was recorded in respect of the non-controlling interest relating to Sisal Sans, a Turkish subsidiary of the Group.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME / (LOSS)

The following table presents the changes in accumulated other comprehensive income / (loss) by component for the years ended December 31, 2022 and 2021:

(£ in millions)	Cash Flow Hedges	Unrealized Gains and (Losses) on Available-for- Sale Debt securities	Foreign Currency Translation, net of Net Investment Hedges	Total
Balance as of January 1, 2021	£(1)	£(1)	£37	£35
Other comprehensive income / (loss) before reclassifications	19	(1)	(309)	(291)
Amounts reclassified from accumulated other comprehensive income	(8)	—	—	(8)

Net current period other comprehensive income / (loss)	11	(1)	(309)	(299)

Balance as of December 31, 2021	10	(2)	(272)	(264)

Other comprehensive income/ (loss) before reclassifications	65	(3)	312	374
Amounts reclassified from accumulated other comprehensive income	(57)	—	—	(57)

Net current period other comprehensive income / (loss)	8	(3)	312	317

Balance as of December 31, 2022	£18	£(5)	£40	£53

19.	SHARE-BASED COMPENSATION

The Group maintains the following share schemes for employees (and, where the specific rules permit, non-executive directors and/or non-employee contractors): the Betfair Long Term Incentive Plan and Deferred Share Incentive Plan; the Flutter Entertainment plc Sharesave Scheme; the Flutter Entertainment plc 2015 Long Term Incentive Plan; the Flutter Entertainment plc 2023 Long Term Incentive Plan; the Flutter Entertainment plc 2015 Medium Term Incentive Plan, the Flutter Entertainment plc 2015 Deferred Share Incentive Plan; the Flutter Entertainment plc 2016 Restricted Share Plan; the Flutter Entertainment plc 2022 Supplementary Restricted Share Plan; The Stars Group Equity Plans; the FanDuel Group Value Creation Plan; and the TSE Holdings Ltd FanDuel Group Value Creation Option Plan. The aggregate number of new issue or treasury shares which may be the subject of award commitments under the employee share schemes in any rolling 10 year period may not (when adjusted for share issuance and cancellations) exceed 10% (5% in the case of discretionary share schemes) of our issued ordinary share capital.

Flutter Entertainment plc 2016 Restricted Share Plan (the “Restricted Share Plan”) The Group issues nonvested share (restricted share) awards and share options with a nominal exercise price under the Restricted Share Plan. Awards granted under the Restricted Share Plan in some cases vest over three and four years and in other cases vest over one and two years. The grant date fair value of the awards is determined based on the quoted trading price of the Group’s share on the London Stock Exchange on the date of the grant. Restricted Share Plan awards are equity-classified awards with compensation cost recognized over the requisite service based on the fair-value-based measure of the award on the grant date.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table provides a summary of the activity under the Restricted Share Plan:

	Restricted Share Awards		Options
	Number of Units	Weighted- Average Fair Value	Number of Units	Weighted Average Remaining Term (Years)	Aggregate Intrinsic Value (£ in millions)
Outstanding at December 31, 2020	719	£123.72	486,203
Granted	468,635	133.05	229,817
Exercised/Vested	(40,245)	135.55	(170,579)		23
Cancelled/Lapsed	(10,166)	138.27	(44,030)

Outstanding as of December 31, 2021	418,943	132.76	501,411
Granted	700,653	98.64	1,072,479
Exercised/Vested	(130,561)	135.53	(87,306)		9
Cancelled/Lapsed	(16,988)	101.80	(157,970)

Outstanding as of December 31, 2022	972,047	£108.19	1,328,614	8.50	£150

The weighted average exercise price for share options granted under the Restricted Share Plan during all years presented and outstanding as of December 31, 2022 is a nominal price. The total fair value of restricted share awards vested during the years ended December 31, 2022 and 2021 was £13 million and £5 million, respectively.

The following table provides additional information for share options outstanding as of December 31, 2022:

	Awards Outstanding	Weighted Average Remaining Term (Years)	Aggregate Intrinsic Value (£ in millions)
Share options exercisable	152,217	6.36	£17

Share options remaining to vest	1,176,397	8.80	£133

For the years ended December 31, 2022 and 2021, compensation cost arising from the Restricted Share Plan was £96 million and £40 million respectively. As of December 31, 2022, there was approximately £133 million of total unrecognized compensation costs related to the Restricted Share Plan, which is expected to be recognized over a weighted-average period of 1.84 years.

357,035 of the 2022 options awarded, have a market condition based on the Total Shareholder Return (“TSR”) relative to the FTSE 100 (excluding housebuilders, real estate investment trusts and natural resources companies). This market condition was directly factored into the fair-value-based measure of the award at the grant date. The Group engaged a third-party valuation specialist to provide a fair value for the awards using a Monte Carlo simulation model. The key inputs in the model were the expected weighted-average volatility of 41.3% and the weighted-average share price of the Group at the date of grant of the award of £95.55. The weighted-average fair value of the awards at the grant date was 122.24.

FanDuel Group Value Creation Plan and TSE Holdings Ltd FanDuel Group Value Creation Option Plan (Together the “VCP”) In 2018, the Group introduced a plan for the employees of FanDuel Group Parent LLC and its subsidiaries (FanDuel Group Parent LLC and its subsidiaries together “FanDuel”) that allows them to share in the future value created within FanDuel. Employees were to be awarded an allocation of

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

units that represents a share in value created. The value of these units was to be determined by the value of the business in July 2021 and July 2023 compared to benchmark. Employees had the option to exercise 50% of these units at July 2021 at the prevailing value, or roll some or all of them to July 2023 at the prevailing value at that date. The Group has the option of settling this plan via the issuance of Flutter Entertainment plc shares or cash.

The Group’s acquisition of an additional 37.2% of FanDuel shares on December 30, 2020 implied a 100% value of FanDuel of $11.2 billion, which was significantly in excess of the out-performance growth cap. Due to this, in May 2021 it was decided to fix the total value of the VCP units at $457 million (£325 million) and determine a value per unit that would be paid out on July 2021 and July 2023 effectively fixing the price per VCP unit value of the plan in both July 2021 and July 2023 to provide certainty to employees. The value per unit to be paid out on VCP units granted in 2018 was set at $318.00 (£225.96) per unit and the value of VCP units granted in 2020 was set at $200.00 (£142.11) per unit. No other changes were made to the terms of the award.

The VCP Units, prior to modification, were classified as equity awards and share-based compensation expense was based on the grant date fair value of the award. The setting of the value per unit resulted in a change in the classification of the award from equity to liability as the VCP Units do not expose the holder to gains and losses in the fair value of the Group in the same way as outright ownership. The change in the classification was accounted for as a modification and resulted in an incremental cost of $299.10 (£212.53) per unit and $167.14 (£118.77) per unit for VCP Units granted in 2018 and 2020 respectively resulting in a total additional incremental compensation cost at the date of modification of £261 million. £18 million of compensation cost based on the fair-value-based measure of the original award was reclassified from additional paid in capital to share-based payment liability on the date of modification.

As a liability classified award, the fair-value-based measure is remeasured at the end of each reporting period until settlement. The changes in the fair-value-based measure are recognized as compensation cost (with a corresponding increase or decrease in the share-based liability) either immediately or over the employee’s remaining requisite service period or non-employee’s vesting period, depending on the vested status of the award. For unvested awards, the percentage of the fair-value-based measure that is recognized as compensation cost at the end of each period is based on the percentage of the requisite service that has been rendered.

The following table provides a summary of the VCP unit activity under the plan:

	Number of Units	Weighted Average Fair Value ($)
Outstanding as of December 31, 2020	1,615,199	20.27
Forfeited prior to change in classification	(15,675)	20.57
Cancellation on change in classification	(1,599,524)	20.27
Reissuance on change in classification	1,599,524	306.46
Settlements	(780,211)	304.91
Forfeited	(165,115)	311.53

Outstanding as of December 31, 2021	654,198	305.65
Forfeited	(69,819)	308.84

Outstanding as of December 31, 2022	584,379	305.59

The table presents the change in classification of the award from equity to liability as a cancellation and reissuance of the award on a gross basis.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2022 and 2021, compensation cost arising from the VCP was £6 million and £273 million respectively. As of December 31, 2022, there was approximately £3 million of total unrecognized compensation costs related to the VCP, which is expected to be recognized over a weighted-average period of 0.13 years.

The total fair-value-based measure of share-based liabilities paid during the years ended December 31, 2022 and 2021 was £nil and £172 million respectively. As of December 31, 2022 the fair-value-based measure of the liability recorded in other current liabilities for the award was £145 million (2021: other non-current liabilities: £125 million). For the years ended December 31, 2022 and 2021, a total of 387,140 and 97,044 VCP Units, respectively had vested.

International Plans

In 2021, the Group introduced plans for certain employees within the International segment that allow them to share in the future growth of their business. A portion of the awards will vest in 2023, with the remainder vesting through 2025. These awards have been classified as liability awards as the settlement of the awards does not expose the holder to gains and losses in the fair value of the Group in the same way as outright ownership.

As a liability classified award, the fair-value-based measure is remeasured at the end of each reporting period until settlement. The changes in the fair-value-based measure are recognized as compensation cost (with a corresponding increase or decrease in the share-based liability) either immediately or over the employee’s remaining requisite service period or non-employee’s vesting period, depending on the vested status of the award. For unvested awards, the percentage of the fair-value-based measure that is recognized as compensation cost at the end of each period is based on the percentage of the requisite service that has been rendered.

For the years ended December 31, 2022, and 2021, compensation cost arising from these plans was £29 million and £5 million, respectively. As of December 31, 2022, there was approximately £21 million of total unrecognized compensation costs related to these plans, which is expected to be recognized over a weighted-average period of 2.11 years.

As of December 31, 2022, the fair-value-based measure of the liability recorded in other non-current liabilities for the award was £34 million (2021: £5 million). There were no amounts paid during the year.

In 2021, the Group also introduced an award plan for management of the International segment comprising of internal strategic milestones and a value creation element, vesting in two tranches in July 2023 and December 2025. The awards were liability classified as the awards were based on a fixed amount and settled in a variable number of shares at the vesting date.

In December 2022, the Group modified the portion of the tranche vesting in December 2025 to be a fixed number of shares resulting in equity classification for the remaining vesting term. On the modification date, the amounts previously recorded as a share-based payment liability as a component of equity in the form of a credit to additional paid in capital amounting to £2 million.

For the years ended December 31, 2022, and 2021, compensation cost arising from the December 2025 tranche was £1 million and £1 million, respectively. As of December 31, 2022, there was approximately £6 million of total unrecognized compensation costs related to the December 2025 tranche, which is expected to be recognized over a weighted-average period of 2.39 years.

The share-based payment liability for the July 2023 tranche was £14 million which is included in other current liabilities as of December 31, 2022 and £7 million in other non-current liabilities as of December 31, 2021. There were no amounts paid during the year.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2022, and 2021, compensation cost arising from the July 2023 tranche was £7 million and £7 million, respectively. As of December 31, 2022, there were approximately £3 million of total unrecognized compensation costs related to the July 2023 tranche, which is expected to be recognized over a weighted-average period of 0.50 years.

Other plans

In addition to the plans disclosed above, the Group maintains the Betfair Long Term Incentive Plan and Deferred Share Incentive Plan; the Flutter Entertainment plc Sharesave Scheme; the Flutter Entertainment plc 2015 Long Term Incentive Plan; the Flutter Entertainment plc 2015 Medium Term Incentive Plan, the Flutter Entertainment plc 2015 Deferred Share Incentive Plan; and The Stars Group Equity Plans, which are equity-classified awards with compensation cost recognized over the requisite service based on the fair-value-based measure of the award on the grant date.

During the year a total of 487,005 awards were granted with a weighted-average grant-date fair value of £56.40. For the years ended December 31, 2022 and 2021, compensation cost arising from these plans was £15 million and £23 million, respectively. At the year end there was a total of 1,233,797 restricted awards and options were outstanding for these plans as of December 31, 2022.

Share-based compensation is classified in the Consolidated Statements of Comprehensive Income / (Loss) as follows:

(£ in millions)	2022	2021
Cost of sales	£7	£5
Technology, research and development expenses	43	84
Sales and marketing expenses	14	34
General and administrative expenses	89	225

Total share-based compensation	£153	£348

The tax benefit related to the compensation expense before any valuation allowance for the years ended December 31, 2022, and 2021 was £16 million and £37 million, respectively.

20.	FAIR VALUE MEASUREMENTS

The Group’s consolidated financial instruments including cash and cash equivalents, player deposits, accounts receivable, other current assets, accounts payable, player deposit liability, and other current liabilities are carried at historical cost. As of December 31, 2022 and 2021, the carrying amounts of these financial instruments approximated their fair values because of their short-term nature.

The carrying amount of long-term debt outstanding under the Term Loan A Agreement and the Term Loan B Agreement approximate their fair values, as interest rates on these borrowings approximate current market rates.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following tables set forth the fair value of the Group’s financial assets, financial liabilities and redeemable non-controlling interests measured at fair value based on the three-tier fair value hierarchy as defined in summary of significant accounting policies:

	As of December 31, 2022
(£ in millions)	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value:
Available for sale – Player deposits – investments	£126	£12	£—	£138
Equity securities	—	—	9	9
Derivative financial assets	—	280	—	280

Total	126	292	9	427

Financial liabilities measured at fair value:
Derivative financial liabilities	—	110	—	110
Fox Option liability	—	—	182	182
Contingent consideration	—	—	18	18

Total	—	110	200	310

Redeemable non-controlling interests at fair value	£—	£—	£645	£645

	As of December 31, 2021
(£ in millions)	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value:
Available for sale – Player deposits – investments	£58	£25	£—	£83
Equity securities	—	—	5	5
Derivative financial assets	—	68	—	68

Total	58	93	5	156

Financial liabilities measured at fair value:
Derivative financial liabilities	—	55	—	55
Fox Option liability	—	—	244	244
Contingent consideration	—	—	38	38

Total	—	55	282	377

Redeemable non-controlling interests at fair value	£—	£—	£726	£726

There were no transfers between levels of the fair value hierarchy during the years ended December 31, 2022 and 2021.

Valuation of Level 2 financial instruments

Available for sale – player deposits – investments

The Group has determined that the fair value of available for sale – player deposits – investments is determined by using observable quoted prices or observable input parameters derived from comparable bonds/markets. Although the Group has determined that a number of the bonds fall within Level 1 of the fair value hierarchy, there are a class of bonds which have been classified as Level 2 due to the existence of relatively inactive trading markets for those bonds.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Derivative financial assets and liabilities – Swap agreements

The Group uses derivative financial instruments to manage its interest rate and foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis of the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, such as yield curves, spot and forward FX rates.

The Group incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the applicable counterparty’s non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of non-performance risk, the Group has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although the Group has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. At the years ended at December 31, 2022 and 2021, the Group assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Group determined that its valuations of its derivatives in their entirety are classified in Level 2 of the fair value hierarchy.

Valuation of Level 3 financial instruments

Equity securities

The Group determined the fair value of investments in equity securities that do not have a readily available market value amounting to £9 million at December 31, 2022 (December 31, 2021: £5 million) using the Market Comparable Companies Approach which involves identification of comparable enterprises, selection of a multiple or multiples for each of the comparable enterprises and adjusting for factors such as differences in entity size, profitability, expected growth, working capital, liquidity, and investors’ required rate of return, given the risk of the investment. The EBITDA multiple used to develop the level 3 fair value measured was 8.8 for the year ended December 31, 2022 (December 31, 2021: 14.4), which was based on the guideline public company method. An increase in the input would result in an increase in the investments in equity securities valuation; a decrease in the input would result in a decrease in the investments in equity securities valuation. The total unrecognized gain of £5 million for the year ended December 31, 2022 (December 31, 2021: £2 million) is recognized with other income (expense), net in the consolidated statement of comprehensive income / (loss).

Non-derivative financial instruments

Fox Option

On October 2, 2019, the Group entered into an arrangement with Fox Corporation (“Fox”), pursuant to which FSG Services LLC, a wholly-owned subsidiary of Fox, has an option (the Fox Option) to acquire an 18.6% equity interest of the then outstanding investor units (the “Fastball Units”) in FanDuel Group Parent LLC (“FanDuel”). In April 2021, Fox filed an arbitration claim against the Group with respect to its option to acquire an 18.6% equity interest in FanDuel seeking the same price that the Group paid for the acquisition of the Fastball Units (37.2% of FanDuel) from Fastball Holdings LLC in December 2020. On November 7, 2022, the arbitration tribunal determined the option price as of December 2020 to be $3.7 billion plus an

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

annual escalator of 5%. As of December 31, 2022, and December 31, 2021, the option price was $4.1 billion and $3.9 billion respectively. Fox has a ten-year period from December 2020 within which to exercise the Fox Option, should it wish to do so, and should Fox not exercise within this timeframe, the Fox Option shall lapse. Cash payment is required at the time of exercise and the Fox Option can only be exercised in full. Exercise of the Fox Option requires Fox to be licensed.

As of December 31, 2022, and December 31, 2021, the fair value of the Fox Option amounting to £182 million and £244 million, respectively, included in other non-current liabilities, was determined using an option pricing model. The significant unobservable inputs were the enterprise value of FanDuel, the discount for lack of marketability (“DLOM”), the discount for lack of control (“DLOC”), implied volatility and probability of Fox getting licensed.

The enterprise value of FanDuel was determined giving an equal weight to the value indications of the discounted cash flow analysis and the guideline public company analysis. The discount rate used in the discounted cash flow analysis was 19.0% and 18.5% for the years ended December 31, 2022, and December 31, 2021. The enterprise value (EV)-to-revenue multiple used in the guideline public company analysis was 5.3x and 12.0x for the years ended December 31, 2022, and December 31, 2021, with the ranges of revenue multiples of selected comparable companies being 1.2x—5.7x and 1.0x—17.0x for the years ended December 31, 2022, and December 31, 2021. The median and arithmetic average for the comparable companies was 2.65x and 2.66x for the year ended December 31, 2022, and 3.3x and 4.6x for the year ended December 31, 2021. In developing the fair value measurement, management placed greater weight on multiples of peer group companies that were most directly comparable to FanDuel from within the selected guideline public companies. The key value drivers considered while assigning weights to multiples of peer group companies were profitability (profit margins), future growth prospects, and size of peer group companies, among others. The result of this calibration was that a multiple between the third quartile and high end was deemed most appropriate to develop the required fair value measurement.

Additionally, management applied a combined 40% discount for lack of marketability and lack of control for the years ended December 31, 2022, and December 31, 2021. Management estimated the DLOM considering outputs from various securities-based approaches that included the Asian Protective Put, Finnerty method and Protective put (Chaffe) method. A range of DLOMs obtained using these approaches was 15.2% to 33.2%. To cross-verify the estimated DLOM, management also conducted restricted stock studies and observed average or median DLOMs in the range of c. 10.9% to c. 45.0%. Management also considered pre-initial IPO studies that indicate median DLOMs to be potentially in a range of 6.15% to 82%, with an arithmetic average of 46.96% within the population of post-2008 IPOs considered in the study. DLOC was estimated at 20% using implied discounts in previous observable transactions involving FanDuel’s equity ownership and data based on Mergerstat studies. To cross-verify the estimated DLOC, Management has calculated the implied DLOC using the control premium used in goodwill impairment studies.

The combined discounts range from 32.2% to 46.5%, with management having selected 40%, which is on the lower end of the third quartile, but above the arithmetic average as most appropriate to develop the required fair value measurement for the years ended December 31, 2022, and December 31, 2021.

The volatility was 38% for the years ended December 31, 2022, and December 31, 2021, with the volatility range of the selected comparable companies being 14.7%—62.7% for December 31, 2022 and 30.4%—59.6% for December 31, 2021. In developing the fair value measurement, the probability of a market participant submitting to and obtaining a license was estimated at 75% for the years ended December 31, 2022, and December 31, 2021.

Changes in discount rates, revenue multiples, DLOM, DLOC, volatility and probability of Fox getting licensed, each in isolation, may change the fair value of certain of the Fox Option. Generally, an increase in

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

discount rates, DLOM and DLOC or decrease in revenue multiples, volatility and probability of FOX getting licensed may result in a decrease in the fair value of the Fox Option. Due to the inherent uncertainty of determining the fair value of the Fox Option, the fair value of the Fox Option may fluctuate from period to period. Additionally, the fair value of the Fox Option may differ significantly from the value that would have been used had a readily available market existed for FanDuel Group LLC. In addition, changes in the market environment and other events that may occur over the life of the Fox Option may cause the losses ultimately realized on the Fox Option to be different than the unrealized losses reflected in the valuations currently assigned.

Redeemable non-controlling interests at fair value

The terms of symmetrical call and put options agreed between the Group and Boyd require exercise price to be calculated at fair market value without giving effect to DLOM and DLOC. FanDuel’s pre-discount enterprise value determined in the same manner as discussed earlier is considered in measuring the fair value of redeemable non-controlling interests owned by Boyd.

Contingent consideration

The contingent consideration payable is primarily determined with reference to forecast performance for the acquired businesses during the relevant time periods and the amounts to be paid in such scenarios. The fair value was estimated by assigning probabilities to the potential payout scenarios. The significant unobservable inputs are forecast performance for the acquired businesses.

The fair value of contingent consideration is primarily dependent on forecast performance for the acquired businesses in excess of a predetermined base target. An increase and decrease of 10% in the excess over the predetermined base target during the relevant time periods would increase and decrease the value of contingent consideration at December 31, 2022 by £1 million and £2 million, respectively (December 31, 2021: £1 million and £2 million).

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Movements in the year in respect of Level 3 financial instruments carried at fair value

The movements in respect of the financial assets and liabilities and redeemable non-controlling interests carried at fair value are as follows:

(£ in millions)	Contingent consideration	Equity securities	Fox Option liability	Total	Redeemable non-controlling at fair value
Balance as of December 31, 2021	£(38)	£5	£(244)	£(277)	£(726)
Total gains or losses for the period:
Included in earnings	5	5	62	72	—
Included in other comprehensive income	—	—	—	—	—
Attribution of net loss and other comprehensive loss:
Net loss attributable to redeemable non-controlling interest					16
Other comprehensive loss attributable to redeemable non-controlling interest					2
Acquisitions and settlements:
Acquisitions	—	—	—	—	—
Settlements	15	(1)	—	14	—
Adjustment of redeemable non-controlling interest at fair value	—	—	—	—	63

Balance as of December 31, 2022	(18)	9	(182)	(191)	(645)

Change in unrealized gains or losses for the period included in earnings	5	5	62	72	—

Change in unrealized gains or losses for the period included in other comprehensive income	£—	£—	£—	£—	£—

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(£ in millions)	Contingent consideration	Equity securities	Fox Option liability	Total	Redeemable non-controlling at fair value
Balance as of December 31, 2020	£(38)	£3	£(191)	£(226)	£(733)
Total gains or losses for the period:
Included in earnings	(4)	2	(53)	(55)	—
Included in other comprehensive income	—	—	—	—	—
Attribution of net loss and other comprehensive loss:
Net loss attributable to redeemable non-controlling interest					26
Other comprehensive loss attributable to redeemable non-controlling interest					—
Acquisitions and settlements:
Acquisitions	(18)	—	—	(18)	—
Settlements	22	—	—	22	—
Adjustment of redeemable non-controlling interest at fair value	—	—	—	—	(19)

Balance as of December 31, 2021	(38)	5	(244)	(277)	(726)

Change in unrealized gains or losses for the period included in earnings	—	2	(53)	(51)	—

Change in unrealized gains or losses for the period included in other comprehensive income	£—	£—	£—	£—	£—

21.	COMMITMENTS AND CONTINGENCIES

Guarantees

The Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group. The Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

The Group has uncommitted working capital overdraft facilities of £16 million (December 31, 2021: £16 million) with Allied Irish Banks p.l.c. These facilities are secured by a Letter of Guarantee from Flutter Entertainment plc.

The Group has bank guarantees: (i) in favor of certain gaming regulatory authorities to guarantee the payment of player funds, player prizes, and certain taxes and fees due by a number of Group companies; and (ii) in respect of certain third-party rental and other property commitments, merchant facilities and third party letter of credit facilities. The maximum amount of the guarantees as of December 31, 2022 was £247 million (December 31, 2021: £44 million). No claims had been made against the guarantees as of December 31, 2022 (December 31, 2021: £Nil). The guarantees are secured by counter indemnities from Flutter Entertainment plc and certain of its subsidiary companies. The value of cash deposits over which the guaranteeing banks hold security was £23 million as of December 31, 2022 (December 31, 2021: £18 million).

Long-term debt under the TLA Agreement and Syndicated Facility Agreement are guaranteed by the Company and certain of its operating subsidiaries.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Other purchase obligations

The Group is a party to several non-cancelable contracts with vendors where the Group is obligated to make future minimum payments under the terms of these contracts as follows:

(£ in millions)	Year Ending December 31
2023	£695
2024	467
2025	345
2026	185
2027	128
Thereafter	383

£2,203

Legal Contingencies

The Group is involved, from time to time, in various litigation, administrative and other legal proceedings, including regulatory actions, incidental or related to its business. The Group establishes an accrued liability for legal claims and indemnification claims when the Group determines that a loss is both probable and the amount of the loss can be reasonably estimated. The estimates are based on all known facts at the time and our assessment of the ultimate outcome. As additional information becomes available, the Group reassesses the potential liability related to our pending claims and litigations, which may also revise our estimates. The amount of any loss ultimately incurred in relation to these matters may be higher or lower than the amounts accrued. Due to the unpredictable nature of litigation, there can be no assurance that our accruals will be sufficient to cover the extent of our potential exposure to losses. Any fees, expenses, fines, penalties, judgments, or settlements which might be incurred by us in connection with the various proceedings could affect our results of operations and financial condition.

Austrian and German player claims

The Group has seen a number of player claims in Austria and Germany for reimbursement of historic gaming losses. The basis of these claims is rooted in the Group having provided remote services in Austria and Germany (outside of Schleswig-Holstein) from Maltese entities on the basis of multi-jurisdictional Maltese licenses, which the Group continues to believe is compliant in accordance with EU law. However, the Austrian Courts and certain German Courts consider the Group’s services non-compliant with their respective local laws. The Group strongly disputes the basis of these claims and judgements made by Austrian and German courts in awarding the player’s claims.

As of December 31, 2022, the Group expects to settle claims amounting €7.6 million (£6.7 million) and recognized a loss contingency included within Other current liabilities. In addition, there are further claims made against the Group amounting to €37.5 million (£33.2 million), the settlement of which is predicated on the merits of the case and whether the enforcement proceedings are successful in laying claim over the Group’s Maltese assets for settlement of these claims. The Group, based on advice from its legal counsel, believes such cross-border enforcement of judgements is in contravention to Maltese public policy and Regulation (EU) 1215/2012 and has not accrued any liability for these claims.

The Group has filed countersuits before the Maltese Civil Court for setting aside these claims. The defendants have also filed garnishee orders with the Maltese Civil Court to attach the Group’s Maltese assets, some of which have already been declined by the Maltese Civil Court. Should the Maltese Courts decide in favor of the

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Group, there would be grounds for dismissal of all pending player claims instituted against the Group. While the Group believes that it has strong arguments, at this time, the Group is unable to reasonably estimate the likelihood of the outcome due to the complexities and uncertainty around the judicial process.

Tax dispute in relation to operations in Italy

In December 2022, the Italian Tax Police initiated an investigation of the operations conducted by PokerStars business in Italy (hereinafter referred to as ‘PS Italy’), alleging that PS Italy’s server infrastructure located in Italy amounts to an Italian permanent establishment for corporate tax purposes.

PS Italy’s submissions to the Italian Tax Police note that the server and network equipment was in third party locations not at the disposal of PS Italy and performed mere auxiliary automated activities primarily put in place to provide Italian regulators with an interface for reporting of PS Italy’s revenues. Further, PS Italy did not employ or have staff locally.

A similar audit of this infrastructure in previous years, at a time when the Group had local employees, resulted in an immaterial Transfer Pricing adjustment being agreed with the Italian Tax Authorities since the Italian Supreme Court ruled that the Group did not have an Italian permanent establishment.

The Group is fully co-operating with the Italian Tax Authorities competent for the issuance of a formal tax assessment (which has not yet been notified). Considering that the review by the Italian Tax Authorities is at an early stage and ongoing and based on currently available information at the time of issue of the consolidated financial statements, the Group is unable to make a reasonable estimate of loss or range of losses, if any, arising from the investigation by the Italian Tax Police.

Goods and Services Tax rate applicable to operations in India

With effect from October 1, 2023, the Indian Parliament confirmed an increase in the goods and services tax (“GST”) rate from 18% to 28% and determined the tax base should be player deposits.

India’s Goods and Services Tax Council (the “GST Tax Authorities”) is currently investigating the historical characterization of services for taxation and therefore the GST rate applicable to products such as rummy, fantasy games and poker offered by online gaming businesses. Industry precedent for products characterized as ‘games of skill’ has been to subject them to a tax of 18% on commission charged from players, whereas the GST Tax Authorities are asserting that the products should be characterized as ‘games of chance’ and are subject to a higher tax of 28% on the amount staked by players.

The GST Tax Authorities have issued tax notices to several online gaming businesses, but not to the Group’s operations in India (Junglee and Sachiko). The cases are being appealed by the online gaming businesses and remain unresolved at the time of issue of the consolidated financial statements. The lead case, the Directorate General of GST Intelligence versus Gameskraft Technologies Private Limited, for the pursual of underpaid GST of $2.6 billion, was ruled in favor of Gameskraft, the taxpayer, at the Karnataka High Court in May 2023, who found the taxes had been paid in accordance with the law, but the case is now being appealed at the Indian Supreme Court.

Since these matters are still developing, the Group is unable to predict the outcome. As of the date of issue of the consolidated financial statements the Group is still assessing the quantum on any potential claim by the GST Tax Authorities and is unable to make a reasonable estimate of any reasonably possible loss or range of losses, if any.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FLUTTER ENTERTAINMENT PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	RELATED PARTY TRANSACTIONS

Effective June 1, 2020, we entered into a consultancy agreement with Richard Flint, a non-executive director, pursuant to which Mr. Flint received £250,000 per annum for providing consultancy services to us. This consultancy agreement was terminated on May 31, 2022. For the year ended December 31, 2022, Mr. Flint received £104,167 (year ended December 31, 2021: £250,000).

23.	SUBSEQUENT EVENTS

Closure of FOX Bet Operations

On July 30, 2023, the Group announced its decision to close the sports betting platform “FOX Bet.” A phased closure of FOX Bet’s operations took place between July 31 and August 31, 2023. The Group operated FOX Bet as part of the U.S. segment, which generated revenue of 0.3% and 0.7% of total U.S. segmental revenue for the years ended December 31, 2022, and 2021, respectively. FOX Corporation will retain future use of the FOX Bet brands.

Acquisition of redeemable non-controlling interest in Junglee Games

In July 2023, the Group completed the acquisition of a further 32.5% outstanding shares of Junglee Games for a cash payment of £75 million. This acquisition brings the Group’s holding in Junglee Games to 84.8% up from the previous controlling interest of 52.3%.

Acquisition of MaxBet

On September 27, 2023, the Group announced the acquisition of an initial 51% stake in MaxBet, an omni-channel sports betting and gaming operator based in Serbia, for a cash consideration of €141 million (£123 million). The Group has put in place a mechanism to acquire the remaining 49% in 2029. MaxBet will provide Flutter with the platform to access fast-growing markets in the Balkans regions via the MaxBet brand.

Due to the timing of the acquisition, the initial purchase accounting is incomplete. The Group will complete its initial allocation of purchase price to total net assets acquired on completion of closing, which is expected to occur in the first quarter of 2024.

Cybersecurity Incident

The Group received notice that certain customer and employee data was involved in the global incident involving the MOVEit file transfer software, which began when the third-party provider administering the software announced that it had identified a previously unknown vulnerability in MOVEit. The Group had previously used MOVEit to share data and manage file transfers similar to many companies globally. Once the Group was informed of the incident, we promptly undertook responsive measures, including restricting access to the affected application, launching an internal investigation in partnership with outside independent cybersecurity forensic and notifying the relevant regulators and law enforcement agencies, as well as our employees and customers, impacted by the incident. Based on this investigation and information currently known at this time, the Group cannot determine or predict the ultimate outcome of this matter or any related claims or reasonably provide an estimate or range of the possible outcome or loss, if any, though we do not expect that this incident will have a material impact on our operations or financial results. However, the Group has incurred and may continue to incur, expenses related to existing or future claims arising from this incident.

In preparing these consolidated financial statements, management evaluated subsequent events through October 20, 2023, on which date the consolidated financial statements were available for issue.

*****

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE II

FLUTTER ENTERTAINMENT PLC

VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED DECEMBER 31, 2022, AND 2021

(£ IN MILLIONS)

	Balance at the beginning of the year	Charged to expense	Charged to other accounts[1]	Balance at the end of the year
Year ended December 31, 2022
Deferred tax asset valuation allowance	£815	£9	£59	£883
Year ended December 31, 2021
Deferred tax asset valuation allowance	£477	£361	£(23)	£815

1	Related to currency translation adjustments.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ITEM 19. EXHIBITS

1.1	Memorandum and Articles of Association of Flutter Entertainment plc.

4.1

Third Amendment to Syndicated Facility Agreement (including the full Syndicated Facility Agreement, as amended, as Annex A), dated July 29, 2022, among Flutter Entertainment plc, Stars Group Holdings B.V., Flutter Financing B.V., Stars Group (US) Co-Borrower, LLC, the other borrowers, lenders and issuing banks from time to time party thereto, Deutsche Bank AG New York Branch, as the administrative agent, and Lloyds Bank plc, as the collateral agent.

4.2

Syndicated Facility Agreement, dated November 24, 2023, among Flutter Entertainment plc, PPB Treasury Unlimited Company, Betfair Interactive US Financing LLC, TSE Holdings Limited, FanDuel Group Financing LLC, Flutter Financing B.V., the other borrowers, lenders and isuing banks from time to time party thereto, J.P. Morgan SE, as the administrative agent and Lloyds Bank plc, as the collateral agent.

4.3	Form of Flutter Entertainment plc Deed of Indemnity*

4.4	Form of The Stars Group, Inc. Indemnification Agreement*

4.5	Rules of the Flutter Entertainment plc 2023 Long Term Incentive Plan*†

4.6	Rules of the Flutter Entertainment plc 2015 Long Term Incentive Plan*†

4.7	Rules of the Flutter Entertainment plc 2016 Restricted Share Plan*†

4.8	Rules of the Flutter Entertainment plc 2015 Medium Term Incentive Plan*†

4.9	Rules of the Flutter Entertainment plc 2015 Deferred Share Incentive Plan*†

4.10	Rules of the Flutter Entertainment plc Sharesave Scheme*†

4.11	Rules of the Flutter Entertainment plc 2024 Omnibus Equity Incentive Plan*†

8.1	List of subsidiaries.

15.1	Consent of KPMG.*

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.

Flutter Entertainment plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Flutter Entertainment plc

By:
	Name:	Peter Jackson
	Title:	Chief Executive Officer

Date: